As filed with the Securities and Exchange Commission on December 11, 2020

Registration No. 333-249944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BridgeBio Pharma, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	84-1850815
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

421 Kipling Street

Palo Alto, CA 94301

(650) 391-9740

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Neil Kumar

Chief Executive Officer

BridgeBio Pharma, Inc.

421 Kipling Street

Palo Alto, CA 94301

(650) 391-9740

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Stephen F. Arcano, Esq. Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Cameron Turtle Chief Business Officer Eidos Therapeutics, Inc. 101 Montgomery Street, Suite 2000 San Francisco, CA 94104 (415) 887-1471	Mark Greene, Esq. Aaron Gruber, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed mergers contemplated by the Agreement and Plan of Merger, dated as of October 5, 2020, described in the joint proxy statement/prospectus contained herein have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY COPY—SUBJECT TO COMPLETION, DATED DECEMBER 11, 2020

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

[●], [●]

Dear Stockholders of BridgeBio Pharma, Inc. and Eidos Therapeutics, Inc.:

As previously announced, on October 5, 2020, BridgeBio Pharma, Inc. (“BridgeBio”), Eidos Therapeutics, Inc. (“Eidos”), Globe Merger Sub I, Inc. (“Merger Sub I”) and Globe Merger Sub II, Inc. (“Merger Sub II”) entered into an Agreement and Plan of Merger (the “merger agreement”), providing for the acquisition of the shares of common stock of Eidos (“Eidos common stock”) not held by BridgeBio or its subsidiaries, on the terms and conditions set forth in the merger agreement. Under the merger agreement: (i) Merger Sub I will merge with and into Eidos (the “initial merger”), with Eidos surviving the initial merger; and (ii) immediately following the initial merger, Eidos will merge with and into Merger Sub II (the “subsequent merger,” and together with the initial merger, the “mergers”), with Merger Sub II surviving as an indirect, wholly owned subsidiary of BridgeBio.

If the mergers are completed, each share of Eidos common stock issued and outstanding immediately prior to the effective time of the initial merger (the “effective time”) that is not owned by BridgeBio or any of its subsidiaries and that is not a restricted share award, will be converted into the right to receive, at the election of each Eidos stockholder, either (1) 1.85 shares of common stock of BridgeBio (“BridgeBio common stock”) (the “stock consideration”) or (2) $73.26 in cash (the “cash consideration” and, together with the stock consideration, the “merger consideration”), subject to proration. The cash consideration will be prorated as necessary to ensure that the aggregate amount of cash consideration payable in the mergers is no greater than $175 million. Immediately upon consummation of the mergers, pre-closing Eidos stockholders (other than BridgeBio and its subsidiaries) are expected to own between 16% and 18% of the outstanding shares of BridgeBio common stock, depending on the amount of cash Eidos stockholders elect to receive.

BridgeBio and Eidos will each hold a special meeting of its stockholders in connection with the proposed mergers. At the special meeting of BridgeBio stockholders (the “BridgeBio special meeting”), BridgeBio stockholders will, among other things, be asked to consider and vote upon (i) a proposal to approve the issuance of shares of BridgeBio common stock in connection with the merger agreement (the “BridgeBio share issuance proposal”) and (ii) a proposal to adjourn the BridgeBio special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the BridgeBio special meeting to approve the BridgeBio share issuance proposal or to ensure that a quorum is present at the BridgeBio special meeting (the “BridgeBio adjournment proposal”). Approval of the BridgeBio share issuance proposal will require the affirmative vote of a majority of votes cast on such proposal at the BridgeBio special meeting, assuming a quorum is present. Approval of the BridgeBio adjournment proposal requires the affirmative vote of a majority of votes properly cast for or against such proposal at the BridgeBio special meeting, assuming a quorum is present. In connection with the execution of the merger agreement, Eidos entered into voting agreements with all of the members of the BridgeBio board of directors and KKR Genetic Disorder L.P., collectively owning approximately 36.4% of the outstanding shares of BridgeBio common stock, pursuant to which they have agreed, among other things, to vote all of the shares of BridgeBio common stock beneficially owned by them in favor of the BridgeBio share issuance proposal. The BridgeBio board of directors unanimously recommends that BridgeBio stockholders vote “FOR” the BridgeBio share issuance proposal and “FOR” the BridgeBio adjournment proposal, as described in the accompanying joint proxy statement/prospectus.

At the special meeting of Eidos stockholders (the “Eidos special meeting”), Eidos stockholders will be asked to, among other things, consider and vote upon proposals to (i) adopt the merger agreement and approve the mergers and the other transactions contemplated by the merger agreement (the “Eidos merger proposal”), (ii) approve, on a non-binding, advisory basis, the compensation that may become payable to the named executive officers of Eidos in connection with the consummation of the mergers (the “Eidos advisory compensation proposal”) and (iii) a proposal to approve the adjournment of the Eidos special meeting to another date and place, if necessary or appropriate, to solicit additional votes in favor of the Eidos merger proposal (the “Eidos adjournment proposal”). Approval of the Eidos merger proposal requires the affirmative vote of (x) the holders representing a majority of the aggregate voting power of the shares of Eidos common stock outstanding and entitled to vote thereon, (y) a majority of the shares of Eidos common stock held by stockholders other than (A) BridgeBio and its affiliates, (B) any director or officer of BridgeBio or its affiliates and (C) any director or officer of Eidos (other than members of the Eidos special committee (as defined below)) and (z) at least 66-2/3% of the aggregate voting stock of Eidos that is not currently owned by BridgeBio or its affiliates or associates (as such terms are defined in Section 203 of the Delaware General Corporation Law (the “DGCL”)). Approval of the Eidos advisory compensation proposal requires the affirmative vote of a majority of the votes properly cast for and against such proposal at the Eidos special meeting, assuming a quorum is present. Approval of the Eidos adjournment proposal requires the affirmative vote of a majority of the votes properly cast for and against such proposal at the Eidos special meeting, regardless of whether a quorum is present.

In light of the fact that BridgeBio owns a majority of the issued and outstanding Eidos common stock and certain BridgeBio officers and directors also serve on the Eidos board, the Eidos board formed a special committee of independent directors (the “Eidos special committee”) to consider and negotiate the terms and conditions of the mergers and to make a recommendation to the Eidos board. The Eidos board (other than Neil Kumar, who did not attend the Eidos board meeting, and Ali Satvat and Uma Sinha, who recused themselves from determinations relating to the mergers due to their affiliation with BridgeBio), acting on the unanimous recommendation of the Eidos special committee, has determined that the merger agreement, the Eidos merger proposal, the Eidos advisory compensation proposal and the other transactions contemplated thereby are fair to, advisable and in the best interests of Eidos and its stockholders, and recommends that the Eidos stockholders vote “FOR” each of the proposals to be considered at the Eidos special meeting.

We cannot complete the mergers unless BridgeBio stockholders approve the BridgeBio share issuance proposal and Eidos stockholders approve the Eidos merger proposal. Your vote is very important. Voting instructions are set forth inside this joint proxy statement/prospectus.

BridgeBio common stock is traded on The Nasdaq Global Select Market (the “Nasdaq”) under the symbol “BBIO” and Eidos common stock is traded on the Nasdaq under the symbol “EIDX.” Because the stock consideration is fixed, the implied value of the stock consideration will fluctuate with the market price of BridgeBio common stock and will not be known at the time Eidos stockholders vote on the mergers or at the time Eidos stockholders elect their form of merger consideration. Eidos stockholders should obtain current stock price quotations for BridgeBio common stock and Eidos common stock before deciding how to vote with respect to the Eidos proposals and before electing the form of merger consideration.

You are encouraged to read the accompanying document carefully. In particular, you should read the “Risk Factors” section beginning on page 34 of the accompanying joint proxy statement/prospectus for a discussion of the risks you should consider in evaluating the mergers and how they will affect you.

On behalf of BridgeBio and Eidos, we thank you for your consideration and continued support.

Neil Kumar Chief Executive Officer BridgeBio Pharma, Inc.	Cameron Turtle Chief Business Officer Eidos Therapeutics, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the mergers or the securities to be issued in connection with the mergers or passed upon the merits or fairness of the mergers or the adequacy or accuracy of the disclosure in the accompanying joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated [●] and is first being mailed to BridgeBio and Eidos stockholders on or about [●].

BRIDGEBIO PHARMA, INC.

421 Kipling Street

Palo Alto, CA 94301

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JANUARY 19, 2021

To the Stockholders of BridgeBio Pharma, Inc.:

You are cordially invited to attend the special meeting of stockholders of BridgeBio Pharma, Inc. (“BridgeBio”) to be held at 10:00 a.m., Pacific Time, on January 19, 2021 (the “BridgeBio special meeting”). Our board of directors has determined, in the interests of public health and safety in light of the ongoing COVID-19 pandemic, that the BridgeBio special meeting will be held virtually via a live interactive audio webcast on the Internet. You will be able to vote and to ask questions of members of our board of directors and senior management at www.virtualshareholdermeeting.com/BBIO2021SM during the meeting.

The BridgeBio special meeting will be held for the following purposes:

1.

To consider and vote on a proposal to approve the issuance of shares of BridgeBio common stock pursuant to the Agreement and Plan of Merger, dated as of October 5, 2020 (the “merger agreement”), by and among Eidos Therapeutics, Inc., BridgeBio, Globe Merger Sub I, Inc. and Globe Merger Sub II, Inc., a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus (the “BridgeBio share issuance proposal”); and

2.

To consider and vote on a proposal to adjourn the BridgeBio special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the BridgeBio special meeting to approve the BridgeBio share issuance proposal or to ensure that a quorum is present at the BridgeBio special meeting (the “BridgeBio adjournment proposal”).

Approval of the BridgeBio share issuance proposal by BridgeBio stockholders requires the affirmative vote of a majority of votes cast on such proposal by BridgeBio stockholders present virtually or by proxy at the BridgeBio special meeting, assuming a quorum is present. Approval of the BridgeBio adjournment proposal requires the affirmative vote of a majority of votes properly cast for or against such proposal at the BridgeBio special meeting, assuming a quorum is present. We cannot complete the mergers unless the holders of shares of BridgeBio common stock approve the BridgeBio share issuance proposal. Accordingly, your vote is very important regardless of the number of shares of BridgeBio common stock you own.

The record date for the BridgeBio special meeting is December 8, 2020. Only holders of record of BridgeBio common stock as of the close of business on December 8, 2020 will be entitled to notice of and to vote at the BridgeBio special meeting and any adjournments thereof. For ten days prior to the special meeting, a complete list of stockholders will be available during regular business hours at our principal executive office, 421 Kipling Street, Palo Alto, CA 94301.

Each of the BridgeBio proposals is described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote. The BridgeBio board unanimously recommends that you vote “FOR” the BridgeBio share issuance proposal and “FOR” the BridgeBio adjournment proposal.

Your vote is very important. To ensure your representation at the BridgeBio special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet.

Please submit your proxy promptly whether or not you expect to virtually attend the BridgeBio special meeting. Submitting a proxy now will not prevent you from being able to vote virtually at the BridgeBio special meeting. If your shares of BridgeBio common stock are held in “street name” through a bank, broker or other nominee, you must instruct such bank, broker or other nominee on how to vote the shares by following the instructions that the bank, broker or other nominee provides you along with the accompanying joint proxy statement/prospectus. Your bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your shares of BridgeBio common stock, so you should read carefully the materials provided to you by your bank, broker or other nominee.

By Order of the Board of Directors,

BridgeBio Pharma, Inc.

Neil Kumar

Chief Executive Officer

[●], [●]

EIDOS THERAPEUTICS, INC.

101 Montgomery Street, Suite 2000

San Francisco, CA 94104

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JANUARY 19, 2021

To the Stockholders of Eidos Therapeutics, Inc.:

You are cordially invited to attend a Special Meeting of Stockholders (the “Eidos special meeting”) of Eidos Therapeutics, Inc. (“Eidos”), to be held on January 19, 2021, at 9:00 a.m., Pacific Time. Eidos’ board of directors (the “Eidos board”) has determined, in the interests of public health and safety in light of the ongoing COVID-19 pandemic, that the Eidos special meeting will be held virtually via a live interactive audio webcast on the Internet. You will be able to vote and to ask questions of, and engage in dialogue with, members of the Eidos board and senior management at www.virtualshareholdermeeting.com/EIDX2021SM during the meeting.

At the Eidos special meeting, Eidos stockholders will be asked to consider and vote upon the following items:

1.

A proposal to adopt the Agreement and Plan of Merger, dated as of October 5, 2020, by and among Eidos, BridgeBio Pharma, Inc. (“BridgeBio”), Globe Merger Sub I, Inc. and Globe Merger Sub II, Inc., a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, and approve the mergers and other transactions contemplated thereby (the “Eidos merger proposal”);

2.

A proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to the named executive officers of Eidos in connection with the consummation of the mergers (the “Eidos advisory compensation proposal”); and

3.

A proposal to approve the adjournment of the Eidos special meeting to another date and place, if necessary or appropriate, to solicit additional votes in favor of the Eidos merger proposal (the “Eidos adjournment proposal”).

No other business will be acted upon at the Eidos special meeting.

Approval of the Eidos merger proposal requires the affirmative vote of (i) the holders representing a majority of the aggregate voting power of the shares of Eidos common stock outstanding and entitled to vote thereon, (ii) a majority of the shares of Eidos common stock held by stockholders other than (A) BridgeBio and its affiliates (including Merger Sub I and Merger Sub II), (B) any director or officer of BridgeBio or its affiliates (including Merger Sub I and Merger Sub II) and (C) any director or officer of Eidos (other than members of the Eidos special committee); and (iii) at least 66-2/3% of Eidos’ outstanding voting shares not currently owned by BridgeBio or its affiliates or associates (as such terms are defined in Section 203 of the Delaware General Corporation Law (the “DGCL”)) (clauses (ii) and (iii) are collectively referred to as the “Eidos unaffiliated stockholder approvals”). Approval of the Eidos advisory compensation proposal requires the affirmative vote of a majority of the votes properly cast for or against such proposal at the Eidos special meeting, assuming a quorum is present. Approval of the Eidos adjournment proposal requires the affirmative vote of a majority of the votes properly cast for or against such proposal at the Eidos special meeting, regardless of whether a quorum is present.

The Eidos board has fixed the close of business on December 8, 2020 (the “Eidos record date”) as the record date for the determination of stockholders entitled to notice of, and to vote at, the Eidos special meeting, or at any adjournments or postponements of the Eidos special meeting. Any stockholder entitled to attend and vote at the

Eidos special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Eidos common stock.

Pursuant to the merger agreement, BridgeBio, which beneficially owns approximately 63.2% of the outstanding Eidos common stock as of November 30, 2020, has agreed to vote all of its shares of Eidos common stock in favor of the Eidos merger proposal, subject to the conditions set forth in the merger agreement. BridgeBio’s shares of Eidos common stock will not be counted for purposes of the Eidos unaffiliated stockholder approvals, so your vote is very important.

At a meeting held on October 4, 2020, the Eidos board (other than Neil Kumar, who did not attend the Eidos board meeting, and Ali Satvat and Uma Sinha, both of whom recused themselves from deliberations regarding the proposed transaction with BridgeBio and abstained from voting on matters relating to the proposed transaction with BridgeBio at the Eidos board meeting), acting upon the recommendation of a special committee of the Eidos board comprised of independent and disinterested directors (the “Eidos special committee”), (1) determined that it was fair to and in the best interests of Eidos and its stockholders (other than BridgeBio and its subsidiaries) for Eidos to enter into the merger agreement, (2) declared the merger agreement and the voting agreements and the transactions contemplated thereby advisable, (3) adopted the merger agreement and approved the execution, delivery and performance of the merger agreement and the voting agreements by Eidos and the consummation of the mergers and the other transactions contemplated by the merger agreement, (4) resolved to recommend adoption of the merger agreement and approval of the mergers and the other transactions contemplated thereby by the holders of shares of Eidos common stock and (5) directed that the merger agreement be submitted to Eidos stockholders entitled to vote for its adoption.

Each of the Eidos proposals is more fully described in the joint proxy statement/prospectus accompanying this notice. The Eidos board, acting upon the recommendation of the Eidos special committee, recommends a vote “FOR” the Eidos merger proposal, “FOR” the Eidos advisory compensation proposal and “FOR” the Eidos adjournment proposal.

Your vote is very important. To ensure your representation at the Eidos special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. If you attend the Eidos special meeting and file with the Eidos Secretary an instrument revoking your proxy or a duly executed proxy bearing a later date, your proxy will not be used. Please submit your proxy promptly whether or not you expect to virtually attend the Eidos special meeting. Submitting a proxy now will not prevent you from being able to vote virtually at the Eidos special meeting. If your shares of Eidos common stock are held in “street name” through a bank, broker or other nominee, you must instruct such bank, broker or other nominee on how to vote the shares by following the instructions that the bank, broker or other nominee provides you along with the accompanying joint proxy statement/prospectus. Your bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your shares of Eidos common stock, so you should read carefully the materials provided to you by your bank, broker or other nominee.

By Order of the Board of Directors,

Eidos Therapeutics, Inc.

Cameron Turtle

Chief Business Officer

[●], [●]

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by BridgeBio constitutes a prospectus of BridgeBio under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of BridgeBio common stock to be issued to Eidos stockholders pursuant to the merger agreement. This joint proxy statement/prospectus also constitutes a proxy statement of each of BridgeBio and Eidos under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the solicitation of proxies for the BridgeBio special meeting and the Eidos special meeting.

This joint proxy statement/prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Unless otherwise specified or the context otherwise requires, BridgeBio has supplied all information contained or incorporated by reference herein relating to BridgeBio, and Eidos has supplied all information contained or incorporated by reference herein relating to Eidos. BridgeBio and Eidos have both contributed to the information relating to the merger agreement and the transactions contemplated thereby contained in this joint proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference herein in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the transactions contemplated by the merger agreement. BridgeBio and Eidos have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference herein. This joint proxy statement/prospectus is dated [●], [●], and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to BridgeBio or Eidos stockholders nor the issuance by BridgeBio of shares of BridgeBio common stock pursuant to the merger agreement will create any implication to the contrary.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about BridgeBio and Eidos from other documents that are filed with the SEC that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus from the SEC’s website at www.sec.gov, and they are available for you to review at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. This information is also available to you without charge upon your request by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

For BridgeBio stockholders:	For Eidos stockholders:

509 Madison Avenue New York, New York 10022 Email: BBIO@investor.morrowsodali.com Call toll-free at (800) 662-5200 (in North America) or (203) 658-9400 (outside of North America)

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders in the U.S. and Canada may call toll-free: (877) 750-8332

Stockholders in other locations may call direct: (412) 232-3651

Banks and brokers may call collect: (212) 750-5833

In addition, the documents filed by BridgeBio may be obtained free of charge from BridgeBio at https://investor.bridgebio.com, under the tab “Financials & Filings,” and the documents filed by Eidos may be obtained free of charge from Eidos at www.Eidostx.com, under the tab “Investors.” Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

If you would like to request any documents, please do so by January 11, 2021, in order to receive them before the special meetings.

For a more detailed description of the information incorporated by reference in this joint proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information.”

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE SPECIAL MEETINGS

Set forth below are brief answers to certain questions that you may have regarding the merger agreement, the mergers, the BridgeBio special meeting, the Eidos special meeting and the consideration to be received in the mergers. You are urged to read carefully this entire joint proxy statement/prospectus because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes and exhibits to, and the documents incorporated by reference into, this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Q:	What is the proposed transaction?

A:

As previously disclosed, BridgeBio and Eidos have agreed to the acquisition by BridgeBio of all of the shares of Eidos not held by BridgeBio or its subsidiaries pursuant to the terms of the merger agreement. In order to effect the acquisition, at the effective time, Merger Sub I will merge with and into Eidos, and immediately following such merger, Eidos will merge with and into Merger Sub II.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

Each of BridgeBio and Eidos is sending these materials to its respective stockholders to help them decide how to vote their shares of BridgeBio common stock or Eidos common stock, as the case may be, with respect to the matters to be considered at the BridgeBio special meeting and the Eidos special meeting, respectively.

Consummation of the mergers requires the affirmative votes by both BridgeBio and Eidos stockholders as described below in the sections entitled “The BridgeBio Special Meeting” of this joint proxy statement/prospectus, “The Eidos Special Meeting” of this joint proxy statement/prospectus and “The Mergers” of this joint proxy statement/prospectus. To obtain these required approvals, BridgeBio will hold the BridgeBio special meeting to ask its stockholders to approve the issuance of BridgeBio common stock to Eidos stockholders in connection with the mergers and Eidos will hold the Eidos special meeting to ask its stockholders to adopt the merger agreement and approve the mergers and other transactions contemplated thereby.

This joint proxy statement/prospectus constitutes both a joint proxy statement of BridgeBio and Eidos and a prospectus of BridgeBio. It is a joint proxy statement because the BridgeBio board is soliciting proxies from its stockholders, and the Eidos board is soliciting proxies from its stockholders. It is a prospectus because BridgeBio is offering BridgeBio common stock in exchange for the outstanding shares of Eidos common stock, at the election of each of the holders of Eidos common stock.

Q:	Why are BridgeBio and Eidos proposing the mergers?

A:

The BridgeBio board and the Eidos board (other than Neil Kumar, who did not attend the Eidos board meeting, and Ali Satvat and Uma Sinha, who recused themselves from determinations relating to the mergers due to their affiliation with BridgeBio), acting on the unanimous recommendation of the Eidos special committee, each believe that the proposed mergers will provide a number of significant benefits and opportunities that are in the best interests of BridgeBio stockholders and Eidos stockholders, respectively. To review the reasons for the proposed mergers in greater detail, see “The Mergers—BridgeBio’s Reasons for the Mergers; Recommendation of the BridgeBio Board of Directors” of this joint proxy statement/prospectus, and “The Mergers—Eidos’ Reasons for the Mergers; Recommendation of the Eidos Special Committee and the Eidos Board of Directors” of this joint proxy statement/prospectus.

Q:	What will Eidos stockholders receive in the mergers?

A:	If the mergers are completed, each share of Eidos common stock issued and outstanding immediately prior to the effective time (other than shares of Eidos common stock (i) owned by Eidos as treasury stock, (ii) owned by Eidos, BridgeBio, Merger Sub I, Merger Sub II or any other direct or indirect wholly owned subsidiary of BridgeBio and, in each case, not held on behalf of third parties and (iii) that relate to Eidos restricted share awards (as defined below)) will be converted into the right to receive, at the election of each stockholder of Eidos, either (1) 1.85 shares of BridgeBio common stock or (2) $73.26 in cash, subject to proration. The cash consideration will be prorated as necessary to ensure that the aggregate amount of cash consideration payable in the mergers is no greater than $175 million. The stock consideration is not subject to proration.

If the exchange ratio would result in an Eidos stockholder being entitled to receive a fraction of a share of BridgeBio common stock, such Eidos stockholder will receive cash from BridgeBio in lieu of such fractional interest in an amount determined by multiplying (i) the amount of the fractional share interest in a share of BridgeBio common stock to which such holder is entitled in connection with the mergers and (ii) the volume weighted average price for a share of BridgeBio common stock on the Nasdaq (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by BridgeBio and Eidos) for the five consecutive trading days ending on (and including) the second trading day immediately prior to the election deadline described below.

Q:	How does the stock consideration compare to the market price of Eidos common stock?

A:

Based on the closing trading price per share of BridgeBio common stock of $39.60 on October 2, 2020, the last trading day before the public announcement of the merger agreement, the stock consideration represented approximately $73.26 per share of Eidos common stock. This price represented a premium of approximately 41% to the closing price of Eidos common stock of $51.92 on the Nasdaq on October 2, 2020, the last trading day before the public announcement of the merger agreement. Based on the closing price of $57.75 per share of BridgeBio common stock on the Nasdaq on December 10, 2020, the stock consideration represented approximately $106.84 per share of Eidos common stock.

Changes in the market price of shares of BridgeBio common stock prior to the closing of the mergers will affect the value of the stock consideration. Accordingly, we urge you to obtain the latest market quotations for shares of BridgeBio common stock prior to submitting your vote or attending the special meeting. Shares of Eidos common stock are currently traded on the Nasdaq under the symbol “EIDX,” and shares of BridgeBio common stock are currently traded on the Nasdaq under the symbol “BBIO.”

Q:	What will BridgeBio stockholders receive in the mergers?

A:	BridgeBio stockholders will simply retain the BridgeBio common stock they currently own. They will not receive any additional BridgeBio common stock in the mergers.

Q:	How do Eidos stockholders make an election to receive cash or BridgeBio common stock in connection with the mergers?

A:

The election deadline will be 5:00 p.m., Eastern Time, on the date as near as practicable to the date that is three business days prior to the expected closing date of the mergers, unless otherwise agreed to in advance by BridgeBio and Eidos (the “election deadline”). BridgeBio and Eidos will issue a press release announcing the election deadline at least five business days prior to the election deadline. BridgeBio and Eidos currently expect the election deadline to be 5:00 p.m., Eastern Time, on January 21, 2021. BridgeBio and Eidos will promptly announce any delay or rescheduling of the election deadline.

Concurrent with the mailing of this joint proxy statement/prospectus, each Eidos stockholder as of the Eidos record date (as defined below) is being sent an election form with instructions for making an election. American Stock Transfer & Trust Company, the exchange agent (the “exchange agent”), will also, upon request, make available forms of election to each person who subsequently becomes a holder of Eidos common stock prior to the election deadline. If you have not received a form of election, you may obtain one by contacting the exchange agent toll free at (877) 248-6417 or at (718) 921-8317. Holders of Eidos common stock should carefully review and follow the instructions set forth in the form of election. Elections must be sent to the exchange agent. Elections sent to Eidos or BridgeBio will be invalid. If you own shares of Eidos common stock in “street name” through a bank, broker or other nominee, you should follow the instructions of the bank, broker or other nominee for making an election with respect to your shares. That deadline may be earlier than the election deadline specified above. See “The Transaction Agreements—Description of the Merger Agreement—Conversion of Eidos Common Stock; Elections as to Form of Consideration.”

Whether you vote “FOR” or “AGAINST” the Eidos proposals, you are permitted and encouraged to submit an election form. If you do not send in the election form by the election deadline, you will be deemed to have elected to receive the stock consideration.

Q:	Can Eidos stockholders change their elections after the form of election has been submitted?

A:

Yes. Eidos stockholders may revoke their elections prior to the election deadline by submitting a written notice of revocation to the exchange agent at the contact information provided above, together with a properly completed and signed revised form of election. Any subsequent transfer of any shares of Eidos common stock after the holder of such shares has made an election shall automatically revoke such election as to such shares of Eidos common stock (and such subsequent transferee may make a new election pursuant to and if permitted by the terms of the merger agreement). See “The Transaction Agreements—Description of the Merger Agreement—Conversion of Eidos Common Stock; Elections as to Form of Consideration.”

Q:	When will the mergers be consummated?

A:

The mergers are expected to be consummated by the end of the first calendar quarter of 2021, subject to the receipt of the required approvals from both BridgeBio and Eidos stockholders and other customary closing conditions. However, neither BridgeBio nor Eidos can predict the actual date on which the mergers will be consummated, or whether they will be consummated, because the mergers are subject to factors beyond each company’s control. See “The Transaction Agreements—Description of the Merger Agreement—Conditions to Completion of the Mergers.”

Q:	What are the conditions to the consummation of the mergers?

A:

In addition to approval of the BridgeBio share issuance proposal (as defined below) by BridgeBio stockholders and approval of the Eidos merger proposal by Eidos stockholders, consummation of the mergers is subject to the satisfaction or, to the extent permitted by applicable law, waiver of a number of other conditions. See “The Transaction Agreements—Description of the Merger Agreement—Conditions to Completion of the Mergers.”

Q:	What effect will the mergers have on BridgeBio and Eidos?

A:

At the effective time, Merger Sub I will be merged with and into Eidos and the separate corporate existence of Merger Sub I shall thereupon cease. Immediately after the effective time, Eidos will be merged with and into Merger Sub II and the separate corporate existence of the Eidos will thereupon cease, with Merger Sub II continuing to be an indirect wholly owned subsidiary of BridgeBio. From and after the effective time of the subsequent merger, the name of the surviving subsidiary corporation will be “Eidos Therapeutics, Inc.” Following the consummation of the mergers, Eidos common stock will no longer be listed on the Nasdaq or any other stock exchange or quotation system, and Eidos will cease to be a publicly traded company.

BridgeBio common stock will continue to be registered and subject to reporting obligations under the Exchange Act following the consummation of the mergers. Shares of BridgeBio common stock will continue to be listed on the Nasdaq and trade under the symbol “BBIO” following the mergers.

Q:	Who will own BridgeBio following the mergers?

A:

Immediately upon consummation of the mergers, pre-closing Eidos stockholders (other than BridgeBio and its subsidiaries) are expected to own between 16% and 18% of the outstanding shares of BridgeBio common stock and pre-closing BridgeBio stockholders are expected to own between 82% and 84% of the outstanding shares of BridgeBio common stock, in each case, depending on the amount of cash Eidos stockholders elect to receive.

Q:	Who will serve as the directors and senior officers of BridgeBio following the mergers?

A:	The directors and executive officers of BridgeBio prior the mergers are expected to continue as directors and executive officers of BridgeBio after the mergers.

Q:	Who is entitled to vote?

A:

BridgeBio: The BridgeBio board has fixed the close of business on December 8, 2020 as the record date for the BridgeBio special meeting (the “BridgeBio record date”). If you are a holder of record of BridgeBio common stock as of the close of business on December 8, 2020, you are entitled to receive notice of and to vote at the BridgeBio special meeting and any adjournments thereof.

Eidos: The Eidos board has fixed the close of business on December 8, 2020 as the record date for the Eidos special meeting (the “Eidos record date”). If you are a holder of record of Eidos common stock as of the close of business on December 8, 2020, you are entitled to receive notice of and to vote at the Eidos special meeting and any adjournments thereof.

Q:	What are BridgeBio stockholders being asked to vote on?

A:	At the BridgeBio special meeting, BridgeBio stockholders will be asked to approve the following items:

1.	A proposal to approve the issuance of shares of BridgeBio common stock upon the terms and subject to the conditions set forth in the merger agreement (i.e., the BridgeBio share issuance proposal); and

2.

A proposal to approve the adjournment of the BridgeBio special meeting to another date and place, if necessary or appropriate, to solicit additional votes in favor of the BridgeBio share issuance proposal (i.e., the BridgeBio adjournment proposal).

Approval of the BridgeBio share issuance proposal is required for consummation of the mergers. Approval of the BridgeBio adjournment proposal is not required for consummation of the mergers.

No other matters are intended to be brought before the BridgeBio special meeting by BridgeBio.

Q:	What vote is required to approve each proposal at the BridgeBio special meeting?

A:	At the BridgeBio special meeting, the following votes are required to approve each proposal:

1.

BridgeBio Share Issuance Proposal: Approval of the BridgeBio share issuance proposal requires the affirmative vote of a majority of the votes cast on the proposal at the BridgeBio special meeting, assuming a quorum is present. Approval of the BridgeBio share issuance proposal is required for approval of the shares of BridgeBio common stock to be issued to Eidos stockholders in the mergers. For the BridgeBio share issuance proposal, an abstention, failure to vote or broker non-vote will not be counted as a vote “FOR” or “AGAINST” this proposal and therefore will have no effect on the outcome of this proposal.

2.	BridgeBio Adjournment Proposal: Approval of the BridgeBio adjournment proposal requires the affirmative vote of a majority of the votes properly cast for or against such proposal at the

BridgeBio special meeting, assuming a quorum is present. For the BridgeBio adjournment proposal, an abstention, failure to vote or broker non-vote will not be counted as a vote “FOR” or “AGAINST” this proposal and therefore will have no effect on the outcome of this proposal.

A “broker non-vote” will occur if your broker, bank or other nominee cannot vote your shares on a particular matter because it has not received instructions from you and does not have discretionary voting authority on that matter or because your broker, bank or other nominee chooses not to vote on a matter for which it does have discretionary voting authority. Because none of the BridgeBio proposals will qualify for discretionary voting treatment by a broker under the applicable rules, there will be no broker non-votes at the BridgeBio special meeting.

Q:	How does the BridgeBio board recommend BridgeBio stockholders vote?

A:

The BridgeBio board has unanimously approved the merger agreement and determined that the merger agreement and the mergers are advisable and in the best interests of BridgeBio and its stockholders. The BridgeBio board recommends that the BridgeBio stockholders vote their shares of BridgeBio common stock:

1.	“FOR” the BridgeBio share issuance proposal; and

2.	“FOR” the BridgeBio adjournment proposal.

Q:	What are Eidos stockholders being asked to vote on?

A:	At the Eidos special meeting, Eidos stockholders will be asked to approve the following items (collectively, the “Eidos proposals”):

1.	A proposal to adopt the merger agreement and approve the mergers and the other transactions contemplated by the merger agreement (the “Eidos merger proposal”);

2.

A proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to the named executive officers of Eidos in connection with the consummation of the mergers (the “Eidos advisory compensation proposal”); and

3.

A proposal to approve the adjournment of the Eidos special meeting to another date and place, if necessary or appropriate, to solicit additional votes in favor of the Eidos merger proposal (the “Eidos adjournment proposal”).

Approval of the Eidos merger proposal is required for consummation of the mergers. Neither the approval of the Eidos adjournment proposal nor the Eidos advisory compensation proposal is required for consummation of the mergers.

No other matters are intended to be brought before the Eidos special meeting by Eidos.

Q:	What vote is required to approve each proposal at the Eidos special meeting?

A:	At the Eidos special meeting, the following votes are required to approve each proposal:

1.	Eidos Merger Proposal: Approval of the Eidos merger proposal requires the affirmative vote of the holders of:

(A)	a majority of the aggregate voting power of the shares of Eidos common stock outstanding and entitled to vote thereon;

(B)

a majority of the shares of Eidos common stock held by stockholders other than (i) BridgeBio and any person or entity controlling, controlled by or under common control with BridgeBio (any such person or entity, an “Affiliate”) (including Merger

Sub I and Merger Sub II), (ii) any director or officer of BridgeBio or its Affiliates (including Merger Sub I and Merger Sub II) and (iii) any director or officer of Eidos (other than members of the Eidos special committee (as defined below)); and

(C)

at least 66-2/3% of the aggregate voting stock (as defined in Section 203 of the DGCL) of Eidos that is not owned (as defined in Section 203 of the DGCL) by BridgeBio, Merger Sub I, Merger Sub II or any of their respective affiliates or associates (as such terms are defined in Section 203 of the DGCL) (the approvals in clauses (B) and (C) are referred to as the “Eidos unaffiliated stockholder approvals”).

For the Eidos merger proposal, an abstention will have the same effect as a vote cast “AGAINST” this proposal. A failure to vote or broker non-vote will have the same effect as a vote cast “AGAINST” this proposal.

2.

Eidos Advisory Compensation Proposal: Approval of the Eidos advisory compensation proposal requires the affirmative vote of a majority of the votes properly cast for and against such matter at the Eidos special meeting, assuming a quorum is present. An abstention, failure to vote or broker non-vote will not be counted as a vote “FOR” or “AGAINST” this proposal.

3.

Eidos Adjournment Proposal: Approval of the Eidos adjournment proposal requires the affirmative vote of a majority of the votes properly cast for and against such matter at the Eidos special meeting, regardless of whether a quorum is present. An abstention, failure to vote or broker non-vote will not be counted as a vote “FOR” or “AGAINST” this proposal.

A “broker non-vote” will occur if your broker, bank or other nominee cannot vote your shares on a particular matter because it has not received instructions from you and does not have discretionary voting authority on that matter or because your broker, bank or other nominee chooses not to vote on a matter for which it does have discretionary voting authority. Because none of the Eidos proposals will qualify for discretionary voting treatment by a broker under the applicable rules, there will be no broker non-votes at the Eidos special meeting.

Q:	How does the Eidos special committee and the Eidos board recommend Eidos stockholders vote?

A:	The Eidos special committee and the Eidos board each recommend that Eidos stockholders vote:

1.	“FOR” the Eidos merger proposal;

2.	“FOR” the Eidos advisory compensation proposal; and

3.	“FOR” the Eidos adjournment proposal.

In light of the fact that certain Eidos directors are on the BridgeBio board and/or own shares of BridgeBio common stock, the Eidos board formed the Eidos special committee to consider and approve a potential transaction with BridgeBio. The Eidos special committee unanimously determined that the merger agreement, the mergers and the other transactions contemplated thereby are fair to, advisable and in the best interests of Eidos and its stockholders, and recommended that the Eidos board authorize, approve, adopt and declare advisable the merger agreement, the mergers and the other transactions contemplated thereby.

The Eidos board (other than Neil Kumar, who did not attend the Eidos board meeting, and Ali Satvat and Uma Sinha, who recused themselves from determinations relating to the mergers due to their affiliation with BridgeBio), acting on the unanimous recommendation of the Eidos special committee, has (1) determined that it was fair to and in the best interests of Eidos and its stockholders (other than BridgeBio and its subsidiaries) for Eidos to enter into the merger agreement, (2) declared the merger agreement and the voting agreements and the transactions contemplated thereby advisable and (3) adopted the merger agreement and approved the execution, delivery and performance of the merger agreement and the voting agreements by Eidos and the consummation of the mergers and the other transactions contemplated by the merger agreement.

Q:	Are there any risks that BridgeBio or Eidos stockholders should consider in deciding whether to vote on the BridgeBio proposals or the Eidos proposals?

A:

Yes. Before making any decision on whether and how to vote, BridgeBio and Eidos stockholders are urged to read carefully and in its entirety the information contained in “Risk Factors” of this joint proxy statement/prospectus. BridgeBio and Eidos stockholders should also read and carefully consider the risk factors of Eidos and BridgeBio and the other risk factors that are incorporated by reference into this joint proxy statement/prospectus.

Q:	Do any of BridgeBio’s or Eidos’ directors or executive officers have interests in the mergers that may be different from, or in addition to, those of BridgeBio or Eidos stockholders?

A:

Yes. Some of the directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Eidos stockholders. See “The Mergers—Interests of Certain Persons in the Mergers.” The members of the BridgeBio board, the Eidos special committee and the Eidos board were aware of and considered these interests, among other matters, in evaluating the merger agreement and the mergers, and in recommending that BridgeBio stockholders and Eidos stockholders approve the BridgeBio proposals and the Eidos proposals.

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your proxy card or voting instruction form for your shares of BridgeBio common stock or Eidos common stock, as applicable, as soon as possible so that your shares will be represented at your respective company’s special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your bank, broker or other nominee if your shares are held in “street name” through your bank, broker or other nominee.

Q:	How do I vote?

A:

If you are a stockholder of record of BridgeBio as of the BridgeBio record date or a stockholder of record of Eidos as of the Eidos record date, you may submit your proxy before your respective company’s special meeting in one of the following ways:

1.	visit the website shown on your proxy card to submit your proxy via the Internet;

2.	call the toll-free number for telephone proxy submission shown on your proxy card; or

3.	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If your shares are held in “street name,” through a bank, broker or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. Please follow the voting instructions provided by your bank, broker or other nominee. “Street name” stockholders who wish to vote virtually at the meeting will need to obtain and submit a “legal proxy” from their bank, broker or other nominee.

You may also cast your vote virtually at your respective company’s special meeting. Even if you plan to attend the BridgeBio special meeting or the Eidos special meeting virtually, we recommend that you also submit your proxy card or vote by telephone or via the Internet by the applicable deadline so that your vote will be counted if you later decide not to virtually attend the meeting.

Q:	How many votes do I have?

A:

BridgeBio: You are entitled to one vote on each of the BridgeBio proposals for each share of BridgeBio common stock that you owned as of the close of business on the BridgeBio record date. As of the close of business on November 30, 2020, the latest practicable date before the date of this joint proxy statement/prospectus, 122,702,569 shares of BridgeBio common stock were outstanding.

Eidos: You are entitled to one vote on each of the Eidos proposals for each share of Eidos common stock that you owned as of the close of business on the Eidos record date. As of the close of business on November 30, 2020, the latest practicable date before the date of this joint proxy statement / prospectus, 38,861,923 shares of Eidos common stock were outstanding.

Q:	Are any BridgeBio stockholders already committed to vote in favor of the BridgeBio share issuance proposal? Are any Eidos stockholders already committed to vote in favor of the Eidos merger proposal?

A:

BridgeBio: Yes. Each of the directors of BridgeBio entered into an agreement with Eidos (the “BridgeBio voting agreements”), and KKR Genetic Disorder L.P. entered into an agreement with Eidos (the “KKR voting agreement” and, together with the BridgeBio voting agreements, the “voting agreements”), pursuant to which each of the stockholders party to the voting agreements (collectively holding approximately 36.4% of the issued and outstanding shares of BridgeBio common stock) has agreed to vote all of its shares of BridgeBio common stock to approve the BridgeBio share issuance proposal and any related transactions, and to take certain other actions, including voting against any action, agreement or proposal made in opposition to or in competition with the consummation of the BridgeBio share issuance proposal or any of the other transactions contemplated by the merger agreement, in each case, subject to the terms and conditions set forth therein. The form of voting agreement for each of the BridgeBio directors and the voting agreement for KKR Genetic Disorder L.P. are included as Annexes B and C, respectively, to this joint proxy statement/prospectus and are incorporated herein by reference.

Eidos: Yes. Pursuant to the merger agreement, BridgeBio has agreed to vote all of its shares of Eidos common stock in favor of the Eidos merger proposal. However, with respect to the Eidos unaffiliated stockholder approvals required in order to approve the Eidos merger proposal, BridgeBio’s shares of Eidos common stock will not be counted; accordingly, your vote is very important.

Q:	What if I sell my BridgeBio common stock before the BridgeBio special meeting, or I sell my Eidos common stock before the Eidos special meeting?

A:

BridgeBio: If you transfer your shares of the BridgeBio common stock after the BridgeBio record date but before the BridgeBio special meeting, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the BridgeBio special meeting.

Eidos: If you transfer your shares of the Eidos common stock after the Eidos record date but before the Eidos special meeting, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the Eidos special meeting, but will have transferred the right to receive the merger consideration, as further described herein. In order to receive the merger consideration, you must hold your shares of the Eidos common stock through the effective time.

Q:	Should I send in my Eidos stock certificates now?

A:

No, please do NOT return your stock certificate(s) with your proxy or form of election. To the extent Eidos stockholders have certificated shares, such Eidos stockholders should keep their existing stock certificates at this time. After the mergers are consummated, Eidos stockholders who elect to receive stock consideration will receive from the exchange agent a letter of transmittal and written instructions for exchanging their stock certificates or book-entry shares for shares of BridgeBio common stock.

BridgeBio will not issue stock certificates in respect of any shares of BridgeBio common stock, except as required by law. Eidos stockholders who elect to receive the stock consideration will receive shares of BridgeBio common stock in book-entry form.

Q:	How do BridgeBio stockholders and Eidos stockholders attend the BridgeBio special meeting and the Eidos special meeting, respectively?

A:

BridgeBio: The BridgeBio special meeting will be conducted exclusively via live webcast starting at 10:00 a.m., Pacific Time, on January 19, 2021. BridgeBio stockholders will be able to join and ask questions of, and engage in dialogue with, members of the BridgeBio board and senior management at www.virtualshareholdermeeting.com/BBIO2021SM during the meeting. You will need to have your 16–digit control number included on your proxy card or voting instruction form to vote at the BridgeBio special meeting. Because the BridgeBio special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meetings in person.

A:

Eidos: The Eidos special meeting will be conducted exclusively via live webcast starting at 9:00 a.m., Pacific Time, on January 19, 2021. Eidos stockholders will be able to join and to ask questions of, and engage in dialogue with, members of the Eidos board and senior management at www.virtualshareholdermeeting.com/EIDX2021SM during the meeting. You will need to have your 16–digit control number included on your proxy card or voting instruction form to vote at the Eidos special meeting, which is included on the proxy card that you received. Because the Eidos special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meetings in person.

Q:	If my BridgeBio common stock or Eidos common stock is held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote them for me?

A:

BridgeBio: If your BridgeBio common stock is held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your BridgeBio common stock with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote BridgeBio common stock held in street name by returning a proxy card directly to BridgeBio or by voting virtually at the BridgeBio special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Your broker, bank or other nominee is obligated to provide you with a voting instruction form for you to use.

Brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power. Under applicable rules, each of the proposals to be voted on at the BridgeBio special meeting will be “non-routine” and therefore, there will be no broker non-votes at the BridgeBio special meeting.

If you are a BridgeBio stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your bank, broker or other nominee may not vote your shares on either of the BridgeBio proposals, which will not count as a vote “FOR” or “AGAINST” either of the proposals; and

•	your shares will not be counted towards determining whether a quorum is present.

Eidos: If your Eidos common stock is held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your Eidos common stock with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote Eidos common stock held in street name by returning a proxy card directly to Eidos or by voting virtually at the Eidos special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Your broker, bank or other nominee is obligated to provide you with a voting instruction form for you to use.

Brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power. Under applicable rules, each of the proposals to be voted on at the Eidos special meeting will be “non-routine” and therefore, there will be no broker non-votes at the Eidos special meeting.

If you are an Eidos stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your bank, broker or other nominee may not vote your shares on the Eidos merger proposal, which will have the same effect as a vote “AGAINST” this proposal;

•

your bank, broker or other nominee may not vote your shares on the Eidos adjournment proposal or the Eidos advisory compensation proposal, which will not count as a vote “FOR” or “AGAINST” either of these proposals; and

•	your shares will not be counted towards determining whether a quorum is present.

Q:	What if I do not vote?

A:

If you sign and return your proxy card or voting instruction form without indicating how to vote on any particular proposal, the BridgeBio common stock represented by your proxy will be voted as recommended by the BridgeBio board with respect to that proposal or the Eidos common stock represented by your proxy will be voted as recommended by the Eidos board and Eidos special committee with respect to that proposal. Unless a BridgeBio stockholder or Eidos stockholder, as applicable, checks the box on his, her or its proxy card to withhold discretionary authority, the applicable proxy holders may use their discretion to vote on other matters relating to the BridgeBio special meeting or Eidos special meeting, as applicable.

For purposes of each of the BridgeBio special meeting and the Eidos special meeting, an abstention occurs when a stockholder, as applicable, attends the applicable special meeting virtually and does not vote or returns a proxy with an “abstain” instruction.

BridgeBio

1.

BridgeBio Share Issuance Proposal: An abstention will not count as a vote cast “FOR” or “AGAINST” such proposal. If a BridgeBio stockholder is not present virtually at the BridgeBio special meeting and does not respond by proxy, it will have no effect on the vote count for the share issuance proposal (assuming a quorum is present).

2.

BridgeBio Adjournment Proposal: An abstention will not count as a vote cast “FOR” or “AGAINST” such proposal. If a BridgeBio stockholder is not present virtually at the BridgeBio special meeting and does not respond by proxy, it will have no effect on the vote count for the BridgeBio adjournment proposal (assuming a quorum is present).

Eidos

1.	Eidos Merger Proposal: An abstention or failure to vote will have the same effect as a vote cast “AGAINST” the merger proposal.

2.

Eidos Advisory Compensation Proposal: An abstention will not count as a vote cast “FOR” or “AGAINST” such proposal. If an Eidos stockholder is not present virtually at the Eidos special meeting and does not respond by proxy, it will have no effect on the vote count for the Eidos advisory compensation proposal (assuming a quorum is present).

3.

Eidos Adjournment Proposal: An abstention will not count as a vote cast “FOR” or “AGAINST” such proposal. If an Eidos stockholder is not present virtually at the Eidos special meeting and does not respond by proxy, it will have no effect on the vote count for the Eidos adjournment proposal (regardless of whether a quorum is present).

Your vote is very important. Accordingly, each BridgeBio and Eidos stockholder should submit his, her or its proxy via the Internet or by telephone, or sign, date and return the enclosed proxy card, whether or not such BridgeBio stockholder or Eidos stockholder plans to virtually attend its respective special meeting.

Q:	May I change my vote after I have delivered my proxy card or voting instruction form?

A:	Yes. If you own your BridgeBio common stock or Eidos common stock in your own name, you may revoke your proxy at any time prior to its exercise by:

•	giving a written notice of revocation to the Secretary of BridgeBio or the Secretary of Eidos, as applicable, at or before the BridgeBio special meeting or the Eidos special meeting, as applicable;

•	attending the BridgeBio special meeting or the Eidos special meeting, as applicable, and voting virtually; or

•

properly completing and executing a later dated proxy and delivering it to the Secretary of BridgeBio or the Secretary of Eidos, as applicable, at or before the BridgeBio special meeting or the Eidos special meeting, as applicable.

Your presence without voting at the BridgeBio special meeting or the Eidos special meeting, as applicable, will not automatically revoke your proxy, and any revocation during the meeting will not affect votes previously taken.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials for the BridgeBio special meeting or the Eidos special meeting and the materials may include multiple proxy cards or voting instruction forms. For example, you will receive a separate voting instruction form for each brokerage account in which you hold BridgeBio common stock or Eidos common stock. Additionally, if you are a holder of record registered in more than one name, you will receive more than one proxy card. Finally, if you hold both BridgeBio common stock and Eidos common stock, you will receive two separate packages of proxy materials. Please complete, sign, date and return each proxy card and voting instruction form that you receive according to the instructions on it.

Q:	Where can I find the voting results of the BridgeBio special meeting and the Eidos special meeting?

A:

Within four business days following the respective special meeting, BridgeBio and Eidos intend to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, BridgeBio and Eidos will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.

Q:	Are BridgeBio or Eidos stockholders entitled to appraisal rights?

A:	No. Neither BridgeBio nor Eidos stockholders will be entitled to exercise any appraisal rights under Delaware law in connection with the mergers.

Q:	What are the material U.S. federal income tax consequences of the mergers to U.S. holders of Eidos common stock?

A:

The mergers, taken together, are expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). In such case, a U.S. holder of Eidos common stock that receives BridgeBio stock or a combination of BridgeBio stock and cash generally would recognize gain (but not loss) in an amount not exceeding the amount of cash received by such U.S. holder, and a U.S. holder of Eidos common stock receiving solely cash would recognize gain or loss in an amount equal to the difference between the cash received and such holder’s basis in the Eidos common stock surrendered. Such gain or loss will generally constitute capital gain or loss and will constitute long-term capital gain or loss if the Eidos common stock was held for more than one year as of the date of the initial merger. Although BridgeBio and Eidos intend and expect the mergers to qualify as a “reorganization,” please note that the completion of the mergers is not conditioned on the mergers qualifying as a “reorganization” or upon the receipt of an opinion from counsel or ruling from the Internal Revenue Service (the “IRS”) to that effect. Accordingly, no assurance can be given that the mergers, taken together, will qualify as a “reorganization.”

For a more complete description of the U.S. federal income tax consequences of the mergers, including if the mergers do not qualify as a “reorganization,” see the section entitled “Material U.S. Federal Income Tax Consequences.” The tax consequences of the mergers to you will depend on your particular facts and circumstances. You should consult your own tax advisor as to the specific tax consequences of the mergers to you in light of your particular circumstances.

Q:	What happens if the mergers are not consummated?

A:

If the mergers are not consummated, Eidos stockholders will not receive the merger consideration in exchange for their shares of Eidos common stock. Instead, BridgeBio and Eidos will remain separate public companies and the Eidos common stock and the BridgeBio common stock will continue to be listed and traded on the Nasdaq. In addition, Eidos will continue to be BridgeBio’s majority owned subsidiary.

Q:	Whom should I contact if I have any questions about the proxy materials or voting?

A:

If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should, if you are a BridgeBio stockholder, contact BridgeBio’s proxy solicitation agent and, if you are an Eidos stockholder, contact Eidos’ proxy solicitation agent.

BridgeBio stockholders should contact Morrow Sodali, the proxy solicitation agent for BridgeBio, at (800) 662-5200 (toll-free in North America), or (203) 658-9400 (outside of North America), or by email at BBIO@investor.morrowsodali.com.

Eidos stockholders should contact Innisfree, the proxy solicitation agent for Eidos, by calling toll-free at (877) 750-8332.

Q:	Where can I find more information about BridgeBio and Eidos?

A:	You can find more information about BridgeBio and Eidos from the various sources described under “Where You Can Find More Information” or by contacting the proxy solicitors identified below.

For BridgeBio stockholders:	For Eidos stockholders:

509 Madison Avenue New York, New York 10022 Email: BBIO@investor.morrowsodali.com Call toll-free at (800) 662-5200 (in North America) or (203) 658-9400 (outside of North America)	501 Madison Avenue, 20th Floor New York, New York 10022 Toll-free at (877) 750-8332 (from the U.S. and Canada) or (412) 232-3651 (from other locations)

SUMMARY

This summary highlights selected information included in this joint proxy statement/prospectus. You should read carefully this entire joint proxy statement/prospectus and its annexes and exhibits and the other documents referred to in this joint proxy statement/prospectus, because the information in this summary may not provide all of the information that might be important to you in determining how to vote. Additional important information about Eidos and BridgeBio is also contained in the annexes and exhibits to, and the documents incorporated by reference into, this joint proxy statement/prospectus. For a description of, and instructions as to how to obtain, this information, see “Where You Can Find More Information.” Certain items in this summary include a page reference directing you to a more complete description of that item.

Parties to the Transaction (See Page 46)

BridgeBio Pharma, Inc.

BridgeBio is a team of experienced drug discoverers, developers and innovators working to create life-altering medicines that target well-characterized genetic diseases at their source. BridgeBio was founded in 2015 to identify and advance transformative medicines to treat patients who suffer from Mendelian diseases, which are diseases that arise from defects in a single gene, and cancers with clear genetic drivers. BridgeBio’s pipeline of over 20 development programs includes product candidates ranging from early discovery to late-stage development.

Eidos Therapeutics, Inc.

Eidos is a clinical stage biopharmaceutical company focused on addressing the large and growing unmet need in diseases caused by transthyretin (TTR) amyloidosis (ATTR). Eidos is developing acoramidis, a potentially disease-modifying therapy for the treatment of ATTR.

Globe Merger Sub I, Inc.

Merger Sub I was incorporated in the State of Delaware on October 2, 2020, and is a wholly owned indirect subsidiary of BridgeBio. Merger Sub I was formed solely for the purpose of completing the mergers. Merger Sub I has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the mergers.

Globe Merger Sub II, Inc.

Merger Sub II was incorporated in the State of Delaware on October 2, 2020, and is a direct wholly owned subsidiary of BridgeBio. Merger Sub II was formed solely for the purpose of completing the mergers. Merger Sub II has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the mergers.

The BridgeBio Special Meeting (See Page 47)

The BridgeBio special meeting will be conducted exclusively via live webcast starting at 10:00 a.m., Pacific Time, on January 19, 2021. You will be able to attend the BridgeBio special meeting online, submit and receive answers to your questions during the BridgeBio special meeting and vote your shares electronically at the BridgeBio special meeting by going to www.virtualshareholdermeeting.com/BBIO2021SM and entering your 16-digit control number, which is included on the proxy card that you received. Because the BridgeBio special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

At the BridgeBio special meeting, BridgeBio stockholders will be asked to consider and vote upon the following items:

1.	a proposal to approve the issuance of shares of BridgeBio common stock issuable pursuant to the merger agreement; and

2.

a proposal to approve the adjournment of the BridgeBio special meeting to another date and place, if necessary or appropriate, to solicit additional votes in favor of the BridgeBio share issuance proposal.

Only record holders of shares of BridgeBio common stock at the close of business on the BridgeBio record date will be entitled to notice of, and to vote at, the BridgeBio special meeting or any adjournments or postponements thereof.

At the BridgeBio special meeting, a majority of the shares entitled to vote, present virtually or by proxy, is necessary to constitute a quorum. Abstentions and withheld votes will be counted as present and entitled to vote for purposes of determining a quorum. Because all proposals at the BridgeBio special meeting will be considered non-routine, BridgeBio does not expect to receive any broker non-votes. As a result, broker non-votes will not be counted as present and entitled to vote for purposes of determining whether a quorum is present at the BridgeBio special meeting.

Approval of the BridgeBio share issuance proposal by BridgeBio stockholders requires the affirmative vote of a majority of votes cast on such proposal at the BridgeBio special meeting, assuming a quorum is present. Abstentions will have the same effect as a vote cast “AGAINST” the BridgeBio share issuance proposal. A failure to vote and broker non-votes will have no effect with respect to the BridgeBio share issuance proposal.

Approval of the BridgeBio adjournment proposal requires the affirmative vote of a majority of votes properly cast for or against such proposal at the BridgeBio special meeting, assuming a quorum is present. Abstentions, a failure to vote and broker non-votes will have no effect with respect to the BridgeBio adjournment proposal.

Consummation of the mergers is conditioned on approval of the BridgeBio share issuance proposal, but is not conditioned on the approval of the BridgeBio adjournment proposal.

The Eidos Special Meeting (See Page 55)

The Eidos special meeting will be conducted exclusively via live webcast starting at 9:00 a.m., Pacific Time, on January 19, 2021. You will be able to attend the Eidos special meeting online, submit and receive answers to your questions during the Eidos special meeting and vote your shares electronically at the Eidos special meeting by going to www.virtualshareholdermeeting.com/EIDX2021SM and entering your 16-digit control number, which is included on the proxy card that you received. Because the Eidos special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

At the Eidos special meeting, Eidos stockholders will be asked to consider and vote upon the following items:

1.	A proposal to adopt the merger agreement and approve the mergers and the other transactions contemplated by the merger agreement (the “Eidos merger proposal”);

2.

A proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to the named executive officers of Eidos in connection with the consummation of the mergers (the “Eidos advisory compensation proposal”); and

3.	A proposal to approve the adjournment of the Eidos special meeting to another date and place, if necessary or appropriate, to solicit additional votes in favor of the Eidos merger proposal.

Only record holders of shares of Eidos common stock at the close of business on the Eidos record date will be entitled to notice of, and to vote at, the Eidos special meeting or any adjournments or postponements thereof.

At the Eidos special meeting, stockholders representing a majority of the outstanding shares of Eidos common stock entitled to vote, present virtually or by proxy, is necessary to constitute a quorum. Abstentions and withheld votes will be counted as present and entitled to vote for purposes of determining a quorum. Because all proposals at the Eidos special meeting will be considered non-routine, Eidos does not expect to receive any broker non-votes. As a result, broker non-votes will not be counted as present and entitled to vote for purposes of determining whether a quorum is present at the Eidos special meeting.

Approval of the Eidos merger proposal requires the affirmative vote of (i) the holders representing a majority of the aggregate voting power of the shares of Eidos common stock outstanding and entitled to vote thereon, (ii) a majority of the shares of Eidos common stock held by stockholders other than (A) BridgeBio and its affiliates (including Merger Sub I and Merger Sub II), (B) any director or officer of BridgeBio or its affiliates (including Merger Sub I and Merger Sub II) and (C) any director or officer of Eidos (other than members of the Eidos special committee); and (iii) at least 66-2/3% of Eidos’ outstanding voting shares not currently owned by BridgeBio or its affiliates or associates (as such terms are defined in Section 203 of the DGCL) (clauses (ii) and (iii) are collectively referred to as the “Eidos unaffiliated stockholder approvals”). An abstention or failure to vote will have the same effect as a vote cast “AGAINST” the merger proposal.

Approval of the Eidos advisory compensation proposal requires the affirmative vote of a majority of the votes properly cast for or against such proposal at the Eidos special meeting, assuming a quorum is present. An abstention will not count as a vote cast “FOR” or “AGAINST” such proposal. If an Eidos stockholder is not present virtually at the Eidos special meeting and does not respond by proxy, it will have no effect on the vote count for the stock issuance proposal (assuming a quorum is present).

Approval of the Eidos adjournment proposal requires the affirmative vote of a majority of the votes properly cast for or against such proposal at the Eidos special meeting, regardless of whether a quorum is present. An abstention will not count as a vote cast “FOR” or “AGAINST” such proposal. If an Eidos stockholder is not present virtually at the Eidos special meeting and does not respond by proxy, it will have no effect on the vote count for the stock issuance proposal (regardless of whether a quorum is present).

Consummation of the mergers is conditioned on approval of the Eidos merger proposal, but is not conditioned on the approval of the Eidos advisory compensation proposal or the Eidos adjournment proposal.

The Mergers (See Page 64)

The terms and conditions of the transaction are contained in the merger agreement which is attached to this joint proxy statement/prospectus as Annex A and incorporated by reference into this joint proxy statement/prospectus. You should read the merger agreement carefully, as it is the legal document that governs the transaction.

Transaction Structure

The mergers will be implemented through two steps that will occur in immediate succession. At the effective time, Merger Sub I will be merged with and into Eidos and the separate corporate existence of Merger Sub I shall thereupon cease. Immediately after the initial merger, Eidos will be merged with and into Merger Sub

II and the separate corporate existence of the Eidos will thereupon cease, with Merger Sub II continuing to be an indirect wholly owned subsidiary of BridgeBio. From and after the effective time of the subsequent merger, the name of the surviving subsidiary corporation will be “Eidos Therapeutics, Inc.” Following the consummation of the mergers, Eidos common stock will no longer be listed on the Nasdaq or any other stock exchange or quotation system, and Eidos will cease to be a publicly traded company.

Recommendations of the Eidos Special Committee and the Eidos Board of Directors; Reasons for Eidos to Enter into the Merger Agreement (See Page 83)

At a meeting held on October 4, 2020, the Eidos board (other than Neil Kumar, who did not attend the Eidos board meeting, and Ali Satvat and Uma Sinha, both of whom recused themselves from deliberations regarding the proposed transaction with BridgeBio and abstained from voting on matters relating to the proposed transaction with BridgeBio at the Eidos board meeting), acting upon the recommendation of the Eidos special committee, (1) determined that it was fair to and in the best interests of Eidos and its stockholders (other than BridgeBio and its subsidiaries) for Eidos to enter into the merger agreement, (2) declared the merger agreement and the voting agreements and the transactions contemplated thereby advisable, (3) adopted the merger agreement and approved the execution, delivery and performance of the merger agreement and the voting agreements by Eidos and the consummation of the mergers and the other transactions contemplated by the merger agreement, (4) resolved to recommend adoption of the merger agreement and approval of the mergers and the other transactions contemplated thereby by the holders of shares of Eidos common stock and (5) directed that the merger agreement be submitted to the Eidos stockholders entitled to vote for its adoption. The Eidos board recommends that the Eidos stockholders vote “FOR” each of the proposals to be considered at the Eidos special meeting and described in this joint proxy statement/prospectus.

For a discussion of the factors considered by the Eidos special committee and the Eidos board in their determination to recommend the adoption of the merger agreement and the approval of the mergers and the other transactions contemplated thereby, see “The Mergers—Eidos’ Reasons for the Mergers; Recommendation of the Eidos Special Committee and the Eidos Board of Directors.”

BridgeBio Reasons for the Mergers; Recommendation of the BridgeBio Board of Directors (See Page 90)

The BridgeBio board unanimously (i) determined that it is fair to and in the best interests of BridgeBio and its stockholders to enter into the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the BridgeBio share issuance proposal, advisable, (ii) approved the execution, delivery and performance of the merger agreement by BridgeBio and the consummation of the BridgeBio share issuance proposal and the other transactions contemplated by the merger agreement, (iii) resolved to recommend the approval of the BridgeBio share issuance proposal by BridgeBio stockholders and (iv) directed that the BridgeBio share issuance proposal be submitted to the stockholders of BridgeBio entitled to vote for its approval. The BridgeBio board unanimously recommends that the BridgeBio stockholders vote “FOR” each of the proposals to be considered at the BridgeBio special meeting and described in this joint proxy statement/prospectus.

For a discussion of the factors considered by the BridgeBio board in its determination to recommend, authorize, approve and declared advisable the merger agreement, the mergers, the BridgeBio share issuance proposal and the other transactions contemplated thereby, see “The Mergers—BridgeBio’s Reasons for the Mergers; Recommendation of the BridgeBio Board of Directors.”

Opinion of the Eidos Special Committee’s Financial Advisor (See Page 93)

The Eidos special committee retained Centerview Partners LLC, which is referred to in this joint proxy statement/prospectus as “Centerview,” as financial advisor to the Eidos special committee in connection with the mergers and the other transactions contemplated by the merger agreement, which are collectively referred to as the “transaction” throughout this section and the summary of Centerview’s opinion below under the caption “Opinion of the Eidos Special Committee’s Financial Advisor.” In connection with this engagement, the Eidos special committee requested that Centerview evaluate the fairness, from a financial point of view, to the holders of shares of Eidos common stock (other than shares of Eidos common stock (i) owned by Eidos as treasury stock, (ii) owned by Eidos, BridgeBio, Merger Sub I, Globe Merger Sub II or any other direct or indirect wholly owned subsidiary of BridgeBio or (iii) that relate to Eidos restricted share awards, and, in each case, not held on behalf of third parties), which are collectively referred to as “excluded shares” throughout this section and the summary of Centerview’s opinion below under the caption “Opinion of the Eidos Special Committee’s Financial Advisor” of the merger consideration proposed to be paid to such holders pursuant to the merger agreement. On October 4, 2020, Centerview rendered to the Eidos special committee its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 4, 2020 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the merger consideration proposed to be paid to the holders of shares of Eidos common stock (other than excluded shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders. For purposes of this section and the summary of Centerview’s opinion below under the caption “Opinion of the Eidos Special Committee’s Financial Advisor,” the term “merger consideration” means the aggregate stock consideration and the aggregate cash consideration to be paid to the holders of shares of Eidos common stock (other than excluded shares), taken together (and not separately).

The full text of Centerview’s written opinion, dated October 4, 2020, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex D and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of members of the Eidos special committee (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of shares of Eidos common stock (other than excluded shares) of the merger consideration to be paid to such holders pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the transaction and does not constitute a recommendation to any stockholder of Eidos or any other person as to how such stockholder or other person should vote with respect to the mergers or otherwise act with respect to the transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

Interests of Certain Persons in the Mergers (See Page 109)

BridgeBio’s and Eidos’ directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of BridgeBio stockholders and Eidos stockholders. See “The Mergers—Interests of Certain Persons in the Mergers.” The members of the BridgeBio board, the Eidos special committee and the Eidos board were aware of and considered these interests, among other matters, in evaluating the merger agreement and the mergers, and in recommending that BridgeBio stockholders and Eidos stockholders approve the BridgeBio proposals and the Eidos proposals.

Board and Management of BridgeBio After the Mergers (See Page 112)

The directors and executive officers of BridgeBio prior to the mergers are expected to continue as directors and executive officers of BridgeBio after the mergers.

Accounting Treatment (See Page 112)

The transaction will be accounted for as an acquisition of a non-controlling interest and no gain or loss is recognized upon its completion because BridgeBio already controls and will retain control over Eidos. There are no adjustments to the carrying values of assets and liabilities of the participating entities as the mergers represent a common control transaction.

Listing of Shares of BridgeBio Common Stock (See Page 113)

Under the merger agreement, BridgeBio has agreed to use its reasonable best efforts to cause the shares of BridgeBio common stock to be issued in the mergers to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the closing of the mergers. Following the mergers, shares of BridgeBio common stock will continue to be listed on the Nasdaq and trade under the symbol “BBIO.”

Delisting and Deregistration of Eidos Common Stock (See Page 113)

Following the mergers, shares of Eidos common stock will be delisted from the Nasdaq, deregistered under the Exchange Act and cease to be publicly traded.

Material U.S. Federal Income Tax Consequences (See Page 122)

The mergers, taken together, are expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In such case, a U.S. holder of Eidos common stock that receives BridgeBio stock or a combination of BridgeBio stock and cash generally would recognize gain (but not loss) in an amount not exceeding the amount of cash received by such U.S. holder, and a U.S. holder of Eidos common stock receiving solely cash would recognize gain or loss in an amount equal to the difference between the cash received and such holder’s basis in the Eidos common stock surrendered. Such gain or loss will generally constitute capital gain or loss and will constitute long-term capital gain or loss if the Eidos common stock was held for more than one year as of the date of the initial merger. Although BridgeBio and Eidos intend and expect the mergers to qualify as a “reorganization,” please note that the completion of the mergers is not conditioned on the mergers qualifying as a “reorganization” or upon the receipt of an opinion from counsel or ruling from the IRS to that effect. Accordingly, no assurance can be given that the mergers, taken together, will qualify as a “reorganization.”

For a more complete description of the U.S. federal income tax consequences of the mergers, including if the mergers do not qualify as a “reorganization,” see the section entitled “Material U.S. Federal Income Tax Consequences.” The tax consequences of the mergers to you will depend on your particular facts and circumstances. You should consult your own tax advisor as to the specific tax consequences of the mergers to you in light of your particular circumstances.

Please review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences” for a more complete description of the material U.S. federal income tax consequences of the mergers.

The Transaction Agreements (See Page 126)

Description of the Merger Agreement (See Page 126)

Merger Consideration

At the effective time, each share of Eidos common stock issued and outstanding immediately prior to the effective time (other than shares of Eidos common stock (i) owned by Eidos as treasury stock, (ii) owned by

Eidos, BridgeBio, Merger Sub I, Merger Sub II or any other direct or indirect wholly owned subsidiary of BridgeBio and, in each case, not held on behalf of third parties and (iii) that relate to Eidos restricted share awards) will be converted into the right to receive, at Eidos stockholder’s election, (A) the stock consideration (i.e., 1.85 shares of BridgeBio common stock) or (B) the cash consideration (i.e., $73.26 in cash), under the terms and subject to the conditions set forth in the merger agreement. The merger consideration will be prorated as necessary to ensure that the aggregate amount of cash consideration is no greater than $175 million. From and after the effective time, all outstanding shares of Eidos common stock (other than the shares excluded in clauses (i), (ii) and (iii) above) will be cancelled and will thereafter represent only the right to receive, as applicable, the stock consideration or the cash consideration and any cash in lieu of fractional shares of BridgeBio common stock.

If the exchange ratio would result in an Eidos stockholder being entitled to receive a fraction of a share of BridgeBio common stock, such Eidos stockholder will receive cash from BridgeBio in lieu of such fractional interest in an amount determined by multiplying (i) the amount of the fractional share interest in a share of BridgeBio common stock to which such holder is entitled in connection with the mergers and (ii) the volume weighted average price for a share of BridgeBio common stock on the Nasdaq (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by BridgeBio and Eidos) for the five consecutive trading days ending on (and including) the second trading day immediately prior to the election deadline described below.

Treatment of Eidos Equity Awards

Treatment of Eidos Stock Options. Immediately prior to the effective time, each option to purchase shares of Eidos common stock (an “Eidos option”) will be converted into an option, on the same terms and conditions applicable to such Eidos option immediately prior to the effective time (including for any accelerated vesting in connection with the mergers or the other transactions contemplated by the merger agreement), to purchase the number of shares of BridgeBio common stock, rounded down to the nearest whole share, that is equal to the product of the number of shares of Eidos common stock subject to such Eidos option immediately prior to the effective time, multiplied by the ratio of (i) the volume weighted average (rounded to the nearest cent) of the trading price for a share of Eidos common stock on the Nasdaq for the five consecutive trading days ending on (and including) the second trading day immediately prior to an election deadline agreed upon by BridgeBio and Eidos (the “election deadline”) to (ii) the volume weighted average of a share of BridgeBio common stock on the Nasdaq for the five consecutive trading days ending on (and including) the second trading day immediately prior to the election deadline (the “stock award exchange ratio”), at an exercise price per share of BridgeBio common stock equal to (A) the exercise price for the shares subject to such Eidos option immediately prior to the effective time divided by (B) the stock award exchange ratio.

Treatment of Eidos Restricted Stock. Each outstanding award of shares of Eidos common stock that is subject to forfeiture conditions, but excluding any shares that are subject solely to a repurchase condition (each, an “Eidos restricted share award”) will be converted into an award covering a number of whole restricted shares of BridgeBio common stock equal to the product of (i) the number of shares of Eidos common stock subject to such Eidos restricted share award immediately prior to the effective time multiplied by (ii) 1.85, which BridgeBio shares will be subject to the same terms and conditions as were applicable to such Eidos restricted share award immediately prior to the effective time (including for any accelerated vesting in connection with the mergers or the other transactions contemplated by the merger agreement). Any fractional restricted shares of BridgeBio common stock resulting from the above formula will be paid out to the holder of such Eidos restricted share award in cash (rounded to the nearest cent), without interest but after giving effect to any required tax withholdings, in an amount equal to the product of (x) the fraction of a share of BridgeBio common stock to which such holder would otherwise have been entitled to receive, multiplied by (y) the volume weighted average (rounded to the nearest cent) of the trading price for a share of BridgeBio common stock on the Nasdaq for the five consecutive trading days ending on (and including) the second trading day immediately prior to the election deadline, without regard to any vesting requirements.

In addition to the foregoing, the parties have agreed that, to the extent that Eidos restricted stock units are granted to new hires in the interim period prior to the effective time of the mergers, such Eidos restricted stock units will be treated in the same manner as Eidos restricted share awards, discussed above. Accordingly, each restricted stock unit granted to new hires in the interim period prior to the effective time of the mergers (each, an “Eidos RSU”) will be converted into an award of restricted stock units in respect of a number of shares of BridgeBio common stock equal to the product of (i) the number of Eidos RSUs outstanding immediately prior to the effective time of the mergers, multiplied by (ii) 1.85, which BridgeBio converted restricted stock units will be subject to the same terms and conditions as were applicable to such Eidos RSUs immediately prior to the effective time of the mergers. Any fractional BridgeBio restricted stock unit resulting from the above formula will be paid out to the holder of such Eidos RSUs in cash (rounded to the nearest cent), without interest but after giving effect to any required tax withholdings, in an amount equal to the product of (x) the fraction of a share of BridgeBio common stock (rounded to the nearest thousandth when expressed in decimal form) to which such holder would otherwise have been entitled to receive, multiplied by (y) the volume weighted average (rounded to the nearest cent) of the trading price for a share of BridgeBio common stock on the Nasdaq for the five consecutive trading days ending on (and including) the second trading day immediately prior to the election deadline, without regard to any vesting requirements.

Conditions to the Completion of the Mergers

As more fully described in this joint proxy statement/prospectus and as set forth in the merger agreement, the closing of the mergers depends on a number of conditions being satisfied or waived (except with respect to the approval by BridgeBio stockholders of the BridgeBio share issuance proposal and the approval by Eidos stockholders of the Eidos merger proposal, which are not waivable). These conditions include:

•	approval of the mergers by the affirmative vote of:

•	the holders representing a majority of the aggregate voting power of the shares of Eidos common stock outstanding and entitled to vote thereon;

•

a majority of the shares of Eidos common stock held by stockholders other than (i) BridgeBio and its Affiliates, (ii) any director or officer of BridgeBio or any of its Affiliates and (iii) any director or officer of Eidos (other than the members of the Eidos special committee); and

•

at least 66-2/3% of the aggregate voting stock (as defined in Section 203 of the DGCL) of Eidos that is not owned (as defined in Section 203 of the DGCL) by BridgeBio, Merger Sub I, Merger Sub II or any of their respective affiliates or associates (as such terms are defined in Section 203 of the DGCL);

•	approval of the BridgeBio share issuance proposal by at least a majority of the votes cast by the holders of shares of the BridgeBio common stock voting on the matter;

•	absence of any applicable law or order being in effect restraining, enjoining, prohibiting or making illegal the consummation of the mergers;

•	the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part under the Securities Act and not being the subject of any stop order;

•	the shares of BridgeBio common stock to be issued to the Eidos stockholders in the mergers being authorized for listing on the Nasdaq, subject to official notice of issuance;

•

the accuracy of each party’s representations and warranties in the merger agreement (generally subject to a material adverse effect, materiality or de minimis standard) as of the date of the merger agreement and as of the closing date of the mergers and the receipt by each party of a certificate from an executive officer of the other party certifying that this condition has been satisfied; and

•

the performance in all material respects by each party of the covenants and agreements required to be performed by it under the merger agreement and the receipt by each party of a certificate from an executive officer of the other party certifying that this condition has been satisfied.

BridgeBio and Eidos cannot be certain when, or if, the conditions to the merger agreement will be satisfied or waived, or when or whether the mergers will be completed.

No Solicitation; Change of Recommendation

As more fully described in this joint proxy statement/prospectus and as set forth in the merger agreement, BridgeBio and Eidos have agreed, among other things:

•

not to initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any alternative acquisition proposal; and

•

not to engage in, continue or otherwise participate in any discussions or negotiations regarding, or that would reasonably be expected to lead to, any alternative acquisition proposal, or provide any nonpublic information or data to any person in connection with any of the foregoing actions.

Notwithstanding these restrictions, BridgeBio and Eidos may provide information in response to an unsolicited bona fide written alternative acquisition proposal, if (i) the person requesting such information executes a confidentiality agreement on terms not less restrictive than those contained in the confidentiality agreement entered into by BridgeBio and Eidos and (ii) the request is made before required stockholder approvals are obtained at either the BridgeBio special meeting or the Eidos special meeting, as applicable. BridgeBio and Eidos, and each of their respective representatives, may engage or otherwise participate in discussion in response to such alternative acquisition proposals, if and only to the extent that (A) prior to taking any such action, the BridgeBio board or the Eidos board (acting upon the recommendation of the Eidos special committee) or the Eidos special committee determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and (B) the BridgeBio board or the Eidos board (acting upon the recommendation of the Eidos special committee) or the Eidos special committee determines in good faith based on the information then available and after consultation with outside legal counsel and financial advisor that such alternative acquisition proposal is, or could reasonably be expected to result in, a superior acquisition proposal.

Prior to the time, in the case of BridgeBio, that BridgeBio receives stockholder approval of the BridgeBio share issuance proposal or, in the case of Eidos, that Eidos receives stockholder approval of the Eidos merger proposal, the BridgeBio board, the Eidos board (acting upon the recommendation of the Eidos special committee) or the Eidos special committee may change its recommendation to its stockholders:

•

upon receipt by a party of an unsolicited acquisition proposal made after the date of the merger agreement, if the BridgeBio board, the Eidos board (acting upon the recommendation of the special committee) or the Eidos special committee, as the case may be, determines in good faith (after consultation with its financial advisor and outside legal counsel) that such acquisition proposal constitutes a “superior proposal” and that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable law; or

•

in response to certain intervening events if the BridgeBio board, the Eidos board (acting upon the recommendation of the Eidos special committee) or the Eidos special committee, as the case may be, determines that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to its stockholders under applicable law.

The right of the BridgeBio board, the Eidos board or the Eidos special committee to change its recommendation is subject, in each case, to a requirement to (i) deliver the other party four business days’ notice (it being understood that any amendment or subsequent amendment to the material terms of the superior proposal will be deemed a new proposal, including for purposes of the notice period, and will require the notifying party to deliver the other party a new two business days’ notice), which must include certain information specified in the merger agreement and (ii) engaging in good faith negotiations with the other party during such period to amend the merger agreement such that, in the case of a superior proposal, such proposal would no longer constitute a superior proposal or, in the case of an intervening event, such that the failure to take such action would no longer be inconsistent with directors’ fiduciary duties under applicable law.

Subject to the rights of BridgeBio and Eidos to terminate the merger agreement, each of BridgeBio and Eidos has agreed to submit the mergers in the manner described in this joint proxy statement/prospectus to a vote of its respective stockholders for approval notwithstanding any change in recommendation by its respective board of directors (or, in the case of Eidos, the Eidos special committee).

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the closing in any of the following ways:

•	by mutual consent of BridgeBio and Eidos;

•	by either BridgeBio or Eidos, if:

•

the mergers have not been consummated on or before June 4, 2021; provided that the terminating party has not breached the merger agreement and caused the failure of one of the closing conditions to occur;

•

any court of competent jurisdiction or other governmental entity has issued a final and nonappealable judgment, order, injunction, rule, law or decree, or taken any other action, permanently restraining, enjoining or otherwise prohibiting the mergers;

•	after completion of the BridgeBio special meeting (including any adjournment or postponement thereof), the BridgeBio stockholders have not approved the BridgeBio share issuance proposal; or

•	after completion of the Eidos special meeting (including any adjournment or postponement thereof), the Eidos stockholders have not approved the mergers;

•	by BridgeBio, if:

•

there has been an uncured breach by Eidos of any of its representations and warranties or covenants and as a result of such breach the related closing conditions cannot be satisfied and such breach cannot be cured by or has not been cured by the earlier of (i) one business day before June 4, 2021 and (ii) 30 days following written notice of such breach; or

•	the Eidos board changes its recommendation in favor of the mergers;

•	by Eidos, if:

•

there has been an uncured breach by BridgeBio of any of its representations and warranties or covenants and as a result of such breach the related closing conditions cannot be satisfied and such breach cannot be cured by or has not been cured by the earlier of (i) one business day before the outside date and (ii) 30 days following notice of such breach; or

•	the BridgeBio board changes its recommendation in favor of the BridgeBio share issuance proposal.

Termination Fees

The merger agreement provides that Eidos must pay BridgeBio a termination fee of $35 million if:

•

(I) the merger agreement is terminated (i) by either BridgeBio or Eidos because (A) the mergers have not been consummated on or before June 4, 2021; provided that the terminating party has not breached the merger agreement and caused the failure of one of the closing conditions to occur, or (B) after completion of the Eidos special meeting (including any adjournment or postponement thereof), the Eidos stockholders have not approved the mergers or (ii) by BridgeBio because Eidos has materially breached the non-solicitation restrictions of the merger agreement; and (II) (i) a third party makes a competing acquisition proposal to Eidos and (ii) within twelve months of termination of the merger agreement Eidos has entered into an agreement with respect to, or consummated, any competing proposal (whether or not the same proposal referred to in (II)(i) above); or

•

the merger agreement is terminated by BridgeBio because the Eidos board or any committee of the Eidos board (including the Eidos special committee) changes its recommendation in favor of the mergers or fails to recommend in favor of the Eidos merger proposal.

The merger agreement provides that BridgeBio must pay Eidos a termination fee of $100 million if:

•

(I) the merger agreement is terminated (i) by either BridgeBio or Eidos because (A) the mergers have not been consummated on or before June 4, 2021; provided that the terminating party has not breached the merger agreement and caused the failure of one of the closing conditions to occur, or (B) after completion of the Eidos special meeting (including any adjournment or postponement thereof), the Eidos stockholders have not approved the mergers or (ii) by Eidos because BridgeBio has materially breached the non-solicitation restrictions of the merger agreement; and (II) (i) a third party makes a competing acquisition proposal to BridgeBio and (ii) within twelve months of termination of the merger agreement BridgeBio has entered into an agreement with respect to, or consummated, any competing proposal (whether or not the same proposal referred to in (II)(i) above); or

•

the merger agreement is terminated by Eidos because the BridgeBio board or any committee of the BridgeBio board changes its recommendation in favor of the BridgeBio share issuance proposal or fails to recommend in favor of the BridgeBio share issuance proposal.

Description of the Voting Agreements Page 148

In connection with the execution of the merger agreement, Eidos has entered into the BridgeBio voting agreements with each of BridgeBio’s directors and the KKR voting agreement with KKR Genetic Disorder L.P. (together with BridgeBio’s directors, the “voting stockholders”).

The voting agreements generally require, subject to certain exceptions, the voting stockholders to vote, or cause or direct to be voted, all of the shares of BridgeBio common stock beneficially owned by them in favor of the BridgeBio share issuance proposal and against (i) any BridgeBio acquisition proposal (as defined below) or any other action, agreement or proposal made in opposition to or in competition with the consummation of the BridgeBio share issuance proposal or any of the other transactions contemplated by the merger agreement, (ii) any action, agreement or proposal involving BridgeBio or any of its subsidiaries that would reasonably be expected to result in a breach of any covenant, representation or warranty of BridgeBio, Merger Sub I or Merger Sub II under the merger agreement and (iii) any amendment of the amended and restated certificate of incorporation of BridgeBio (the “BridgeBio certificate of incorporation”) or the amended and restated bylaws of BridgeBio (the “BridgeBio bylaws”) or any other action, agreement or proposal involving BridgeBio or any of its subsidiaries that would in any manner impede, frustrate, prevent or nullify any provision of the merger agreement, the BridgeBio share issuance proposal or any of the other transactions contemplated by the merger agreement or change in any manner the voting rights of any class of the capital stock of BridgeBio.

The voting agreements automatically terminate without any further action required by any person upon the earlier of (i) the consummation of the mergers, (ii) the termination of the merger agreement in accordance with its terms, (iii) any change in the recommendation of the BridgeBio board with respect to the BridgeBio share issuance proposal due to a “superior proposal” (as defined below), (iv) any amendment of the merger agreement which would materially increase the number of shares of BridgeBio common stock issuable in the mergers or the other consideration payable by BridgeBio under the merger agreement, unless the applicable voting stockholder has consented in writing to such amendment, and (v) the mutual written agreement of the voting stockholder and Eidos.

Risk Factors (See Page 35)

In deciding how to vote your shares of BridgeBio common stock or Eidos common stock, you should read carefully this entire joint proxy statement/prospectus, including the documents incorporated by reference herein and the annexes and exhibits hereto, and in particular, you should read the “Risk Factors” section of this joint proxy statement/prospectus.

Comparison of Stockholder Rights (See Page 149)

As a result of the mergers, the holders of Eidos common stock that elect to receive the stock consideration will become holders of BridgeBio common stock, and their rights will be governed by Delaware law and by the BridgeBio certificate of incorporation and the BridgeBio bylaws (instead of the amended and restated certificate of incorporation of Eidos (the “Eidos certificate of incorporation”) or the amended and restated bylaws of Eidos (the “Eidos bylaws”)). Former Eidos stockholders will have different rights as BridgeBio stockholders following the mergers from those they had as Eidos stockholders.

No Appraisal or Dissenters’ Rights (See Page 153)

Neither BridgeBio stockholders nor Eidos stockholders will be entitled to exercise any appraisal rights under Delaware law in connection with the mergers.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BRIDGEBIO

Set forth below are selected historical consolidated financial data for BridgeBio. The consolidated financial data as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, are derived from BridgeBio’s audited consolidated financial statements that are incorporated by reference into this joint proxy statement/prospectus from BridgeBio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on March 3, 2020. The consolidated balance sheet data as of December 31, 2017 are derived from BridgeBio’s financial data included in BridgeBio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on March 3, 2020. The consolidated financial data as of September 30, 2020, and for the nine months ended September 30, 2020 and 2019, are derived from BridgeBio’s unaudited condensed consolidated financial statements included in BridgeBio’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed on November 5, 2020, which is incorporated by reference into this joint proxy statement/prospectus. The consolidated balance sheet data as of September 30, 2019 are derived from BridgeBio’s unaudited condensed consolidated financial statements included in BridgeBio’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed on November 8, 2019, which is not incorporated by reference into this joint proxy statement/prospectus. BridgeBio’s management believes that BridgeBio’s unaudited condensed consolidated financial statements have been prepared on a basis consistent with its audited consolidated financial statements and include all normal and recurring adjustments necessary for a fair presentation of the results for each interim period.

The consolidated financial statement data provided below is only a summary, and you should read it in conjunction with the historical consolidated financial statements of BridgeBio and the related notes contained in its annual and quarterly reports and the other information that BridgeBio has previously filed with the SEC and which are incorporated into this joint proxy statement/prospectus by reference. See “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.” Information below is presented in thousands, except share and per share amounts.

	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Consolidated Statement of Operations Data
License revenue	$8,127	$26,741	$40,560	$—	$—
Operating expenses:
Cost of license revenue	—	2,500	2,500	—	—
Research and development	246,873	152,462	209,947	140,073	30,556
General and administrative	108,247	59,381	94,353	43,587	13,302

Total operating expenses	355,120	214,343	306,800	183,660	43,858

Loss from operations	(346,993)	(187,602)	(266,240)	(183,660)	(43,858)
Other income (expense), net:
Interest income	3,567	6,505	8,915	2,004	39
Interest expense	(25,693)	(5,725)	(8,765)	(2,547)	(13)
Gain on deconsolidation of PellePharm	—	—	—	19,327	—
Loss from ML Bio asset acquisition	—	(416)	(416)	—	—
Share in net loss of equity method investments	—	(16,144)	(20,869)	(275)	—
Other expense	(1,344)	(1,052)	(1,210)	(4,300)	—

Total other income (expense), net	(23,470)	(16,832)	(22,345)	14,209	26

Net loss	(370,463)	(204,434)	(288,585)	(169,451)	(43,832)
Net loss attributable to redeemable convertible noncontrolling interests and noncontrolling interests	41,720	17,305	27,998	38,702	13,267

Net loss to attributable to common stockholders of BridgeBio	$(328,743)	$(187,129)	$(260,587)	$(130,749)	$(30,565)

Net loss per share, basic and diluted	$(2.79)	$(1.86)	$(2.48)	$(2.12)	$(1.00)

Weighted-average shares used in computing net loss per share, basic and diluted	117,663,038	100,855,481	105,099,089	61,767,414	30,598,983

	As of September 30,		As of December 31,
	2020	2019	2019	2018	2017
Consolidated Balance Sheet Data
Cash and cash equivalents	$366,967	$413,973	$363,773	$436,086	$91,995
Working capital	669,677	518,297	508,237	412,646	88,581
Total assets	787,693	640,530	631,679	464,941	98,044
Total debt	471,894	75,017	91,791	54,507	—
Redeemable convertible noncontrolling interests	2,574	2,570	2,243	122	833
Noncontrolling interests	52,057	61,939	65,279	62,361	2,498
Additional paid-in capital	1,006,944	826,062	848,107	494,231	134,495
Accumulated deficit	(768,774)	(366,573)	(440,031)	(179,444)	(48,695)
Total stockholders’ equity	215,813	521,697	473,733	377,240	88,349

SELECTED HISTORICAL FINANCIAL DATA OF EIDOS

Set forth below are selected historical financial data for Eidos. The financial data as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, are derived from Eidos’ audited financial statements that are incorporated by reference into this joint proxy statement/prospectus from Eidos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 26, 2020. The balance sheet data as of December 31, 2017 are derived from Eidos’ audited financial statements included in Eidos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on April 15, 2019, which is not incorporated by reference in this joint proxy statement/prospectus. The financial data as of September 30, 2020, and for the nine months ended September 30, 2020 and 2019, are derived from Eidos’ unaudited condensed financial statements included in Eidos’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed on October 29, 2020, which is incorporated by reference into this joint proxy statement/prospectus. The balance sheet data as of September 30, 2019 are derived from Eidos’ unaudited condensed financial statements included in Eidos’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed on October 31, 2019, which is not incorporated by reference into this joint proxy statement/prospectus. Eidos’ management believes that Eidos’ unaudited condensed financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the results for each interim period.

The financial statement data provided below is only a summary, and you should read it in conjunction with the historical financial statements of Eidos and the related notes contained in its annual and quarterly reports and the other information that Eidos has previously filed with the SEC and which are incorporated into this joint proxy statement/prospectus by reference. See “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.” Information below is presented in thousands, except share and per share amounts.

	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Statement of Operations Data
License revenue	$127	$26,691	$26,691	$—	$—
Operating expenses:
Cost of license revenue	—	2,500	2,500	—	—
Research and development	58,067	33,033	46,891	28,539	9,286
General and administrative	22,590	12,285	17,751	9,240	2,730

Total operating expenses	80,657	47,818	67,142	37,779	12,016

Loss from operations	(80,530)	(21,127)	(40,451)	(37,779)	(12,016)
Interest expense	(1,888)	—	(327)	(1,011)	—
Other income (expense), net	569	2,272	2,943	(1,935)	75

Net and comprehensive loss	(81,849)	(18,855)	(37,835)	(40,725)	(11,941)
Deemed dividend related to redemption feature embedded in Convertible Promissory Notes payable to stockholders	—	—	—	(6,523)	—
Gain on extinguishment of Convertible Promissory Notes payable to stockholders	—	—	—	7,436	—

Net loss attributable to common stockholders	$(81,849)	$(18,855)	$(37,835)	$(39,812)	$(11,941)

Net loss per share attributable to common stockholders, basic and diluted	$(2.14)	$(0.52)	$(1.03)	$(1.86)	$(3.32)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	38,230,218	36,356,675	36,624,692	21,366,995	3,596,673

	As of September 30,		As of December 31,
	2020	2019	2019	2018	2017
Balance Sheet Data
Cash and cash equivalents	$147,327	$165,822	$191,157	$157,147	$5,497
Working capital	139,721	161,232	185,490	154,181	3,810
Total assets	161,351	178,894	203,820	160,112	6,343
Total debt	16,731	—	16,112	—	—
Total stockholders’ equity	122,856	163,954	171,427	155,007	3,832

SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following table shows selected unaudited pro forma condensed consolidated financial information about the consolidated financial condition and results of operations of BridgeBio after giving effect to the mergers as described in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information.”

The selected unaudited pro forma condensed consolidated balance sheet data as of September 30, 2020 gives effect to the mergers as if they occurred on September 30, 2020. The selected unaudited pro forma condensed consolidated statements of operations data for the nine months ended September 30, 2020 and for the year ended December 31, 2019 give effect to the mergers as if they occurred on January 1, 2019.

The selected pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed consolidated financial information appearing elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed consolidated financial information contains estimated adjustments, based upon available information and certain assumptions that management believes are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in the section entitled “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.”

In addition, the pro forma financial information was based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of BridgeBio and Eidos for the applicable periods, which have been incorporated in this joint proxy statement/prospectus by reference.

BridgeBio’s historical condensed consolidated financial information has been adjusted in the selected unaudited pro forma condensed consolidated financial information to give pro forma effect to events that are (i) directly attributable to the mergers, (ii) factually supportable, and (iii) with respect to the selected unaudited pro forma condensed consolidated statement of operations data, expected to have a continuing impact on results.

The selected unaudited pro forma condensed consolidated financial information is preliminary, based on initial estimates, and is subject to change as more information becomes known regarding the consideration payable and actual costs incurred in relation to the mergers, which could be materially different than the initial estimates. The selected unaudited pro forma condensed consolidated financial information is presented in thousands, except share and per share amounts.

Pro Forma Consolidated Statement of Operations Data	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Net loss attributable to common stockholders of BridgeBio	$(357,796)	$(274,300)
Net loss per share, basic and diluted	$(2.57)	$(2.19)
Weighted-average shares used in computing net loss per share, basic and diluted	138,973,299	125,410,868

Pro Forma Consolidated Balance Sheet Data	As of September 30, 2020
Cash and cash equivalents	$191,967
Working capital	456,180
Total assets	611,093
Total liabilities	606,203
Redeemable convertible noncontrolling interests	2,574
Noncontrolling interest	7,471
Additional paid-in capital	839,683
Accumulated deficit	(770,445)
Total stockholders’ equity	2,316

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED PER SHARE INFORMATION

The following table sets forth (i) historical per share information of BridgeBio for the nine months ended September 30, 2020, and the year ended December 31, 2019, (ii) the unaudited pro forma consolidated per share information of BridgeBio after giving pro forma effect to the mergers, including BridgeBio’s issuance of 1.85 shares of BridgeBio common stock for each outstanding share of Eidos common stock not owned by BridgeBio or its subsidiaries for the nine months ended September 30, 2020 and the year ended December 31, 2019 and (iii) the historical per share information of Eidos for the nine months ended September 30, 2020 and the year ended December 31, 2019.

This information should be read in conjunction with (i) the selected consolidated historical financial information included elsewhere in this joint proxy statement/prospectus, (ii) the consolidated historical financial statements of BridgeBio and Eidos and related notes that are incorporated by reference in this joint proxy statement/prospectus and (iii) the “Unaudited Pro Forma Condensed Consolidated Financial Information” included in this joint proxy statement/prospectus.

	Historical Eidos	Historical BridgeBio	Pro Forma
Basic and diluted net loss per share of common stock(1)
Nine months ended September 30, 2020	$(2.14)	$(2.79)	$(2.57)
Year ended December 31, 2019	$(1.03)	$(2.48)	$(2.19)
Cash dividends declared per share
Nine months ended September 30, 2020	$—	$—	$—
Year ended December 31, 2019	$—	$—	$—
Book value per share(2)
As of September 30, 2020	$3.18	$1.76	$0.02
As of December 31, 2019	$4.51	$3.83	N/M (3)

(1)

The unaudited pro forma net loss per share information does not purport to represent what the actual results of operations of BridgeBio would have been had the mergers been completed as of January 1, 2019. The pro forma net loss per share of BridgeBio is computed by dividing the pro forma loss attributable to common stockholders of BridgeBio by the pro forma weighted average number of shares issued and outstanding.

(2)

The historical book value per share of BridgeBio and Eidos is computed by dividing total stockholders’ equity by the number of shares of common stock issued and outstanding at the end of the relevant period. The pro forma book value per share of BridgeBio is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares of common stock issued and outstanding at the end of the period.

(3)	Pro forma book value per share as of December 31, 2019 is not meaningful as the unaudited historical pro forma information was calculated as of September 30, 2020.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

Shares of BridgeBio common stock are traded on the Nasdaq under the symbol “BBIO” and shares of Eidos common stock are traded on the Nasdaq under the symbol “EIDX.” The following table sets forth, for the periods indicated, the range of high and low intraday sales prices for BridgeBio common stock and Eidos common stock, on the Nasdaq composite tape. The sales prices are as reported in published financial sources.

	BridgeBio Common Stock*		Eidos Common Stock
	High	Low	High	Low
Fiscal 2019
Quarter ended March 31, 2019	—	—	$23.99	$11.15
Quarter ended June 30, 2019	$31.20	$25.36	$34.28	$22.06
Quarter ended September 30, 2019	$32.94	$19.28	$49.72	$28.00
Quarter ended December 31, 2019	$48.36	$17.61	$66.56	$33.34
Fiscal 2020
Quarter ended March 31, 2020	$37.60	$14.23	$60.74	$28.39
Quarter ended June 30, 2020	$36.55	$21.64	$54.90	$38.24
Quarter ended September 30, 2020	$42.63	$26.17	$54.00	$38.45
Quarter ending December 31, 2020 (through November 30, 2020)	$51.53	$36.20	$94.41	$50.15

*	BridgeBio common stock began “regular way” trading on June 27, 2019, in connection with its initial public offering.

Neither BridgeBio nor Eidos has ever paid a dividend with respect to the shares of BridgeBio common stock or Eidos common stock, respectively.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements” of this joint proxy statement/prospectus, BridgeBio stockholders should carefully consider the following risks in deciding whether to vote for the approval of the BridgeBio proposals, and Eidos stockholders should carefully consider the following risks in deciding whether to vote for the approval of the Eidos proposals. Descriptions of some of these risks can be found in the Annual Reports of BridgeBio and Eidos on Form 10-K for the fiscal year ended December 31, 2019, and any amendments thereto, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should read carefully this entire joint proxy statement/prospectus and its annexes and exhibits and the other documents incorporated by reference into this joint proxy statement/prospectus. See also “Where You Can Find More Information.”

Risks Related to the Mergers

Because the exchange ratio is fixed and the market price of BridgeBio common stock may fluctuate, Eidos stockholders cannot be certain of the precise value of the stock consideration they may receive in the mergers.

At the effective time, each share of Eidos common stock issued and outstanding immediately prior to the effective time (other than shares of Eidos common stock (i) owned by Eidos as treasury stock, (ii) owned by Eidos, BridgeBio, Merger Sub I, Merger Sub II or any other direct or indirect wholly owned subsidiary of BridgeBio and, in each case, not held on behalf of third parties and (iii) that relate to Eidos restricted share awards) will be converted into the right to receive, at each Eidos stockholder’s election, (i) the stock consideration (i.e., 1.85 shares of BridgeBio common stock) or (ii) the cash consideration (i.e., $73.26 in cash), subject to proration as necessary to ensure that the aggregate amount of cash consideration is no greater than $175 million. No fractional shares of BridgeBio common stock will be issued in the transaction, and Eidos stockholders will receive cash in lieu of fractional shares of BridgeBio common stock.

The exchange ratio is fixed and will only be adjusted in certain limited circumstances (including recapitalizations, reclassifications, stock splits or combinations, exchanges, mergers, consolidations or readjustments of shares, or stock dividends or similar transactions involving Eidos or BridgeBio) and the value of the stock consideration will depend on the market price of BridgeBio common stock at the time the transaction is completed. Time will elapse from the date of the merger agreement, when the exchange ratio was established, until each of the date of this joint proxy statement/prospectus, the date on which Eidos stockholders vote to approve the merger agreement at the Eidos special meeting, the election deadline and the date on which Eidos stockholders entitled to receive shares of BridgeBio common stock under the merger agreement actually receive such shares. The market value of BridgeBio common stock may fluctuate during these periods as a result of a variety of factors, including, among others, general market and economic conditions, changes in BridgeBio’s businesses, operations and prospects and regulatory considerations, federal, state and local legislation, governmental regulation and legal developments in the businesses in which BridgeBio operates, any potential stockholder litigation related to the transaction, market assessments of the likelihood that the transaction will be completed, the timing of the transaction and the anticipated dilution to holders of BridgeBio common stock as a result of the issuance of the stock consideration. Many of these factors are outside of the control of BridgeBio and Eidos. The closing trading price per share of Eidos common stock as of October 2, 2020, the last trading date before the public announcement of the merger agreement, was $51.92, and the closing trading price per share has fluctuated as high as $92.06 and as low as $70.92 between that date and November 30, 2020. The closing trading price per share of BridgeBio common stock as of October 2, 2020, the last trading date before the public announcement of the merger agreement, was $39.60 and the closing trading price per share has fluctuated as high as $50.24 and as low as $38.38 between that date and November 30, 2020. Consequently, at the time Eidos stockholders must decide whether to approve the merger agreement and to elect to receive stock consideration or cash consideration, they will not know the actual market value of the shares of BridgeBio common stock they may receive when the mergers are completed. The value of the cash consideration is fixed at $73.26, but the actual value of the shares of BridgeBio common stock to be issued to Eidos stockholders who receive stock consideration will depend on the market value of shares of BridgeBio common stock on the date of issuance. This value will not be known at the time of the Eidos special meeting and may be more or less than the current price of BridgeBio common stock or the price of BridgeBio common stock at the time of the Eidos special meeting or at the time an election is made, and the implied value of the stock consideration may be more or less than the value of the cash consideration at the completion of the mergers. Eidos stockholders should obtain current stock quotations for shares of BridgeBio common stock before voting their shares of Eidos common stock. For additional information about the merger consideration, see the section entitled “The Transaction Agreements—Description of the Merger Agreement—Merger Consideration.”

The market price of shares of BridgeBio common stock will continue to fluctuate after the mergers.

Upon completion of the mergers, holders of Eidos common stock who receive stock consideration will become holders of shares of BridgeBio common stock. The market price of shares of BridgeBio common stock may fluctuate significantly following completion of the mergers and holders of Eidos common stock could lose some or all of the value of their investment in BridgeBio common stock. In addition, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the BridgeBio common stock, regardless of BridgeBio’s actual operating performance.

Current BridgeBio and Eidos stockholders will have a reduced ownership and voting interest in BridgeBio after the mergers.

Upon the completion of the mergers, each Eidos stockholder who receives shares of BridgeBio common stock will become a stockholder of BridgeBio with a percentage ownership of BridgeBio that is substantially smaller than the stockholder’s current percentage ownership of Eidos. Accordingly, the former Eidos stockholders would exercise significantly less influence over BridgeBio after the mergers relative to their influence over Eidos prior to the mergers, and thus would have a less significant impact on the approval or rejection of future BridgeBio proposals submitted to a stockholder vote. Immediately upon consummation of the mergers, pre-closing Eidos stockholders (other than BridgeBio and its subsidiaries) are expected to own between 16% and 18% of the outstanding shares of BridgeBio common stock and pre-closing BridgeBio stockholders are expected to own between 82% and 84% of the outstanding shares of BridgeBio common stock, in each case, depending on the amount of cash Eidos stockholders elect to receive.

Similarly, the issuance of new shares of BridgeBio common stock in connection with the mergers that is contemplated under the merger agreement would dilute the ownership and voting interest of current BridgeBio stockholders in the event the mergers are completed. Accordingly, BridgeBio stockholders would also exercise less influence over BridgeBio after the mergers, and have a less significant impact on the approval or rejection of future proposals to be voted upon by BridgeBio stockholders.

Eidos stockholders who elect to receive the cash consideration may receive a prorated portion of their merger consideration in the form of the stock consideration if the aggregate cap on the cash consideration of $175 million is exceeded.

Eidos stockholders who elect to receive the cash consideration may receive a prorated portion of their merger consideration in the form of the stock consideration if the aggregate cap on the cash consideration of $175 million is exceeded.

While Eidos stockholders may elect to receive the cash consideration or the stock consideration (or a combination thereof, by electing cash consideration with respect to some shares and stock consideration with respect to other shares held by such stockholder) for each share of Eidos common stock that they own, the cash consideration is subject to proration as necessary to ensure that the aggregate amount of cash consideration is no greater than $175 million. As a result, if, based on the elections of Eidos stockholders, the aggregate amount of the cash consideration payable would exceed $175 million, Eidos stockholders who have elected to receive the cash consideration will receive shares of BridgeBio common stock in lieu of cash for a portion of the merger consideration payable to them. This may result in, among other things, tax consequences that differ from those that would have resulted if Eidos stockholders had received solely the cash consideration that they elected. For a summary of the different U.S. federal income tax consequences, see the section of this joint proxy statement/prospectus entitled “Material U.S. Federal Income Tax Consequences.” Further, the relative proportion of stock and cash that would be received under these circumstances by any Eidos stockholder electing to receive the cash consideration may also have a value that is higher or lower than the cash consideration that such Eidos stockholder elected to receive. See “The Transaction Agreements—Description of the Merger Agreement—Election Procedures for the Cash Consideration and the Stock Consideration.”

The merger agreement is subject to certain conditions; the mergers may not be consummated on the terms or timeline currently contemplated, or at all, and the merger agreement may be terminated in accordance with its terms.

The merger agreement contains a number of conditions that must be fulfilled or, to the extent permitted by applicable law or the merger agreement, waived to consummate the mergers. Those conditions include: (i) the approval of the Eidos merger proposal by Eidos stockholders, including the unaffiliated stockholder approval (see section entitled “Eidos Proposals—Eidos Proposal 1: The Eidos Merger Proposal” for a discussion on the Eidos merger proposal), (ii) the approval of the BridgeBio share issuance proposal by BridgeBio stockholders (see section entitled “The BridgeBio Special Meeting” for a discussion on the BridgeBio share issuance proposal), (iii) the absence of any applicable law or order being in effect restraining, enjoining, prohibiting or making illegal the consummation of the mergers, (iv) the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, and the absence of any stop order issued by the SEC suspending the effectiveness of the Form S-4, (v) the listing on the Nasdaq of the shares of BridgeBio common stock to be issued to Eidos stockholders in the mergers, subject to official notice of issuance, (vi) the accuracy of certain representations and warranties of BridgeBio, Merger Sub I, Merger Sub II and Eidos contained in the merger agreement and the performance in all material respects by the parties of the covenants contained in the merger agreement and (vii) other conditions specified in the merger agreement.

BridgeBio and Eidos cannot assure that the mergers will be consummated on the terms or timeline currently contemplated, or at all. Many of the conditions to the closing of the mergers are not within the control of BridgeBio or Eidos, and neither company can predict when or if these conditions will be satisfied. The failure to meet all of the required conditions could delay the completion of the mergers for a significant period of time or prevent it from occurring. Any delay in completing the mergers could cause each of BridgeBio and Eidos to incur additional costs and expenses and/or not to realize some or all of the benefits that each expects to achieve if the mergers are successfully completed within their expected timeframe.

In addition, if the mergers are not consummated by June 4, 2021, either BridgeBio or Eidos may choose not to proceed with the mergers. BridgeBio or Eidos may also terminate the merger agreement in certain other circumstances. Specifically, Eidos may terminate the merger agreement if the BridgeBio board makes a change of recommendation and BridgeBio may terminate the merger agreement if the Eidos board makes a change of recommendation. In addition, upon termination of the merger agreement under certain circumstances, as described below, BridgeBio may be required to pay Eidos a termination fee of $100 million and Eidos may be required to pay BridgeBio a termination fee of $35 million. The parties can also mutually decide to terminate the merger agreement at any time prior to the consummation of the mergers, whether before or after the BridgeBio stockholder approval or the Eidos stockholder approval. See “The Transaction Agreements—Description of the Merger Agreement—Termination of the Merger Agreement.”

The merger agreement contains provisions that restrict the ability of each of the BridgeBio board, the Eidos board (acting upon the recommendation of the Eidos special committee) and the Eidos special committee to pursue alternatives to the mergers or to change its recommendation that BridgeBio stockholders or Eidos stockholders, as applicable, vote for the approval of the Eidos merger proposal, the BridgeBio share issuance proposal and the other related proposals.

Under the merger agreement, each of BridgeBio and Eidos is restricted, subject to certain exceptions, from soliciting, initiating, knowingly facilitating or negotiating, or furnishing non-public information with regard to, any inquiry, proposal or offer for an alternative business combination transaction from a third party. Further, subject to the parties’ rights to terminate the merger agreement, each party has agreed to use reasonable best efforts to submit the Eidos merger proposal or the BridgeBio share issuance proposal, as applicable, to a vote of its stockholders for approval notwithstanding any change in recommendation by the BridgeBio board, the Eidos board or the Eidos special committee, as applicable.

Each of BridgeBio and Eidos may terminate the merger agreement upon a change in recommendation by the other party’s board of directors (or the Eidos special committee, as applicable). In addition, upon termination of the merger agreement by BridgeBio under certain circumstances, Eidos must pay BridgeBio a termination fee of $35 million, and, upon termination of the merger agreement by Eidos under certain circumstances, BridgeBio must pay Eidos a termination fee of $100 million.

These provisions could discourage a third party that may have an interest in acquiring all or a significant part of BridgeBio or Eidos from considering or proposing an alternative business combination transaction with BridgeBio or Eidos. These provisions might also result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fees that may become payable in certain circumstances. See “The Transaction Agreements—Description of the Merger Agreement—BridgeBio Board Recommendation and BridgeBio Board Adverse Recommendation Change,” “The Transaction Agreements—Description of the Merger Agreement—Eidos Board and Eidos Special Committee Recommendations and Eidos Board and Eidos Special Committee Adverse Recommendation Change” and “The Transaction Agreements—Description of the Merger Agreement—Termination of the Merger Agreement—Termination Fees.”

The pendency of the mergers could materially adversely affect the business, financial condition, results of operations or cash flows of BridgeBio or Eidos.

Uncertainty about the effect of the mergers on stockholders, suppliers, strategic partners and employees may have an adverse effect on BridgeBio or Eidos. The adverse effects of the pendency of the transaction could be exacerbated by any delays in completion of the transaction or termination of the merger agreement. Some stockholders, employees and others who deal with Eidos may seek to change existing relationships with Eidos or delay decisions to continue or expand their relationships with Eidos. Current and prospective employees may experience uncertainty about their future roles, which may affect BridgeBio’s ability to attract, retain and motivate key personnel of Eidos following the mergers. If employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the businesses, BridgeBio, following the mergers, could face disruptions in its operations, loss of expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the mergers.

Changes to or termination of existing business relationships with suppliers and strategic partners could adversely affect Eidos’ and/or BridgeBio’s results of operations and financial condition, as well as the market prices of their respective common stock. Additionally, certain contracts to which Eidos and BridgeBio are party to contain change in control, anti-assignment, or certain other provisions that may be triggered as a result of the mergers. If the counterparties to these agreements do not consent to the transaction, the counterparties may have the ability to exercise certain rights (including termination rights), resulting in BridgeBio, following the mergers, incurring liabilities as a consequence of breaching such agreements, or causing BridgeBio, following the mergers, to lose the benefit of such agreements or incur costs in seeking replacement agreements.

Legal proceedings against BridgeBio or Eidos could result in an injunction preventing the completion of the mergers or a judgment resulting in the payment of damages.

Potential plaintiffs may file lawsuits challenging the proposed mergers. The outcome of any such litigation is uncertain. If any litigation challenging the mergers is not resolved, the lawsuits could prevent or delay completion of the mergers and result in substantial costs to BridgeBio and Eidos, including any costs associated with the indemnification of their respective directors and officers. One condition to closing the mergers is that no court or other governmental entity shall have issued, enforced or entered an order, decree or injunction that restrains, enjoins, makes illegal or otherwise prohibits consummation of the mergers or the other transactions contemplated by the merger agreement. If any lawsuit is filed challenging the mergers and is successful in obtaining an injunction preventing the parties to the merger agreement from consummating the mergers, such injunction may delay or prevent the mergers. As such, if plaintiffs are successful in obtaining an injunction prohibiting the consummation of the mergers or the other transactions contemplated by the merger agreement, then such injunction may prevent the mergers from being completed, or from being completed within the expected timeframe.

Even if such legal proceedings are without merit, the defense or settlement of any legal proceedings or future litigation could be time-consuming and expensive, divert the attention of BridgeBio management and/or Eidos management away from their regular business, and, if any one of these legal proceedings or any future litigation is adversely resolved against either BridgeBio or Eidos, could have a material adverse effect on their respective financial condition, results of operations or liquidity.

BridgeBio and Eidos are subject to restrictive interim operating covenants during the pendency of the mergers.

Until the mergers are completed, the merger agreement restricts each of BridgeBio and Eidos from taking specified actions without the consent of the other party, and requires each of BridgeBio and Eidos to operate in the ordinary course of business consistent with past practice. Eidos is subject to a number of customary interim operating covenants relating to, among other things, its capital expenditures, incurrence of indebtedness, entry into or amendment of certain types of agreements, issuances of securities and changes in director, officer, employee and independent contractor compensation. Although less restrictive than those imposed on Eidos, the merger agreement also imposes certain restrictive interim operating covenants on BridgeBio. These restrictions may prevent BridgeBio and/or Eidos from making appropriate changes to their respective businesses or pursuing financing transactions or attractive business opportunities that may arise prior to the completion of the mergers. See “The Transaction Agreements—Description of the Merger Agreement—Conduct of Business Pending the Mergers ” for a description of the restrictive covenants applicable to BridgeBio and Eidos, respectively.

BridgeBio and Eidos directors and officers have interests in the mergers that may be different from, or in addition to, the interests of BridgeBio stockholders and Eidos stockholders.

Certain executive officers of BridgeBio participated in the negotiation of the terms of the merger agreement. The BridgeBio board unanimously approved the merger agreement and the BridgeBio share issuance and determined that the merger agreement and the transactions contemplated thereby, including the BridgeBio share issuance, are advisable and in the best interests of BridgeBio and its stockholders. The Eidos special committee and the Eidos board, upon the unanimous recommendation of the Eidos special committee, approved the merger agreement and determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement are fair to, advisable and in the best interests of Eidos and its stockholders. In considering these facts and the other information contained in this joint proxy statement/prospectus, you should be aware that certain of BridgeBio’s directors and executive officers and certain of Eidos’ directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of BridgeBio’s or Eidos’ stockholders. For example, some BridgeBio directors and executive officers serve as directors and/or executive officers of Eidos. These interests are described in more detail in the sections entitled “Stock Ownership of Certain Beneficial Owners and Directors and Executive Officers of BridgeBio” and “The Mergers—Interests of Certain Persons in the Mergers.”

Each of the directors of BridgeBio and their respective affiliates, including KKR Genetic Disorder LP, have agreed to vote in favor of the BridgeBio share issuance, regardless of how other BridgeBio stockholders vote.

Concurrently with the execution and delivery of the merger agreement, Eidos entered into voting agreements with each of the directors of BridgeBio and their respective affiliates, including KKR Genetic Disorder L.P., which collectively hold approximately 36.4% of the issued and outstanding shares of BridgeBio common stock, pursuant to which each of the stockholders party to the voting agreements has agreed to vote all of its shares of BridgeBio common stock to approve the BridgeBio share issuance proposal and any related transactions, and to take certain other actions, including voting against any action, agreement or proposal made in opposition to or in competition with the consummation of the BridgeBio share issuance proposal or any of the other transactions contemplated by the merger agreement, in each case, subject to the terms and conditions set forth therein. These voting agreements are described in more detail in the section entitled “The Transaction Agreements—Description of the Voting Agreements.”

Accordingly, the voting agreements make it more likely that the necessary BridgeBio stockholder approval will be received for the BridgeBio share issuance proposal than would be the case in the absence of the voting agreements.

The holders of BridgeBio common stock following the mergers will have different rights from the holders of Eidos common stock prior to the mergers.

Upon consummation of the mergers, the rights of former holders of Eidos common stock will be governed by the BridgeBio certificate of incorporation and the BridgeBio bylaws. The rights currently associated with Eidos common stock are different from the rights that will be associated with BridgeBio common stock following the mergers. For a discussion of the different rights currently associated with Eidos common stock and to be associated with BridgeBio common stock following the mergers, see “Comparison of Stockholder Rights.”

The opinion of the financial advisor to the Eidos special committee does not reflect changes in circumstances that may have occurred or that may occur between the signing of the merger agreement and the closing of the mergers.

The opinion rendered to the Eidos special committee by Centerview Partners LLC (“Centerview”) was provided in connection with, and at the time of, the Eidos special committee’s evaluation of the mergers. The Eidos special committee has not obtained updated opinions from Centerview as of the date of this joint proxy statement/prospectus or as of any other date, nor will it receive an updated, revised or reaffirmed opinion prior to the consummation of the mergers. Changes in the operations and prospects of BridgeBio or Eidos, general market and economic conditions and other factors that may be beyond the control of BridgeBio or Eidos, and on which Centerview’s opinion was based, may significantly alter the value of BridgeBio or Eidos or the prices of BridgeBio common stock or Eidos common stock by the time the mergers are consummated. The opinion does not speak as of the time the mergers will be consummated or as of any date other than the date of such opinion. Because Centerview will not be updating its opinion, the opinion does not address the fairness of the merger consideration, from a financial point of view, at any time other than the time such opinion was issued, even though the Eidos board’s recommendation, based on the unanimous recommendation of the Eidos special committee, that Eidos stockholders vote “FOR” each of the Eidos proposals is made as of the date of this joint proxy statement/prospectus. For a description of the opinions that the Eidos special committee received from Centerview, see “The Mergers—Opinion of the Eidos Special Committee’s Financial Advisor.”

Failure to consummate the mergers could negatively impact respective future stock prices, operations and financial results of BridgeBio and Eidos.

If the mergers are not consummated for any reason, the ongoing businesses of BridgeBio and/or Eidos may be adversely affected, and BridgeBio and Eidos will be subject to a number of risks, including the following:

•	being required to a pay termination fee to the other party under certain circumstances provided in the merger agreement;

•	having to pay certain costs related to the mergers, including, but not limited to, fees paid to legal, accounting and financial advisors, filing fees and printing costs;

•	declines in the stock prices of BridgeBio common stock and Eidos common stock to the extent that the current market prices reflect a market assumption that the mergers will be consummated; and

•

any negative impact of having the focus of management of each of BridgeBio and Eidos on the mergers, which may have the effect of diverting management’s attention and potentially causing BridgeBio or Eidos, as applicable, not to pursue opportunities that could have been beneficial to BridgeBio or Eidos, as applicable.

If the mergers are not completed, BridgeBio and Eidos cannot assure their stockholders that these risks will not materialize and will not materially adversely affect the business, financial results and stock prices of BridgeBio or Eidos.

The mergers may disrupt the attention of BridgeBio’s management or Eidos’ management from ongoing business operations.

Each of BridgeBio and Eidos has expended, and expects to continue to expend, significant management resources to complete the mergers. Their respective management’s attention may be diverted away from the day-to-day operations of their respective businesses, implementing initiatives to improve performance and executing existing business plans in an effort to complete the mergers. This diversion of management resources could disrupt their respective operations and may have an adverse effect on their respective businesses, financial conditions and results of operations.

BridgeBio and Eidos stockholders will not be entitled to appraisal or dissenters’ rights in the mergers.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. In the mergers, because Eidos common stock is listed on the Nasdaq, and because Eidos stockholders are not required to accept in the mergers any consideration in exchange for their shares of Eidos common stock other than shares of BridgeBio common stock, which is listed on the Nasdaq, and cash in lieu of fractional shares (if applicable), holders of Eidos common stock will not be entitled to any appraisal rights in connection with the mergers with respect to their shares of Eidos common stock. For a more detailed description of the relevant provisions of the DGCL, see the section entitled “No Appraisal or Dissenters’ Rights.”

Under Delaware law, BridgeBio stockholders are also not entitled to appraisal or dissenters’ rights in connection with the BridgeBio share issuance proposal.

The mergers may be completed even if they do not qualify as a “reorganization” for U.S. federal income tax purposes.

As of the date of this joint proxy statement/prospectus, BridgeBio and Eidos expect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

In such case, a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences”) of Eidos common stock that receives BridgeBio stock or a combination of BridgeBio stock and cash generally would recognize gain (but not loss) in an amount not exceeding the amount of cash received by such U.S. holder, and a U.S. holder of Eidos common stock receiving solely cash would recognize gain or loss in an amount equal to the difference between the cash received and such holder’s basis in the Eidos common stock surrendered. However, the completion of the mergers is not conditioned on the mergers qualifying as a “reorganization” or upon the receipt of an opinion from counsel or an IRS ruling to that effect. Accordingly, the mergers may be completed even if the mergers do not qualify as a “reorganization” as a result of, for example, a change in law occurring after the date of this joint proxy statement/prospectus. If the mergers were completed in this circumstance, a U.S. holder of Eidos common stock generally would recognize gain or loss in an amount equal to the difference between (i) the fair market value of the shares of BridgeBio common stock and the amount of cash received in the initial merger by such U.S. holder and (ii) such U.S. holder’s basis in the Eidos common stock surrendered.

For a more complete description of the U.S. federal income tax consequences of the mergers, see the section of this joint proxy statement/prospectus entitled “Material U.S. Federal Income Tax Consequences.” The tax consequences of the mergers to you will depend on your particular facts and circumstances. You should consult your own tax advisor as to the specific tax consequences of the mergers to you in light of your particular circumstances.

Risks Related to BridgeBio and Eidos Following the Mergers

BridgeBio may be unable to successfully integrate Eidos’ operations and may not realize the anticipated benefits of acquiring Eidos.

Until the completion of the mergers, BridgeBio and Eidos will continue to operate as separate publicly traded companies. The success of the mergers will depend, in part, on BridgeBio’s ability to successfully integrate Eidos’ operations. This integration will be complex and time consuming. The failure to successfully integrate and manage the challenges presented by the integration process may result in BridgeBio not fully achieving the anticipated benefits of the mergers. Potential difficulties that BridgeBio may encounter as part of the integration process, many of which may be beyond the control of management, include the following:

•	the inability of BridgeBio to successfully integrate Eidos’ business in a manner that permits BridgeBio to achieve the full benefits anticipated to result from the mergers;

•	the loss of key employees that may be difficult to replace in the very competitive biopharmaceutical field;

•

the disruption of each company’s ongoing business, which may adversely affect each company’s ability to maintain relationships with suppliers, alliance partners, creditors, clinical trial investigators or managers of its clinical trials;

•	coordinating geographically separated organizations, systems and facilities;

•	unanticipated changes in applicable laws and regulations;

•	integrating the workforces of the two companies while maintaining focus on achieving the combined company’s strategic goals;

•	the possibility of faulty assumptions underlying expectations about Eidos’ prospects as part of the combined company; and

•	potential unknown liabilities and unforeseen increased or new expenses, delays or regulatory conditions associated with the mergers.

Among the factors considered by the BridgeBio board in connection with their approval of the merger agreement were the synergistic and other benefits that could result from the mergers. We cannot give any assurance that such benefits will be realized within the time periods contemplated or at all.

BridgeBio and Eidos will incur significant direct and indirect costs and expenses as a result of the mergers.

BridgeBio and Eidos have incurred and will incur a significant amount of costs and expenses in connection with and as a result of consummating the mergers. A portion of the transaction costs related to the mergers will be incurred regardless of whether the mergers are consummated. While BridgeBio and Eidos have assumed that a certain magnitude of transaction expenses will be incurred, factors beyond BridgeBio’s and Eidos’ control could affect the total amount or the timing of these expenses. These expenses may exceed the costs historically borne by BridgeBio and Eidos. These costs could adversely affect the financial condition and results of operations of BridgeBio and Eidos.

BridgeBio’s actual financial positions and results of operations following the mergers may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The pro forma financial information contained in this joint proxy statement/prospectus is presented for informational purposes only and may not be an indication of what BridgeBio’s financial position or results of operations would have been had the mergers been consummated on the dates indicated. The pro forma financial information has been derived from the audited and unaudited historical financial statements of BridgeBio and Eidos and certain adjustments and assumptions after giving effect to the mergers. The assets and liabilities of BridgeBio have been measured at historical values.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect BridgeBio’s financial condition or results of operations following the consummation of the mergers. Any material variance from the pro forma financial information may cause significant variations in the market price of BridgeBio common stock. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Other Risk Factors of BridgeBio and Eidos

BridgeBio’s and Eidos’ businesses are and will be subject to the risks described above. In addition, BridgeBio and Eidos are, and will continue to be, subject to the risks described in BridgeBio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Eidos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, respectively, in each case as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and are incorporated by reference into this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” for instructions on how to obtain the information incorporated by reference into this joint proxy statement/prospectus and any other materials BridgeBio or Eidos files with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements relating to the mergers involving BridgeBio and Eidos, including financial estimates and statements as to the expected timing, completion and effects of the mergers. Statements in this joint proxy statement/prospectus that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which are usually identified by the use of words such as “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of BridgeBio’s management and Eidos’ management as well as assumptions made by and information currently available to BridgeBio and Eidos. Such statements reflect the current views of BridgeBio and Eidos with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about BridgeBio and Eidos, including, without limitation, (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (ii) the risk that BridgeBio’s and/or Eidos’ stockholders may not approve the mergers, (iii) inability to complete the mergers because, among other reasons, conditions to the closing of the mergers may not be satisfied or waived, (iv) uncertainty as to the timing of completion of the mergers, (v) potential adverse effects or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the mergers, (vi) potential litigation relating to the mergers that could be instituted against BridgeBio, Eidos or their respective directors and officers, including the effects of any outcomes related thereto, (vii) possible disruptions from the mergers that could harm BridgeBio’s or Eidos’ respective business, including current plans and operations, (viii) unexpected costs, charges or expenses resulting from the mergers, (ix) uncertainty of the expected financial performance of each of BridgeBio and Eidos following completion of the mergers, including the possibility that the expected synergies and value creation from the mergers will not be realized or will not be realized within the expected time period, (x) the ability of BridgeBio and/or Eidos to implement their respective business strategies, (xi) the ability of each of BridgeBio or Eidos to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (xii) the potential therapeutic and clinical benefits of acoramidis, (xiii) inability to retain and hire key personnel and (xiv) the unknown future impact of the COVID-19 pandemic on certain clinical trial milestones and/or BridgeBio’s or Eidos’ operations or operating expenses. Although BridgeBio and Eidos believe that BridgeBio’s and Eidos’ plans, intentions, expectations, strategies and prospects as reflected in or suggested by these forward-looking statements are reasonable, neither BridgeBio nor Eidos can give any assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a number of risks, uncertainties and assumptions, including, without limitation, those risks and uncertainties described under the heading “Risk Factors” herein and in BridgeBio’s and Eidos’ most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K filed with the SEC and in subsequent filings made by BridgeBio and Eidos with the SEC, which are available on the SEC’s website at www.sec.gov. Moreover, BridgeBio and Eidos operate in very competitive and rapidly changing environments in which new risks emerge from time to time. These forward-looking statements are based upon the current expectations and beliefs of BridgeBio’s management and Eidos’ management as of the date of this joint proxy statement/prospectus and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. BridgeBio and Eidos anticipate that subsequent events and developments will cause their respective views to change. Except as required by law, each of BridgeBio and Eidos disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this joint proxy statement/prospectus in the event of new information, future developments or otherwise. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this joint proxy statement/prospectus.

PARTIES TO THE TRANSACTION

BridgeBio Pharma, Inc.

BridgeBio is a team of experienced drug discoverers, developers and innovators working to create life-altering medicines that target well-characterized genetic diseases at their source. BridgeBio was founded in 2015 to identify and advance transformative medicines to treat patients who suffer from Mendelian diseases, which are diseases that arise from defects in a single gene, and cancers with clear genetic drivers. BridgeBio’s pipeline of over 20 development programs includes product candidates ranging from early discovery to late-stage development.

Shares of BridgeBio common stock are traded on the Nasdaq under the symbol “BBIO.”

The principal executive offices of BridgeBio are located at 421 Kipling Street, Palo Alto, CA 94301; its telephone number is (650) 391-9740; and its website is https://investor.bridgebio.com. Information on BridgeBio’s website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about BridgeBio from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Incorporation of Certain Documents by Reference.”

Globe Merger Sub I, Inc.

Merger Sub I was incorporated in the State of Delaware on October 2, 2020, and is a wholly owned indirect subsidiary of BridgeBio. Merger Sub I was formed solely for the purpose of completing the mergers. Merger Sub I has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the mergers.

The principal executive offices of Merger Sub I are located at c/o BridgeBio Pharma, Inc., 421 Kipling Street, Palo Alto, CA 94301; and its telephone number is (650) 391-9740.

Globe Merger Sub II, Inc.

Merger Sub II was incorporated in the State of Delaware on October 2, 2020, and is a direct wholly owned subsidiary of BridgeBio. Merger Sub II was formed solely for the purpose of completing the mergers. Merger Sub II has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the mergers.

The principal executive offices of Merger Sub II are located at c/o BridgeBio Pharma, Inc., 421 Kipling Street, Palo Alto, CA 94301; and its telephone number is (650) 391-9740.

Eidos Therapeutics, Inc.

Eidos is a clinical stage biopharmaceutical company focused on addressing the large and growing unmet need in diseases caused by transthyretin (TTR) amyloidosis (ATTR). Eidos is developing acoramidis, a potentially disease-modifying therapy for the treatment of ATTR.

The principal executive offices of Eidos are located at 101 Montgomery Street, Suite 2000, San Francisco, CA 94104; and its telephone number is (415) 887-1471.

THE BRIDGEBIO SPECIAL MEETING

Date, Time and Place of the BridgeBio Special Meeting

The BridgeBio special meeting will be conducted exclusively via live webcast starting at 10:00 a.m., Pacific Time, on January 19, 2021. You will be able to attend the BridgeBio special meeting online, submit and receive answers to your questions during the BridgeBio special meeting and vote your shares electronically at the BridgeBio special meeting by going to www.virtualshareholdermeeting.com/BBIO2021SM and entering your 16-digit control number, which is included on the proxy card that you received. Because the BridgeBio special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

On or about [●], BridgeBio commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy card to its stockholders.

Purpose of the BridgeBio Special Meeting

At the BridgeBio special meeting, BridgeBio stockholders will be asked to consider and vote upon the following items:

1.	a proposal to approve the issuance of shares of BridgeBio common stock upon the terms and subject to the conditions set forth in the merger agreement; and

2.

a proposal to approve the adjournment of the BridgeBio special meeting to another date and place, if necessary or appropriate, to solicit additional votes in favor of the BridgeBio share issuance proposal.

No other business will be acted upon at the BridgeBio special meeting.

BridgeBio Record Date and Quorum

BridgeBio Record Date

The BridgeBio board has fixed the close of business on December 8, 2020 as the BridgeBio record date for determining the BridgeBio stockholders entitled to receive notice of and to vote at the BridgeBio special meeting.

On November 30, 2020, the latest practicable date before the date of this joint proxy statement/prospectus, BridgeBio’s outstanding capital stock consisted of 122,702,569 shares of BridgeBio common stock, which was held by approximately 25 holders of record including persons who hold shares for an indeterminate number of beneficial owners. Each share of BridgeBio common stock is entitled to one vote on each matter submitted for stockholder approval.

Quorum

At the BridgeBio special meeting, a majority of the shares entitled to vote, attending virtually or represented by proxy, is necessary to constitute a quorum. Abstentions will be counted as present and entitled to vote for purposes of determining a quorum. Because all proposals at the BridgeBio special meeting will be considered non-routine, BridgeBio does not expect to receive any broker non-votes (which are shares of BridgeBio common stock held by banks, brokers or other nominees with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal). As a result, broker non-votes will not be counted as present and entitled to vote for purposes of determining whether a quorum is present at the BridgeBio special meeting.

Required Vote

Required Vote to Approve the BridgeBio Share Issuance Proposal

Approval of the BridgeBio share issuance proposal requires the affirmative vote of a majority of votes cast on such proposal at the BridgeBio special meeting, assuming a quorum is present.

Required Vote to Approve the BridgeBio Adjournment Proposal

Approval of the BridgeBio adjournment proposal requires the affirmative vote of a majority of votes properly cast for or against such proposal at the BridgeBio special meeting, assuming a quorum is present.

Treatment of Abstentions; Failure to Vote

For purposes of the BridgeBio special meeting, an abstention occurs when a BridgeBio stockholder attends the BridgeBio special meeting virtually and does not vote or returns a proxy marked “ABSTAIN.”

1.

BridgeBio stockholders that fail to vote on the BridgeBio share issuance proposal and abstentions will not be counted as votes cast “FOR” or “AGAINST” and therefore will have no effect on the outcome of the BridgeBio share issuance proposal. Because the BridgeBio share issuance proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the BridgeBio share issuance proposal and will not be able to vote on the BridgeBio share issuance proposal without receiving specific voting instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its broker, bank or other nominee will result in the applicable shares not being counted in determining the votes cast in connection with the BridgeBio share issuance proposal, and will therefore have no effect on the outcome of the BridgeBio share issuance proposal.

2.

BridgeBio stockholders that fail to vote on the BridgeBio adjournment proposal and abstentions will not be counted as votes cast “FOR” or “AGAINST” and therefore will have no effect on the outcome of the BridgeBio adjournment proposal. Because the BridgeBio adjournment proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the BridgeBio adjournment proposal and will not be able to vote on the BridgeBio adjournment proposal without receiving specific voting instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its broker, bank or other nominee will result in the applicable shares not being counted in determining the votes cast in connection with the BridgeBio adjournment proposal, and will therefore have no effect on the outcome of the BridgeBio adjournment proposal.

Recommendation of the BridgeBio Board of Directors

The BridgeBio board unanimously recommends that BridgeBio’s stockholders vote “FOR” the BridgeBio share issuance proposal and “FOR” the BridgeBio adjournment proposal. See “The Mergers—BridgeBio’s Reasons for the Mergers; Recommendation of the BridgeBio Board of Directors.”

Consummation of the mergers is conditioned on approval of the BridgeBio share issuance proposal, but is not conditioned on the approval of the BridgeBio adjournment proposal.

Voting by BridgeBio’s Directors, Executive Officers and Significant Stockholders

As of November 30, 2020, directors and executive officers of BridgeBio (and their Affiliates) beneficially owned and were entitled to vote 47,276,976 shares of BridgeBio common stock, representing approximately 38.5% of the BridgeBio common stock outstanding on that date.

Concurrently with the execution of the merger agreement, Eidos entered into the BridgeBio voting agreements with each of BridgeBio’s directors and KKR Genetic Disorder L.P., pursuant to which, they have agreed, among other things, to vote all shares of BridgeBio common stock beneficially owned by them (collectively representing approximately 36.4% of the outstanding shares of BridgeBio common stock) in favor of the adoption of the BridgeBio share issuance proposal and any related transactions, and to take certain other actions, including voting against any action, agreement or proposal made in opposition to or in competition with the consummation of the BridgeBio share issuance proposal or any of the other transactions contemplated by the merger agreement, in each case, subject to the terms and conditions set forth therein

As a result, pursuant to the voting agreements, BridgeBio’s directors and KKR Genetic Disorder L.P., will vote their shares of BridgeBio common stock in favor of the BridgeBio share issuance proposal and the BridgeBio adjournment proposal.

Voting of Proxies; Incomplete Proxies

Giving a proxy means that a BridgeBio stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the BridgeBio special meeting in the manner it directs. A BridgeBio stockholder may give a proxy or vote virtually at the BridgeBio special meeting. If you are a stockholder of record of BridgeBio as of the BridgeBio record date, you may submit your proxy before the BridgeBio special meeting in one of the following ways:

•

By Mail. You may vote your shares by completing, signing and dating the proxy card received and returning it in the enclosed postage-paid envelope. Proxy cards submitted by mail must be received no later than 11:59 p.m., Eastern Time, on January 18, 2021 to be voted at the BridgeBio special meeting.

•

By Telephone. You may vote your shares by telephone by calling the toll-free number for telephone proxy submission shown on your proxy card. If you vote by telephone, you do not need to return a proxy card by mail. Telephone voting is available 24 hours a day, 7 days a week. Votes submitted by telephone must be received by 11:59 p.m., Eastern Time, on January 18, 2021 to be voted at the BridgeBio special meeting.

•

By Internet: You may vote your shares by visiting the website shown on your proxy card to submit your proxy via the Internet. If you vote via the Internet, you do not need to return a proxy card by mail. Internet voting is available 24 hours a day, 7 days a week. Votes submitted through the Internet must be received by 11:59 p.m., Eastern Time, on January 18, 2021 to be voted at the BridgeBio special meeting.

•

At the Special Meeting. You may also cast your vote virtually at the BridgeBio special meeting. Even if you plan to attend the BridgeBio special meeting virtually, we recommend that you also submit your proxy card or vote by telephone or via the Internet by the applicable deadline so that your vote will be counted if you later decide not to virtually attend the meeting.

BridgeBio requests that BridgeBio stockholders submit their proxies over the Internet, by telephone or by completing and signing the accompanying proxy card and returning it to BridgeBio in the enclosed postage-paid envelope as soon as possible. When the accompanying proxy card is returned properly executed, the shares of BridgeBio common stock represented by it will be voted at the BridgeBio special meeting in accordance with the instructions contained on the proxy card.

If you sign and return your proxy card or voting instruction form without indicating how to vote on any particular proposal, the shares of BridgeBio common stock represented by your proxy will be voted “FOR” each such proposal in accordance with the recommendation of the BridgeBio board. The proxyholders may use their discretion to vote on the proposals relating to the BridgeBio special meeting.

If your shares of BridgeBio common stock are held in “street name” by a bank, broker or other nominee, you should check the voting instruction form used by that firm to determine whether you may give voting instructions by telephone or the Internet and to determine the deadline for submitting your voting instructions to your bank, broker or other nominee. Please follow the voting instructions provided by your bank, broker or other nominee. “Street name” stockholders who wish to vote virtually at the meeting will need to obtain a “legal proxy” from their bank, broker or other nominee.

EVERY BRIDGEBIO STOCKHOLDER’S VOTE IS IMPORTANT. ACCORDINGLY, EACH BRIDGEBIO STOCKHOLDER SHOULD SUBMIT HIS, HER OR ITS PROXY VIA THE INTERNET OR BY TELEPHONE, OR SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD, WHETHER OR NOT THE BRIDGEBIO STOCKHOLDER PLANS TO ATTEND THE BRIDGEBIO SPECIAL MEETING.

Shares Held in “Street Name”

If your shares of BridgeBio common stock are held in “street name” through a bank, broker or other nominee, you must instruct such bank, broker or other nominee on how to vote the shares by following the instructions that the bank, broker or other nominee provides you along with this joint proxy statement/prospectus. Your bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your shares of BridgeBio common stock, so you should read carefully the materials provided to you by your bank, broker or other nominee.

You may not vote shares of BridgeBio common stock held in “street name” by returning a proxy card directly to BridgeBio or by voting at the BridgeBio special meeting if you attend virtually unless you obtain and submit a properly executed “legal proxy” from your bank, broker or other nominee.

With respect to shares held in street name, your broker, bank or other nominee generally has the discretionary authority to vote uninstructed shares on “routine” matters, but cannot vote such uninstructed shares on “non-routine” matters. A “broker non-vote” will occur if your broker, bank or other nominee cannot vote your shares on a particular matter because it has not received instructions from you and does not have discretionary voting authority on that matter or because your broker, bank or other nominee chooses not to vote on a matter for which it does have discretionary voting authority. Because none of the BridgeBio proposals will qualify for discretionary voting treatment by a broker under the applicable rules, there will be no broker non-votes at the BridgeBio special meeting.

Accordingly, if brokers, banks or other nominees do not receive specific voting instructions from the beneficial owner of shares of BridgeBio common stock, they may not vote such shares with respect to either of the BridgeBio proposals. Therefore, if your shares of BridgeBio common stock are held in “street name” and you do not instruct your bank, broker or other nominee on how to vote your shares:

1.	your bank, broker or other nominee may not vote your shares on the BridgeBio share issuance proposal, which will not count as a vote “FOR” or “AGAINST” this proposal; and

2.	your bank, broker or other nominee may not vote your shares on the BridgeBio adjournment proposal, which will not count as a vote “FOR” or “AGAINST” this proposal.

If your shares of BridgeBio common stock are held in “street name” and you do not instruct your bank, broker or other nominee on how to vote your shares with respect to any of the BridgeBio proposals, your shares will not be counted toward determining whether a quorum is present.

Revocability of Proxies and Changes to a BridgeBio Stockholder’s Vote

Any proxy may be revoked at any time before it is exercised by (i) sending a written notice of revocation to Brian C. Stephenson, Secretary, c/o BridgeBio Pharma, Inc., at the address of BridgeBio’s principal executive offices at 421 Kipling Street, Palo Alto, CA 94301, (ii) attending the BridgeBio special meeting and voting virtually or (iii) properly completing and executing a later dated proxy and delivering it to the Secretary of BridgeBio at the address listed above at or before the BridgeBio special meeting. Stockholders may also revoke their proxy by entering a new vote over the Internet or by telephone.

If you are a BridgeBio stockholder whose shares of BridgeBio common stock are held in “street name” by a bank, broker or other nominee, you may revoke your proxy or voting instructions and vote your shares at the BridgeBio special meeting if you attend virtually only in accordance with applicable rules and procedures as employed by your bank, broker or other nominee or by obtaining a “legal proxy” from your bank, broker or other nominee. If your shares are held in an account at a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your proxy or voting instructions and should contact your bank, broker or other nominee to do so.

Virtually attending the BridgeBio special meeting will NOT automatically revoke a proxy that was submitted through the Internet or by telephone or mail. You must vote by ballot at the BridgeBio special meeting to change your vote.

Solicitation of BridgeBio Proxies

The cost of solicitation of proxies from BridgeBio stockholders will be borne by BridgeBio. BridgeBio will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of shares of BridgeBio common stock. BridgeBio has retained a professional proxy solicitation firm, Morrow Sodali LLC, to assist in the solicitation of proxies. BridgeBio will bear the costs of the fees for the solicitation agent, which are not expected to exceed $18,000, excluding out-of-pocket expenses. In addition to solicitations by mail, BridgeBio’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the BridgeBio Special Meeting

In light of the impact of the novel coronavirus (COVID-19), the BridgeBio special meeting will be held virtually via a live interactive audio webcast at 10:00 a.m., Pacific Time, on January 19, 2021. You will be able to vote and to ask questions of members of the BridgeBio board and senior management at www.virtualshareholdermeeting.com/BBIO2021SM during the meeting by following the procedures described below.

The BridgeBio special meeting will be conducted exclusively via live webcast starting at 10:00 a.m., Pacific Time, on January 19, 2021. You will be able to attend the BridgeBio special meeting online, submit and receive answers to your questions during the BridgeBio special meeting and vote your shares electronically at the BridgeBio special meeting by going to www.virtualshareholdermeeting.com/BBIO2021SM and entering your 16-digit control number, which is included on the proxy card that you received. Because the BridgeBio special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

Stockholders participating in the special meeting will be in a listen-only mode and will not be able to speak during the webcast. However, in order to maintain the interactive nature of the special meeting, virtual attendees are able to submit questions before and during the meeting through the meeting portal by typing in the “Submit a question” box. You can also submit any questions by emailing BridgeBio by close of business on January 18, 2021, at bbio@investor.morrowsodali.com. These questions will be read aloud by the Chairman of the BridgeBio special meeting at his discretion.

Adjournments

Pursuant to the BridgeBio bylaws, the BridgeBio special meeting may be adjourned by the presiding officer if (i) no quorum is present for the transaction of business, (ii) the BridgeBio board determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information which the BridgeBio board determines has not been made sufficiently or timely available to stockholders, or (iii) the BridgeBio board determines that adjournment is otherwise in the best interests of BridgeBio.

The merger agreement provides that the BridgeBio special meeting can be adjourned to provide more time to solicit additional proxies in favor of the approval of the BridgeBio share issuance proposal if a majority of votes are cast in favor of the BridgeBio adjournment proposal. If after the adjournment a new record date is set for the adjourned meeting or the adjournment is for more than 30 days from the original meeting date (which will require consent of the Eidos special committee pursuant to the merger agreement), a notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed present and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the BridgeBio special meeting and each stockholder who, by law or under the BridgeBio certificate of incorporation or the BridgeBio bylaws, is entitled to such notice.

Other Business

No other matters are intended to be brought before the BridgeBio special meeting by BridgeBio.

Assistance

If you need assistance in completing your proxy card or have questions regarding the BridgeBio special meeting, please contact Morrow Sodali, the proxy solicitation agent for BridgeBio, at (800) 662-5200 (toll-free in North America), or (203) 658-9400 (outside of North America), or by email at BBIO@investor.morrowsodali.com.

BRIDGEBIO PROPOSALS

BridgeBio Proposal 1: The BridgeBio Share Issuance Proposal

BridgeBio is asking its stockholders to approve the issuance of shares of BridgeBio common stock in connection with the mergers. In the mergers, each Eidos stockholder will receive, for each share of Eidos common stock that is issued and outstanding as of immediately prior to the effective time, at the election of each such Eidos stockholder, either (i) the stock consideration (i.e., 1.85 shares of BridgeBio common stock) or (ii) the cash consideration (i.e., $73.26 in cash), subject to proration as necessary to ensure that the aggregate amount of cash consideration is no greater than $175 million.

Under Nasdaq rules, a company is required to obtain stockholder approval prior to the issuance of shares of common stock if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the mergers are completed pursuant to the merger agreement, depending upon the number of Eidos stockholders who elect to receive the cash consideration and the aggregate number of shares of Eidos common stock, Eidos stock options, unvested Eidos restricted stock units and any other Eidos awards outstanding as of the effective time of the mergers, BridgeBio expects to issue (i) approximately 22,010,690 shares of BridgeBio common stock if Eidos stockholders elect the maximum cash consideration payable of $175 million in connection with the mergers, which is equal to approximately 17.9% of the shares of BridgeBio common stock outstanding prior to such issuance, or (ii) approximately 26,429,881 shares of BridgeBio common stock if Eidos stockholders do not elect to receive any cash consideration in connection with the mergers, which is equal to approximately 21.5% of the shares of BridgeBio common stock outstanding prior to such issuance. Accordingly, the aggregate number of shares of BridgeBio common stock that BridgeBio will issue in the mergers may exceed 20% of the shares of BridgeBio common stock outstanding before such issuance, and, for this reason, BridgeBio is seeking the approval of BridgeBio stockholders for the issuance of shares of BridgeBio common stock pursuant to the merger agreement.

In the event the BridgeBio share issuance proposal is approved by BridgeBio stockholders, but the merger agreement is terminated (without the mergers being completed) prior to the issuance of shares of BridgeBio common stock pursuant to the merger agreement, BridgeBio will not issue any shares of BridgeBio common stock as a result of the approval of the BridgeBio share issuance proposal.

Consummation of the mergers is conditioned on approval of the BridgeBio share issuance proposal.

Vote Required and BridgeBio Board Recommendation

Approval of the BridgeBio share issuance proposal requires the affirmative vote of a majority of votes cast on such proposal at the BridgeBio special meeting, assuming a quorum is present.

The BridgeBio board unanimously recommends that BridgeBio stockholders vote “FOR” the BridgeBio share issuance proposal.

BridgeBio Proposal 2: The BridgeBio Adjournment Proposal

BridgeBio is asking its stockholders to approve the adjournment of the BridgeBio special meeting to another time and place, if necessary or appropriate, to solicit additional votes in favor of the BridgeBio share issuance proposal or to ensure that a quorum is present. The merger agreement provides that the BridgeBio special meeting will not be postponed or adjourned to a date that is more than thirty days after the date for which the BridgeBio special meeting was originally scheduled without the prior written consent of Eidos.

Consummation of the mergers is not conditioned on the approval of the BridgeBio adjournment proposal.

Vote Required and BridgeBio Board Recommendation

Approval of the BridgeBio adjournment proposal requires the affirmative vote of a majority of votes properly cast for or against such proposal at the BridgeBio special meeting, assuming a quorum is present.

The BridgeBio board unanimously recommends that BridgeBio stockholders vote “FOR” the BridgeBio adjournment proposal.

THE EIDOS SPECIAL MEETING

Date, Time and Place of the Eidos Special Meeting

In the interests of public health and safety in light of the ongoing COVID-19 pandemic, the Eidos special meeting will be held virtually via a live interactive audio webcast on the Internet. You will be able to vote and to ask questions of members of the Eidos board and senior management at www.virtualshareholdermeeting.com/EIDX2021SM during the meeting. On or about [●], Eidos commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy card to its stockholders.

Purpose of the Eidos Special Meeting

At the Eidos special meeting, Eidos stockholders will be asked to consider and vote upon the following items:

1.	the Eidos merger proposal;

2.	the Eidos advisory compensation proposal; and

3.	the Eidos adjournment proposal.

No other business will be acted upon at the Eidos special meeting.

Eidos Record Date and Quorum

Record Date

The Eidos board has fixed the close of business on December 8, 2020 as the record date for determining the Eidos stockholders entitled to receive notice of and to vote at the Eidos special meeting.

As of November 30, 2020, the latest practicable date before the date of this joint proxy statement/prospectus, there were 38,861,923 shares of Eidos common stock outstanding, which was held by approximately 16 holders of record including persons who hold shares for an indeterminate number of beneficial owners. Each share of Eidos common stock entitles the holder to one vote at the Eidos special meeting on each proposal to be considered at the Eidos special meeting. Shares of Eidos common stock that are held in treasury will not be entitled to vote at the Eidos special meeting.

Quorum

At the Eidos special meeting, a majority of the shares entitled to vote, attending virtually or represented by proxy, is necessary to constitute a quorum. Eidos will appoint an inspector of elections for the meeting to determine whether or not a quorum is present and to tabulate votes cast by proxy or virtually at the Eidos special meeting. Abstentions will be counted as present and entitled to vote for purposes of determining a quorum. Because all proposals at the Eidos special meeting will be considered non-routine, Eidos does not expect to receive any broker non-votes (which are shares of Eidos common stock held by banks, brokers or other nominees with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal). As a result, broker non-votes will not be counted as present and entitled to vote for purposes of determining whether a quorum is present at the BridgeBio special meeting. Shares of Eidos common stock held in treasury will not be included in the calculation of the number of shares of Eidos common stock represented at the Eidos special meeting for purposes of determining a quorum.

Required Vote

Required Vote to Approve the Eidos Merger Proposal

Approval of the Eidos merger proposal requires the affirmative vote of (i) the holders representing a majority of the aggregate voting power of the shares of Eidos common stock outstanding and entitled to vote thereon, (ii) a majority of the shares of Eidos common stock held by stockholders other than (A) BridgeBio and its Affiliates (including Merger Sub I and Merger Sub II), (B) any director or officer of BridgeBio or its Affiliates (including Merger Sub I and Merger Sub II) and (C) any director or officer of Eidos (other than members of the Eidos special committee); and (iii) at least 66-2/3% of Eidos’ outstanding voting shares not currently owned by BridgeBio or its affiliates or associates (as such terms are defined in Section 203 of the DGCL) (clauses (ii) and (iii) are collectively referred to as the “Eidos unaffiliated stockholder approvals”).

Pursuant to the merger agreement, BridgeBio, which beneficially owns approximately 63.2% of the outstanding Eidos common stock as of November 30, 2020, has agreed to vote all of its shares of Eidos common stock to approve and adopt the merger agreement and the transactions contemplated thereby, subject to the conditions set forth in the merger agreement.

Required Vote to the Eidos Advisory Compensation Proposal

Approval of the Eidos advisory compensation proposal requires the affirmative vote of a majority of the votes properly cast for or against such proposal at the Eidos special meeting, assuming a quorum is present. For purposes of the Eidos advisory compensation proposal, “votes properly cast” means votes “FOR” or “AGAINST.”

Required Vote to Approve the Eidos Adjournment Proposal

Approval of the Eidos adjournment proposal requires the affirmative vote of a majority of the votes properly cast for or against such proposal at the Eidos special meeting, regardless of whether a quorum is present. For purposes of the adjournment proposal, “votes properly cast” means votes “FOR” or “AGAINST.”

Treatment of Abstentions; Failure to Vote

For purposes of the Eidos special meeting, an abstention occurs when an Eidos stockholder attends the Eidos special meeting virtually and does not vote or returns a proxy marked “ABSTAIN.”

•	For the Eidos merger proposal, an abstention, failure to vote or broker non-vote will have the same effect as a vote cast “AGAINST” this proposal.

•

For the Eidos adjournment proposal and the Eidos advisory compensation proposal, abstention, failure to vote or broker non-vote will have no effect on the outcome because these failures to vote are not considered “votes properly cast.”

Recommendation of the Eidos Special Committee and the Eidos Board of Directors

The Eidos special committee initially consisted of Suzanne Hooper, William Lis and Douglas Rohlen; Mr. Rohlen resigned from the Eidos special committee on September 7, 2020. Each of Ms. Hooper and Mr. Lis is independent of BridgeBio. Pursuant to the resolutions of the Eidos board, the Eidos special committee was authorized to, among other things explore strategic alternatives to enhance value to Eidos stockholders, (i) consider and evaluate any proposal that might be received by Eidos in connection with a possible transaction and any alternatives to any such transaction, including Eidos continuing to operate as an independent company, (ii) participate in and direct the negotiation of the terms and conditions of any transaction, (iii) terminate any negotiations, discussions or consideration of, or reject on behalf of Eidos, any transaction or other alternative and (iv) engage independent legal, financial and other advisors and consultants on terms satisfactory to the Eidos special committee. The Eidos board further resolved not to approve or implement any strategic transaction or other alternative or submit any such transaction for the approval of Eidos stockholders without the prior favorable recommendation of the Eidos special committee.

At a meeting held on October 4, 2020, the Eidos board (other than Neil Kumar, who did not attend the Eidos board meeting, and Ali Satvat and Uma Sinha, both of whom recused themselves from deliberations regarding the proposed transaction with BridgeBio and abstained from voting on matters relating to the proposed transaction with BridgeBio at the Eidos board meeting), acting upon the recommendation of the Eidos special committee, (1) determined that it was fair to and in the best interests of Eidos and its stockholders (other than BridgeBio and its subsidiaries) for Eidos to enter into the merger agreement, (2) declared the merger agreement and the voting agreements and the transactions contemplated thereby advisable, (3) adopted the merger agreement and approved the execution, delivery and performance of the merger agreement and the voting agreements by Eidos and the consummation of the mergers and the other transactions contemplated by the merger agreement, (4) resolved to recommend adoption of the merger agreement and approval of the mergers and the other transactions contemplated thereby by the holders of shares of Eidos common stock and (5) directed that the merger agreement be submitted to the holders of shares of Eidos common stock entitled to vote for its adoption.

For a discussion of the factors considered by the Eidos special committee and the Eidos board in their determination to recommend the adoption of the merger agreement and the approval of the mergers and the other transactions contemplated thereby, see “The Mergers—Eidos’ Reasons for the Mergers; Recommendation of the Eidos Special Committee and the Eidos Board of Directors.”

Consummation of the mergers is conditioned on approval of the Eidos merger proposal, but is not conditioned on the approval of the Eidos advisory compensation proposal or the Eidos adjournment proposal.

Voting by Eidos’s Directors and Executive Officers

As of November 30, 2020, the latest practicable date before the date of this joint proxy statement/prospectus, approximately 65.4% of the shares of Eidos common stock outstanding and entitled to vote were held by the directors and executive officers of Eidos and their Affiliates. As of November 30, 2020, the latest practicable date before the date of this joint proxy statement/prospectus, less than 1% of the shares of Eidos common stock outstanding and entitled to vote were held by the members of the Eidos special committee (and their Affiliates), which represents less than 1% of the shares of Eidos common stock outstanding and entitled to vote for the purposes of the Eidos unaffiliated stockholder approvals. Eidos currently expects that the directors and executive officers of Eidos will vote their shares of Eidos common stock in favor of the Eidos merger proposal, although none has entered into any agreement obligating them to do so. For additional information regarding the votes required to approve the proposals to be voted on at the Eidos special meeting, see “The Eidos Special Meeting—Required Vote.”

Voting of Proxies; Incomplete Proxies

Stockholders whose shares are registered in their own names may vote by proxy by mail, over the Internet or by telephone. Instructions for voting by proxy over the Internet or by telephone are set forth below. The Internet and telephone voting facilities will close at 11:59 p.m., Pacific Time, on January 18, 2021. You may also vote virtually at the Eidos special meeting. Eidos requests that Eidos stockholders submit their proxies by mail, over the Internet or by telephone as soon as possible.

•	By Mail. Mark the enclosed proxy card, sign and date it, and return it in the postage-paid envelope you have been provided.

•	By Internet. The web address and instructions for Internet proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet proxy submission via the web address indicated on the enclosed proxy card is available 24 hours a day. If you choose to submit your proxy by Internet, then you do not need to return the proxy card.

•

By Telephone. The toll-free number for telephone proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone proxy submission is available 24 hours a day. If you choose to submit your proxy by telephone, then you do not need to return the proxy card.

When the accompanying proxy card is returned properly executed, the shares of Eidos common stock represented by it will be voted at the Eidos special meeting in accordance with the instructions contained on the proxy card.

If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Eidos common stock represented by your proxy will be voted “FOR” each such proposal in accordance with the recommendation of the Eidos board. Unless you check the box on your proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on the proposals relating to the Eidos special meeting.

If your shares of Eidos common stock are held in “street name” by a bank, broker or other nominee, you should check the voting form used by that firm to determine whether you may give voting instructions by telephone or the Internet.

EVERY EIDOS STOCKHOLDER’S VOTE IS IMPORTANT. ACCORDINGLY, EACH EIDOS STOCKHOLDER SHOULD SUBMIT HIS, HER OR ITS PROXY VIA THE INTERNET OR BY TELEPHONE, OR SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD, WHETHER OR NOT THE EIDOS STOCKHOLDER PLANS TO ATTEND THE EIDOS SPECIAL MEETING VIRTUALLY.

Shares Held in Street Name

If your shares of Eidos common stock are held in “street name” through a bank, broker or other nominee, you must instruct such bank, broker or other nominee on how to vote the shares by following the instructions that the bank, broker or other nominee provides you along with this joint proxy statement/prospectus. Your bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your shares of Eidos common stock, so you should read carefully the materials provided to you by your bank, broker or other nominee.

You may not vote shares held in “street name” by returning a proxy card directly to Eidos or by voting virtually at the Eidos special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, banks, brokers or other nominees who hold shares of Eidos common stock on behalf of their customers may not give a proxy to Eidos to vote those shares with respect to any of the Eidos proposals without specific instructions from their customers, as banks, brokers and other nominees do not have discretionary voting power on any of the Eidos proposals. Therefore, if your shares of Eidos common stock are held in “street name” and you do not instruct your bank, broker or other nominee on how to vote your shares:

1.	your bank, broker or other nominee may not vote your shares on the Eidos merger proposal, which will have the same effect as a vote “AGAINST” this proposal; and

2.

your bank, broker or other nominee may not vote your shares on the Eidos adjournment proposal or the Eidos advisory compensation proposal, which will not count as a vote “FOR” or “AGAINST” these proposals.

If your shares of Eidos common stock are held in “street name” and you do not instruct your bank, broker or other nominee on how to vote your shares with respect to any of the Eidos proposals, your shares will not be counted toward determining whether a quorum is present. Your shares will be counted toward determining whether a quorum is present if you instruct your bank, broker or other nominee on how to vote your shares with respect to one or more of the Eidos proposals.

If your shares are held in street name, the voting instruction form sent to you by your broker, bank or other nominee should indicate whether the institution has a process for beneficial holders to provide voting instructions over the Internet or by telephone. A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in street name to direct their vote over the Internet or by telephone. If your bank or brokerage firm gives you this opportunity, the voting instructions from the bank or brokerage firm that accompany this joint proxy statement/prospectus will tell you how to use the Internet or telephone to direct the vote of shares held in your account. If your voting instruction form does not include Internet or telephone information, please complete and return the voting instruction form in the self-addressed, postage-paid envelope provided by your broker. Stockholders who vote by proxy over the Internet or by telephone need not return a proxy card or voting instruction form by mail, but may incur costs, such as usage charges, from telephone companies or Internet service providers.

Revocability of Proxies and Changes to an Eidos Stockholder’s Vote

Any proxy may be revoked at any time before it is exercised by filing an instrument revoking it with Eidos’ Secretary or by submitting a duly executed proxy bearing a later date prior to the time of the Eidos special meeting. Stockholders who have voted by proxy over the Internet or by telephone or have executed and returned a proxy and who then virtually attend the Eidos special meeting and desire to vote during the meeting are requested to notify the Eidos Secretary in writing prior to the time of the Eidos special meeting. We request that all such written notices of revocation to Eidos be addressed to Franco Valle, Secretary, c/o Eidos Therapeutics, Inc., at the address of our principal executive offices at 101 Montgomery St., Suite 2000, San Francisco, CA 94104. Our telephone number is (415) 887-1471. Stockholders may also revoke their proxy by entering a new vote over the Internet or by telephone.

If you are an Eidos stockholder whose shares of Eidos common stock are held in “street name” by a bank, broker or other nominee, you may revoke your proxy or voting instructions and vote your shares virtually at the Eidos special meeting only in accordance with applicable rules and procedures as employed by your bank, broker or other nominee. If your shares of Eidos common stock are held in an account at a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your proxy or voting instructions and should contact your bank, broker or other nominee to do so.

Attending the Eidos special meeting will NOT automatically revoke a proxy that was submitted through the Internet or by telephone or mail. You must vote by ballot at the Eidos special meeting and notify the Eidos Secretary in writing prior to the Eidos special meeting to change your vote.

Solicitation of Eidos Proxies

The cost of solicitation of proxies from Eidos stockholders will be borne by Eidos. Eidos will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Eidos common stock. Eidos has retained a professional proxy solicitation firm, Innisfree M&A Incorporated, to assist in the solicitation of proxies for a base fee of approximately $25,000 plus reasonable out-of-pocket expenses. In addition to solicitations by mail, Eidos’ directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the Eidos Special Meeting

All Eidos stockholders as of the Eidos record date, or their duly appointed proxies, may attend the Eidos special meeting virtually. You will need to have your 16-Digit control number included on your proxy card to join the Eidos special meeting.

Each person attending the Eidos special meeting virtually must have proof of ownership of Eidos common stock. If you hold your shares of Eidos common stock in your name as a stockholder of record, you will need proof of ownership of Eidos common stock. If your shares of Eidos common stock are held in the name of a bank, broker or other nominee and you plan to virtually attend the Eidos special meeting, you must present proof of your ownership of Eidos common stock, such as a bank or brokerage account statement, to access the meeting website, and you must obtain a legal proxy from the bank, broker or other nominee to vote virtually at the meeting.

Adjournments

Pursuant to the Eidos bylaws, the Eidos special meeting may be adjourned by the presiding officer if (i) no quorum is present for the transaction of business, (ii) the Eidos board determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information which the Eidos board determines has not been made sufficiently or timely available to stockholders, or (iii) the Eidos board determines that adjournment is otherwise in the best interests of Eidos.

The merger agreement provides that the Eidos special meeting can be adjourned to provide more time to solicit additional proxies in favor of the approval of the Eidos merger proposal if a majority of votes are cast in favor of the Eidos adjournment proposal. If after the adjournment a new record date is set for the adjourned meeting or the adjournment is for more than 30 days from the original meeting date (which will require consent of the BridgeBio board pursuant to the merger agreement), a notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed present and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the Eidos special meeting and each stockholder who, by law or under the Eidos certificate of incorporation or the Eidos bylaws is entitled to such notice.

Other Business

No other matters are intended to be brought before the Eidos special meeting by Eidos.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Eidos special meeting, please contact Eidos’ proxy solicitors at the following addresses and telephone numbers:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders in the U.S. and Canada may call toll-free: (877) 750-8332

Stockholders in other locations may call direct: (412) 232-3651

Banks and brokers may call collect: (212) 750-5833

EIDOS PROPOSALS

Eidos Proposal 1: The Eidos Merger Proposal

As discussed throughout this joint proxy statement/prospectus, Eidos is asking its stockholders to approve the Eidos merger proposal. Under the terms of the merger agreement, Merger Sub I will merge with and into Eidos, with Eidos surviving the initial merger as an indirect wholly owned subsidiary of BridgeBio, and immediately following the effectiveness of the initial merger, Eidos will merge with and into Merger Sub II, with Merger Sub II surviving the subsequent merger as an indirect wholly owned subsidiary of BridgeBio.

At the effective time, Merger Sub I will merge with and into Eidos, with Eidos surviving as an indirect wholly owned subsidiary of BridgeBio. Immediately following the effective time, Eidos will merge with and into Merger Sub II, with Merger Sub II surviving as an indirect wholly owned subsidiary of BridgeBio.

At the effective time, each share of Eidos common stock issued and outstanding immediately prior to the effective time (other than shares of Eidos common stock (i) owned by Eidos as treasury stock, (ii) owned by Eidos, BridgeBio, Merger Sub I, Merger Sub II or any other direct or indirect wholly owned subsidiary of BridgeBio and, in each case, not held on behalf of third parties and (iii) that relate to Eidos restricted share awards) will be converted into the right to receive, at the election of each stockholder of Eidos, (A) the stock consideration (i.e., 1.85 shares of BridgeBio common stock) or (B) the cash consideration (i.e., $73.26 in cash), subject to proration as necessary to ensure that the aggregate amount of cash consideration is no greater than $175 million. From and after the effective time, all outstanding shares of Eidos common stock (other than the shares excluded in the prior sentence) will be cancelled and will thereafter represent only the right to receive, as applicable, the stock consideration or the cash consideration and any cash in lieu of fractional shares of BridgeBio common stock.

Immediately upon consummation of the mergers, BridgeBio is expected to own all of the outstanding shares of Eidos common stock and pre-closing holders of Eidos common stock (other than BridgeBio and its subsidiaries) are expected to own between approximately 16% and 18% of the outstanding shares of BridgeBio common stock. Eidos currently trades on Nasdaq under the symbol “EIDX.” Following the consummation of the mergers, Eidos common stock will be delisted from Nasdaq, deregistered under the Exchange Act and will cease to be publicly traded. BridgeBio common stock currently trades on Nasdaq under the symbol “BBIO.”

To review the reasons for the proposed mergers in greater detail, see “The Mergers—Eidos’ Reasons for the Mergers; Recommendation of the Eidos Special Committee and the Eidos Board of Directors.”

Eidos stockholders should carefully read this joint proxy statement/prospectus in its entirety, including the annexes and exhibits, for more detailed information concerning the merger agreement and the mergers. In particular, Eidos stockholders are directed to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference into this joint proxy statement/prospectus.

The consummation of the mergers is conditioned on approval of the Eidos merger proposal.

Vote Required and Eidos Board Recommendation

Approval of the Eidos merger proposal requires the affirmative vote of (i) the holders representing a majority of the aggregate voting power of the shares of Eidos common stock outstanding and entitled to vote thereon, (ii) a majority of the shares of Eidos common stock held by stockholders other than (A) BridgeBio and its Affiliates (including Merger Sub I and Merger Sub II), (B) any director or officer of BridgeBio or its Affiliates (including Merger Sub I and Merger Sub II) and (C) any director or officer of Eidos (other than members of the Eidos special committee); and (iii) at least 66-2/3% of Eidos’ outstanding voting shares not currently owned by BridgeBio or its affiliates or associates (as such terms are defined in Section 203 of the DGCL).

The Eidos board (other than Neil Kumar, who did not attend the Eidos board meeting, and Ali Satvat and Uma Sinha who recused themselves from determinations relating to the mergers due to their affiliation with BridgeBio), acting upon the recommendation of the Eidos special committee, recommends a vote “FOR” the Eidos merger proposal.

Eidos Proposal 2: The Eidos Advisory Compensation Proposal

Eidos is providing its stockholders with the opportunity to cast a vote, on a non-binding, advisory basis, to approve the merger-related named executive officer compensation as disclosed in the table entitled “Golden Parachute Compensation” and the accompanying footnotes under “The Mergers—Interests of Certain Persons in the Mergers,” as required by Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Through this proposal, Eidos is asking its stockholders to indicate their approval, on a non-binding, advisory basis, of the various Eidos change in control-related benefits, equity acceleration and other payments which Eidos’ named executive officers will or may be eligible to receive in connection with the mergers as indicated in the table referred to above. In general, the various plans and arrangements pursuant to which these compensation payments may be made have previously formed part of Eidos’ overall compensation program for its named executive officers, which has been disclosed to Eidos stockholders as required by the rules of the SEC in the Compensation Discussion and Analysis and related sections of Eidos’ annual proxy statements, Eidos’ annual report for the year ended December 31, 2019, which was filed on Form 10-K with the SEC on February 26, 2020, or are required pursuant to the terms of the merger agreement.

You should review carefully the information regarding the merger-related named executive officer compensation disclosed in this proxy statement/prospectus. The Eidos board recommends that Eidos stockholders approve the following resolution:

“RESOLVED, that the stockholders of Eidos approve, solely on an advisory, non-binding basis, the merger-related named executive officer compensation which will or may be paid by Eidos or BridgeBio to Eidos’ named executive officers in connection with the mergers, as disclosed pursuant to Item 402(t) of Regulation S-K in the table entitled “Golden Parachute Compensation” and the accompanying footnotes under “The Mergers—Interests of Certain Persons in the Mergers.”

The vote on the Eidos advisory compensation proposal is a vote separate and apart from the vote on the approval of the merger agreement. Accordingly, you may vote to approve the Eidos merger proposal and vote not to approve the Eidos advisory compensation proposal and vice versa. Because the vote on the merger-related named executive officer compensation is advisory only, it will not be binding on either Eidos or BridgeBio. Accordingly, if the merger agreement is approved and the mergers are completed, the merger-related named executive officer compensation will or may be paid by Eidos or BridgeBio, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of Eidos stockholders.

Vote Required and Eidos Board Recommendation

Approval of the Eidos advisory compensation proposal requires the affirmative vote of a majority of the votes properly cast for or against such proposal at the Eidos special meeting, assuming a quorum is present. For purposes of the Eidos advisory compensation proposal, “votes properly cast” means votes “FOR” or “AGAINST.”

The Eidos board (other than Neil Kumar, who did not attend the Eidos board meeting, and Ali Satvat and Uma Sinha who recused themselves from determinations relating to the mergers due to their affiliation with BridgeBio), acting upon the recommendation of the Eidos compensation committee, recommends a vote “FOR” the Eidos advisory compensation proposal.

Eidos Proposal 3: The Eidos Adjournment Proposal

Eidos is asking its stockholders to approve the adjournment of the Eidos special meeting to another time and place, if necessary or appropriate, to solicit additional votes in favor of the Eidos merger proposal. The merger agreement provides that the Eidos special meeting will not be postponed or adjourned to a date that is more than thirty days after the date for which the Eidos special meeting was originally scheduled without the prior written consent of BridgeBio.

Consummation of the mergers is not conditioned on the approval of the Eidos adjournment proposal.

Vote Required and Eidos Board Recommendation

Approval of the Eidos adjournment proposal requires the affirmative vote of a majority of the votes properly cast for or against such proposal at the Eidos stockholder meeting, regardless of whether a quorum is present. For purposes of the adjournment proposal, “votes properly cast” means votes “FOR” or “AGAINST.”

The Eidos board (other than Neil Kumar, who did not attend the Eidos board meeting, and Ali Satvat and Uma Sinha who recused themselves from determinations relating to the mergers due to their affiliation with BridgeBio), acting upon the recommendation of the Eidos special committee, recommends a vote “FOR” the Eidos adjournment proposal.

THE MERGERS

The following is a description of certain material aspects of the mergers. This description may not contain all of the information that may be important to you. The discussion of the mergers in this joint proxy statement/prospectus is qualified in its entirety by reference to the merger agreement (including all exhibits thereto), which is attached to this joint proxy statement/prospectus as Annex A and the form of voting agreement and the KKR voting agreement, which are attached to this joint proxy statement/prospectus as Annexes B and C, respectively. We encourage you to read carefully this entire joint proxy statement/prospectus, including the annexes and exhibits to, and the documents incorporated by reference in, this joint proxy statement/prospectus and the exhibits to the registration statement to which this joint proxy statement/prospectus relates, for a more complete understanding of the mergers and the documents incorporated by reference. This section is not intended to provide you with any factual information about BridgeBio or Eidos. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings BridgeBio and Eidos make with the SEC, as described in “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

General Description of the Mergers

Under the terms of the merger agreement, at the effective time, Merger Sub I will be merged with and into Eidos, with Eidos surviving, and then, at the effective time of the subsequent merger, Eidos will be merged with and into Merger Sub II, with Merger Sub II surviving.

Background of the Mergers

Eidos was formed in August 2013 and in 2017, became a majority owned subsidiary of BridgeBio. Eidos is a clinical stage biopharmaceutical company focused on addressing the large and growing unmet need in diseases caused by transthyretin, or amyloidosis, through the development of a product candidate called AG10 or acoramidis.

Eidos completed its initial public offering in June 2018. BridgeBio is currently the largest stockholder of Eidos, with beneficial ownership of approximately 63.2% of the issued and outstanding Eidos common stock as of November 30, 2020. In addition, throughout the existence of Eidos, certain directors and officers of BridgeBio have also served and continue to serve as directors or officers of Eidos.

Currently, the Eidos board consists of six directors, including three directors affiliated with BridgeBio, Dr. Neil Kumar (the Chief Executive Officer and a director of BridgeBio), Mr. Ali Satvat (a director of BridgeBio) and Dr. Uma Sinha (the Chief Scientific Officer of BridgeBio). Dr. Kumar also serves as the Chief Executive Officer of Eidos, and Dr. Sinha also serves as the Chief Scientific Officer of Eidos.

In July 2019, BridgeBio completed its initial public offering.

The boards of directors and management of Eidos and BridgeBio each regularly reviews and assess its respective operations, performance, prospects and strategic direction. As part of this review, the BridgeBio board and management regularly evaluate and consider a variety of possible financial and strategic opportunities to enhance stockholder value as part of their long-term business plans, including, among other things, the exploration of possible financing, acquisitions and business combinations, divestitures, licensing and collaboration transactions, and other strategic alternatives, including, in the case of BridgeBio, alternatives with respect to its investment in Eidos.

On August 8, 2019, Brian Stephenson, Chief Financial Officer of BridgeBio, delivered to the Eidos board a letter setting forth a non-binding proposal to acquire all of the outstanding shares of Eidos common stock that were not owned by BridgeBio and its subsidiaries in an all-stock transaction with a fixed exchange ratio of 1.30 shares of BridgeBio common stock for each share of Eidos common stock (the “August 2019 proposal”), reflecting an implied value of $38.31 per share of Eidos common stock (implying a valuation of approximately $1.5 billion for Eidos) and a premium of 21% based on the closing trading price of BridgeBio common stock on August 7, 2019, the last trading day before delivery of the August 2019 proposal. BridgeBio indicated in the August 2019 proposal that it expected that a special committee of independent directors appointed by the Eidos board and advised by independent legal and financial advisors would consider the August 2019 proposal and make a recommendation to the Eidos board. BridgeBio also stated in the August 2019 proposal that it would not proceed with the transaction contemplated by the August 2019 proposal unless the proposed transaction was approved by such special committee and that the proposed transaction would be subject to a non-waivable condition requiring approval by the holders of a majority of the aggregate voting power represented by shares of Eidos common stock that are not owned by BridgeBio. In the August 2019 proposal, BridgeBio, in its capacity as a stockholder of Eidos, stated that it had no interest in selling control of Eidos, and that the August 2019 proposal should not be construed as indicating an interest in participating in any alternative change of control transaction involving Eidos. During a special meeting of the Eidos board held later that day, the Eidos board determined that it was advisable to form a special committee comprised of the Eidos directors who were independent of BridgeBio. The Eidos board determined that each of Rajeev Shah and William Lis were independent of BridgeBio and were otherwise disinterested in a transaction with BridgeBio or other potential alternatives.

Beginning on August 8, 2019, Mr. Shah and Mr. Lis conducted interviews of nationally recognized financial, legal and other advisors to act as advisors to a potential special committee of the Eidos board. As part of these interviews, Mr. Shah and Mr. Lis requested disclosure from prospective advisors with respect to any material relationships with either BridgeBio or Kohlberg Kravis Roberts & Co. L.P. (“KKR”), which manages funds holding a significant ownership percentage of BridgeBio common stock.

On August 11, 2019, in response to the August 2019 proposal, the Eidos board adopted resolutions forming a special committee of the Eidos board comprised of Mr. Shah and Mr. Lis (the “2019 special committee”), each of whom was determined by the Eidos board to be independent of BridgeBio and not otherwise interested in a transaction with BridgeBio or other potential alternatives, to consider and evaluate a possible sale or other business transaction or series of transactions involving all or substantially all of Eidos’ equity or assets and any alternatives to any such transaction, including Eidos continuing to operate as an independent company. The resolutions passed by the Eidos board forming the 2019 special committee authorized the 2019 special committee to, among other things, (i) consider and evaluate all proposals, including the August 2019 proposal, that had been received or might be received by Eidos in connection with a possible transaction and any alternatives to any such transaction, including Eidos continuing to operate as an independent company, (ii) participate in and direct the negotiation of the terms and conditions of any transaction, (iii) terminate any negotiations, discussions or consideration of, or reject on behalf of Eidos, any transaction (including the August 2019 proposal) or other alternative and (iv) engage independent legal, financial and other advisors and consultants on terms satisfactory to the 2019 special committee. The Eidos board further resolved not to approve or implement any strategic transaction, including the August 2019 proposal, or other alternative or submit any such transaction for the approval of Eidos stockholders without the prior favorable recommendation of the 2019 special committee.

Later on August 11, 2019, after interviews with potential advisors, the 2019 special committee engaged Cravath, Swaine & Moore LLP (“Cravath”) as independent legal counsel to the 2019 special committee and Centerview Partners LLC (“Centerview”) as the exclusive independent financial advisor to the 2019 special committee. The decision to engage Cravath was based on, among other things, Cravath’s qualifications, experience and reputation and the absence of conflicts on the part of Cravath. The decision to engage Centerview was based on, among other things, Centerview’s qualifications, experience and reputation, including Centerview’s extensive experience in the pharmaceutical and biotechnology industries, and the 2019 special committee’s determination, based on disclosures provided by Centerview on August 10, 2019 with respect to any material relationships with either BridgeBio or KKR, that Centerview did not have any material conflicts.

On August 12, 2019, Eidos issued a press release confirming receipt of the August 2019 proposal from BridgeBio and announcing the formation of the 2019 special committee.

Also on August 12, 2019, the 2019 special committee held a telephonic meeting, with representatives of Centerview and Cravath participating. During this meeting, the 2019 special committee discussed the status of the Phase 3 clinical trial for Eidos’ product candidate, acoramidis (formerly AG10), and whether Eidos would be making any upcoming announcements regarding the progress of the trial, including the status of enrollment, that may impact the trading price of Eidos common stock.

On August 14, 2019, the 2019 special committee held a telephonic meeting, with representatives of Centerview and Cravath participating, to discuss the process for conducting due diligence and producing financial analyses for each of Eidos and BridgeBio in order to aid the 2019 special committee’s consideration and evaluation of the August 2019 proposal and any alternatives to such proposal. The 2019 special committee determined that it would request due diligence materials from management of both Eidos and BridgeBio, and that Centerview would develop financial analyses based on publicly available information and internal financial models prepared by management of Eidos and BridgeBio. During this meeting, the 2019 special committee and representatives of Centerview also discussed whether any third parties may be interested in an acquisition of Eidos, and whether the 2019 special committee would contact potential third party buyers for Eidos. The 2019 special committee determined that, although BridgeBio had stated in the August 2019 proposal that BridgeBio, in its capacity as a stockholder of Eidos, had no interest in selling control of Eidos, outreach to third parties may result in an alternative proposal that would be more favorable to the stockholders of Eidos than the August 2019 proposal, and that any indications of interest received from third parties could also aid in the 2019 special committee’s evaluation of the August 2019 proposal. After discussion, the 2019 special committee determined that it would be advisable to wait until preliminary due diligence information had been received from both Eidos and BridgeBio before making any outbound inquiries to third parties. After this meeting, representatives of Centerview shared preliminary financial due diligence requests with management of each of Eidos and BridgeBio.

On August 17, 2019, Eidos and BridgeBio entered into a confidentiality agreement in order to facilitate continued conversations regarding a potential transaction and the sharing of due diligence materials between the parties. BridgeBio then began sharing certain confidential information regarding BridgeBio’s business with the 2019 special committee and its advisors, and Eidos management also began providing information regarding Eidos’ business to the 2019 special committee and its advisors.

On August 19, 2019, the 2019 special committee held a telephonic meeting, with representatives of Centerview and Cravath participating. During this meeting, the 2019 special committee discussed the possibility of hiring external industry consultants to assist the 2019 special committee in evaluating the product pipelines of both Eidos and BridgeBio, including assumptions regarding the potential market and regulatory process for each party’s product candidates. The 2019 special committee determined that it would identify consultants with the requisite expertise upon receipt of the due diligence materials that had previously been requested from each of Eidos and BridgeBio. The 2019 special committee also discussed the timing and process for potentially contacting potential third party buyers for Eidos. After discussion, the 2019 special committee directed Centerview to prepare a list of potential strategic buyers that might be interested in a transaction with Eidos for the 2019 special committee’s review and determined that it was advisable to wait until complete due diligence information had been received from BridgeBio before making any outbound inquiries to potential third party buyers.

On August 21, 2019, BridgeBio granted the members of the 2019 special committee, Centerview and Cravath access to an electronic data room containing certain due diligence materials regarding BridgeBio, including a management presentation and certain financial projections for BridgeBio (excluding Eidos) prepared by BridgeBio management.

Later on August 21, 2019, Eidos granted the members of the 2019 special committee, Centerview and Cravath access to an electronic data room containing certain due diligence materials regarding Eidos, including certain internal financial projections for Eidos prepared by Eidos management.

Later on August 21, 2019, the 2019 special committee held a telephonic meeting, with representatives of Centerview and Cravath participating. Representatives of Centerview stated that BridgeBio had provided the previously requested due diligence materials, including certain financial projections, and the 2019 special committee, Centerview and Cravath then discussed the engagement of industry consultants to assist the 2019 special committee in evaluating the product pipelines of both Eidos and BridgeBio and the assumptions underlying such financial projections. After discussion regarding industry consultants with the appropriate expertise, the 2019 special committee determined that it was advisable to engage Navigant Consulting, Inc. (“Navigant”) as an industry consultant to the 2019 special committee. The decision to engage Navigant was based on, among other things, Navigant’s qualifications, industry experience and absence of conflicts.

On August 22, 2019, the 2019 special committee held a telephonic meeting, with representatives of Centerview and Cravath participating. Representatives of Centerview presented a list of potential strategic counterparties that might be interested in an acquisition of Eidos that had been prepared at the direction of the 2019 special committee. After discussing the list of potential counterparties, the 2019 special committee directed Centerview to contact eight counterparties to assess their potential interest in exploring a possible strategic transaction with Eidos.

On August 23, 2019, BridgeBio and Eidos each granted Navigant access to their respective electronic data rooms.

Over the course of the next week, representatives of Centerview began outreach to the eight counterparties previously identified and approved by the 2019 special committee to evaluate each potential counterparty’s interest in exploring a possible strategic transaction with Eidos.

Representatives of six of these eight counterparties informed Centerview that, based on BridgeBio’s public statement that it was not interested in selling control of Eidos, they did not believe that BridgeBio would be open to a sale of Eidos and were uninterested in pursuing a transaction with Eidos. Representatives of two large biopharma companies, Company A and Company B, informed Centerview that they would be potentially interested in exploring a possible acquisition of Eidos, but only if BridgeBio were interested in selling its controlling stake in Eidos.

During this period, representatives of Centerview, Cravath and Navigant also continued their due diligence review of BridgeBio and Eidos, including participating in several due diligence calls with management of each of Eidos and BridgeBio. During these due diligence calls, management of each of Eidos and BridgeBio discussed the key assumptions underlying the projections for BridgeBio that were provided by BridgeBio management to the 2019 special committee and the projections for Eidos that were provided by Eidos management to the 2019 special committee as well as management’s estimates of the probability of success of each product candidate.

On September 6, 2019, the 2019 special committee held a telephonic meeting to review the Eidos financial projections provided by management of Eidos and the BridgeBio financial projections provided by management of BridgeBio and the key assumptions underlying such projections, with representatives of Centerview, Cravath and Navigant participating. Representatives of Cravath reviewed the directors’ fiduciary duties and other legal matters in connection with the 2019 special committee’s consideration of the August 2019 proposal and other alternatives. Representatives of Centerview and Navigant then reviewed the management projections and key underlying assumptions for each of Eidos and BridgeBio. After discussion, the 2019 special committee noted that it would be appropriate to make adjustments to the management projections, including adjustments based on the 2019 special committee’s assessment of the probability of success and underlying product assumptions of each product candidate. Representatives of Navigant discussed their assessment of the key assumptions underlying the management projections and potential revisions to such projections based on Navigant’s research. After discussion regarding these assumptions and potential adjustments, the 2019 special committee requested that Centerview present adjusted projections reflecting the adjustments that had been discussed for the 2019 special committee’s review at the next committee meeting.

On September 9, 2019, the 2019 special committee held another telephonic meeting with representatives of Centerview, Cravath and Navigant participating. Representatives of Centerview and Navigant provided an overview of adjusted financial projections for each of BridgeBio and Eidos reflecting adjustments to the assumptions in the management projections previously discussed with the 2019 special committee, including probability of success and underlying product assumption adjustments based on the 2019 special committee’s assessment, after consultation with Navigant and Centerview. After discussion of the adjusted projections, the 2019 special committee directed Centerview to utilize such adjusted projections for purposes of preliminary financial analysis at a future committee meeting. Following this discussion, the representatives of Navigant exited the meeting. Representatives of Centerview then informed the 2019 special committee that Centerview had contacted representatives of all eight potential strategic buyers previously approved by the 2019 special committee for outreach. Representatives of Centerview informed the committee that while certain of the parties had indicated that they were not interested in pursuing a transaction because they did not believe that BridgeBio would be open to a sale, Company A and Company B had expressed potential interest in exploring a possible acquisition of Eidos if BridgeBio were interested in selling its controlling stake in Eidos.

On September 11, 2019, the 2019 special committee held a telephonic meeting, with representatives of Cravath and Centerview participating. Representatives of Centerview reviewed with the 2019 special committee certain preliminary financial analyses with respect to Eidos, BridgeBio and the August 2019 proposal based on the adjusted projections previously approved by the 2019 special committee. The 2019 special committee then discussed the relative value of Eidos and BridgeBio, as well as certain risks associated with the valuation of BridgeBio common stock because BridgeBio had recently completed its initial public offering and the “lock-up” period applicable to a significant portion of BridgeBio common stock had not yet expired. After discussion, the 2019 special committee determined that the August 2019 proposal undervalued Eidos and was inadequate and that it was in the best interests of Eidos and the minority stockholders of Eidos to reject the August 2019 proposal. The 2019 special committee then directed Centerview to inform BridgeBio’s financial advisors that the August 2019 proposal was inadequate.

On September 12, 2019, representatives of Centerview contacted representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”) and J.P. Morgan Securities LLC (“J.P. Morgan”), financial advisors to BridgeBio, and informed them that the 2019 special committee had rejected the August 2019 proposal, and that the August 2019 proposal was inadequate because it undervalued Eidos and because there was a high degree of uncertainty regarding the value of BridgeBio common stock as consideration. Representatives of Centerview also conveyed that Company A and Company B continued to express potential interest in exploring a possible acquisition of Eidos if BridgeBio were interested in selling its controlling stake. Representatives of Goldman Sachs and J.P. Morgan informed Centerview that BridgeBio was not interested in selling its stake in Eidos, unless a potential counterparty offered a price for Eidos that was sufficiently attractive to all Eidos stockholders.

Later that day, the 2019 special committee issued a press release announcing that it had rejected the August 2019 proposal.

On September 14, 2019, representatives of J.P. Morgan, on behalf of BridgeBio, contacted representatives of Centerview and conveyed BridgeBio’s improved proposal to acquire all of the outstanding shares of Eidos common stock that were not owned by BridgeBio and its subsidiaries in an all-stock transaction with a fixed exchange ratio of 1.43 shares of BridgeBio common stock (the “September 14 proposal”), reflecting a value of $37.05 per share of Eidos common stock based on the closing trading price of BridgeBio common stock on September 13, 2019. Representatives of Centerview informed J.P. Morgan that they would communicate the September 14 proposal to the 2019 special committee.

On September 15, 2019, the 2019 special committee held a telephonic meeting, with representatives of Centerview and Cravath participating. Representatives of Centerview informed the 2019 special committee of the September 14 proposal. The 2019 special committee then reviewed with representatives of Centerview certain preliminary financial analyses with respect to Eidos, BridgeBio and the September 14 proposal based on the adjusted projections previously approved by the 2019 special committee. The 2019 special committee then discussed the potential interest from Company A and Company B, and Centerview informed the 2019 special committee that Goldman Sachs and J.P. Morgan had confirmed that BridgeBio was still not interested in selling its stake in Eidos, unless a potential counterparty offered a price for Eidos that was sufficiently attractive to all Eidos stockholders. After discussion, the 2019 special committee determined that the September 14 proposal was inadequate, continued to undervalue Eidos, and was not in the best interests of Eidos and its minority stockholders. After discussion, the 2019 special committee instructed Centerview to convey to BridgeBio’s financial advisors a counterproposal reflecting all-stock consideration with a fixed exchange ratio of 1.55 shares of BridgeBio common stock for each share of Eidos common stock not owned by BridgeBio (reflecting an implied value of $40.16 per share of Eidos common stock based on the closing trading price of BridgeBio common stock on September 13, 2019), with a mechanism that would provide adjustments to the exchange ratio to provide for a guaranteed minimum value of the consideration as of the closing date of $38.00 per share of Eidos common stock (the “September 15 counterproposal”).

Later that day, representatives of Centerview contacted representatives of Goldman Sachs and J.P. Morgan and conveyed the September 15 counterproposal and stated that, given the high degree of uncertainty regarding the value of BridgeBio common stock as consideration, a value certainty mechanism would be important to the 2019 special committee in any transaction.

On September 16, 2019, representatives of Goldman Sachs and J.P. Morgan contacted representatives of Centerview and conveyed BridgeBio’s improved proposal to acquire all of the outstanding shares of Eidos common stock that were not owned by BridgeBio and its subsidiaries for all-stock consideration with a fixed exchange ratio of 1.48 shares of BridgeBio common stock (the “September 16 proposal”), reflecting a value of $37.56 per share of Eidos common stock based on then-current trading price of BridgeBio common stock. Representatives of Centerview informed Goldman Sachs and J.P. Morgan that they would communicate the proposal to the 2019 special committee.

On September 17, 2019, the 2019 special committee held an ad hoc telephonic meeting to discuss the September 16 proposal, with representatives of Centerview and Cravath participating. Mr. Lis was unable to attend the ad hoc meeting. Representatives of Centerview reviewed certain preliminary financial analyses with respect to the September 16 proposal, including BridgeBio’s ability to offer cash consideration to provide greater value certainty. A discussion then followed regarding whether, notwithstanding BridgeBio’s prior statements, BridgeBio might be willing to consider a sale of Eidos to a third party buyer if a sufficiently attractive offer were received, and Mr. Shah determined that it was advisable for Mr. Shah and Mr. Lis to discuss with Dr. Kumar, in his capacity as Chief Executive Officer of BridgeBio, the potential for such a transaction. A discussion then followed regarding whether it would be advisable for the 2019 special committee to contact potential financial buyers to solicit additional interest in an acquisition of Eidos. After discussion of various factors, including the fact that Eidos’ sole product candidate was still in a development phase and Eidos’ lack of projected cash flows for a long period of time would make it difficult for a traditional financial buyer to be competitive against strategic buyers in a sale process, Mr. Shah determined that it was advisable not to conduct such outreach. Mr. Lis was later briefed on the discussion and confirmed his agreement with Mr. Shah’s determinations.

On September 18, 2019, Mr. Shah contacted Dr. Kumar to discuss the potential of conducting a sale process for Eidos with strategic buyers. Mr. Shah informed Dr. Kumar that, based on the 2019 special committee’s evaluation of BridgeBio’s proposals, knowledge of the industry and precedent transactions, a sale of Eidos to a third party could be in the best interest of the minority stockholders of Eidos. Dr. Kumar informed Mr. Shah that, while BridgeBio was not interested in selling its controlling stake in Eidos, BridgeBio could theoretically be open to considering a sale of its controlling stake if there was a sufficiently attractive third party proposal. Dr. Kumar then conveyed to Mr. Shah BridgeBio’s improved proposal to acquire all of the outstanding shares of Eidos common stock that were not owned by BridgeBio and its subsidiaries for a fixed exchange ratio of 1.50 shares of BridgeBio common stock for each share of Eidos common stock (the “September 18 proposal”), reflecting an implied value of $37.29 per share of Eidos common stock based on the closing trading price of BridgeBio common stock on September 17, 2019. Dr. Kumar informed Mr. Shah that, due to the distraction for Eidos’ and BridgeBio’s management and employees since the August 2019 proposal had been announced, and the fact that management was engaged in critically supporting Eidos as it was entering into a critical phase of its Phase 3 clinical trial effort, the September 18 proposal would expire and BridgeBio would no longer be interested in pursuing a transaction if a final agreement had not been reached by September 24, 2019.

On September 19, 2019, the 2019 special committee held a telephonic meeting with representatives of Centerview and Cravath. Mr. Shah conveyed the September 18 proposal to Mr. Lis, Centerview and Cravath and recounted his September 18 conversation with Dr. Kumar. After discussion, the 2019 special committee determined that the September 18 proposal was inadequate and was not in the best interests of Eidos and the minority stockholders of Eidos, as the September 18 proposal still undervalued Eidos and did not provide any value protection for minority stockholders of Eidos in the event of a decline in BridgeBio’s stock price prior to closing of a transaction. The 2019 special committee then determined that based on the September 18 proposal and Mr. Shah’s conversation with Dr. Kumar, it could be in the best interests of Eidos and its stockholders to further pursue a sale to potential strategic counterparties. The 2019 special committee directed Centerview to inform BridgeBio’s financial advisors that the 2019 special committee had rejected the September 18 proposal but remained interested in further pursuing a transaction with a third party and would like to understand the parameters under which BridgeBio would be open to selling.

Later that day, representatives of Centerview contacted representatives of Goldman Sachs and J.P. Morgan and conveyed that the September 18 proposal was not acceptable to the 2019 special committee and that the 2019 special committee was considering further pursuing a sale process with strategic buyers that were potentially interested in exploring a possible acquisition of Eidos, including Company A and Company B, but wanted to clarify at what price BridgeBio would be willing to sell its shares of Eidos common stock. Representatives of Goldman Sachs and J.P. Morgan informed Centerview that BridgeBio did not have a specific price at which it would be willing to consider a transaction.

Also on September 19, 2019, representatives of Simpson Thacher & Bartlett LLP (“Simpson Thacher”), then outside legal counsel to BridgeBio, contacted representatives of Cravath to discuss the circumstances under which BridgeBio may be willing to consider a sale of its stake in Eidos. Representatives of Simpson Thacher informed representatives of Cravath that while BridgeBio would evaluate any proposals received in accordance with the BridgeBio board’s fiduciary duties to BridgeBio stockholders, BridgeBio was not seeking to sell its stake in Eidos at that time.

On September 20, 2019, representatives of Goldman Sachs and J.P. Morgan contacted representatives of Centerview and reiterated that BridgeBio did not intend to sell its stake in Eidos but that it would be open to considering an offer (if received) with a premium that was at least comparable to top tier precedent biotech premiums based on the then-current trading price of Eidos common stock. Representatives of Centerview informed representatives of Goldman Sachs and J.P. Morgan that the 2019 special committee considered the September 18 proposal to be inadequate and asked whether BridgeBio had considered adding a cash component to its proposal to increase the value certainty for the minority stockholders of Eidos. Representatives of Goldman Sachs and J.P. Morgan indicated that the September 18 proposal would still expire on September 24, 2019, and that the 2019 special committee should make a counter proposal with terms that it would be willing to accept if it wished to continue negotiations.

Later on September 20, 2019, the 2019 special committee held a telephonic meeting, with representatives of Centerview and Cravath participating. Representatives of Centerview and Cravath informed the 2019 special committee of their discussions with Goldman Sachs and J.P. Morgan and with Simpson Thacher, respectively. Following discussion, the 2019 special committee determined that it would not be advisable to pursue any formal sale process with potential counterparties at this time because, in light of BridgeBio’s position, BridgeBio would not be interested in selling its controlling stake in Eidos at a price that could reasonably expected to be achieved in a third party sale process, it was unlikely that any potentially interested counterparty would incur the costs and risks of exploring an acquisition of Eidos, and a sale process could be disruptive to Eidos’ ongoing operations. The 2019 special committee then discussed the September 18 proposal and reaffirmed that the September 18 proposal was inadequate and did not provide sufficient value certainty for the minority stockholders of Eidos. After discussion, the 2019 special committee instructed Centerview to convey to BridgeBio’s financial advisors a counterproposal of 0.775 shares of BridgeBio common stock plus $19.00 in cash for each share of Eidos common stock not owned by BridgeBio (the “September 20 counterproposal”), which reflected an implied value of $38.00 per share of Eidos common stock based on the closing trading price of BridgeBio common stock on September 19, 2019.

Later that day, representatives of Centerview contacted representatives of Goldman Sachs and J.P. Morgan to convey the September 20 counterproposal.

On September 21, 2019, representatives of Goldman Sachs and J.P. Morgan contacted representatives of Centerview and conveyed a revised proposal from BridgeBio to acquire all of the outstanding shares of Eidos common stock that were not owned by BridgeBio and its subsidiaries (the “September 21 proposal”) for consideration per share of Eidos common stock equal to, at the election of the minority of stockholders of Eidos, (i) 1.50 shares of BridgeBio common stock or (ii) a combination of 1.21 shares of BridgeBio common stock plus $7.20 in cash. The September 21 proposal implied a value of approximately $39 per share of Eidos common stock based on the closing trading price of BridgeBio common stock on September 20, 2019 and a maximum aggregate amount of cash consideration of $100 million.

On September 22, 2019, the 2019 special committee held a telephonic meeting to discuss the September 21 proposal, with representatives of Centerview and Cravath participating. Representatives of Centerview reviewed preliminary financial analyses with respect to the September 21 proposal, including a comparison to the September 20 counterproposal, noting that the aggregate value represented by the September 21 proposal was similar to the aggregate value of the September 20 counterproposal but included substantially less cash and therefore lower value certainty for minority stockholders of Eidos. After discussion regarding the September 21 proposal, including whether BridgeBio would be willing to increase the cash component of the proposed consideration, the 2019 special committee determined that the September 21 proposal was not in the best interests of Eidos or the minority stockholders of Eidos. The 2019 special committee then instructed Centerview to convey to BridgeBio’s financial advisors a counterproposal (the “September 22 counterproposal”) of consideration per share of Eidos common stock consisting of a combination of 1.20 shares of BridgeBio common stock plus $8.50 in cash, with the ability for the minority stockholders of Eidos to elect to receive all-stock consideration of 1.525 shares of BridgeBio common stock per share of Eidos common stock or cash (subject to proration). The September 22 counterproposal implied a value of approximately $40 per share of Eidos common stock based on the closing trading price of BridgeBio common stock on September 20, 2019 and included a maximum aggregate amount of cash consideration of approximately $120 million.

After that meeting, on September 22, 2019, representatives of Centerview contacted representatives of Goldman Sachs and J.P. Morgan and conveyed the September 22 counterproposal.

Later that day, representatives of Goldman Sachs and J.P. Morgan contacted representatives of Centerview and conveyed a revised proposal from BridgeBio (the “September 22 proposal”) of consideration per share of Eidos common stock consisting of a combination of 1.18 shares of BridgeBio common stock plus $8.50 in cash, with the ability for the minority stockholders of Eidos to elect to receive all-stock consideration of 1.50 shares of BridgeBio common stock per share of Eidos common stock or cash (subject to proration). The September 22 proposal implied a value of approximately $39.50 per share of Eidos common stock based on the closing trading price of BridgeBio common stock on September 20, 2019 and included a maximum aggregate amount of cash consideration of approximately $120 million.

On September 23, 2019, the 2019 special committee held a telephonic meeting to discuss the September 22 proposal, with representatives of Centerview and Cravath participating. Representatives of Centerview reviewed preliminary financial analyses with respect to the September 22 proposal compared to the recent trading prices of BridgeBio common stock and Eidos common stock. After discussion, the 2019 special committee determined that, subject to negotiation of definitive transaction documents with acceptable terms and receipt of a fairness opinion from Centerview, the 2019 special committee would be prepared to recommend a transaction to the full Eidos board based on the September 22 proposal.

Later on September 23, 2019, at the direction of the 2019 special committee, representatives of Centerview contacted representatives of Goldman Sachs and J.P. Morgan and conveyed that the 2019 special committee was prepared to recommend the September 22 proposal, subject to negotiation of definitive transaction documents with acceptable terms.

On September 24, 2019, Simpson Thacher delivered a draft merger agreement to Cravath which contemplated, among other things, a closing condition that the merger agreement be adopted by a majority of the outstanding shares of Eidos common stock not owned by BridgeBio or its affiliates, a “force the vote” provision whereby Eidos could not terminate the merger agreement in the event of an alternative superior proposal, a termination fee in an unspecified amount payable by Eidos to BridgeBio under certain circumstances, including if the Eidos board changed its recommendation to Eidos stockholders with respect to the transaction, and consideration per share of Eidos common stock equal to, at the election of the minority stockholders of Eidos, either (i) 1.50 shares of BridgeBio common stock or (ii) an amount in cash equal to $8.50 plus an amount equal to the product of 1.18 multiplied by the average closing price of BridgeBio common stock over the five trading day period ending three trading days before the closing date, subject to proration as necessary to ensure that the aggregate amount of cash consideration would be no greater than $8.50 multiplied by the number of shares of Eidos common stock outstanding immediately prior to the closing date.

After discussion with the 2019 special committee, on September 30, 2019, Cravath delivered a revised merger agreement to Simpson Thacher which contemplated, among other things, a closing condition that the merger agreement be adopted by at least two-thirds of the outstanding shares of Eidos common stock not owned by BridgeBio or its affiliates or associates for purposes of Section 203 of the DGCL, the removal of the “force the vote” provision and consideration per share of Eidos common stock equal to, at the election of the minority stockholders of Eidos, (i) 1.50 shares of BridgeBio common stock, (ii) a combination of 1.18 shares of BridgeBio common stock plus $8.50 in cash or (iii) all cash consideration of $39.84, subject to proration as necessary to ensure that the aggregate amount of cash consideration would be no greater than $8.50 multiplied by the number of shares of Eidos common stock outstanding immediately prior to the closing date.

On October 6, 2019, Simpson Thacher delivered a revised merger agreement to Cravath which contemplated, among other things, the reinsertion of the “force the vote” provision, a termination fee payable by Eidos to BridgeBio under certain circumstances equal to 3.5% of the transaction equity value of Eidos and consideration per share of Eidos common stock equal to, at the election of the minority stockholders of Eidos, either (i) 1.50 shares of BridgeBio common stock, (ii) a combination of 1.18 shares of BridgeBio common stock plus $8.50 in cash or (iii) an amount in cash equal to $8.50 plus an amount equal to the product of 1.18 multiplied by the average closing price of BridgeBio common stock over the five trading day period ending three trading days before the closing date, subject to proration as necessary to ensure that the aggregate amount of cash consideration would be no greater than $8.50 multiplied by the number of shares of Eidos common stock outstanding immediately prior to the closing date.

After discussion with the 2019 special committee, on October 9, 2019, Cravath delivered a revised merger agreement to Simpson Thacher which, among other things, accepted the “force the vote” provision and the consideration payable per shares of Eidos common stock but contemplated a termination fee payable by Eidos to BridgeBio under certain circumstances equal to 2.0% of the total equity value of the transaction (excluding Eidos common stock owned by BridgeBio).

On October 10, 2019, Simpson Thacher delivered a revised merger agreement to Cravath which contemplated, among other things, a termination fee equal to $22 million payable by Eidos to BridgeBio under certain circumstances.

On October 11, 2019, the 2019 special committee held a telephonic meeting to discuss the draft merger agreement and the status of negotiations with BridgeBio, with representatives of Centerview and Cravath participating. The 2019 special committee discussed recent developments regarding financing options for the acoramidis clinical trials, the current status of enrollment of the Phase 3 clinical trial for acoramidis and the pending results of the Phase 2 open-label clinical trial for acoramidis and potential upcoming announcements regarding the acoramidis clinical trial, as well as offers received by Eidos for financing for the acoramidis clinical trials. The 2019 special committee determined that these developments had increased their view of the potential value of Eidos common stock. The 2019 special committee then discussed the relative trading prices of BridgeBio common stock and Eidos common stock since BridgeBio had delivered the September 22 proposal. The 2019 special committee noted that the trading price of BridgeBio common stock had declined from $27.61 per share as of the close of trading on September 23, 2019 to $18.53 per share as of the close of trading on October 11, 2019, and that the all-stock consideration option included in the September 22 proposal would now represent approximately $27.80 per share, compared to the closing trading price of Eidos common stock of $38.58 on October 11, 2019. After discussion, the 2019 special committee determined that the trading price of BridgeBio common stock was unlikely to increase in the near term and that, based on the then-current value of BridgeBio common stock, the proposed transaction undervalued Eidos and it was unlikely that the parties could obtain the required stockholder approval. After further discussion, the 2019 special committee determined that the price and structure of the transaction consideration contemplated by the September 22 proposal and the draft merger agreement was inadequate and that it was in the best interests of Eidos and the minority stockholders of Eidos for Eidos not to enter into the draft merger agreement and for the 2019 special committee to cease negotiations with BridgeBio regarding a transaction.

Later on October 11, 2019, representatives of Centerview, acting at the direction of the 2019 special committee, informed representatives of Goldman Sachs and J.P. Morgan that the 2019 special committee would no longer be willing to recommend a transaction based on the then-current BridgeBio proposal and that, due to the magnitude of difference in trading prices, the 2019 special committee and BridgeBio would be unlikely to reach an agreement and the 2019 special committee was therefore ceasing negotiations.

On October 14, 2019, BridgeBio issued a press release announcing that it was unable to come to an agreement with the 2019 special committee and that BridgeBio was no longer pursuing an acquisition of the minority shares of Eidos. The 2019 special committee was thereafter dissolved.

Throughout the remainder of 2019 and continuing in 2020, the boards of directors and management of Eidos and BridgeBio each periodically evaluated possible financial and strategic opportunities to enhance stockholder value, including exploration of possible investment and financing transactions, licensing transactions, commercial partnerships, collaborations or other strategic transactions. Also during this period, as part of its evaluation of opportunities to enhance stockholder value, in May 2020, BridgeBio management began to evaluate potential alternatives with respect to Eidos, including the possibility of making a proposal to acquire the shares of Eidos common stock that it did not already own.

On August 16, 2020, a large international pharmaceuticals company, Company C, delivered a proposal to Eidos management with respect to a potential licensing and collaboration transaction between Eidos and Company C (the “August 16 collaboration proposal”). Eidos management shared the August 16 proposal with the Eidos board promptly thereafter.

On August 18, 2020, the Eidos board held a videoconference meeting during which, among other things, the Eidos board discussed the August 16 collaboration proposal. Following such discussion, the Eidos board unanimously determined that the August 16 collaboration proposal was not in the best interests of Eidos and its stockholders and determined not to pursue the August 16 collaboration proposal. Dr. Kumar, on behalf of BridgeBio, informed the Eidos board that while no decision had been made, BridgeBio management was preliminarily considering potential alternatives with respect to Eidos, including the possibility of proposing a potential transaction, and that any potential transaction would be conditioned on approval by a special committee of independent directors and would be subject to a non-waivable condition requiring approval by the holders of a majority of the aggregate voting power represented by shares of Eidos common stock that are not owned by BridgeBio. At this meeting, the Eidos board discussed the advisability of forming a special committee of independent directors in order to be prepared to review and evaluate any proposal that might be made by BridgeBio.

On August 24, 2020, at a videoconference meeting of the Eidos board, the Eidos board adopted resolutions forming the Eidos special committee, comprised of Mr. Lis and two other independent directors who had been appointed to the Eidos board during the period between the dissolution of the 2019 special committee and August 24, 2020, Suzanne Hooper and Douglas Rohlen, to consider and evaluate any bona fide proposal, if any, that might be received by Eidos in connection with a possible transaction. Mr. Shah had previously resigned from the Eidos board.

The resolutions passed by the Eidos board forming the Eidos special committee authorized the Eidos special committee to, among other things, (i) consider and evaluate any proposal that might be received by Eidos in connection with a possible transaction and any alternatives to any such transaction, including Eidos continuing to operate as an independent company, (ii) participate in and direct the negotiation of the terms and conditions of any transaction, (iii) terminate any negotiations, discussions or consideration of, or reject on behalf of Eidos, any transaction or other alternative and (iv) engage independent legal, financial and other advisors and consultants on terms satisfactory to the Eidos special committee. The Eidos board further resolved not to approve or implement any strategic transaction or other alternative or submit any such transaction for the approval of Eidos stockholders without the prior favorable recommendation of the Eidos special committee.

Over the course of the next week, Ms. Hooper, Mr. Lis and Mr. Rohlen discussed the approach to engaging advisors. The Eidos special committee conducted interviews of nationally recognized financial, legal and other advisors and consultants to act as advisors to the Eidos special committee, including Centerview, Cravath and Guidehouse Inc., which had recently acquired Navigant (“Guidehouse”).

On August 28, 2020, the BridgeBio board held a videoconference meeting, with representatives of BridgeBio management in attendance, during which meeting, among other things, members of management informed the BridgeBio board that, while no conclusion or recommendation had been reached, members of management had been reviewing, on a preliminary basis, potential alternatives with respect to BridgeBio’s investment in Eidos.

On August 31, 2020, the Eidos special committee engaged Cravath as independent legal counsel to the Eidos special committee, based on, among other things, Cravath’s qualification, experience and reputation, the absence of conflicts on the part of Cravath and Cravath’s knowledge of Eidos and BridgeBio based on Cravath’s engagement by the 2019 special committee.

Also on August 31, 2020, the Eidos special committee engaged Centerview as the exclusive independent financial advisor to the Eidos special committee based on, among other things, Centerview’s qualifications, experience and reputation, including Centerview’s extensive experience in the pharmaceutical and biotechnology industries and Centerview’s knowledge of Eidos and BridgeBio based on Centerview’s engagement by the 2019 special committee and subject to receipt of updated disclosures provided by Centerview with respect to any material relationships with either BridgeBio or KKR. After the Eidos special committee received such updated disclosures and determined that Centerview did not have any material conflicts, an engagement letter between the Eidos special committee and Centerview was subsequently signed on September 17, 2020.

Later on August 31, 2020, representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), BridgeBio’s legal counsel, held a preliminary discussion with representatives of Cravath, the Eidos special committee’s legal counsel, regarding certain potential process considerations in the event BridgeBio were to determine to make a proposal to Eidos.

On September 1, 2020, representatives of Goldman Sachs and J.P. Morgan, financial advisors to BridgeBio, contacted representatives of Centerview to convey that BridgeBio was considering options with respect to a transaction with Eidos and that no decisions had been made by BridgeBio at that time. Representatives of

Goldman Sachs and J.P. Morgan further stated that, in order to reduce uncertainty for Eidos’ stockholders, BridgeBio would not make any determination with respect to a transaction unless the Eidos special committee had completed its preliminary financial analysis of a potential transaction with BridgeBio and indicated that it would be receptive to a potential transaction with BridgeBio at an acceptable price.

Later on September 1, 2020, the Eidos special committee held a telephonic meeting, with representatives of Centerview and Cravath participating. Representatives of Centerview discussed with the Eidos special committee the negotiating history between the 2019 special committee and BridgeBio, the previous interactions between Centerview (on behalf of the 2019 special committee) and potential third party buyers, and the potential alternatives available to Eidos. The Eidos special committee discussed contacting potential strategic buyers to gauge interest in an acquisition of Eidos in order to evaluate any proposal from BridgeBio with respect to a transaction, and determined that it was advisable to confirm with BridgeBio and its advisors directly whether BridgeBio would now be interested in selling its stake in Eidos before making any decision regarding the advisability of outbound inquiries to potential counterparties. The Eidos special committee then requested that Centerview provide a summary of the financial analyses presented to the 2019 special committee for informational purposes and begin preparing updated financial analyses for each of Eidos and BridgeBio to assist the Eidos special committee in its review of alternatives available to Eidos, as well as the valuation of any BridgeBio stock offered as consideration in a potential transaction.

On September 2, 2020, the Eidos special committee held a telephonic meeting, with representatives of Centerview and Cravath participating. Representatives of Cravath reviewed the directors’ fiduciary duties and other legal matters in connection with the Eidos special committee’s evaluation of strategic alternatives, including any proposals that might be received from BridgeBio. Mr. Rohlen disclosed to the other members of the Eidos special committee that he owned approximately 17,500 shares of BridgeBio common stock, which he held for investment purposes. A discussion ensued regarding Mr. Rohlen’s ownership interest in BridgeBio, and the remaining members of the Eidos special committee confirmed that they did not have any ownership interest or other relationships with BridgeBio. Representatives of Centerview provided a summary of the financial analyses prepared by Centerview and presented to the 2019 special committee.

Later on September 2, 2020, at the direction of the Eidos special committee, representatives of Centerview contacted representatives of Goldman Sachs and J.P. Morgan to request updated due diligence materials, including any updates to the internal financial projections prepared by management of each of BridgeBio and Eidos that had been shared with the 2019 special committee. Goldman Sachs and J.P. Morgan subsequently confirmed, without providing any view on the perceived market opportunity for acoramidis, that there were no material updates to the internal financial projections for Eidos prepared by management of Eidos that had been shared with the 2019 special committee.

On September 3, 2020, after discussion regarding industry consultants with the appropriate expertise, the Eidos special committee again determined it was advisable to engage Guidehouse, as industry consultants, based on, among other things, Guidehouse’s qualifications, experience and reputation, Guidehouse personnel’s knowledge of Eidos and BridgeBio based on Navigant’s engagement by the 2019 special committee and the Eidos special committee’s determination, based on disclosures provided by Guidehouse with respect to any material relationships with either BridgeBio or its affiliate KKR (which included consulting assignments for BridgeBio conducted by Guidehouse personnel that did not participate in the assignment for the Eidos special committee and for which Guidehouse received consulting fees in the amount of approximately $250,000 to $350,000), that Guidehouse did not have any material conflicts. Pursuant to the engagement letter between Guidehouse and Eidos, Guidehouse received consulting fees of approximately $186,000. Eidos also agreed to reimburse Guidehouse for certain expenses and to indemnify Guidehouse against certain liabilities arising out of its engagement.

On September 4, 2020, representatives of Skadden delivered a draft confidentiality agreement to Cravath, in order to update the existing confidentiality agreement between Eidos and BridgeBio and facilitate the sharing of due diligence materials between BridgeBio and the Eidos special committee.

On September 6, 2020, Mr. Rohlen discussed his ownership interest in BridgeBio, as well as certain of Mr. Rohlen’s personal and professional relationships with members of the BridgeBio board and their affiliates (including KKR), with Ms. Hooper and Mr. Lis.

On September 7, 2020, after consideration of Mr. Rohlen’s disclosures, the members of the Eidos special committee unanimously determined that it would be in the best interests of Eidos and its stockholders for Mr. Rohlen to resign from the Eidos special committee. Mr. Rohlen voluntarily resigned from the Eidos special committee, and the Eidos special committee accepted his resignation. Thereafter, the Eidos special committee consisted of Ms. Hooper and Mr. Lis.

On September 8, 2020, the members of the Eidos special committee, along with representatives of Centerview, Guidehouse and Cravath, participated in a management presentation with representatives of management of BridgeBio, Goldman Sachs and J.P. Morgan to review BridgeBio’s product pipeline and underlying assumptions.

After discussion with the Eidos special committee, on September 9, 2020, Cravath sent a markup of the confidentiality agreement to Skadden, and on September 10, 2020, Eidos and BridgeBio entered into an amended and restated confidentiality agreement.

Later on September 10, 2020, BridgeBio made available to the Eidos special committee and its advisors via an electronic data room BridgeBio management’s projections for BridgeBio (excluding Eidos) that had been updated to reflect recent developments and management’s current assumptions, which projections are referred to as the “BridgeBio management projections” (see the section entitled “—Certain Unaudited Prospective Financial Information”).

On September 13, 2020, the members of the Eidos special committee, along with representatives of Centerview, Guidehouse and Cravath, participated in a management presentation with management of Eidos (including representatives of BridgeBio who were also officers of Eidos) to review the status of the acoramidis clinical trials, including timing of a new drug application, and commercial strategies for the launch of acoramidis and the competitive landscape.

Also on September 13, 2020, the BridgeBio board held a videoconference meeting, with representatives of BridgeBio management and Skadden in attendance, during which, among other things, BridgeBio management provided an update on the status of management’s (i) evaluation of potential alternatives with respect to Eidos, including potentially making a proposal with respect to a strategic transaction involving Eidos, and (ii) responses to information requests received from the Eidos special committee during the September 8, 2020 management presentations.

On September 15, 2020, the Eidos special committee held a videoconference meeting, with representatives of Centerview and Cravath participating. Representatives of Centerview discussed with the Eidos special committee characteristics of precedent transactions between a controlled company and its majority stockholder, including the premiums paid. The Eidos special committee then discussed the outlook for Eidos on a standalone basis as a majority owned subsidiary of BridgeBio, including the preparation necessary for Eidos to have a successful domestic launch of acoramidis and the financial and commercial capabilities of BridgeBio and Eidos. The Eidos special committee also discussed with Centerview and Cravath the form and amount of consideration that BridgeBio may be willing to offer in any transaction. Representatives of Cravath and Centerview provided a history of the negotiations between the 2019 special committee and BridgeBio regarding the cash component of the September 22, 2019 proposal. The Eidos special committee then discussed the benefits and risks of cash consideration and stock consideration, as well as the relative trading performance of BridgeBio common stock and Eidos common stock during the past year and BridgeBio’s ability to finance any cash consideration.

On September 18, 2020, representatives of Centerview and Guidehouse participated in a financial due diligence discussion with representatives of Goldman Sachs and J.P. Morgan regarding BridgeBio management’s assumptions and outlook for both Eidos and BridgeBio.

On September 22, 2020, representatives of Goldman Sachs and J.P. Morgan contacted representatives of Centerview to inquire regarding the status of the Eidos special committee’s evaluation of alternatives. Representatives of Centerview informed Goldman Sachs and J.P. Morgan that the Eidos special committee was still conducting its due diligence review of each of Eidos and BridgeBio and evaluating strategic alternatives available to Eidos, and that the Eidos special committee had not yet made a determination as to whether it would be interested in exploring a transaction with BridgeBio or other alternatives. Representatives of Goldman Sachs and J.P. Morgan informed representatives of Centerview that no decision had been made by the BridgeBio board as to whether to make a proposal for a transaction with Eidos, and that BridgeBio would not make such determination unless the Eidos special committee had completed its preliminary financial analysis of a potential transaction with BridgeBio and indicated that it would be receptive to a potential transaction with BridgeBio at an acceptable price. Representatives of Goldman Sachs and J.P. Morgan, while noting that BridgeBio did not have a specific proposal in mind and had not determined whether to make any proposal, inquired whether a premium of up to 30% over the trading price of Eidos common stock would be a basis on which the Eidos special committee would be willing to engage in discussions regarding a potential transaction. Representatives of Centerview noted that, given volatility in both companies’ stock price, the most important factor for the Eidos special committee would be the intrinsic value of the consideration offered rather than the premium implied by spot trading prices. Representatives of Goldman Sachs and J.P. Morgan replied that no determination had been made by BridgeBio as to the form or amount of the consideration in any proposal or whether to make any proposal.

On September 24, 2020, the Eidos special committee held a videoconference meeting, with representatives of Centerview, Cravath and Guidehouse participating. Representatives of Guidehouse reviewed the assumptions underlying the BridgeBio management projections and assumptions regarding Eidos that had been discussed with Eidos management during due diligence calls, as well as Guidehouse’s recommended adjustments to such assumptions. The Eidos special committee discussed the assumptions made by management of BridgeBio and Eidos as well as Guidehouse’s recommended adjustments, and directed Centerview to make additional adjustments to the BridgeBio management projections.

On September 25, 2020, the Eidos special committee held a videoconference meeting, with representatives of Centerview and Cravath participating. Representatives of Centerview reviewed the BridgeBio management projections, including the impact of adjustments discussed at the meeting of the Eidos special committee on September 24, 2020. After discussion, the Eidos special committee requested that Centerview and Guidehouse conduct additional due diligence regarding certain assumptions and prepare further adjusted projections for each of Eidos and BridgeBio reflecting such assumptions for further discussion with the Eidos special committee.

On September 28, 2020, representatives of Centerview had a call with representatives of Goldman Sachs and J.P. Morgan to discuss the status of the Eidos special committee’s review. Representatives of Centerview informed Goldman Sachs and J.P. Morgan that the Eidos special committee’s review was ongoing, but that to facilitate the Eidos special committee’s review, it would be important for BridgeBio to confirm whether BridgeBio would be willing to sell its controlling stake in Eidos to a third party if an offer were received. Representatives of Goldman Sachs and J.P. Morgan informed Centerview that, following a discussion among the BridgeBio board, the BridgeBio board had unanimously determined that it had no interest in selling control of Eidos at that time.

On September 29, 2020, the Eidos special committee held a videoconference meeting, with representatives of Centerview, Cravath and Guidehouse participating. Representatives of Guidehouse reviewed updated due diligence findings regarding the BridgeBio management projections and projections for Eidos and recommended changes to the assumptions underlying such projections. After discussion regarding certain assumptions, Guidehouse exited the meeting. Representatives of Centerview then reviewed adjusted financial projections for each of BridgeBio and Eidos reflecting adjustments to the assumptions in the BridgeBio management projections and the Eidos financial projections previously approved by the 2019 special committee (which were the most recent projections prepared by Eidos management for Eidos on a standalone basis) that were discussed with Guidehouse. The adjusted projections presented to the Eidos special committee for each of BridgeBio and Eidos were approved by the Eidos special committee, and are referred to herein as the “2020 adjusted financial projections” (see the section entitled “—Certain Unaudited Prospective Financial Information”). After discussion of the 2020 adjusted financial projections, the Eidos special committee instructed Centerview to utilize the 2020 adjusted financial projections for purposes of preliminary financial analysis of a transaction with BridgeBio or a sale of Eidos to a third party at a future committee meeting.

On September 30, 2020, the Eidos special committee held a videoconference meeting, with representatives of Centerview and Cravath participating. Representatives of Centerview reviewed with the Eidos special committee certain preliminary financial analyses with respect to Eidos and BridgeBio based on the 2020 adjusted financial projections. The Eidos special committee members then discussed with Centerview their views on the relative valuation of BridgeBio and Eidos, as well as the value that Eidos could potentially attract in a sale to a third party. Representatives of Centerview informed the Eidos special committee that BridgeBio’s financial advisors had confirmed that the BridgeBio board was unanimously against a sale of its controlling stake in Eidos to a third party at that time. The Eidos special committee then determined that it would not be advisable to pursue any outreach to potential third party buyers because, in light of BridgeBio’s position, Centerview’s prior outreach to potential counterparties on behalf of the 2019 special committee, the fact that no third parties had submitted an offer to acquire Eidos after the August 2019 proposal had been publicly announced or after negotiations with BridgeBio had terminated in October 2019, and the fact that Eidos’ ongoing business development efforts had not resulted in any proposals that were acceptable to the Eidos board, it was unlikely that any potentially interested counterparty would pursue an acquisition of Eidos at this time. Representatives of Centerview then described the September 22 discussion with BridgeBio’s financial advisors, and noted that, based on the relative trading prices of BridgeBio common stock and Eidos common stock earlier in September, a premium of 30% over the trading price of Eidos common stock would have implied an exchange ratio of approximately 1.82 to 1.85 shares of BridgeBio common stock per share of Eidos common stock. A discussion ensued among the Eidos special committee and representatives of Centerview and Cravath regarding a potential transaction with BridgeBio.

On October 1, 2020, the Eidos special committee held a videoconference meeting, with representatives of Centerview and Cravath participating. Representatives of Centerview provided an overview of preliminary financial analyses, including the indicative offer value of a potential all-stock transaction with BridgeBio at various exchange ratios based on then-current trading prices, and representatives of Cravath provided an overview of legal due diligence findings. The Eidos special committee discussed the relative valuations of Eidos and BridgeBio and the risks of Eidos remaining an independent company and a majority-owned subsidiary of BridgeBio. After discussion, the Eidos special committee determined that it would be willing to consider a proposal from BridgeBio for an acquisition of the Eidos common stock not already owned by BridgeBio at a substantially higher value to the then-current trading price of Eidos common stock. The Eidos special committee then instructed Centerview to convey to BridgeBio’s financial advisors that the Eidos special committee was prepared to evaluate an offer from BridgeBio.

Later on October 1, 2020, representatives of Centerview contacted representatives of Goldman Sachs and J.P. Morgan and conveyed that the Eidos special committee had completed an analysis of the relative values of BridgeBio and Eidos and would be prepared to evaluate an offer from BridgeBio.

Also on October 1, 2020, the BridgeBio board held a videoconference meeting, with representatives of BridgeBio management, Goldman Sachs, J.P. Morgan and Skadden in attendance. At the meeting, the BridgeBio board discussed various topics, including, among others, the status of BridgeBio management’s evaluation of whether to make a proposal involving a potential transaction with Eidos. Representatives of BridgeBio management informed the BridgeBio board that they had not come to a conclusion regarding whether to recommend making a potential proposal to the Eidos special committee with respect to a potential transaction with Eidos. Representatives of Goldman Sachs and J.P. Morgan then reviewed with the BridgeBio board financial matters relating to a potential transaction involving Eidos. Representatives of Skadden then summarized key terms anticipated to be included in a merger agreement in the event the BridgeBio board determined to submit a non-binding proposal to the Eidos special committee. At the conclusion of the meeting, the BridgeBio board determined to form a transaction committee of the BridgeBio board, consisting of Eric Aguiar, Dr. Kumar,

James Momtazee, Ali Satvat and Brent Saunders (the “BridgeBio transaction committee”), to (i) assist the BridgeBio board in its review and evaluation of a potential transaction with Eidos, (ii) oversee the negotiations of any proposals that may be made in respect of the potential transaction with Eidos and any definitive documentation related thereto, subject to approval of the final terms of any transaction by the BridgeBio board, and (iii) provide direction and guidance to BridgeBio management on the evaluation of a potential transaction with Eidos and the submission of any proposals.

On October 2, 2020, the BridgeBio transaction committee held a videoconference meeting, with representatives of BridgeBio management, Goldman Sachs, J.P. Morgan and Skadden in attendance, in order to, among other things, review the terms of (i) a potential proposal to the Eidos special committee to acquire the outstanding shares of Eidos common stock that it did not already own and (ii) a draft merger agreement prepared by Skadden. At the conclusion of the meeting, the BridgeBio transaction committee authorized BridgeBio management, with the assistance of BridgeBio’s legal and financial advisors, to present a non-binding proposal to acquire all of the outstanding shares of Eidos common stock that were not owned by BridgeBio and its subsidiaries for consideration per share of Eidos common stock equal to, at the election of the minority stockholders of Eidos, (A) 1.55 shares of BridgeBio common stock or (B) $61.38 in cash (which represented equivalent value to the all-stock consideration based on the closing trading price of BridgeBio common stock of $39.60 per share on October 2, 2020), subject to proration as necessary to ensure that the aggregate amount of cash consideration would be no greater than $150 million in the aggregate (the “October 2 proposal”). The closing trading price of Eidos common stock on October 2, 2020 was $51.92. The proposal authorized by the BridgeBio transaction committee would be subject to (i) approval by the Eidos special committee, (ii) a non-waivable condition requiring approval by the holders of a majority of the aggregate voting power represented by shares of Eidos common stock that are not owned by BridgeBio and its affiliates and (iii) a non-waivable condition requiring the affirmative vote of holders of at least two-thirds of the outstanding voting stock of Eidos that is not owned by BridgeBio and its affiliates or associates (as defined in Section 203 of the DGCL). BridgeBio also stated in the October 2 proposal that BridgeBio, in its capacity as a stockholder of Eidos, had no interest in selling control of Eidos or participating in any auction process, and that the October 2 proposal should not be construed as indicating an interest in participating in any alternative change of control transaction involving Eidos. Later that evening, representatives of Goldman Sachs and J.P. Morgan submitted a letter to Centerview describing the terms of the non-binding proposal that were authorized by the BridgeBio transaction committee.

Concurrently with the delivery of the October 2 proposal, representatives of Skadden delivered to Cravath a draft merger agreement reflecting the October 2 proposal. The draft merger agreement was similar to the draft merger agreement under negotiation between the 2019 special committee and BridgeBio and contemplated, among other things, a closing condition requiring approval by BridgeBio stockholders of the issuance of BridgeBio common stock in the transaction, a mutual “force the vote” provision and a termination fee payable by either party under certain circumstances in an amount equal to 4% of the total equity value of the transaction (excluding Eidos common stock owned by BridgeBio).

Later on October 2, 2020, the Eidos special committee held a videoconference meeting to evaluate the October 2 proposal, with representatives of Centerview and Cravath participating. After discussion, the Eidos special committee determined that the October 2 proposal undervalued Eidos and was inadequate and that it was in the best interests of Eidos and the minority stockholders of Eidos to reject the October 2 proposal. The Eidos special committee also discussed the draft merger agreement, and determined that, as a condition to recommending any transaction requiring approval of BridgeBio stockholders, the Eidos special committee would require that the directors of BridgeBio and their affiliates, including KKR’s affiliates that own BridgeBio common stock, enter into voting agreements agreeing to vote all of their respective BridgeBio common stock in favor of the transaction. The Eidos special committee instructed Centerview to inform BridgeBio’s financial advisors that the October 2 proposal was inadequate and that as a condition to the Eidos special committee recommending any transaction requiring the approval of BridgeBio stockholders, voting agreements from the directors of BridgeBio and their affiliates, including KKR’s affiliates that own BridgeBio common stock, would be required.

Also on October 2, 2020, representatives of Centerview contacted representatives of Goldman Sachs and J.P. Morgan and informed them that the Eidos special committee had determined that the October 2 proposal was inadequate and that the Eidos special committee had rejected the proposal and was unwilling to make a counterproposal at that time. Representatives of Centerview also conveyed that as a condition to the Eidos special committee recommending any transaction requiring the approval of BridgeBio stockholders, voting agreements from the directors of BridgeBio and their affiliates, including KKR’s affiliates that own BridgeBio common stock, would be required.

Later on October 2, 2020, after receiving feedback from the Eidos special committee and its advisors that the price offered by BridgeBio was not acceptable and that the Eidos special committee was unwilling to make a counterproposal, the BridgeBio transaction committee met, with representatives of BridgeBio management, Goldman Sachs and J.P. Morgan in attendance, and authorized BridgeBio management, with the assistance of BridgeBio’s legal and financial advisors, to submit a revised non-binding proposal to the Eidos special committee, offering to acquire all of the outstanding shares of Eidos common stock that were not owned by BridgeBio and its subsidiaries for consideration per share of Eidos common stock equal to, at the election of the minority stockholders of Eidos, 1.69 shares of BridgeBio common stock or an equivalent amount of cash, subject to proration as necessary to ensure that the aggregate amount of cash consideration would be no greater than $150 million in the aggregate.

On October 3, 2020, representatives of Goldman Sachs and J.P. Morgan contacted representatives of Centerview and conveyed the revised proposal from BridgeBio. Representatives of Goldman Sachs and J.P. Morgan also conveyed that the directors of BridgeBio and their affiliates, including KKR’s affiliates that own BridgeBio common stock, would be willing to enter into voting agreements agreeing to vote all of their respective BridgeBio common stock in favor of the transaction.

Later on October 3, 2020, the Eidos special committee held a telephonic meeting to discuss the revised proposal, with representatives of Centerview and Cravath participating. The Eidos special committee determined that the revised proposal still undervalued Eidos and was inadequate and that it was in the best interests of Eidos and the minority stockholders of Eidos to reject the revised proposal. Cravath then provided an overview of the draft merger agreement received from Skadden. After discussion, the Eidos special committee determined that it was advisable not to provide a markup of the draft merger agreement with BridgeBio unless an improved offer was received. The Eidos special committee instructed Centerview to inform BridgeBio’s financial advisors that the revised proposal was still inadequate.

After that meeting, representatives of Centerview contacted representatives of Goldman Sachs and J.P. Morgan and informed them that the Eidos special committee had determined that (i) the revised proposal was still inadequate and had rejected the offer, (ii) based on the revised proposal, the parties were still far apart on the relative valuations of Eidos and BridgeBio, and (iii) BridgeBio would need to substantially increase its offer in order for the Eidos special committee to recommend approval of a transaction between BridgeBio and Eidos.

On October 3, 2020, the BridgeBio transaction committee held a videoconference meeting, with representatives of BridgeBio management, Goldman Sachs, J.P. Morgan and Skadden in attendance, to discuss, among other things, feedback received from Centerview on behalf of the Eidos special committee with respect to BridgeBio’s latest proposal to acquire the outstanding shares of Eidos common stock that it did not already own. Representatives of Centerview had conveyed to representatives of Goldman Sachs and J.P. Morgan, among other things, that the exchange ratio offered by BridgeBio with respect to the stock consideration was not acceptable and that the Eidos special committee was not prepared to make a counterproposal unless BridgeBio materially increased the exchange ratio. Representatives of Skadden reviewed the BridgeBio directors’ fiduciary duties with the BridgeBio transaction committee. Representatives of Goldman Sachs and J.P. Morgan then joined the meeting and provided an overview of financial matters with respect to the potential transaction and discussed BridgeBio’s continuing negotiations with the Eidos special committee. At the conclusion of the meeting, the BridgeBio transaction committee unanimously authorized representatives of BridgeBio management to make a revised non-binding proposal to the Eidos special committee, offering to acquire all of the outstanding shares of

Eidos common stock that were not owned by BridgeBio and its subsidiaries for consideration per share of Eidos common stock equal to, at the election of the minority stockholders of Eidos, 1.77 shares of BridgeBio common stock or an equivalent amount of cash, subject to proration as necessary to ensure that the aggregate amount of cash consideration would be no greater than $150 million in the aggregate.

Also on October 3, 2020, the Eidos special committee held a videoconference meeting to discuss the status of negotiations with BridgeBio, with representatives of Centerview and Cravath participating. Representatives of Centerview reviewed with the Eidos special committee certain preliminary financial analyses with respect to Eidos, BridgeBio and a potential transaction. During that meeting, representatives of Goldman Sachs and J.P. Morgan contacted representatives of Centerview and conveyed the updated revised proposal from BridgeBio.

Representatives of Centerview then informed the Eidos special committee of the updated revised proposal, and a discussion ensued. The Eidos special committee determined that the updated revised proposal still undervalued Eidos and that BridgeBio would need to offer a higher exchange ratio and increased cash consideration in order for the Eidos special committee to recommend a transaction. The Eidos special committee determined that the updated revised proposal was inadequate and that it was in the best interests of Eidos and the minority stockholders of Eidos to reject the updated revised proposal. The Eidos special committee instructed Centerview to inform BridgeBio’s financial advisors that the updated revised proposal was still inadequate, and instructed Centerview to communicate a counterproposal of at least 1.88 shares of BridgeBio common stock or an equivalent amount of cash for each share of Eidos common stock not already owned by BridgeBio and its subsidiaries (the “October 3 counterproposal”). Representatives of Centerview then conveyed the October 3 counterproposal to representatives of Goldman Sachs and J.P. Morgan.

Later on October 3, 2020, the BridgeBio transaction committee held a second videoconference meeting, with representatives of BridgeBio management, Goldman Sachs, J.P. Morgan and Skadden in attendance, to discuss further feedback from the Eidos special committee with respect to the updated revised proposal made by BridgeBio earlier that day. Representatives of Goldman Sachs and J.P. Morgan summarized their discussions with representatives of Centerview. Earlier that day, representatives of Centerview had conveyed to representatives of Goldman Sachs and J.P. Morgan that the consideration offered in BridgeBio’s latest proposal was still not acceptable to the Eidos special committee, and, at the direction of the Eidos special committee, Centerview had relayed the October 3 counterproposal. Representatives of Goldman Sachs and J.P. Morgan then provided an overview of financial matters with respect to the potential transaction. At the conclusion of the meeting, the BridgeBio transaction committee unanimously authorized members of BridgeBio management to submit, as BridgeBio’s “best and final” proposal, a revised proposal to acquire all of the outstanding shares of Eidos common stock that were not owned by BridgeBio and its subsidiaries for consideration per share of Eidos common stock equal to, at the election of the minority stockholders of Eidos, (i) 1.85 shares of BridgeBio common stock or (ii) $73.26 in cash, subject to proration as necessary to ensure that the aggregate amount of cash consideration would be no greater than $175 million in the aggregate. Representatives of Goldman Sachs and J.P. Morgan contacted representatives of Centerview and conveyed the latest revised proposal. The latest revised proposal implied a total Eidos equity value on a fully-diluted basis of $2.9 billion (representing $1.1 billion of value to the minority stockholders of Eidos).

Later on October 3, 2020, the Eidos special committee held a videoconference meeting to discuss the latest revised proposal from BridgeBio, with representatives of Centerview and Cravath participating. Representatives of Centerview reviewed preliminary financial analyses with respect to the latest revised proposal. After discussion, the Eidos special committee determined that the latest revised proposal represented the highest proposal that BridgeBio was likely to offer and that, subject to negotiation of definitive transaction documents with acceptable terms and receipt of a fairness opinion from Centerview, it would be fair to and in the best interests of Eidos and the minority stockholders of Eidos for the Eidos special committee to recommend a transaction to the full Eidos board based on the latest revised proposal.

Later on October 3, 2020, at the direction of the Eidos special committee, representatives of Centerview contacted representatives of Goldman Sachs and J.P. Morgan and conveyed that the Eidos special committee was prepared to recommend acceptance of the latest revised proposal, subject to negotiation of definitive transaction documents with acceptable terms.

Also on October 3, 2020, at the direction of the Eidos special committee, Cravath delivered a revised merger agreement to Skadden which contemplated, among other things, that the termination fee payable by Eidos to BridgeBio under certain circumstances would be an amount equal to 3.5% of the total equity value of the transaction (excluding Eidos common stock owned by BridgeBio) and that the termination fee payable by BridgeBio to Eidos under certain circumstances would be an amount equal to 3.5% of the equity value of BridgeBio. Cravath also delivered a draft form of voting agreement to Skadden.

On October 3 and 4, 2020, Cravath and Skadden exchanged multiple drafts of the merger agreement and voting agreements and engaged in discussions on various issues related to such agreements, including the size of the termination fee that may be payable by Eidos or BridgeBio under certain circumstances. After further discussion between Cravath and Skadden, BridgeBio and the Eidos special committee agreed that the termination fee payable by Eidos to BridgeBio under certain circumstances would be an amount equal to $35 million and that the termination fee payable by BridgeBio to Eidos under certain circumstances would be an amount equal to $100 million. Skadden and Cravath also exchanged drafts of the disclosure schedules for the merger agreement and engaged in discussions on various issues related to such schedules.

Also on October 4, 2020, the Eidos special committee held a videoconference meeting with representatives of Centerview and Cravath participating. Representatives of Cravath provided updates on the status of the merger agreement and other transaction documents. The Eidos special committee instructed Cravath to continue working with Skadden to finalize the merger agreement and other transaction documents. The Eidos special committee determined that it was advisable to have an Eidos special committee meeting later in the day to review the proposed final merger agreement and other transaction documents.

On October 4, 2020, the BridgeBio board held a videoconference meeting, with representatives of BridgeBio management, Goldman Sachs, J.P. Morgan and Skadden in attendance. During this meeting, among other things, the BridgeBio board discussed the proposed transaction, pursuant to which BridgeBio would acquire all of the outstanding shares of Eidos common stock that it did not already own for consideration consisting of, at the election of each Eidos stockholder, either (i) 1.85 shares of BridgeBio common stock per share of Eidos common stock or (ii) $73.26 per share of Eidos common stock in cash, up to a maximum of $175 million in cash in the aggregate. Representatives of Goldman Sachs and J.P. Morgan reviewed financial matters related to the proposed exchange ratio, as well as the expected market reaction and benefits and considerations relating to the mergers. Representatives of Skadden then reviewed directors’ fiduciary duties under applicable law and the terms of the draft merger agreement and the draft voting agreements to be entered into in connection with the mergers. Following discussion, the BridgeBio board unanimously (i) determined that it was fair to and in the best interests of BridgeBio and its stockholders to enter into the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the BridgeBio share issuance proposal, advisable, (ii) approved the execution, delivery and performance of the merger agreement by BridgeBio and the consummation of the BridgeBio share issuance proposal and the other transactions contemplated by the merger agreement, (iii) resolved to recommend the approval of the BridgeBio share issuance proposal by the stockholders of BridgeBio and (iv) directed that the BridgeBio share issuance proposal be submitted to the stockholders of BridgeBio entitled to vote for its approval.

Later on October 4, 2020, the Eidos special committee held a telephonic meeting to discuss the terms of the proposed transaction, with representatives of Centerview and Cravath participating. Representatives of Cravath reviewed the directors’ fiduciary duties in connection with the proposed transaction. Representatives of Centerview then reviewed and discussed with the Eidos special committee Centerview’s financial analysis of the merger consideration, and rendered to the Eidos special committee an oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the merger consideration to be paid to the holders of shares of Eidos common stock (other than as specified in such opinion) pursuant to the merger agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “Opinion of the Eidos Special Committee’s Financial Advisor.” Representatives of Cravath then reviewed with the Eidos special committee the terms of the proposed merger agreement and voting agreements.

After discussion, the Eidos special committee unanimously determined that it was fair to and in the best interests of Eidos and its stockholders (other than BridgeBio and its subsidiaries) for Eidos to enter into the merger agreement, declared the merger agreement, the transactions contemplated thereby and the voting agreements advisable and recommended that the Eidos board (i) declare the merger agreement and the transactions contemplated by the merger agreement advisable, (ii) adopt the merger agreement and approve the mergers and the other transactions contemplated by the merger agreement and (iii) recommend the adoption of the merger agreement and the approval of the mergers and the other transactions contemplated by the merger agreement by the holders of Eidos common stock.

Also on October 4, 2020, following the meeting of the Eidos special committee, a meeting of the Eidos board was convened. The attendee directors were Ms. Hooper, Mr. Lis, Mr. Rohlen, Mr. Satvat and Dr. Sinha. Dr. Kumar did not attend the meeting. Representatives of Cravath, Centerview and Goodwin Procter LLP (“Goodwin”), counsel to Eidos, attended as well. Mr. Satvat, Dr. Sinha and the representatives of Goodwin joined the meeting but then recused themselves from the deliberations regarding the proposed transaction with BridgeBio due to their positions and relationships with BridgeBio. Representatives of Cravath, in their capacity as legal advisors to the Eidos special committee, reviewed the directors’ fiduciary duties in connection with the proposed transaction. Representatives of Cravath and Centerview and the members of the Eidos special committee then provided a report of the Eidos special committee’s evaluation of the proposed transaction, including the various proposals made by BridgeBio prior to the latest revised proposal. Representatives of Cravath then provided the Eidos special committee’s recommendation with respect to the merger agreement and the proposed transaction, as well as an overview of the terms of the proposed merger agreement and voting agreements. A discussion then followed among the assembled Eidos board members with regard to the terms of the merger agreement and the voting agreements and the proposed transaction.

After discussion, the Eidos board (with Mr. Satvat and Dr. Sinha abstaining from such vote), acting upon the recommendation of the Eidos special committee, (i) determined that it was fair to and in the best interests of Eidos and its stockholders (other than BridgeBio and its subsidiaries) for Eidos to enter into the merger agreement, (ii) declared the merger agreement and the voting agreements and the transactions contemplated thereby advisable, (iii) adopted the merger agreement and approved the execution, delivery and performance of the merger agreement and the voting agreements by Eidos and the consummation of the mergers and the other transactions contemplated by the merger agreement, (iv) resolved to recommend adoption of the merger agreement and approval of the mergers and the other transactions contemplated thereby by the holders of Eidos common stock and (v) directed that the merger agreement be submitted to the holders of Eidos common stock entitled to vote for its adoption.

Following the meeting of the Eidos board, on October 5, 2020, Eidos and BridgeBio executed the merger agreement, and Eidos and certain stockholders of BridgeBio, including the BridgeBio directors and an affiliate of KKR, executed the voting agreements.

On the morning of October 5, 2020, Eidos and BridgeBio issued a joint press release announcing the execution of the merger agreement.

On November 15, 2020, a representative of Company C’s financial advisor contacted Mr. Momtazee and informed Mr. Momtazee that Company C was interested in exploring a possible acquisition of all of the outstanding equity interests of Eidos at a significant premium to the consideration under the merger agreement if BridgeBio were willing to sell its majority stake in Eidos.

Subsequently, Dr. Kumar and certain other directors of BridgeBio contacted representatives of Company C to inform them that BridgeBio was not interested in selling its stake in Eidos.

On November 23, 2020, a representative of outside legal counsel to Company C contacted a representative of Cravath and informed the representative of Cravath that Company C had made inquiries to BridgeBio regarding a potential acquisition of Eidos and intended to submit a proposal to the Eidos special committee. Later on November 23, 2020, Company C delivered a letter to Dr. Kumar, in his capacity as Chief Executive Officer of each of BridgeBio and Eidos, the BridgeBio board and the Eidos special committee (the “November 23 Company C letter”) in which it indicated, on a non-binding basis, interest in acquiring all of the outstanding shares of Eidos common stock in an all-cash transaction for consideration of $120.00 for each share of Eidos common stock if BridgeBio were willing to sell its majority stake in Eidos. The November 23 Company C letter also indicated that, if BridgeBio were not willing to sell its majority stake in Eidos, Company C would be willing to explore an acquisition of the shares of Eidos common stock held by Eidos stockholders other than BridgeBio and its subsidiaries at a significant premium to the consideration under the merger agreement. The November 23 Company C letter further indicated that Company C would be willing to provide its comments to the merger agreement, which it stated would include only matters necessary to reflect structural differences in the proposed transaction, the change in the form of consideration, inclusion of necessary regulatory filings as a condition to closing and a change in the termination fee, which on a percentage-of-equity basis, is the same as the termination fee payable under the merger agreement, and that Company C would require only limited confirmatory due diligence prior to entering into a definitive merger agreement, which Company C expected it could complete within two weeks following engagement with Eidos and BridgeBio.

Later on November 23, 2020, the Eidos special committee held a telephonic meeting to discuss the November 23 Company C letter, with representatives of Centerview and Cravath participating. Representatives of Centerview and Cravath provided an overview of the November 23 Company C letter. After discussion, the Eidos special committee agreed that the proposal discussed in the November 23 Company C letter, if consummated, would be more favorable from a financial point of view to the holders of shares of Eidos common stock (other than BridgeBio and its subsidiaries) than the merger agreement, and resolved to reconvene a meeting for the following day for the purpose of evaluating a response to Company C.

Also on November 23, 2020, the BridgeBio board held a videoconference meeting, with representatives of BridgeBio management, Goldman Sachs, J.P. Morgan and Skadden in attendance, to discuss the November 23 Company C letter. At this meeting, the BridgeBio board unanimously reaffirmed that BridgeBio, in its capacity as majority stockholder of Eidos, was not interested in participating in, or supporting, a sale of its stake in Eidos, and therefore, the BridgeBio board believed that Company C’s proposal to acquire 100% of Eidos was incapable of being consummated and could not be deemed a Company Superior Proposal (as defined in the merger agreement) under the merger agreement. The BridgeBio board instructed BridgeBio management to communicate that position to the Eidos special committee.

Later on November 23, 2020, at the direction of the BridgeBio board, Dr. Kumar, in his capacity as Chief Executive Officer of BridgeBio, contacted each member of the Eidos special committee and a representative of Centerview to inform each of them that BridgeBio had received the November 23 Company C letter and that BridgeBio was not interested in selling its majority stake in Eidos. Later that day, BridgeBio delivered a letter to the Eidos special committee informing the Eidos special committee that, following review of the November 23 Company C letter, the BridgeBio board had unanimously reaffirmed that BridgeBio, in its capacity as majority stockholder of Eidos, had no interest in participating in, or supporting, any sale of its stake in Eidos, and therefore the proposal set forth in the November 23 Company C letter was incapable of being consummated and could not be deemed to be a Company Superior Proposal.

On November 24, 2020, the Eidos special committee held a telephonic meeting, with representatives of Centerview and Cravath participating. Representatives of Cravath provided an overview of the directors’ fiduciary duties and other legal matters in connection with the Eidos special committee’s evaluation of the proposal set forth in the November 23 Company C letter, including Eidos and the Eidos special committee’s rights and obligations under the merger agreement. A discussion then ensued regarding the November 23 Company C letter, including the fact that BridgeBio had previously indicated to the 2019 special committee that it would be open to considering an offer to acquire Eidos at a sufficiently high price and the Eidos special committee’s assessment of the likelihood that Company C may be willing to increase its offer to a price that would offer sufficient value for BridgeBio to consider the proposal. After discussion, the Eidos special committee determined that the November 23 Company C letter could reasonably be expected to result in a Company Superior Proposal and that failure to participate in discussions or negotiations with Company C regarding the terms of the November 23 Company C letter would be inconsistent with the directors’ fiduciary duties under applicable law. The Eidos special committee also authorized representatives of Cravath to communicate to outside legal counsel to Company C that the Eidos special committee was interested in engaging in further discussions with Company C, but that the Eidos special committee requested an indication from Company C as to whether Company C would be willing to increase its offer to acquire all of the outstanding shares of Eidos common stock, as well as what due diligence information Company C would need access to in order for Company C to do so, and the terms on which Company C would be willing to acquire the shares of Eidos common stock held by Eidos stockholders other than BridgeBio and its subsidiaries.

Later on November 24, 2020, a representative of Centerview contacted Dr. Kumar to convey the Eidos special committee’s determination and to encourage BridgeBio to engage in further discussions with Company C. The Eidos special committee subsequently delivered a letter to BridgeBio informing BridgeBio of the Eidos special committee’s determination.

On November 25, 2020, representatives of Cravath contacted representatives of outside legal counsel to Company C and conveyed that the Eidos special committee was interested in engaging in further discussions with Company C regarding the November 23 Company C letter, but that the BridgeBio board had determined that BridgeBio was not interested in a sale of its majority stake in Eidos to Company C based on the November 23 Company C letter. Representatives of Cravath conveyed the Eidos special committee’s requests for an indication as to whether Company C would be willing to increase its offer to acquire all of the outstanding shares of Eidos common stock, as well as what due diligence information Company C would need access to in order for Company C to do so, and the terms on which Company C would be willing to acquire the shares of Eidos common stock held by Eidos stockholders other than BridgeBio and its subsidiaries. Representatives of outside legal counsel to Company C conveyed that Company C would provide a limited confirmatory due diligence request list as well as an indication of the terms on which Company C would be willing to acquire the shares of Eidos common stock held by Eidos stockholders other than BridgeBio and its subsidiaries.

On November 27, 2020, representatives of outside legal counsel to Company C contacted representatives of Cravath and conveyed that the price per share offered in any transaction to acquire the shares of Eidos common stock held by Eidos stockholders other than BridgeBio and its subsidiaries would be at a substantial premium to the then-current trading price of Eidos common stock, but that prior to proposing a price, Company C would provide the Eidos special committee with a summary of the governance and other rights that Company C would require as a minority stockholder of Eidos in order to be willing to pursue such a transaction.

Later on November 27, 2020, representatives of outside legal counsel to Company C delivered to Cravath a summary of the governance and other rights that would be required by Company C, (the “Company C governance rights”) which included (i) the right to appoint two directors to the Eidos board, along with a requirement that two additional directors jointly selected by Company C and BridgeBio be appointed to the Eidos board, (ii) anti-dilution rights, (iii) information rights in the event that Eidos is no longer a public company, (iv) a requirement that any third party transaction involving the potential sale, transfer or license of, or a potential collaboration agreement with respect to, acoramidis technology or intellectual property be approved by a special committee of independent directors of the Eidos board and that Company C have the right to participate in the process with respect to any such transaction , (v) a requirement that any transaction proposed by BridgeBio, including a buy-out of Company C and other remaining minority stockholders or a transfer of material assets of Eidos (including acoramidis technology or intellectual property) to BridgeBio or its affiliates, be approved by a special committee of independent directors of the Eidos board and by the vote of a majority of the minority stockholders of Eidos and (vi) a requirement that any capital allocations in excess of $500 million individually or, in respect of related matters, in the aggregate be unanimously approved by the Eidos board.

On November 28, 2020, representatives of outside legal counsel to Company C delivered to Cravath a confirmatory due diligence request list indicating the information that Company C would require to be made available in order for Company C to finalize its offer.

Later on November 28, 2020, the Eidos special committee held a telephonic meeting, with representatives of Centerview and Cravath participating. Representatives of Cravath provided an overview of the Company C governance rights, including the fact that such rights could only be granted with the approval of the Eidos board and BridgeBio. After discussion, the Eidos special committee determined that, prior to engaging in discussions with BridgeBio regarding the potential for an acquisition by Company C of a minority stake in Eidos, the Eidos special committee would request that Company C communicate to the Eidos special committee the price at which Company C would be willing to enter into such a transaction. The Eidos special committee also authorized Cravath to share a draft confidentiality agreement with Company C.

After the meeting, representatives of Cravath contacted representatives of outside legal counsel to Company C to convey the Eidos special committee’s request and also shared a draft confidentiality agreement between Company C and Eidos.

On November 29, 2020, at the direction of the BridgeBio board, Dr. Kumar, in his capacity as Chief Executive Officer of BridgeBio, contacted the Eidos special committee and requested that the Eidos special committee consent to BridgeBio engaging in further discussions with Company C to better understand Company C’s plans with respect to its proposal.

On November 30, 2020, Company C provided a letter to Eidos (the “November 30 Company C letter”), indicating possible alternative paths and noting that Company C remained interested, on a non-binding basis, in (i) acquiring all of the outstanding shares of Eidos common stock for more than the $120 per share of Eidos common stock indicated in the November 23 Company C letter, contingent upon Company C’s ability to engage in discussions with BridgeBio directly to explore its willingness to entertain a transaction at a higher valuation, (ii) acquiring the shares of Eidos common stock held by stockholders other than BridgeBio and its subsidiaries for $110 per share in cash (which proposal was contingent upon Company C receiving the Company C governance rights) and (iii) a potential commercial collaboration between Eidos and Company C, without indicating terms for such a collaboration.

On November 30, 2020, the Eidos special committee held a telephonic meeting, with representatives of Centerview and Cravath participating. Representatives of Cravath provided an overview of the November 30 Company C letter. After further discussion, the Eidos special committee determined that it was in the best interests of Eidos and its stockholders (other than BridgeBio and its subsidiaries) to permit BridgeBio and Company C to have direct discussions regarding a potential transaction involving Eidos. Later on November 30, 2020, the Eidos special committee delivered letters to each of BridgeBio and Company C informing each party of the Eidos special committee’s permission.

On December 1, 2020, the BridgeBio board held a videoconference meeting, with representatives of BridgeBio management, Goldman Sachs, J.P. Morgan and Skadden in attendance, to discuss, among other things, the November 30 Company C letter. At this meeting, the BridgeBio board unanimously reaffirmed that BridgeBio, in its capacity as majority stockholder of Eidos, was not interested in participating in, or supporting, a sale of its stake in Eidos. The BridgeBio board instructed BridgeBio management to communicate that position to Company C.

On December 2, 2020, at the request of a representative of Company C (the “Company C representative”), Dr. Kumar, in his capacity as Chief Executive Officer of BridgeBio, had a telephonic discussion with the Company C representative regarding the November 30 Company C letter. During such discussion, the Company

C representative asked Dr. Kumar to identify a price at which BridgeBio would support the acquisition of all of Eidos by Company C. At the direction of the BridgeBio board, Dr. Kumar informed the Company C representative that from BridgeBio’s perspective, Eidos was strategic to BridgeBio and BridgeBio would not sell its interest in Eidos. The Company C representative did not raise whether Company C was interested in acquiring a minority position in Eidos. The Company C representative also asked Dr. Kumar whether BridgeBio would be willing to consider a commercial collaboration involving Eidos and Company C. Dr. Kumar informed the Company C representative that he was not in a position, on behalf of BridgeBio, to discuss a potential collaboration and noted that any potential collaboration proposal would require Eidos’ involvement. The Company C representative and Dr. Kumar discussed the possibility of scheduling a follow-up discussion with respect to Company C’s potential collaboration proposal to provide Company C an opportunity to explain its perspective on the structure of any such collaboration and to explain why Company C believed it was qualified as a collaboration partner in the precision cardiovascular field.

On December 3, 2020, representatives of Skadden informed representatives of Cravath of the December 2, 2020 telephone conversation between Company C and Dr. Kumar.

On December 4, 2020, BridgeBio delivered a letter to the Eidos special committee regarding the December 2, 2020 discussion between Dr. Kumar and representatives of Company C, advising the Eidos special committee that if the Eidos special committee wanted BridgeBio to have a further discussion with Company C, BridgeBio was willing to have such a further discussion, contingent upon a representative of the Eidos special committee (or its financial advisor) participating in such discussion.

On December 5, 2020, the Eidos special committee held a telephonic meeting to discuss the December 4 letter from BridgeBio, with representatives of Centerview and Cravath participating. After discussion, the Eidos special committee determined that, in order to obtain the most favorable transaction available for Eidos and its stockholders (other than BridgeBio and its subsidiaries), it was advisable to encourage BridgeBio and Company C to engage in further in discussions regarding a potential transaction between Company C and Eidos and for the members of the Eidos special committee to participate in such discussions.

On December 9, 2020, representatives of BridgeBio, the members of the Eidos special committee and representatives of Company C held a videoconference meeting for the purpose of discussing a potential collaboration. At such meeting, Company C made a presentation on its capabilities and proposed a collaboration including an upfront payment of $2.2 to $2.4 billion in exchange for Company C leading commercialization for acoramidis in the U.S. and obtaining an exclusive worldwide commercialization license for acoramidis in the rest of the world. The collaboration proposal also contemplated, among other things, (i) that Company C would book all revenue from acoramidis, (ii) a 50/50 profit share in the U.S. and (iii) establishing a joint steering committee overseen by a joint executive committee, with Company C having the casting vote.

Later on December 9, 2020, the Eidos special committee held a telephonic meeting, with representatives of Centerview and Cravath participating. After discussion, the Eidos special committee instructed representatives of Cravath to request confirmation from BridgeBio as to whether BridgeBio would be willing to (i) grant Company C the Company C governance rights in order to allow Eidos stockholders (other than BridgeBio and its subsidiaries) to obtain $110 per share of Eidos common stock in cash from Company C, (ii) sell the shares of Eidos common stock held by BridgeBio and its subsidiaries in order to allow all Eidos stockholders to obtain more than $120 per share of Eidos common stock in cash from Company C or (iii) increase the consideration payable to Eidos stockholders (other than BridgeBio and its subsidiaries) under the merger agreement in light of the proposals made by Company C.

Later on December 9, 2020, the BridgeBio board held a videoconference meeting, with representatives of BridgeBio management, Goldman Sachs, J.P. Morgan and Skadden in attendance, during which, among other things, Dr. Kumar updated the BridgeBio board on the discussions that BridgeBio and Eidos had with Company C. During such meeting, the BridgeBio Board discussed Company C’s lack of presence in cardiovascular and rare genetic diseases, and noted that Company C had not provided satisfactory answers during the December 9 meeting regarding its plans with respect to development, life cycle management, commercial rebating, commercial network design and pharmacy benefit issues for Medicare in connection with Company C’s proposed collaboration. The BridgeBio board unanimously determined that the terms of the Company C collaboration proposal were not attractive and Company C was not a suitable collaboration partner for acoramidis. The BridgeBio board also unanimously reaffirmed its position that (i) it was not interested in selling its stake in Eidos, (ii) it was not willing, as a majority stockholder of Eidos, to support a grant of special governance and other rights beyond the existing rights of other Eidos stockholders in connection with Company’s C’s proposal to acquire the shares of Eidos common stock held by stockholders other than BridgeBio and its subsidiaries and (iii) it did not intend to increase the consideration to the Eidos stockholders (other than BridgeBio and its subsidiaries) under the merger agreement. Following the BridgeBio board meeting, at the direction of the BridgeBio board, representatives of Skadden communicated BridgeBio’s positions on these points to representatives of Cravath.

Recommendations of the Eidos Special Committee and the Eidos Board of Directors; Reasons for Eidos to Enter into the Merger Agreement

On August 24, 2020, the Eidos board adopted resolutions establishing the Eidos special committee. The Eidos special committee initially consisted of Suzanne Hooper, William Lis and Douglas Rohlen; Mr. Rohlen resigned from the Eidos special committee on September 7, 2020. The Eidos board determined that each of Mr. Lis and Ms. Hooper is independent of BridgeBio. Pursuant to the resolutions of the Eidos board, the Eidos special committee was authorized to, among other things, (1) consider and evaluate any proposal that might be received by Eidos in connection with a possible transaction and any alternatives to any such transaction, including Eidos continuing to operate as an independent company, (2) participate in and direct the negotiation of the terms and conditions of any transaction, (3) terminate any negotiations, discussions or consideration of, or reject on behalf of Eidos, any transaction or other alternative and (4) engage independent legal, financial and other advisors and consultants on terms satisfactory to the Eidos special committee. The Eidos board further resolved not to approve or implement any strategic transaction or other alternative or submit any such transaction for the approval of Eidos stockholders without the prior favorable recommendation of the Eidos special committee.

Eidos Special Committee

At a meeting held on October 4, 2020, the Eidos special committee unanimously determined that it was fair to and in the best interests of Eidos and its stockholders (other than BridgeBio and its subsidiaries) for Eidos to enter into the merger agreement, declared the merger agreement, the transactions contemplated thereby and the voting agreements advisable and recommended that the Eidos board (1) declare the merger agreement and the transactions contemplated by the merger agreement advisable, (2) adopt the merger agreement and approve the mergers and the other transactions contemplated by the merger agreement and (3) recommend the adoption of the merger agreement and the approval of the mergers and the other transactions contemplated by the merger agreement by the holders of shares of Eidos common stock.

In arriving at this determination and recommendation, the Eidos special committee reviewed and discussed a significant amount of information (including information from Eidos’ management and BridgeBio’s management) and consulted with its independent legal and financial advisors. The following are some of the significant factors that supported its determination and recommendation (these factors are presented below in no particular order and were neither ranked nor weighted in any particular manner by the Eidos special committee):

•

the merger consideration to be received for each share of Eidos common stock not owned by BridgeBio and its subsidiaries of, at the election of the holder, (1) 1.85 shares of BridgeBio common stock, valued at $73.26 per share of Eidos common stock based on closing trading price per share of BridgeBio common stock on October 2, 2020, the last trading day before the public announcement of the merger agreement, or (2) $73.26 in cash, which represented a premium of approximately 41.1% to the closing trading price of shares of Eidos common stock on October 2, 2020, the last trading day before the public announcement of the merger agreement;

•	its knowledge and understanding of Eidos’ business, operations, assets and liabilities, financial condition, earnings, strategy and future prospects;

•

the information obtained in its discussions with BridgeBio’s management in consultation with the Eidos special committee’s advisors, regarding BridgeBio’s business, operations, assets and liabilities, financial condition, earnings, strategy and future prospects, and the results of the Eidos special committee’s due diligence review of BridgeBio;

•	the current and prospective business climate in the industries in which Eidos and BridgeBio operate, including the position of current and likely competitors of Eidos and BridgeBio;

•

the stock portion of the merger consideration, which will allow Eidos stockholders to participate in any future increase in the value of BridgeBio, as well as Eidos stockholders’ ability to freely sell any BridgeBio common stock received as merger consideration, and the cash portion of the merger consideration, which provides immediate value and liquidity to Eidos stockholders who elect to receive cash consideration;

•

the fact that Eidos stockholders will own between 16% and 18% of the combined company (depending on the amount of cash Eidos stockholders elect to receive in the mergers) following completion of the mergers and will continue to participate in potential appreciation in equity value of the combined company, including, as a result, any future increase in value of Eidos’ product candidate, acoramidis;

•	the fact that all Eidos stockholders (other than BridgeBio and its subsidiaries) will be entitled to receive the same merger consideration per share of Eidos common stock;

•

the extensive arm’s-length negotiations with BridgeBio (including the 2019 special committee’s negotiations with BridgeBio) which, among other things, resulted in a substantial increase in the merger consideration from BridgeBio’s initial proposal (as well as the August 2019 proposal) and the revision of terms in the merger agreement to be more favorable to Eidos and its stockholders than initially proposed by BridgeBio;

•

the benefits that Eidos was able to obtain as a result of the Eidos special committee’s negotiations with BridgeBio (as well as the 2019 special committee’s negotiations with BridgeBio) and the belief of the Eidos special committee that this was the most favorable exchange ratio and the highest aggregate cash consideration to which BridgeBio would be willing to agree;

•

the Eidos special committee’s belief that the transactions contemplated by the merger agreement have a high likelihood of being completed in a timely manner based on, among other things, the limited number and nature of the conditions to the completion of the merger agreement, the fact that, as of the date of the merger agreement, approximately 36.2% of the issued and outstanding shares of BridgeBio common stock are subject to the voting agreements and Eidos’ ability, pursuant to the merger agreement, to seek specific performance to prevent breaches of the merger agreement by BridgeBio and to specifically enforce the terms of the merger agreement;

•

the review by the Eidos special committee with its independent financial and legal advisors of, and advice received from such advisors on, the structure of the contemplated transactions and the financial and other terms of the merger agreement and the other agreements entered into in connection with the mergers, including with respect to deal protection, conditionality, termination rights and the likelihood of consummating the merger (including with respect to obtaining required stockholder approvals and any required regulatory approvals);

•

the right of the Eidos special committee to respond to and negotiate with respect to unsolicited alternative proposals from third parties in certain circumstances and to change its recommendation to the Eidos stockholders to vote “FOR” the adoption of the merger agreement if a superior proposal is available or in response to an intervening event, as more fully described under the section entitled “The Transaction Agreements—Description of the Merger Agreement—Conduct of Business Pending the Mergers—No Solicitation;”

•

the Eidos special committee’s view that the $35 million termination fee that could become payable by Eidos pursuant to the merger agreement in certain circumstances was reasonable and would not likely deter alternative acquisition proposals that would be more favorable to the Eidos stockholders than the transactions contemplated by the merger agreement, including the merger;

•

the level of commitment by BridgeBio and its stockholders to obtain the required BridgeBio stockholder approvals, including entry into the voting agreements and the fact that if the merger agreement is terminated because the BridgeBio board changes its recommendation to the BridgeBio stockholders to vote “FOR” the BridgeBio share issuance proposal if a superior proposal is available or in response to an intervening event, BridgeBio will pay a termination fee to Eidos of $100 million;

•

the opinion of Centerview rendered to the Eidos special committee on October 4, 2020, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the merger consideration to be paid to the holders of shares of Eidos common stock (other than as specified in such opinion) pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below under the section entitled “The Mergers—Opinion of the Eidos Special Committee’s Financial Advisor;”

•

the risks associated with Eidos remaining an independent company and with developing and commercializing acoramidis without the strategic resources and infrastructure a merger with BridgeBio provides, including the risks that Eidos may not be able to find partners for acoramidis in regions not currently partnered;

•	Eidos’ need for financing for future development and commercialization of acoramidis (or any potential acquisition or in-license of additional products or product candidates);

•

the fact that BridgeBio, which beneficially owns approximately 63.2% of the outstanding shares of Eidos common stock, had expressed it was not interested in selling its interest in Eidos, and any alternative acquisition of Eidos was not feasible without the cooperation and consent of BridgeBio;

•

the absence of other strategic alternatives available to Eidos that would provide comparable or superior value to Eidos stockholders, based in part on the Eidos special committee’s belief, following consultation with its financial advisor and taking into account the outreach to other potential counterparties conducted by the 2019 special committee and the fact that the August 2019 proposal had been publicly announced and that thereafter no third parties had submitted a proposal to acquire Eidos prior to the execution of the merger agreement, and that BridgeBio had consistently expressed its unwillingness to consider a sale of its interest in Eidos to a third party, that it was unlikely that an alternative bidder would in the foreseeable future offer Eidos stockholders superior terms and consideration to that offered by BridgeBio;

•

the risks inherent in remaining a controlled company, including the difficulty of attracting and retaining key employees and the risk that BridgeBio could potentially disagree in the future with, or prevent, a strategic plan and/or related financing or partnering transactions and/or asset acquisitions or in-licenses that could be proposed or pursued by Eidos in the future and the other risks described under “Risks Related to our Equity Securities” in Eidos’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2020; and

•

the following procedural safeguards to ensure the fairness of the transactions contemplated by the merger agreement and to permit the Eidos special committee to represent the interests of the Eidos stockholders (other than BridgeBio and its affiliates):

•

the Eidos special committee consists solely of directors of Eidos who are independent directors who are not affiliated with BridgeBio and who are not officers or employees of Eidos, and who do not otherwise have a conflict of interest or lack independence with respect to the transactions contemplated by the merger agreement, and the Eidos special committee was advised by and directed in the review, evaluation and negotiation of the transactions contemplated by the merger agreement with independent legal and financial advisors;

•

the members of the Eidos special committee will not personally benefit from the consummation of the transactions contemplated in the merger agreement in a manner different from the Eidos stockholders (other than BridgeBio and its subsidiaries), except for indemnification and continuing directors and officers liability insurance coverage, the vesting of certain Eidos options and/or Eidos RSUs upon the closing and the receipt of customary fees for service on the Eidos special committee as described in “The Mergers—Interests of Certain Persons in the Mergers—Eidos Special Committee Compensation;”

•

the resolutions of the Eidos board referring consideration of the potential transaction with BridgeBio to the Eidos special committee, and confirming the Eidos special committee’s authority to perform its duties in accordance with such resolutions in connection with the potential transaction with BridgeBio, including without limitation evaluating, negotiating and/or rejecting, as the Eidos special committee deemed appropriate, the terms of any transaction with BridgeBio;

•

pursuant to the terms of the merger agreement, each of the following actions by Eidos or by the Eidos board may be effected only if such action is recommended by or taken at the direction of the Eidos special committee: (1) any action by Eidos or the Eidos board with respect to any amendment or waiver of any provision of the merger agreement; (2) termination of the merger agreement by Eidos or the Eidos board; (3) extension by Eidos or the Eidos board of the time for the performance of any of the obligations or other acts of BridgeBio, Merger Sub or Merger Sub II, or any waiver or assertion of any of Eidos’ rights under the merger agreement; or (4) any other approval, agreement, authorization, consent or other action by Eidos or the Eidos board with respect to the merger agreement or the transactions contemplated thereby; and

•

pursuant to the terms of the merger agreement, the transactions contemplated by the merger agreement will not be completed unless they are approved by holders of (1) a majority of the shares of Eidos common stock not owned by BridgeBio and its affiliates and (2) at least two-thirds of the shares of Eidos common stock not owned by BridgeBio and its affiliates and associates (as such terms are defined in Section 203 of the DGCL), which conditions may not be waived.

The Eidos special committee weighed these factors against a number of uncertainties, risks and potentially negative factors relevant to the contemplated transactions, including the following (these factors are presented below in no particular order and were neither ranked nor weighted in any manner by the Eidos special committee):

•

the fact that Eidos will no longer exist as a public company and the Eidos stockholders will forgo any future increase in the value of Eidos’ common stock that might result from its earnings or possible growth as a stand-alone company, other than through ownership in BridgeBio;

•

the risk that the mergers may not be completed, and the effect that failing to complete the mergers may have on the business, financial results and stock price of Eidos, or on the perceptions of Eidos among investors, customers, employees and other stakeholders;

•

the risk that Eidos stockholders could be adversely affected by a decrease in the market price per share of BridgeBio common stock before the closing of the mergers, including due to the maximum amount of cash consideration that may be received by Eidos stockholders who elect to receive cash consideration;

•	the restrictions on the conduct of Eidos’ business prior to the closing of the mergers;

•

the possible adverse impact that business uncertainty prior to the closing of the mergers could have on the ability of Eidos prior to the closing to attract, retain and motivate key personnel, retain customers and maintain business relationships;

•	the risk that the contemplated transactions may divert management focus and resources from operating Eidos’ business, as well as other strategic opportunities;

•

the fact that pursuant to the terms of the merger agreement, prior to the earlier of the effective time and the termination of the merger agreement, Eidos is restricted from initiating, soliciting or knowingly encouraging or facilitating any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any alternative acquisition proposal;

•	the fact that Eidos stockholders are not entitled to appraisal rights under the merger agreement or the DGCL;

•

the risk that Eidos will incur expenses in connection with the contemplated transactions and may become obligated to pay BridgeBio a termination fee of $35 million in connection with a termination of the merger agreement under certain circumstances, as more fully described in the section entitled “The Merger Agreement—Effect of Termination; Termination Fees;”

•

the interests of certain of Eidos’ directors and executive officers with respect to the contemplated transactions that may be in addition to, or that may be different from, the interests of Eidos stockholders (other than BridgeBio and its affiliates) as described in “The Mergers—Interests of Certain Persons in the Mergers;”

•	the fact that a portion of the merger consideration consists of cash and will therefore be taxable to Eidos stockholders who are subject to taxation for U.S. federal income tax purposes;

•	the risk of litigation; and

•	the risks of the type and nature described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The Eidos special committee concluded that the uncertainties, risks and potentially negative factors relevant to the transactions contemplated by the merger agreement were outweighed by the potential benefits that it expected Eidos and Eidos stockholders (other than BridgeBio and its subsidiaries) would achieve as a result of the transactions contemplated by the merger agreement.

Eidos Board of Directors

At a meeting held on October 4, 2020, the Eidos board (which for purposes of this section means other than Dr. Kumar, who did not attend the Eidos board meeting, and Mr. Satvat and Dr. Sinha, both of whom recused themselves from deliberations regarding the proposed transaction with BridgeBio and abstained from voting on matters relating to the proposed transaction with BridgeBio at the Eidos board meeting), acting upon the recommendation of the Eidos special committee, (1) determined that it was fair to and in the best interests of Eidos and its stockholders (other than BridgeBio and its subsidiaries) for Eidos to enter into the merger agreement, (2) declared the merger agreement and the voting agreements and the transactions contemplated thereby advisable, (3) adopted the merger agreement and approved the execution, delivery and performance of the merger agreement and the voting agreements by Eidos and the consummation of the mergers and the other transactions contemplated by the merger agreement, (4) resolved to recommend adoption of the merger agreement and approval of the mergers and the other transactions contemplated thereby by the holders of shares of Eidos common stock and (5) directed that the merger agreement be submitted to the holders of shares of Eidos common stock entitled to vote for its adoption.

The Eidos board considered and relied upon the analyses and recommendation of the Eidos special committee in arriving at this determination and recommendation. In considering the Eidos special committee’s analyses and recommendation, the Eidos board reviewed and discussed a significant amount of information and discussed the Eidos special committee’s recommendation with the members of the Eidos special committee and the financial and legal advisors of the Eidos special committee. The following are some of the significant factors that supported the Eidos board’s determination and recommendation (these factors are presented below in no particular order and were neither ranked nor weighted in any particular manner by the Eidos board):

•

the fact that the Eidos special committee unanimously determined that it was fair to and in the best interests of Eidos and its stockholders (other than BridgeBio and its subsidiaries) for Eidos to enter into the merger agreement, declared the merger agreement, the transactions contemplated thereby and the voting agreements advisable and recommended that the Eidos board (1) declare the merger agreement and the transactions contemplated by the merger agreement advisable, (2) adopt the merger agreement and approve the mergers and the other transactions contemplated by the merger agreement and (3) recommend the adoption of the merger agreement and the approval of the mergers and the other transactions contemplated by the merger agreement by the holders of shares of Eidos common stock;

•

the Eidos special committee consists solely of directors of Eidos who the Eidos board determined are independent directors who are not affiliated with BridgeBio and who are not officers or employees of Eidos, and who do not otherwise have a conflict of interest or lack independence with respect to the transactions contemplated by the merger agreement, and the Eidos special committee was advised by and directed the review, evaluation and negotiation of the transactions contemplated by the merger agreement with independent legal and financial advisors and industry consultants;

•

the members of the Eidos special committee will not personally benefit from the consummation of the transactions contemplated in the merger agreement in a manner different from the Eidos stockholders (other than BridgeBio and its subsidiaries), except for indemnification and continuing directors and officers liability insurance coverage, the vesting of certain Eidos options and/or Eidos RSUs upon the closing and the receipt of fees for service on the Eidos special committee as described in “The Mergers—Interests of Certain Persons in the Mergers—Eidos Special Committee Compensation;”

•

the extensive arm’s-length negotiations with BridgeBio (including the 2019 special committee’s negotiations with BridgeBio) which, among other things, resulted in a substantial increase in the merger consideration from BridgeBio’s initial proposal (as well as the August 2019 proposal) and the revision of terms in the merger agreement to be more favorable to Eidos and its stockholders than initially proposed by BridgeBio;

•

the benefits that Eidos was able to obtain as a result of the Eidos special committee’s negotiations with BridgeBio (as well as the 2019 special committee’s negotiations with BridgeBio) and the belief of the Eidos special committee that this was the most favorable exchange ratio and the highest aggregate cash consideration to which BridgeBio would be willing to agree;

•

the fact that the Eidos special committee held 14 meetings with its advisors to discuss and evaluate the mergers, other alternatives to the mergers and other matters related thereto and was advised by nationally recognized independent financial and legal advisors, and each member of the Eidos special committee was actively engaged in the process on a continuous and regular basis;

•

the fact that the Eidos special committee had received the opinion of Centerview dated October 4, 2020, to the Eidos special committee, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the merger consideration to be paid to the holders of shares of Eidos common stock (other than as specified in such opinion) pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below under the section entitled “Opinion of the Eidos Special Committee’s Financial Advisor;”

•

pursuant to the terms of the merger agreement, the transactions contemplated by the merger agreement will not be completed unless they are approved by holders of (1) a majority of the shares of Eidos common stock not owned by BridgeBio and its affiliates and (2) at least two-thirds of the shares of Eidos common stock not owned by BridgeBio and its affiliates and associates (as such terms are defined in Section 203 of the DGCL), which conditions may not be waived.

In considering the recommendations of the Eidos special committee and the Eidos board, Eidos stockholders should be aware that certain of Eidos’ directors and executive officers have interests with respect to the contemplated transactions that may be in addition to, or that may be different from, the interests of Eidos stockholders (other than BridgeBio and its affiliates) generally, as described in “The Mergers—Interests of Certain Persons in the Mergers—Interests of Directors and Executive Officers in the Mergers.” The members of the Eidos special committee and the Eidos board were aware of these interests and considered them, among others, in reaching their determinations to approve the merger agreement and the transactions contemplated thereby, and to make their recommendations to the Eidos board and Eidos stockholders, as applicable.

The foregoing discussions of the information and factors considered by the Eidos special committee and the Eidos board includes the principal factors considered by the Eidos special committee and the Eidos board, respectively, but is not intended to be exhaustive and may not include all of the factors considered. In view of the wide variety of factors considered in connection with their respective evaluation of the contemplated transactions, and the complexity of these matters, the Eidos special committee and the Eidos board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that the Eidos special committee or the Eidos board, as applicable, considered in reaching their determinations to approve the merger agreement and the transactions contemplated thereby, and to make their recommendations to the Eidos board and Eidos stockholders, as applicable. Rather, the Eidos special committee and the Eidos board viewed their respective decisions as being based on the totality of the information presented to them and the factors they considered. In addition, individual members of the Eidos special committee or the Eidos board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the Eidos special committee and the Eidos board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

BridgeBio’s Reasons for the Mergers; Recommendation of the BridgeBio Board of Directors

The BridgeBio board, at its meeting on October 4, 2020, unanimously (i) determined that it is fair to and in the best interests of BridgeBio and its stockholders to enter into the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the BridgeBio share issuance proposal, advisable, (ii) approved the execution, delivery and performance of the merger agreement by BridgeBio and the consummation of the BridgeBio share issuance proposal and the other transactions contemplated by the merger agreement, (iii) resolved to recommend the approval of the BridgeBio share issuance proposal by the stockholders of BridgeBio and (iv) directed that the BridgeBio share issuance proposal be submitted to the stockholders of BridgeBio entitled to vote for its approval.

In reaching its determination and recommendation, the BridgeBio board consulted with and received the advice of its independent financial and legal advisors, discussed certain matters with BridgeBio’s management team and considered a number of factors that the BridgeBio board believed supported its determination and recommendation, including, but not limited to, the following factors (not in any relative order of importance):

•

the BridgeBio board’s knowledge of and familiarity with the business, operations, financial condition, and competitive position and prospects of Eidos and the belief that the Eidos common stock represents an attractive long-term investment opportunity;

•

the belief that the transaction would provide BridgeBio the opportunity to unlock the potential of acoramidis for patients and investors through BridgeBio’s existing commercial infrastructure and cardiovascular research and development expertise to a greater extent than if Eidos were to remain as a stand-alone entity;

•

the belief that BridgeBio will be better positioned to access the necessary amount of capital and forms of non-equity capital to invest in additional development opportunities for acoramidis and its launch, if approved;

•	the belief that the timing of the transaction was right, given the current stage of acoramidis in development and the critical roadmap of market development and launch activities ahead;

•

the expectation that the simplification of BridgeBio’s ownership of Eidos will facilitate the ability of the BridgeBio board and management to create and execute a unified strategy for the benefit of one class of equity holders and potentially increase investor interest in BridgeBio;

•

the fact that the final merger consideration was the result of several rounds of negotiations with the Eidos special committee and was at a level that the BridgeBio board determined to be fair to BridgeBio and its stockholders, as more fully described in the section entitled “The Mergers—Background of the Mergers;”

•

the fact that all of the directors of BridgeBio as well as KKR Genetic Disorder L.P., holding, in the aggregate, approximately 36.4% of the issued and outstanding shares of BridgeBio common stock as of November 30, 2020, were supportive of the transaction and entered into the voting agreements with Eidos, pursuant to which, among other things, they agreed to vote or cause to be voted all shares of BridgeBio common stock held by them in favor of the BridgeBio share issuance proposal, on the terms and subject to the conditions set forth in the voting agreements, as more fully described in the section entitled “The Transaction Agreements—Description of the Voting Agreements;”

•

the BridgeBio board’s belief that (i) the transaction is more favorable to BridgeBio stockholders than the potential value that would result from BridgeBio continuing to hold its investment in Eidos as a separate publicly traded company, (ii) it was unlikely that an alternative transaction with Eidos or any other counterparty would provide superior value to BridgeBio or its stockholders and (iii) the terms of the merger agreement would not prevent a willing and financially capable third party, were one to exist, from making a superior proposal with respect to BridgeBio following the announcement of the merger agreement;

•

the fact that BridgeBio stockholders will continue to own between 82% and 84% of the combined company (depending on the amount of cash Eidos stockholders elect to receive in the mergers) following completion of the mergers and will continue to participate in potential appreciation in equity value of the combined company;

•

the fact that the amount of cash consideration that BridgeBio may be required to pay to Eidos stockholders is capped at $175 million and would leave BridgeBio with sufficient liquidity to fund its ongoing operations for at least the next 12 months;

•

the fact that, as a condition to the completion of the mergers, the BridgeBio share issuance proposal is subject to the approval of BridgeBio stockholders, who will have the opportunity to approve or reject the BridgeBio share issuance proposal;

•

the fact that, subject to certain conditions, the BridgeBio board is permitted to change its recommendation to its stockholders in response to a superior proposal or, in the absence of a superior proposal, in response to an intervening event, in each case, if it determines in good faith that the failure to change its recommendation would be inconsistent with the directors’ fiduciary duties under applicable law;

•

the right of BridgeBio to terminate the merger agreement if, among other things, the Eidos board or the Eidos special committee changes its recommendation to Eidos stockholders in response to a superior proposal or an intervening event following a good faith determination that the failure to change its recommendation would be inconsistent with the directors’ fiduciary duties under applicable law;

•	the right of BridgeBio, subject to certain conditions, to terminate the merger agreement if the mergers are not consummated on or before June 4, 2021;

•

the likelihood that the mergers will be consummated, based on, among other things, the limited number and nature of the conditions to the mergers, including the fact that there is no financing condition and no antitrust clearance condition; and

•

the ability of BridgeBio to, under certain circumstances described in the merger agreement, receive a termination fee of $35 million or seek specific performance or other equitable relief to prevent breaches of the merger agreement, as more fully described in the section entitled “The Transaction Agreements—Description of the Merger Agreement—Effect of Termination; Termination Fees.”

In the course of its deliberations, the BridgeBio board considered a variety of risks and other countervailing factors concerning the merger agreement, the mergers and the transactions contemplated thereby, including the following factors (not in any relative order of importance):

•	the risk that the anticipated benefits of the transactions may not be realized on the expected timeframe or at all;

•	the fact that BridgeBio stockholders will be sharing participation in BridgeBio’s upside with Eidos stockholders as part of the combined company;

•	the risk of adverse results of clinical trials associated with Eidos’ only product;

•

the ownership dilution to current BridgeBio stockholders as a result of the issuance of BridgeBio common stock to holders of Eidos common stock as merger consideration pursuant to the merger agreement;

•	the potential impact on the market price of BridgeBio common stock as a result of the issuance of shares of BridgeBio common stock in connection with the mergers;

•

the potential impact on BridgeBio’s cash position if the cash consideration is fully subscribed, and the potential need for BridgeBio to obtain financing following the transaction to continue to fund its activities;

•

the fact that the stock exchange ratio is fixed and will not be adjusted on the closing date based on the relative market value of shares of BridgeBio common stock, which means that the market value of the stock exchange ratio payable to stockholders of Eidos will increase in the event that the market price of BridgeBio common stock increases prior to the consummation of the mergers;

•	the risk that Eidos stockholders do not approve the mergers by the requisite vote;

•	the risk that BridgeBio stockholders do not approve the BridgeBio share issuance proposal;

•

the fact that, subject to certain customary conditions, the Eidos board or the Eidos special committee is permitted to change its recommendation to the stockholders of Eidos in response to a superior proposal or, in the absence of a superior proposal, an intervening event, in each case, if the Eidos board or the Eidos special committee determines that the failure to change its recommendation would be inconsistent with the directors’ fiduciary duties under applicable law;

•

the fact that the consummation of the mergers is subject to certain customary closing conditions, which may delay or prevent the completion of the mergers, and the adverse impact such event would have on BridgeBio and its majority-owned subsidiary, Eidos, and their respective businesses and stock prices;

•

the requirement that BridgeBio must pay to Eidos a termination fee of $100 million if the merger agreement is terminated under the circumstances described in the section entitled “The Transaction Agreements—Description of the Merger Agreement—Termination of the Merger Agreement—Effect of Termination; Termination Fees,” which may discourage third parties that might otherwise have an interest in a business combination with, or acquisition of, BridgeBio from making unsolicited acquisition proposals;

•

the risk that payment by Eidos to BridgeBio of a termination fee of $35 million if the merger agreement is terminated under certain circumstances, as more fully described in the section entitled “The Transaction Agreements—Description of the Merger Agreement—Effect of Termination; Termination Fees,” may not be sufficient to fully compensate BridgeBio for its losses in such circumstances;

•	the potential for BridgeBio to incur substantial expenses in connection with the mergers;

•

the fact that substantial time and effort of BridgeBio’s management will be required to complete the mergers, which may disrupt BridgeBio’s business operations and divert employees’ attention away from BridgeBio’s day-to-day business operations;

•

the restrictions on the conduct of BridgeBio’s business prior to the consummation of the mergers, including the requirement that BridgeBio conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent BridgeBio from undertaking business opportunities that may arise before completion of the mergers and that, absent the merger agreement, BridgeBio may have pursued;

•

the restrictions on BridgeBio’s ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals;

•

the requirement that BridgeBio must hold a BridgeBio stockholder vote on the approval of the BridgeBio share issuance proposal, even if the BridgeBio board has withdrawn or changed its recommendation in favor of the BridgeBio share issuance proposal, and the inability of BridgeBio to terminate the merger agreement in connection with an acquisition proposal, as more fully described in the section entitled “The Transaction Agreements—Description of the Merger Agreement—Conduct of Business Pending the Mergers; Obligations to Recommend the Adoption of the Merger Agreement and the Approval of the BridgeBio Share Issuance;”

•	the risk that litigation may be commenced in connection with the mergers; and

•

the fact that BridgeBio’s directors and officers may have interests in the mergers that may be different from, or in addition to, those of BridgeBio’s other stockholders, as more fully described in the section entitled “The Mergers—Interests of Certain Persons in the Mergers.”

The BridgeBio board weighed the benefits, advantages and opportunities against the risks and countervailing factors of entering into the merger agreement and completing the mergers and the other transactions contemplated thereby, including the BridgeBio share issuance proposal. Although the BridgeBio board realized that there can be no assurance about future results or outcomes, including results expected or considered in the factors listed above, the BridgeBio board concluded that the potential benefits, advantages and opportunities of entering into the merger agreement and completing the mergers and the other transactions contemplated thereby, including the BridgeBio share issuance proposal, outweigh the risks and countervailing factors.

The foregoing discussion of the factors considered by the BridgeBio board is not intended to be exhaustive but is believed to include the material factors considered by the BridgeBio board. The BridgeBio board did not find it practicable to assign, and did not quantify, rank or otherwise assign, relative weights to the individual factors considered in reaching its decision to approve the merger agreement, the mergers and the transactions contemplated thereby, including the BridgeBio share issuance proposal. In addition, individual members of the BridgeBio board applied their own personal business judgment to the process and may have given different weights to different factors. The BridgeBio board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination.

The explanation of the reasoning of the BridgeBio board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

The BridgeBio board unanimously recommends that the stockholders of BridgeBio vote “FOR” the approval of the BridgeBio share issuance proposal and “FOR” the approval of the BridgeBio adjournment proposal.

Opinion of the Eidos Special Committee’s Financial Advisor

On October 4, 2020, Centerview rendered to the Eidos special committee its oral opinion, subsequently confirmed in a written opinion dated October 4, 2020, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its opinion, the merger consideration to be paid to holders of Eidos common stock (other than excluded shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated October 4, 2020, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex D and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by reference to the full text of Centerview’s written opinion attached as Annex D. Centerview’s financial advisory services and opinion were provided for the information and assistance of the members of the Eidos special committee (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transaction, and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of shares of Eidos common stock (other than excluded shares) of the merger consideration to be paid to such holders pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the transaction and does not constitute a recommendation to any stockholder of Eidos or any other person as to how such stockholder or other person should vote with respect to the mergers or otherwise act with respect to the transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with its opinion, Centerview reviewed, among other things:

•	a draft of the merger agreement dated October 4, 2020, referred to in this summary of Centerview’s opinion as the draft merger agreement;

•	Annual Reports on Form 10-K of Eidos for the years ended December 31, 2019 and December 31, 2018 and the Annual Report on Form 10-K of BridgeBio for the year ended December 31, 2019;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Eidos and BridgeBio;

•	Eidos’s prospectus filed pursuant to Rule 424(b)(4) under the Securities Act with the SEC on June 21, 2018;

•	BridgeBio’s prospectus filed pursuant to Rule 424(b)(4) under the Securities Act with the SEC on June 28, 2019;

•	certain publicly available research analyst reports for Eidos and BridgeBio;

•	certain other communications from Eidos and BridgeBio to their respective stockholders;

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Eidos (referred to in this summary of Centerview’s opinion as the Eidos internal data), including the Eidos management projections and the adjusted Eidos projections, each as set forth and described more fully in the section entitled “Certain Prospective Financial Information;”

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of BridgeBio, referred to in this summary of Centerview’s opinion as the BridgeBio internal data;

•	the BridgeBio management projections and the adjusted BridgeBio projections, each as set forth and described more fully in the section entitled “Certain Prospective Financial Information;” and

•

certain tax and other cost savings and operating synergies projected by the Eidos special committee to result from the transaction furnished to Centerview by the Eidos special committee for purposes of Centerview’s analysis (referred to in this summary of Centerview’s opinion as the “synergies”).

Centerview also participated in discussions with members of the senior management and representatives of Eidos and BridgeBio regarding their assessment of the Eidos internal data (including, without limitation the Eidos management projections and the adjusted Eidos projections), the BridgeBio internal data, the BridgeBio management projections, the adjusted BridgeBio projections and the synergies, as appropriate, and the strategic rationale for the transaction. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Eidos and BridgeBio and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Eidos special committee’s consent, relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Eidos special committee’s direction, that the Eidos internal data (including, without limitation the Eidos management projections and the adjusted Eidos projections), the BridgeBio internal data, the BridgeBio management projections, the adjusted BridgeBio projections and the synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Eidos special committee as to the matters covered thereby, and Centerview relied, at the Eidos special committee’s direction, on the Eidos internal data (including, without limitation the Eidos management projections and the adjusted Eidos projections), the BridgeBio internal data, the BridgeBio management projections, the adjusted BridgeBio projections and the synergies for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Eidos internal data (including, without limitation the Eidos management projections and the adjusted Eidos projections), the BridgeBio internal data, the BridgeBio management projections, the adjusted BridgeBio projections, the synergies or the assumptions on which they are based. In addition, at the Eidos special committee’s direction, Centerview has not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Eidos or BridgeBio, nor has Centerview been furnished with any such evaluation or appraisal, and Centerview has not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Eidos or BridgeBio. Centerview assumed, at the Eidos special committee’s direction, that the final executed merger agreement would not differ in any respect material to Centerview’s analysis or its opinion from the draft merger agreement reviewed by Centerview. Centerview has also assumed, at the Eidos special committee’s direction, that the transaction will be consummated on the terms set forth in the draft merger agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to Centerview’s analysis or its opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Eidos or BridgeBio, or the ability of Eidos or BridgeBio to pay their respective obligations when they come due, or as to the impact of the transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and Centerview’s opinion did not address, Eidos’s underlying business decision to proceed with or effect the transaction, or the relative merits of the transaction as compared to any alternative business strategies or transactions that might be available to Eidos or in which Eidos might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of shares of Eidos common stock (other than excluded shares) of the merger consideration to be paid to such holders pursuant to the merger agreement. Centerview was not asked to, nor did Centerview express any view on, and Centerview’s opinion did not address, any other term or aspect of the merger agreement or the transaction, including, without limitation, the structure or form of the transaction, or any other agreements or arrangements contemplated by the merger agreement or entered into in connection with or otherwise contemplated by the transaction, including, without limitation, the fairness of the transaction or any other term or aspect of the transaction to, or any consideration to be received in connection therewith by, or the impact of the transaction on, the holders of any other class of securities, creditors or other constituencies of Eidos or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Eidos or any party, or class of such persons in connection with the transaction, whether relative to the merger consideration to be paid to the holders of the shares of Eidos common stock pursuant to the merger agreement or otherwise. Centerview’s opinion related in part to the relative values of Eidos and BridgeBio.

Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview expressed no view or opinion as to what the value of shares of BridgeBio common stock actually will be when issued pursuant to the transaction or the prices at which the shares of Eidos common stock or BridgeBio common stock will trade or otherwise be transferable at any time, including following the announcement or consummation of the transaction. Centerview’s opinion does not constitute a recommendation to any stockholder of Eidos or any other person as to how such stockholder or other person should vote with respect to the mergers or otherwise act with respect to the transaction or any other matter, including, without limitation, whether such stockholder should elect to receive the stock consideration, the cash consideration, or make no election, in the transaction.

Summary of Centerview Financial Analysis

In connection with the rendering of its opinion to the Eidos special committee, Centerview performed a variety of financial and comparative analyses which are summarized below. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Centerview arrived at its opinion based on the results of all analyses undertaken and assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or methods of analysis. Accordingly, Centerview believes that the financial analyses and this summary must be considered as a whole.

In performing its financial analyses, Centerview considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its written opinion, many of which are beyond Eidos’s and BridgeBio’s control. The assumptions and estimates contained in the financial analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty.

Centerview was not requested to, and it did not, determine or recommend the specific consideration payable in the transaction or that any given consideration constituted the only appropriate consideration in the transaction. The type and amount of consideration payable in the transaction were determined through negotiations between Eidos and BridgeBio, and the decision to recommend the transaction was solely that of the Eidos special committee. Centerview’s financial analyses and opinion were only one of many factors considered by the Eidos special committee in its evaluation of the transaction and should not be viewed as determinative of the views of the Eidos special committee with respect to the transaction or the consideration payable in the transaction.

The following is a brief summary of the material financial analyses prepared and reviewed with the Eidos special committee in connection with Centerview’s opinion, dated October 4, 2020. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. None of Eidos, BridgeBio, Centerview or any other person assumes responsibility if future results are different from those described, whether or not any such difference is material.

Eidos Financial Analyses

Selected Public Companies Analysis

Centerview performed a selected public companies analysis of Eidos in which Centerview reviewed certain financial and stock market information relating to Eidos and selected publicly traded companies in the biopharmaceutical industry that Centerview, in its experience and professional judgment, deemed generally relevant for comparative purposes.

However, because none of the selected companies is exactly the same as Eidos, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of Eidos and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

The selected companies are set forth below:

Company Name	EV/2025 Revenue Multiple
Adaptimmune Therapeutics PLC	9.2x
Allakos, Inc.	17.0x
Arrowhead Pharmaceuticals, Inc.	6.4x
Atara Biotherapeutics Inc.	2.0x
Kura Oncology, Inc.	4.2x
REGENXBIO, Inc.	1.9x
Rocket Pharmaceuticals, Inc.	2.3x
Springworks Therapeutics, Inc.	9.6x
Zymeworks Inc.	5.6x
Median	5.6x

Using publicly available information obtained from SEC filings and other data sources as of October 2, 2020, Centerview calculated and compared forward revenue multiples for the selected companies. With respect to each of the selected companies, Centerview calculated enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of consensus estimated risk-adjusted revenues for calendar year 2025, which is referred to in the table above as the “EV/2025E Revenue Multiple.”

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview applied a multiple range, derived from the estimated 2025 revenue multiples of the selected companies, of 4.5x to 6.5x to Eidos’s estimated risk-adjusted calendar year 2025 revenue excluding upfront payments and milestones, for each of the Eidos low case of $275 million, Eidos mid case of $321 million and Eidos high case of $367 million as set forth in the section entitled “Certain Prospective Financial Information” and added to each Eidos’s estimated net cash position as of December 31, 2020 of $105 million, and divided each result by the number of fully diluted shares of Eidos common stock outstanding

(determined using the treasury stock method and taking into account outstanding options and restricted stock units) as of October 2, 2020 based on the adjusted Eidos projections.

This analysis resulted in the following implied per share equity value ranges for shares of Eidos common stock, rounded to the nearest $0.05:

Case	Implied Eidos Per Share Equity Value Range
Eidos low case	$33.55—$47.15
Eidos mid case	$38.65—$54.45
Eidos high case	$43.75—$61.80

Centerview then compared these ranges to the value per share of Eidos common stock of the merger consideration of $73.26 (referred to in this section as the “implied merger consideration”) implied by the exchange ratio, based on the closing price of BridgeBio common stock on October 2, 2020.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Eidos based on the Eidos low case, Eidos mid case and Eidos high case as set forth in the section entitled “Certain Prospective Financial Information.” A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of illustrative equity values for Eidos by (a) discounting to present value as of December 31, 2020 using discount rates ranging from 10.0% to 12.0% (reflecting Centerview’s analysis of Eidos’s weighted average cost of capital) and the mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Eidos over the period beginning in 2021 and ending in 2035, as set forth in the each of the Eidos low case, the Eidos mid case and the Eidos high case and (ii) an implied terminal value of Eidos, calculated by Centerview assuming that Eidos’s after-tax unlevered free cash flows for the terminal year would decline 80% year-over-year in perpetuity and (b) adding to the foregoing results Eidos’s estimated net cash of $105 million as of December 31, 2020, as set forth in the adjusted Eidos projections. Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding shares of Eidos common stock (determined using the treasury stock method and taking into account outstanding options and restricted stock units) as of October 2, 2020. In performing its discounted cash flow analysis, Centerview (a) subtracted $45 million for the net present value of the estimated cost of an assumed $300 million future capital raise by Eidos in 2022, as set forth in the adjusted Eidos projections, and (b) added the net present value of federal net operating losses and future losses. This analysis resulted in the following implied per share equity value ranges for the shares of Eidos common stock, rounded to the nearest $0.05:

Case	Implied Eidos Per Share Equity Value Range
Eidos low case	$40.10—$48.10
Eidos mid case	$47.20—$56.45
Eidos high case	$54.25—$64.80

Centerview compared these ranges to the implied merger consideration of $73.26 per share of Eidos common stock.

BridgeBio Financial Analyses

Selected Public Companies Analysis

Centerview performed a selected public companies analysis of BridgeBio in which Centerview reviewed certain financial and stock market information relating to BridgeBio and selected publicly traded companies in the biopharmaceutical industry that Centerview, in its experience and professional judgment, deemed generally relevant for comparative purposes.

However, because none of the selected companies is exactly the same as BridgeBio, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of BridgeBio and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

The selected companies are set forth below:

Company Name	EV/2025 Revenue Multiple
Adaptimmune Therapeutics PLC	9.2x
Allakos, Inc.	17.0x
Arrowhead Pharmaceuticals, Inc.	6.4x
Atara Biotherapeutics Inc.	2.0x
Kura Oncology, Inc.	4.2x
REGENXBIO, Inc.	1.9x
Rocket Pharmaceuticals, Inc.	2.3x
Springworks Therapeutics, Inc.	9.6x
Zymeworks Inc.	5.6x
Median	5.6x

Using publicly available information obtained from SEC filings and other data sources as of October 2, 2020, Centerview calculated and compared forward revenue multiples for the selected companies. With respect to each of the selected companies, Centerview calculated enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of consensus estimated risk-adjusted revenues for calendar year 2025, which is referred to in the table above as the “EV/2025 Revenue Multiple.”

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview applied a multiple range, derived from the estimated 2025 revenue multiples of the selected companies, of 10.0x to 17.0x to BridgeBio’s estimated risk-adjusted calendar year 2025 revenue of $72 million excluding Eidos revenue and excluding upfront payments and milestones (as set forth in each of the BridgeBio low case, the BridgeBio mid case and the BridgeBio high case), plus Eidos’s estimated risk-adjusted calendar year 2025 revenue for each of the Eidos low case of $275 million, the Eidos mid case of $321 million and the Eidos high case of $367 million, in each case as set forth in the adjusted Eidos projections. Centerview then adjusted each of the foregoing results by (i) adding BridgeBio’s estimated cash (excluding Eidos) of $493 million, (ii) subtracting BridgeBio’s estimated debt (excluding Eidos) of $630 million (which, for purposes of Centerview’s analysis assumed BridgeBio’s Convertible Notes are treated as debt at per share equity values below $62.12), in each case as of December 31, 2020 and as set forth in the adjusted BridgeBio projections, (iii) adding Eidos’s estimated net cash of $105 million, as of December 31, 2020 and as set forth in the adjusted Eidos projections and (iv) subtracting BridgeBio’s non-controlling interest based on the market value of BridgeBio’s non-controlling interest in Eidos and the book value of BridgeBio’s non-controlling interest in BridgeBio’s privately held subsidiaries, as of December 31, 2020 and as set forth in the adjusted BridgeBio projections. Centerview then divided each result by the number of fully diluted shares of BridgeBio common stock outstanding (determined using the treasury stock method and taking into account outstanding options, restricted stock units, and which for purposes of Centerview’s analysis assumed BridgeBio’s Convertible Notes are treated as debt at per share equity values below $62.12) as of October 2, 2020 based on the adjusted BridgeBio projections.

This analysis resulted in the following implied per share equity value ranges for shares of BridgeBio common stock, rounded to the nearest $0.05:

Case	Implied BridgeBio Per Share Equity Value Range
BridgeBio low—high case (excluding Eidos); Eidos low case	$21.25—$39.95
BridgeBio low—high case (excluding Eidos); Eidos mid case	$24.80—$45.90
BridgeBio low—high case (excluding Eidos); Eidos high case	$28.40—$51.80

Centerview compared these ranges to the closing price of BridgeBio common stock on October 2, 2020 of $39.60 per share.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of BridgeBio based on the adjusted BridgeBio projections and the adjusted Eidos projections. In performing this analysis, Centerview calculated a range of illustrative equity values for BridgeBio by calculating (a) a range of illustrative equity values for BridgeBio excluding Eidos based on each of the BridgeBio low case, BridgeBio mid case, and BridgeBio high case, and adding to the foregoing result (b) a range of illustrative equity values for Eidos based on each of the Eidos low case, Eidos mid case, and Eidos high case, and adjusted for BridgeBio’s ownership in Eidos.

In calculating the range of illustrative equity values for BridgeBio excluding Eidos, Centerview first discounted to present value as of December 31, 2020 using discount rates ranging from 10.0% to 12.0% (reflecting Centerview’s analysis of BridgeBio’s weighted average cost of capital) and the mid-year convention: (a) the forecasted risk-adjusted, after-tax unlevered free cash flows of BridgeBio (excluding Eidos) over the period beginning in 2021 and ending in 2047, adjusted for assumed synergies and BridgeBio’s ownership in its subsidiaries, as set forth in the adjusted BridgeBio projections, (b) an implied terminal value of BridgeBio (excluding Eidos), calculated by Centerview assuming that BridgeBio’s after-tax unlevered free cash flows for the terminal year would decline 80% year-over-year in perpetuity (as set forth in the adjusted BridgeBio projections), adjusted for BridgeBio’s ownership in its subsidiaries. Centerview then adjusted the foregoing results by (i) adding BridgeBio’s estimated cash (excluding Eidos) of $493 million, (ii) subtracting BridgeBio’s estimated debt (excluding Eidos) of $630 million (which, for purposes of Centerview’s analysis assumed BridgeBio’s Convertible Notes are treated as debt at per share equity value below $62.12) as of December 31, 2020, as set forth in the adjusted BridgeBio projections. The calculation of the range of illustrative equity values for Eidos is described in the section entitled “Eidos Financial Analysis—Discounted Cash Flow Analysis.”

After summing the illustrative equity values for BridgeBio excluding Eidos and the illustrative equity values for Eidos, Centerview then divided the result of each by the number of fully diluted outstanding shares of BridgeBio common stock (determined using the treasury stock method and taking into account outstanding options and restricted stock units, and which for purposes of Centerview’s analysis assumed BridgeBio’s Convertible Notes are treated as debt at per share equity values below $62.12) as of October 2, 2020. In performing its discounted cash flow analysis, Centerview adjusted for (a) the net present value of the estimated cost of a $300 million future capital raise by BridgeBio in each of 2021 and 2022, in each case as set forth in the adjusted BridgeBio projections, (b) the net present value of the estimated cost of a $400 million future capital raise by BridgeBio in each of 2023, 2024 and 2025, in each case as set forth in the adjusted BridgeBio projections and (c) the net present value of the estimated cost of a $300 million future capital raise by Eidos in 2022, as set forth in the adjusted Eidos projections. Centerview also added the net present value of federal net operating losses and future losses.

This analysis resulted in the following implied per share equity value ranges for shares of BridgeBio common stock, rounded to the nearest $0.05:

Case	Implied BridgeBio Per Share Equity Value Range
BridgeBio low—high cases (excluding Eidos); Eidos low case	$31.15—$46.10
BridgeBio low—high cases (excluding Eidos); Eidos mid case	$32.50—$47.65
BridgeBio low—high cases (excluding Eidos); Eidos high case	$33.80—$49.20

Centerview compared these ranges to the closing price of BridgeBio common stock on October 2, 2020 of $39.60 per share.

Relative Implied Exchange Ratio Analysis

Based upon a comparison of the range of implied equity values for each of Eidos and BridgeBio calculated pursuant to the methodologies described above, Centerview calculated ranges of implied exchange ratios for the proposed transaction based on each case in the adjusted Eidos projections compared to the various cases in the adjusted Bridge projections. With respect to any given range of exchange ratios, the higher ratio assumes the highest implied value per share of Eidos common stock divided by the lowest implied value per share of BridgeBio common stock, and the lower ratio assumes the lowest implied value per share of Eidos common stock divided by the highest implied value per share of BridgeBio common stock. The implied exchange ratios resulting from this analysis were:

Implied Exchange Ratio
Valuation Metric	Low	High
Public Company Analysis—Eidos low case	1.179x	1.580x
Public Company Analysis—Eidos mid case	1.187x	1.557x
Public Company Analysis—Eidos high case	1.193x	1.541x
Discounted Cash Flow Analysis—Eidos low case	1.043x	1.288x
Discounted Cash Flow Analysis—Eidos mid case	1.185x	1.454x
Discounted Cash Flow Analysis—Eidos high case	1.317x	1.606x

Centerview compared the implied exchange ratios for Eidos and BridgeBio to the exchange ratio of 1.850x.

As further described below, Centerview noted that the relative implied exchange ratio analyses based on the 52-week historical trading range, based on the Wall Street price targets and based on the precedent premiums paid were presented for reference purposes only.

Other Factors

Centerview noted for the Eidos special committee certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed the stock price performance of Eidos common stock and BridgeBio common stock during the 52-week period ended October 2, 2020, which reflected low and high closing prices for shares of Eidos common stock during this period of approximately $35.42 and $65.64 per share, and low and high closing prices for shares of BridgeBio common stock during this period of approximately $16.11 and $46.63 per share.

•	Historical Exchange Ratio Analysis. Centerview reviewed the per share closing prices of Eidos common stock and BridgeBio common stock from June 27, 2019 to October 2, 2020 and calculated the implied historical exchange ratios for Eidos common stock and BridgeBio common stock during such period, which indicated (i) an implied exchange ratio as of October 2, 2020 of approximately 1.311x, (ii) 14-day, 30-day and 90-day (as of October 2, 2020) implied exchange ratios based on volume-weighted average share prices for each of Eidos and BridgeBio of approximately 1.256x, 1.275x and 1.363x, respectively, and (iii) low to high implied exchange ratios over such period of approximately 1.024x to 2.400x, as compared to the exchange ratio of 1.850x.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for Eidos common stock and BridgeBio common stock in Wall Street research analyst reports publicly available as of October 2, 2020, noting that these stock price targets indicated low and high stock price targets for Eidos ranging from $34.00 to $80.00 per share of Eidos common stock and low and high stock price targets for BridgeBio ranging from $38.00 to $52.00 per share of BridgeBio common stock.

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions with transaction values between $1 billion and $10 billion in which the acquiror owned a controlling stake in the target and acquired the remaining shares outstanding that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the transaction. Centerview calculated, for each such transaction, the percentage premium represented by the transaction price per share (excluding any contingent consideration) to the target company’s market price per share on the trading day prior to the first public knowledge of the possibility of the transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview applied an illustrative range of 15% to 30% to Eidos’s closing stock price on October 2, 2020 of $51.92, which resulted in an implied per share equity value range for the shares of Eidos common stock of approximately $59.70 to $67.50, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Eidos special committee in its evaluation of the transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Eidos special committee with respect to the merger consideration or as to whether the Eidos special committee would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Eidos and BridgeBio and the transaction was recommended by the Eidos special committee. Centerview provided advice to Eidos special committee during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Eidos special committee or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In 2019, Centerview was engaged to provide financial advisory services to the 2019 special committee in connection with such committee’s evaluation of strategic alternatives, including a potential transaction between BridgeBio and Eidos. In connection with such services provided to the 2019 special committee, in the second quarter of 2020, Centerview became entitled to receive fees from Eidos of $5 million, $2.5 million of which was paid by Eidos to Centerview in the third quarter of 2020 and the remaining $2.5 million of which may become payable in the future upon satisfaction of certain conditions. Such fees will be creditable against the fee that is payable to Centerview contingent upon the consummation of the mergers. In the two years prior to the date of its written opinion,

Centerview has not been engaged to provide financial advisory or other services to Eidos or BridgeBio, and Centerview has not received compensation from Eidos (except for the work performed for the 2019 special committee, as described above) or BridgeBio during such period. In the two years prior to the date of its written opinion, Centerview was engaged to provide, and/or is currently providing, financial advisory services unrelated to Eidos, BridgeBio or the transaction to (i) an affiliate of KKR Genetic Disorder L.P. (which owns approximately 28% of BridgeBio’s outstanding common stock), (ii) a portfolio company of KKR and other private equity sponsors and (iii) Sungard Availability Services Capital, Inc. (“Sungard”), a portfolio company of KKR, Bain Capital, Blackstone Group LP, Silver Lake Management and TPG Capital, in connection with Sungard’s bankruptcy proceeding, which was completed in July 2019. Centerview received approximately $23 million in aggregate fees, and in the future may receive additional compensation, for the foregoing services.

Centerview may provide investment banking and other services to or with respect to Eidos, BridgeBio, KKR or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Eidos, BridgeBio, KKR or any of their respective affiliates, or any other party that may be involved in the transaction.

The Eidos special committee selected Centerview as its financial advisor in connection with the transaction based on Centerview’s qualifications, experience and reputation, including Centerview’s extensive experience in the pharmaceutical and biotechnology industries and Centerview’s knowledge of Eidos and BridgeBio based on Centerview’s engagement by the 2019 special committee. Centerview is a nationally recognized investment banking firm that has substantial experience in transactions similar to the transaction.

In connection with Centerview’s services as the financial advisor to the Eidos special committee, Eidos has agreed to pay Centerview an aggregate fee of approximately $29 million (estimated as of November 5, 2020), $2,500,000 of which was payable upon the rendering of Centerview’s opinion and the remainder of which is payable contingent upon the consummation of the transaction. In addition, Eidos has agreed to reimburse certain of Centerview’s expenses arising, and indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Certain Unaudited Prospective Financial Information

Neither Eidos nor BridgeBio as a matter of course publicly discloses financial forecasts or projections due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates and the fact that neither party yet has any marketed products.

However, in connection with the 2019 special committee’s and the Eidos special committee’s evaluations of strategic alternatives available to Eidos, including a transaction with BridgeBio, Eidos management made available to the 2019 special committee and the Eidos special committee certain non-public internal financial projections regarding the potential future performance of Eidos (the “Eidos management projections”), which were based on certain of Eidos management’s internal assumptions (as of the date the Eidos management projections were shared with the 2019 special committee) about the timing of regulatory approval and expected launch dates and addressable patient population for, and pricing, peak net sales and non-risk adjusted revenue amounts in respect of acoramidis, as well as other relevant factors relating to commercialization and research and development and general administrative expenses.

The Eidos management projections were reviewed and subsequently adjusted by the Eidos special committee based on the Eidos special committee’s and its advisors’ due diligence investigation including without limitation (i) risk adjusting the forecasted revenue contained in the Eidos management projections for each product candidate based on the estimated probability of success of, among other things, obtaining regulatory approvals for such product candidate, (ii) modifying certain assumptions about the probability of success of, timing of regulatory approval and expected launch dates for, and pricing and peak net sales amounts in respect of certain of Eidos’s product candidates, (iii) reflecting the estimated cost of future capital raises and (iv) reflecting the benefit of certain estimated cost synergies from the proposed transaction (such modified projections, the “adjusted Eidos projections”). The adjusted Eidos projections were based on certain internal assumptions approved by the Eidos special committee about the probability of success of, timing of regulatory approval and expected launch dates and addressable patient population for, and pricing and peak net sales amounts in respect of Eidos’ product candidate, acoramidis, as well as other relevant factors relating to commercialization, loss of exclusivity, and research and development and general administrative expenses, and reflected risk adjustments to the forecasted revenue contained in the Eidos management projections for acoramidis. The adjusted Eidos projections consisted of a “Low Case”, “Mid Case” and “High Case”, based on the Eidos special committee’s reasonable best estimates and assumptions with respect to the future financial performance of Eidos on a standalone basis, including but not limited to a range of probability of success of acoramidis. All of these factors are difficult to predict and many are beyond Eidos’ control. The adjusted Eidos projections were considered by the Eidos special committee for purposes of considering and evaluating strategic alternatives, including BridgeBio’s acquisition proposal, and were approved by the Eidos special committee for use by Centerview in connection with the rendering of Centerview’s opinion to the Eidos special committee and in performing its financial analyses, as described above under the heading “The Mergers—Opinion of the Eidos Special Committee’s Financial Advisor.”

In addition, in connection with the Eidos special committee’s evaluation of a transaction with BridgeBio, BridgeBio management made available to the Eidos special committee certain non-public internal financial projections regarding the potential future performance of BridgeBio (excluding Eidos) (which are referred to as the “BridgeBio management projections”), which were based on certain of BridgeBio management’s internal assumptions about the timing of regulatory approval and expected launch dates and addressable patient population for, and pricing, peak net sales and non-risk adjusted revenue amounts in respect of BridgeBio’s product candidates, as well as other relevant factors relating to commercialization and research and development and general administrative expenses.

The BridgeBio management projections were reviewed and subsequently adjusted by the Eidos special committee, after consultation with its advisors, including without limitation (i) risk adjusting the forecasted revenue contained in the BridgeBio management projections for each product candidate based on the estimated probability of success of, among other things, obtaining regulatory approvals for such product candidate, (ii) modifying certain assumptions about the probability of success of, timing of regulatory approval and expected launch dates for, and pricing and peak net sales amounts in respect of certain of BridgeBio’s product candidates, (iii) reflecting the estimated cost of future capital raises and (iv) reflecting the benefit of certain estimated cost synergies from the proposed transaction (as adjusted, the “adjusted BridgeBio projections”). The adjusted BridgeBio projections consisted of a “Low Case,” “Mid Case,” “High Case,” based on the Eidos special committee’s reasonable best estimates and assumptions with respect to the future financial performance of BridgeBio (excluding Eidos), reflecting a range of various assumptions for certain product candidates. The adjusted BridgeBio projections were considered by the Eidos special committee for purposes of evaluation BridgeBio’s acquisition proposal, and were approved by the Eidos special committee for use by Centerview in connection with the rendering of Centerview’s opinion to the Eidos special committee and in performing its financial analyses, as described above under the heading “The Mergers—Opinion of the Eidos Special Committee’s Financial Advisor.”

The adjusted BridgeBio projections and the adjusted Eidos projections are referred to collectively in this joint proxy statement/prospectus as the “2020 adjusted Projections,” and the 2020 adjusted Projections, the Eidos management projections and the BridgeBio management projections are referred to collectively in this joint proxy statement/prospectus as the “financial projections.”

Summaries of the financial projections included in this joint proxy statement/prospectus are presented solely to give Eidos stockholders access to the information that was made available to the Eidos special committee and its financial advisors. The inclusion of summaries of the financial projections in the proxy statement/prospectus should not be regarded as an indication that any of Eidos, BridgeBio, the Eidos special committee or their respective affiliates, advisors, officers, directors or representatives considered, or now considers, the financial projections to be predictive of actual future events, and the financial projections should not be relied upon as such. The financial projections are not being included in this joint proxy statement/prospectus to influence stockholders of Eidos or BridgeBio on whether to vote in favor of any proposal. None of Eidos, BridgeBio, the Eidos special committee or their respective affiliates, advisors, officers, directors or representatives can give you any assurance that actual results will be consistent with the financial projections.

The assumptions and estimates underlying the financial projections, all of which are difficult to predict and many of which are beyond the control of both Eidos and BridgeBio, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the financial projections, whether or not the mergers are completed.

In particular, the financial projections, while presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain, including as a result of both Eidos and BridgeBio not currently having any marketed products, and many of which are beyond Eidos’ or BridgeBio’s control. Because the financial projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the commercial value of Eidos’ and BridgeBio’s product candidates. As a result, there can be no assurance that the financial projections accurately reflect future trends or accurately estimate the future market for Eidos’ and BridgeBio’s product candidates. There can be no assurance of the approval, or timing of such approval, of any of Eidos’ or BridgeBio’s clinical-stage product candidates, and it is possible that other therapies will be preferable. Important factors that may affect actual results and cause the forecasted results reflected in the financial projections not to be achieved include, but are not limited to, obtaining regulatory approval, the timing of such regulatory approval and launch, success of clinical testing, labeling and market uptake of Eidos’ and BridgeBio’s product candidates, the effect of regulatory actions, availability of third-party reimbursement, impact of competitive products and pricing, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in Eidos’ and BridgeBio’s SEC filings, including their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2019, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” The financial projections also reflect assumptions as to certain business decisions that are subject to change.

Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that either Eidos or BridgeBio obtain and maintain any of the regulatory approvals necessary for the commercialization of its product candidates, or that Eidos’ or BridgeBio’s competitors will not commercialize products that are safer, more effective or more successfully marketed and sold than any product that Eidos or BridgeBio may commercialize. The information set forth in the financial projections is not fact and should not be relied upon as being necessarily indicative of future results. The financial projections were developed for each of Eidos and BridgeBio (excluding Eidos) on a standalone basis without giving effect to the mergers, and therefore the financial projections do not give effect to the mergers or any changes to Eidos’ or BridgeBio’s operations or strategy that may be implemented after the consummation of the mergers, including cost synergies realized as a result of the mergers, or to any costs incurred in connection with the mergers (except that the adjusted BridgeBio projections reflect the estimated impact of certain cost synergies that may be realized as a result of the mergers). Furthermore, the financial projections do not take into account the effect of any failure of the mergers to be completed and should not be viewed as accurate or continuing in that context.

The financial projections were not prepared with a view toward public disclosure or with a view toward complying with U.S. GAAP, the published guidelines of the SEC or the guidelines established by the American

Institute of Certified Public Accountants for the preparation or presentation of prospective financial information. Neither Eidos’ nor BridgeBio’s independent registered public accounting firms, nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying financial projections and, accordingly, neither Eidos’ nor BridgeBio’s independent registered public accounting firms express an opinion or any other form of assurance with respect thereto, and assume no responsibility for, and disclaim any association with, the prospective financial information. The independent registered public accounting firm reports for Eidos and BridgeBio, incorporated by reference in this joint proxy statement/prospectus, relate solely to Eidos’ and BridgeBio’s respective historical financial statements. Such reports do not extend to the financial projections and should not be read to do so.

For these reasons, as well as the basis and assumptions on which the financial projections were compiled, the inclusion of specific portions of the financial projections in this joint proxy statement/prospectus should not be regarded as an indication that such Projections will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, none of Eidos, BridgeBio, the Eidos special committee or any of their respective affiliates, advisors, officers, directors or representatives intends to update or otherwise revise the financial projections or the specific portions summarized herein to reflect circumstances existing after the respective dates when the applicable Projections were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error. Therefore, readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the financial projections. In addition, none of Eidos, BridgeBio, the Eidos special committee or any of their respective affiliates, advisors, officers, directors or representatives has made, makes or is authorized in the future to make any representation to any stockholder or other person regarding Eidos’ or BridgeBio’s ultimate performance compared to the information contained in the financial projections or that the financial projections will be achieved, and any statement to the contrary should be disregarded. None of Eidos, BridgeBio, the Eidos special committee or any of their respective affiliates, advisors, officers, directors or representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the financial projections. Eidos has made no representation to BridgeBio, and BridgeBio has made no representation to Eidos, in the merger agreement or otherwise, concerning the financial projections.

Certain of the line items in the projections set forth below may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-GAAP financial measures as used in the forecasts may not be comparable to similarly titled measures used by other companies. The footnotes to the tables below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures.

Eidos Management Projections (Non-Risk Adjusted for Probability of Success)

The following table presents a summary of the Eidos management projections:

	Fiscal Year ending December 31,
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
	(Dollars in millions)
Revenue	$—	$—	$101	$256	$526	$1,036	$1,620	$2,147	$2,597	$3,009	$3,419	$3,848	$4,306	$2,121	$1,134
EBIT(1)	$(72)	$(105)	$(61)	$58	$291	$625	$1,004	$1,344	$1,638	$1,911	$2,200	$2,490	$2,800	$1,324	$725

(1)

EBIT is a non-GAAP financial measure, which should not be considered a substitute for, or superior to, net income as a measure of operating performance or cash flows or as a measure of liquidity. For purposes of the financial projections, EBIT is defined as net income (loss) before interest income (expense) and income taxes.

Adjusted Eidos Projections

The following table presents a summary of the adjusted Eidos projections:

	Fiscal Year ending December 31,
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
	(Dollars in millions)
Low Case
Revenue	$106	$0	$58	$170	$275	$434	$633	$876	$1,018	$1,155	$1,303	$1,464	$1,639	$466	$59
EBIT(1)	$(15)	$(132)	$(85)	$(8)	$65	$206	$385	$604	$728	$843	$967	$1,100	$1,247	$386	$45
Unlevered Free Cash Flow(2)	$(15)	$(132)	$(91)	$(17)	$40	$147	$285	$453	$562	$653	$750	$853	$968	$423	$73
Mid Case
Revenue	$124	$0	$68	$198	$321	$507	$738	$1,022	$1,188	$1,347	$1,520	$1,708	$1,913	$544	$69
EBIT(1)	$2	$(132)	$(97)	$(7)	$78	$240	$449	$704	$849	$984	$1,129	$1,284	$1,455	$451	$53
Unlevered Free Cash Flow(2)	$1	$(132)	$(104)	$(18)	$47	$172	$332	$529	$655	$762	$875	$996	$1,130	$493	$85
High Case
Revenue	$141	$0	$78	$226	$367	$579	$844	$1,167	$1,358	$1,540	$1,737	$1,952	$2,186	$622	$79
EBIT(1)	$18	$(132)	$(109)	$(7)	$90	$275	$513	$805	$971	$1,125	$1,290	$1,467	$1,663	$515	$60
Unlevered Free Cash Flow(2)	$14	$(132)	$(117)	$(19)	$55	$196	$379	$604	$749	$871	$999	$1,138	$1,291	$564	$97

(1)

EBIT is a non-GAAP financial measure, which should not be considered a substitute for, or superior to, net income as a measure of operating performance or cash flows or as a measure of liquidity. For purposes of the financial projections, EBIT is defined as net income (loss) before interest income (expense) and income taxes.

(2)

Unlevered free cash flow is a non-GAAP financial measure, which should not be considered a substitute for, or superior to, net income as a measure of operating performance or cash flows or as a measure of liquidity. For purposes of the financial projections, unlevered free cash flow is calculated as net income (loss) before interest income (expense) and income taxes, subtracting the impact of income taxes, and adding or subtracting (as applicable) the net impact of depreciation and amortization, capital expenditures and changes in net working capital. Unlevered free cash flow includes stock-based compensation expense, which was treated as a cash expense.

BridgeBio (Ex-Eidos) Management Projections (Non-Risk Adjusted for Probability of Success)

The following table presents a summary of the BridgeBio (Ex-Eidos) Management Projections:

	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Revenue	$8	$23	$82	$195	$593	$1,702	$3,640	$6,259	$9,578	$13,278	$17,228	$21,060	$24,405	$27,514	$27,954	$28,796	$29,944	$30,815	$29,902	$29,276	$28,718	$28,434	$17,308	$11,236
EBIT(1)	$(259)	$(417)	$(683)	$(893)	$(918)	$(215)	$1,010	$3,268	$5,743	$8,833	$11,895	$14,865	$17,414	$19,663	$20,140	$20,778	$21,680	$22,410	$21,945	$21,459	$21,290	$21,065	$12,923	$8,366

(1)

EBIT is a non-GAAP financial measure, which should not be considered a substitute for, or superior to, net income as a measure of operating performance or cash flows or as a measure of liquidity. For purposes of the financial projections, EBIT is defined as net income (loss) before interest income (expense) and income taxes.

Adjusted BridgeBio (Ex-Eidos) Projections

The following table presents a summary of the Adjusted BridgeBio (Ex-Eidos) Projections:

	Fiscal Year ending December 31,
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E
	(Dollars in millions)
Low Case
Revenue	$104	$22	$25	$31	$92	$375	$1,012	$1,667	$2,324	$2,735	$3,201	$3,601	$3,856	$3,827	$3,094	$2,942	$2,832	$2,472	$2,134	$2,071	$1,525	$1,441	$294	$70	$19	$8	$2
EBIT(1)	($269)	($302)	($434)	($388)	($292)	($39)	$435	$903	$1,394	$1,726	$2,074	$2,384	$2,569	$2,510	$2,062	$1,939	$1,878	$1,658	$1,419	$1,354	$1,022	$948	$208	$50	$14	$7	$1
Unlevered Free Cash Flow (consolidated)(2)	($270)	($303)	($435)	($389)	($296)	($68)	$286	$649	$1,046	$1,316	$1,594	$1,845	$2,005	$1,988	$1,698	$1,547	$1,493	$1,344	$1,151	$1,076	$858	$757	$270	$62	$16	$7	$2
Unlevered Free Cash Flow (excluding minority interests)(2)	($250)	($289)	($413)	($374)	($287)	($65)	$257	$593	$971	$1,231	$1,505	$1,754	$1,915	$1,905	$1,624	$1,477	$1,431	$1,287	$1,111	$1,043	$842	$746	$267	$61	$16	$7	$2
Mid Case
Revenue	$104	$22	$25	$31	$92	$375	$1,012	$1,671	$2,351	$2,808	$3,315	$3,758	$4,058	$4,071	$3,355	$3,207	$3,103	$2,747	$2,413	$2,356	$1,814	$1,736	$350	$81	$21	$9	$2
EBIT(1)	($269)	($302)	($434)	($396)	($304)	($52)	$421	$896	$1,403	$1,773	$2,153	$2,496	$2,714	$2,682	$2,246	$2,126	$2,067	$1,851	$1,615	$1,552	$1,217	$1,141	$246	$58	$16	$7	$2
Unlevered Free Cash Flow (consolidated)(2)	($270)	($303)	($435)	($397)	($308)	($81)	$275	$643	$1,051	$1,350	$1,653	$1,930	$2,116	$2,121	$1,842	$1,694	$1,643	$1,496	$1,306	$1,231	$1,012	$909	$323	$73	$19	$7	$2
Unlevered Free Cash Flow (excluding minority interests)(2)	($250)	($289)	($413)	($382)	($298)	($75)	$246	$587	$976	$1,265	$1,564	$1,838	$2,026	$2,038	$1,768	$1,624	$1,580	$1,438	$1,265	$1,198	$995	$898	$319	$72	$18	$7	$2
High Case
Revenue	$104	$22	$25	$31	$92	$375	$1,012	$1,676	$2,377	$2,880	$3,429	$3,916	$4,261	$4,315	$3,616	$3,473	$3,373	$3,022	$2,693	$2,641	$2,104	$2,031	$405	$92	$23	$9	$2
EBIT(1)	($269)	($302)	($434)	($404)	($315)	($66)	$407	$889	$1,412	$1,821	$2,233	$2,608	$2,860	$2,856	$2,430	$2,314	$2,258	$2,044	$1,811	$1,750	$1,413	$1,335	$285	$66	$17	$8	$2
Unlevered Free Cash Flow (consolidated)(2)	($270)	($303)	($435)	($405)	($319)	($94)	$264	$637	$1,056	$1,383	$1,712	$2,014	$2,226	$2,254	$1,986	$1,842	$1,793	$1,648	$1,460	$1,388	$1,167	$1,062	$376	$83	$21	$8	$2
Unlevered Free Cash Flow (excluding minority interests)(3)	($250)	($289)	($413)	($390)	($309)	($86)	$235	$581	$981	$1,298	$1,622	$1,923	$2,136	$2,170	$1,911	$1,771	$1,730	$1,590	$1,419	$1,353	$1,149	$1,050	$372	$82	$21	$8	$2

(1)

EBIT is a non-GAAP financial measure, which should not be considered a substitute for, or superior to, net income as a measure of operating performance or cash flows or as a measure of liquidity. For purposes of the financial projections, EBIT is defined as net income (loss) before interest income (expense) and income taxes.

(2)

Unlevered free cash flow is a non-GAAP financial measure, which should not be considered a substitute for, or superior to, net income as a measure of operating performance or cash flows or as a measure of liquidity. For purposes of the financial projections, unlevered free cash flow is calculated as net income (loss) before interest income (expense) and before income taxes, subtracting the impact of income taxes, and adding or subtracting (as applicable) the net impact of depreciation and amortization, capital expenditures and changes in net working capital. Unlevered free cash flow includes stock-based compensation expense, which was treated as a cash expense.

(3)	Excludes the portion of unlevered free cash flow attributable to minority interests in certain of BridgeBio’s consolidated subsidiaries.

Interests of Certain Persons in the Mergers

In considering the recommendation of the BridgeBio board, BridgeBio stockholders should be aware that certain of BridgeBio’s directors and executive officers have interests in the mergers that may be different from, or in addition to, those of BridgeBio’s stockholders generally. These interests may present such directors and executive officers with actual or potential conflicts of interests, and these interests, to the extent material, are described in this section. The BridgeBio board was aware of these interests and considered them, among other matters, prior to providing its approval and recommendation with respect to the merger agreement and the transactions contemplated thereby.

In considering the recommendations of the Eidos special committee and the Eidos board, Eidos stockholders should be aware that the directors and executive officers of Eidos have interests in the mergers that may differ from, or may be in addition to, the interests of Eidos stockholders generally. These interests may present such directors and executive officers with actual or potential conflicts of interests, and these interests, to the extent material, are described in this section. The Eidos special committee and the Eidos board were aware of these interests and considered them, among other matters, prior to providing their respective approvals and recommendations with respect to the merger agreement and the transactions contemplated thereby.

Common Directors and Executive Officers

Neil Kumar, Ph.D., is a director and executive officer of Eidos and is also a director and executive officer of BridgeBio. Uma Sinha, Ph.D., is a director and executive officer of Eidos and is also an executive officer of BridgeBio. Cameron Turtle, D.Phil., is an executive officer of both Eidos and BridgeBio. Ali Satvat is a director of both Eidos and BridgeBio. The following table lists each individual who holds a position as a director or executive officer (as applicable) of both Eidos and BridgeBio. Each of these individuals is expected to retain his or her position with BridgeBio following the completion of the mergers.

Individual	Eidos Position	BridgeBio Position
Neil Kumar, Ph.D.	Chief Executive Officer and Director	Chief Executive Officer and Director
Uma Sinha, Ph.D.	Chief Scientific Officer and Director	Chief Scientific Officer
Cameron Turtle, D.Phil	Chief Business Officer	Senior Vice President, Portfolio Management and Corporate Development
Ali Satvat	Director	Director

Indemnification and Insurance

BridgeBio is organized under the laws of the state of Delaware. Section 145 of the DGCL permits a corporation to include in its organizational documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The BridgeBio bylaws provide that present or former directors and officers of BridgeBio will be indemnified and advanced expenses by BridgeBio to the fullest extent permitted by Delaware law. BridgeBio may also, in the discretion of the BridgeBio board, provide indemnification and advance expenses to certain non-officer employees in connection with a proceeding, if such proceeding was authorized in advance by the BridgeBio board. The BridgeBio certificate of incorporation also limits the personal liability of BridgeBio directors to the fullest extent permitted by the DGCL.

The merger agreement requires that, as of the effective time, the surviving corporation following the mergers (the “surviving corporation”) will, and BridgeBio will cause the surviving corporation to, indemnify, defend and hold harmless, and advance expenses to current and former directors and officers of Eidos, to the fullest extent that Eidos would have been permitted by applicable law and by the Eidos certificate of incorporation or the Eidos bylaws as in effect on the date of the merger agreement.

The merger agreement also requires BridgeBio to cause the surviving corporation to purchase a “tail” policy as of the effective time and, for a period of six years after the effective time, to cause to be maintained in effect for the benefit of its current or former directors or officers an insurance and indemnification policy with an insurer with the same or better credit rating as the current carrier for Eidos that provides coverage for acts or omissions occurring prior to the effective time covering each such person currently covered by the officers’ and directors’ liability insurance policy of Eidos on terms with respect to coverage and in amounts no less favorable than those of each party’s directors’ and officers’ insurance policy in effect on the date of the merger agreement. However, the premium for such tail policy may not exceed 300% of the annual premium paid by Eidos for its directors’ and officers’ insurance coverage existing as of the date of the merger agreement. If the premium for such tail policy would exceed such maximum premium, BridgeBio will only be required to obtain as much directors’ and officers’ insurance coverage as can be obtained by paying such maximum premium.

Effects of the Mergers on Eidos Equity Awards

Equity awards granted under Eidos’ Amended and Restated 2016 Equity Incentive Plan (the “2016 plan”), to the extent such awards remain outstanding and unvested at the time of the mergers, will become fully vested upon the closing of the mergers under the terms of the 2016 plan. Equity awards granted under Eidos’ Amended and Restated 2018 Stock Option and Incentive Plan (the “2018 plan”), to the extent outstanding and unvested at the time of the mergers, will not vest upon the closing of the mergers (or any termination of employment in connection with the mergers) under the terms of the 2018 plan. The following table sets forth, for each of Eidos’ executive officers, (i) the number of unvested Eidos options expected to be held as of March 31, 2021 that will become vested upon the closing of the mergers pursuant to the terms of the 2016 plan, (ii) the value of such accelerated Eidos options based on the cash consideration of $73.26 per share, less the applicable exercise price for each such option, (iii) under the all-cash election option, the number of unvested Eidos restricted share awards expected to be held as of March 31, 2021, that will become vested upon the closing of the mergers pursuant to the terms of the 2016 plan and (iv) the value of such accelerated Eidos restricted share awards based on the cash consideration of $73.26 per share (assuming in each case that such awards remain outstanding immediately prior to the effective time of the mergers). As discussed in more detail below, each outstanding Eidos equity award at the effective time of the mergers will be converted into an analogous BridgeBio equity award in connection with the mergers. See, “The Transaction Agreements—Description of the Merger Agreement—Treatment of Eidos Equity Awards.”

Name of Executive Officer	Number of Shares of Eidos Common Stock Subject to Unvested Eidos Options (#)	Total Value of Unvested Eidos Options ($)	Number of Shares of Eidos Common Stock Subject to Unvested Eidos Restricted Share Awards (#)	Total Value of Unvested Eidos Restricted Share Awards ($)
Neil Kumar, Ph.D.	—	—	—	—
Uma Sinha, Ph.D.	—	—	21,617	1,583,661
Cameron Turtle, D.Phil.	—	—	10,424	763,662
Jonathan C. Fox, M.D., Ph.D.	—	—	29,503	2,161,390

Equity awards granted to Eidos’ directors will become fully vested and exercisable upon the closing of the mergers under the terms of Eidos’ Amended and Restated Non-Employee Director Compensation Policy, including the equity awards granted to each of Suzanne Sawochka Hooper and Douglas “Duke” Rohlen in connection with their appointment as members of the Eidos board, effective August 6, 2020, which consisted of (i) an option to purchase 21,447 shares of Eidos common stock at an exercise price of $41.42 per share and (ii) a restricted stock unit award of 4,526 shares of Eidos common stock (collectively, the “director awards”).

The approximate value of the director awards is set forth in the table below, based on (i) the number of outstanding equity awards expected to be held by each director as of March 31, 2021, (ii) in the case of unvested

Eidos options, the cash consideration of $73.26 per share, less the applicable exercise price for such options, and (iii) in the case of Eidos restricted stock unit awards, the cash consideration of $73.26 per share. The amounts set forth in the table below represent the value of such awards on a pre-tax basis.

Name of Director	Number of Shares of Eidos Common Stock Subject to Unvested Eidos Options (#)	Total Value of Unvested Eidos Options ($)	Number of Shares of Eidos Common Stock Subject to Unvested Eidos Restricted Stock Units (#)	Total Value of Unvested Eidos Restricted Stock Units ($)
Suzanne Sawochka Hooper	21,447	682,872	4,526	331,575
Douglas “Duke” Rohlen	21,447	682,872	4,526	331,575
William Lis	35,880	1,388,053.68	—	—
Ali Satvat	50,232	1,292,325.84	—	—

No Severance Payments

No executive officer or director of BridgeBio or Eidos is entitled to or will receive any severance payments in connection with the mergers.

Share Ownership of Directors and Executive Officers

Certain of the executive officers and directors of BridgeBio beneficially own shares of Eidos common stock, and these executive officers and directors will receive the merger consideration upon completion of the mergers for each share of Eidos common stock that he or she holds. Please see the section titled “Security Ownership of Certain Beneficial Owners of BridgeBio.”

Eidos Special Committee Compensation

In consideration of the expected time and effort that would be required of the members of the Eidos special committee in evaluating the proposed Merger, including negotiating the terms and conditions of the merger agreement, the Eidos board determined that each member of the Eidos special committee would receive as compensation an amount in cash of $25,000 per calendar month (pro-rated for any partial month served) during which the Eidos special committee is in existence, commencing with and including the month of August 2020. The compensation was approved by the Eidos board and was not, and is not, contingent upon the approval of the Eidos merger proposal or completion of the mergers or any other transaction involving BridgeBio or Eidos. No other meeting fees or other compensation (other than reimbursement for reasonable out-of-pocket expenses incurred in connection with their service on the Eidos special committee) will be paid to the members of the Eidos special committee in connection with their service on the Eidos special committee.

Quantification of Potential Payments to Eidos Named Executive Officers in Connection with the Merger

Eidos’ “named executive officers” for purposes of the disclosure in this proxy statement/prospectus are the following individuals:

•	Neil Kumar, Ph.D., Chief Executive Officer;

•	Uma Sinha, Ph.D., Chief Scientific Officer; and

•	Cameron Turtle, D.Phil, Chief Business Officer.

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation that is based on or otherwise relates to the mergers that may become payable to each of Eidos’ named executive officers.

The amounts indicated below are estimates of amounts that would be payable assuming the mergers are completed on March 31, 2021. These estimates are based on certain assumptions that may not actually occur, including assumptions described below. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.

	Golden Parachute Compensation(1)
Name	Cash ($)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ benefits ($)	Tax reimbursement ($)	Other ($)	Total ($)
Neil Kumar, Ph.D. Chief Executive Officer	—	—	—	—	—	—	—

Uma Sinha, Ph.D. Chief Scientific Officer	—	1,583,661	—	—	—	—	1,583,661

Cameron Turtle, D.Phil Chief Business Officer	—	763,662	—	—	—	—	763,662

(1)

The amounts set forth in this table assume the cash consideration is equal to $73.26 per share. With respect to an election to receive the stock consideration (i.e., 1.85 shares of BridgeBio common stock), the per-share consideration is assumed to be $73.88 per Eidos common share, which is based on the average closing price of Eidos common stock on the Nasdaq over the first five business days following the first public announcement of the mergers on October 5, 2020, as prescribed by Item 402(t) of Regulation S-K with respect to a value which is not a fixed dollar amount (rounded to the nearest cent). If the per-share consideration of $73.88 was used, the value of the accelerated equity awards would be as follows: for Dr. Kumar, $0; for Dr. Sinha, $1,597,064; and for Dr. Turtle, $770,125. Except as set forth in this table, there is no compensation that is based on or otherwise relates to the mergers that may become payable to each of Dr. Kumar, Dr. Sinha or Dr. Turtle.

(2)

The amounts in this column represent the value of unvested equity awards held by each named executive officer that are subject to single-trigger vesting upon the closing of the mergers pursuant to the terms of the 2016 plan. None of the executive officers hold unvested options under the 2016 plan and Dr. Kumar holds no equity awards under the 2016 plan or 2018 plan. The amounts reflected in the following table represent, for each named executive officer, the value of accelerated vesting of unvested Eidos restricted share awards granted under the 2016 plan and held by the executive. The values in the table below were calculated by multiplying (x) the cash consideration of $73.26 as discussed in Note (1) immediately above by (y) the number of shares of Eidos common stock underlying each Eidos restricted share award as of September 30, 2020 and March 31, 2021, respectively. Under the 2018 plan, the closing of the mergers will not constitute a change in control event that would otherwise trigger accelerated vesting in connection with the closing of the mergers or upon a termination of employment in connection with the closing of the mergers.

	As of September 30, 2020		As of March 31, 2021
Name	Restricted Share Awards ($)	Total Value ($)	Restricted Share Awards ($)	Total Value ($)
Neil Kumar, Ph.D.	—	—	—	—
Uma Sinha, Ph.D.	3,167,250	3,167,250	1,583,661	1,583,661
Cameron Turtle, D.Phil.	1,709,888	1,709,888	763,662	763,662

Board and Management of BridgeBio Following the Mergers

The directors and executive officers of BridgeBio prior to the mergers are expected to continue as directors and executive officers of BridgeBio after the mergers.

Accounting Treatment

The transaction will be accounted for as an acquisition of a non-controlling interest and no gain or loss is recognized upon its completion because BridgeBio already controls and will retain control over Eidos. There are no adjustments to the carrying values of assets and liabilities of the participating entities as the mergers represent a common control transaction.

Exchange of Shares

BridgeBio has selected the American Stock Transfer & Trust Company to serve as the exchange agent and to handle the exchange of shares of BridgeBio common stock or cash, as applicable, for shares of Eidos common stock.

At the effective time, BridgeBio will deposit with the exchange agent (i) a sufficient number of shares of BridgeBio common stock to be issued as the stock consideration and (ii) an amount in cash in immediately available funds sufficient to make payments of (A) the aggregate cash consideration, (B) any consideration payable in lieu of any fractional shares of BridgeBio common stock and (C) any dividends or distributions paid with respect to the outstanding shares of BridgeBio common stock after the effective time.

As described above, the exchange agent will provide appropriate election and transmittal materials to record holders of Eidos common stock advising such holders of the procedure to make an election and obtain the applicable merger consideration.

Listing of Shares of BridgeBio Common Stock

Pursuant to the merger agreement, BridgeBio has agreed to use its reasonable best efforts to cause the shares of BridgeBio common stock to be issued to Eidos stockholders in the mergers to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the closing of the mergers. It is expected that, following the mergers, the shares of BridgeBio common stock will be listed on the Nasdaq and trade under the symbol “BBIO.”

Delisting and Deregistration of Eidos Common Stock

Following the mergers, the Eidos common stock will be delisted from the Nasdaq, deregistered under the Exchange Act and cease to be publicly traded.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial information gives effect to the mergers, further described in Note 1—Description of Transaction and Basis of Presentation. The consummation of the mergers described in this joint proxy statement/prospectus remains subject to satisfaction of customary closing conditions and required approvals described in the merger agreement.

The selected unaudited pro forma condensed consolidated balance sheet data as of September 30, 2020 gives effect to the mergers as if they occurred on September 30, 2020. The selected unaudited pro forma condensed consolidated statements of operations data for the nine months ended September 30, 2020 and for the year ended December 31, 2019 give effect to the mergers as if they occurred on January 1, 2019.

The unaudited pro forma condensed consolidated financial information includes the unaudited pro forma condensed consolidated balance sheet as of September 30, 2020, the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2020 and the year ended December 31, 2019, and the notes to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial statements are based on, and should be read in conjunction with the following documents of BridgeBio and Eidos incorporated by reference within this joint proxy statement/prospectus:

•	BridgeBio’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the SEC on November 5, 2020;

•	BridgeBio’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 3, 2020;

•	Eidos’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the SEC on October 29, 2020; and

•	Eidos’ Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 26, 2020.

The historical condensed consolidated financial information of BridgeBio has been adjusted in the unaudited pro forma condensed consolidated financial information to give pro forma effect to events that are (i) directly attributable to the mergers, (ii) factually supportable, and (iii) with respect to the unaudited condensed consolidated statements of operations, expected to have a continuing impact.

The pro forma adjustments are based on currently available information and certain assumptions that BridgeBio’s management believes are reasonable. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and is not intended to present or be indicative of what the results of operations or financial position would have been had the events actually occurred on the dates indicated, nor is it meant to be indicative of future results of operations or financial position for any future period or as of any future date.

The unaudited pro forma condensed consolidated financial information is based on historical information and does not give effect to the potential impact of current financial conditions, cost savings or operating synergies that may result from the mergers.

BRIDGEBIO PHARMA, INC.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2020

(in thousands, except share and per share amounts)

	Beginning Balance	Pro Forma Adjustments	Notes	Pro Forma
Assets
Current assets:
Cash and cash equivalents	$366,967	$(175,000)	(a)	$191,967
Short-term marketable securities	343,714	—		343,714
Receivable from a related party	8,000	—		8,000
Prepaid expenses and other current assets	26,703	(1,600)	(b)	25,103

Total current assets	745,384	(176,600)		568,784
Property and equipment, net	16,182	—		16,182
Operating lease, right of use assets, net	9,644	—		9,644
Other assets	16,483	—		16,483

Total assets	$787,693	$(176,600)		$611,093

Liabilities, Redeemable Convertible Noncontrolling Interests and Stockholders’ Equity
Current liabilities:
Accounts payable	$9,839	$—		$9,839
Accrued compensation and benefits	18,755	—		18,755
Accrued research and development liabilities	24,901	—		24,901
Accrued professional services	4,706	37,084	(b)	41,790
LEO call option liability	5,198	—		5,198
Operating lease liabilities, current portion	3,617	—		3,617
Other accrued liabilities	8,691	(187)	(c)	8,504

Total current liabilities	75,707	36,897		112,604
Term loans, noncurrent, net	93,392	—		93,392
2027 Notes, net	378,502	—		378,502
Operating lease liabilities, net of current portion	8,236	—		8,236
Other liabilities	13,469	—		13,469

Total liabilities	569,306	36,897		606,203
Redeemable convertible noncontrolling interests	2,574	—		2,574

Stockholders’ Equity
Undesignated preferred stock	—	—		—
Common stock	125	21	(a)	146
Treasury stock	(75,000)	—		(75,000)
APIC	1,006,944	(167,261)	(a), (b), (c)	839,683
Accumulated other comprehensive income	461	—		461
Accumulated deficit	(768,774)	(1,671)	(c)	(770,445)
Noncontrolling interests	52,057	(44,586)	(a)	7,471

Total stockholders’ equity	215,813	(213,497)		2,316

Total liabilities, redeemable convertible noncontrolling interests, and stockholders’ equity	$787,693	$(176,600)		$611,093

See accompanying “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.”

BRIDGEBIO PHARMA, INC.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended September 30, 2020

(in thousands, except share and per share amounts)

	Beginning Balance	Pro Forma Adjustments	Notes	Pro Forma
License revenue	$8,127	$—		$8,127
Operating expenses:	—	—		—
Research and development	246,873	—		246,873
General and administrative	108,247	—		108,247

Total operating expenses	355,120	—		355,120

Loss from operations	(346,993)	—		(346,993)
Other income (expense), net:
Interest income	3,567	—		3,567
Interest expense	(25,693)	—		(25,693)
Other expense	(1,344)	—		(1,344)

Total other income (expense), net	(23,470)	—		(23,470)

Net loss	(370,463)	—		(370,463)
Net loss attributable to redeemable convertible noncontrolling interests and noncontrolling interests	41,720	(29,053)	(a)	12,667

Net loss to attributable to common stockholders of BridgeBio	$(328,743)	$(29,053)	(a)	$(357,796)

Net loss per share, basic and diluted	$(2.79)			$(2.57)

Weighted-average shares used in computing net loss per share, basic and diluted	117,663,038		(d)	138,973,299

See accompanying “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.”

BRIDGEBIO PHARMA, INC.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2019

(in thousands, except share and per share amounts)

	Beginning Balance	Pro Forma Adjustments	Notes	Pro Forma
License revenue	$40,560	$—		$40,560
Operating expenses:
Cost of license revenue	2,500	—		2,500
Research and development	209,947	—		209,947
General and administrative	94,353	—		94,353

Total operating expenses	306,800	—		306,800

Loss from operations	(266,240)	—		(266,240)
Other income (expense), net:
Interest income	8,915	—		8,915
Interest expense	(8,765)	—		(8,765)
Loss from ML Bio asset acquisition	(416)	—		(416)
Share in net loss of equity method investments	(20,869)	—		(20,869)
Other expense	(1,210)	—		(1,210)

Total other income (expense), net	(22,345)	—		(22,345)

Net loss	(288,585)	—		(288,585)
Net loss attributable to redeemable convertible noncontrolling interests and noncontrolling interests	27,998	(13,713)	(a)	14,285

Net loss to attributable to common stockholders of BridgeBio	$(260,587)	$(13,713)	(a)	$(274,300)

Net loss per share, basic and diluted	$(2.48)			$(2.19)

Weighted-average shares used in computing net loss per share, basic and diluted	105,099,089		(d)	125,410,868

See accompanying “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.”

BRIDGEBIO PHARMA, INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1.    Description of Transaction and Basis of Presentation

On October 5, 2020, BridgeBio Pharma, Eidos, Merger Sub I and Merger Sub II entered into the merger agreement that contains the terms and conditions of the mergers, described in this joint proxy statement/prospectus, whereby:

•

BridgeBio plans to acquire the outstanding shares of Eidos common stock that are owned by the noncontrolling interest holders in exchange for cash and shares of BridgeBio common stock (the “repurchase of Eidos NCI”);

•

Subject to the satisfaction of the conditions set forth in the merger agreement: (i) Merger Sub I will merge with and into Eidos with Eidos surviving the initial merger and (ii) Merger Sub II will merge with and into Eidos, with Merger Sub II surviving the subsequent merger and becoming an indirect wholly-owned subsidiary of BridgeBio;

•

Immediately before the completion of the mergers, BridgeBio will exchange the outstanding share-based awards of Eidos for the share-based awards of BridgeBio subject to the same terms and conditions (the “share-based awards exchange”).

The unaudited pro forma condensed consolidated balance sheet is presented on a basis to reflect the mergers as if they occurred on September 30, 2020. The unaudited pro forma condensed consolidated statements of operations are presented on a basis to reflect the mergers as if they occurred on January 1, 2019, the beginning of the pro forma period. Eidos is controlled and consolidated by BridgeBio during the pro forma period and its financial information is not shown separately.

The repurchase of Eidos NCI is accounted for as an acquisition of a noncontrolling interest because BridgeBio already controls and will retain control over Eidos. The mergers are accounted for as a common control transaction as Eidos, Merger Sub I and Merger Sub II are controlled by BridgeBio immediately before and after the completion of the mergers. There are no adjustments to the carrying values of the participating entities as a result of the mergers. The share-based award exchange represents a cancellation of the Eidos share-based awards with concurrent issuance of the BridgeBio replacement awards and is accounted for as a modification of share-based awards.

2.    Estimated Consideration Payable

As of September 30, 2020, the calculation of the preliminary estimated consideration payable to the noncontrolling interest holders of Eidos assumes the payment in cash and shares of BridgeBio common stock based on the merger agreement as follows (in thousands, except share and per share amounts):

Outstanding shares of Eidos common stock	38,592,203
Less: Shares owned by BridgeBio	(24,575,501)
Add: Shares issuable under ESPP	11,217

Estimated outstanding shares of Eidos common stock to be repurchased by BridgeBio	14,027,919

Consideration payable in cash
Estimated number of Eidos shares to be repurchased for cash	2,388,752
Price per share of Eidos common stock at closing	$73.26

Total estimated consideration payable in cash	$175,000

Consideration payable in BridgeBio common stock
Estimated number of Eidos common stock shares to be repurchased for BridgeBio common stock	11,639,167
Stock exchange ratio	1.85
Estimated number of BridgeBio shares to be issued to Eidos noncontrolling interest holders	21,532,459
Fair value of BridgeBio common stock(1)	$40.02

Total estimated consideration payable in BridgeBio common stock	$861,729

Total estimated consideration payable to Eidos noncontrolling interest holders	$1,036,729

(1)	Represents the closing price of BridgeBio common stock on the Nasdaq on November 4, 2020

The consideration payable to the Eidos noncontrolling interest holders will be determined at the closing of the mergers and may differ from the above estimate. The number of shares of BridgeBio common stock to be issued to the Eidos noncontrolling interest holders will be based on the number of Eidos shares outstanding at the closing of the mergers and the number of Eidos noncontrolling interest holders that elect to receive cash consideration.

3.    Unaudited Pro Forma Adjustments

The following adjustments were applied to the unaudited condensed consolidated balance sheet and the unaudited condensed consolidated statements of operations:

(a) Repurchase of Eidos NCI

The pro forma adjustment to the unaudited condensed consolidated balance sheet reflects the elimination of the outstanding carrying value of the Eidos noncontrolling interest balance of $44.6 million as of September 30, 2020. The estimated consideration payable in cash and shares of BridgeBio common stock to the Eidos noncontrolling interest holders is recorded to cash and additional paid-in capital accounts. No gain or loss is recognized for the repurchase of Eidos NCI as BridgeBio controls Eidos immediately before and after the repurchase of Eidos NCI. The difference of $130.4 million between the total estimated consideration payable to the Eidos noncontrolling interest holders and the carrying value of the noncontrolling interest is recorded to BridgeBio’s additional paid-in capital.

The pro forma adjustments to the unaudited condensed consolidated statements of operations reflect the elimination of the net loss allocated to the Eidos noncontrolling interest holders of $29.0 million and $13.7 million for the nine months ended September 30, 2020 and the year ended December 31, 2019, respectively.

The fair value of the BridgeBio common stock issued as part of the repurchase of Eidos NCI will be measured on the closing date of the mergers at the closing price per share of BridgeBio’s closing common stock per share value on the Nasdaq. Any change in this closing price per share will result in a consideration payable amount being different than the estimated amounts presented in the unaudited pro forma condensed consolidated financial information, and that difference may be material. Fluctuations in the price per share of the BridgeBio common stock will not impact the number of shares of the BridgeBio common stock issued at the closing of the mergers. A change of 10% in the per share price of BridgeBio’s common stock would increase or decrease the consideration paid as follows (in thousands, except for per share amounts).

	BridgeBio Stock Price	Total Consideration Payable
As presented in the pro forma condensed consolidated financial information	$40.02	$1,036,729
10% increase in the price per share of BridgeBio common stock	$44.02	$1,122,859
10% decrease in the price per share of BridgeBio common stock	$36.02	$950,599

The amounts presented in the unaudited pro forma condensed consolidated financial information assume that the Eidos noncontrolling interest holders will elect the maximum cash consideration payable of $175.0 million. The Eidos noncontrolling interest holders could elect settlement in BridgeBio shares that would result in a decrease in the total cash consideration paid on the closing of the Transaction. This election would result in a consideration payable amount that is different than the estimated amounts presented in the unaudited pro forma condensed consolidated financial information, and that difference may be material. A change in the Eidos noncontrolling interest holders election would change the consideration paid as follows (in thousands, except for share amounts):

	As presented in the consolidated pro forma results	No cash consideration elected by noncontrolling interest holders
Estimated consideration payable in cash	$175,000	$—
Estimated consideration payable in BridgeBio common stock	$861,729	$1,038,585
Estimated number of BridgeBio shares to be issued to Eidos noncontrolling interest holders	21,532,459	25,951,650

(b) Direct Transaction Costs

The pro forma adjustment to the unaudited condensed consolidated balance sheet reflects the estimated direct transaction costs incurred by BridgeBio and Eidos of approximately $38.7 million through the expected date of closing of the mergers that will be recorded as a reduction to additional paid-in capital. The amount represents $1.6 million already included in prepaid expenses and other current assets as of September 30, 2020 and $37.1 million of the estimated future costs reflected as an increase of accrued professional services. These costs include fees for investment banking services, advisory, legal, accounting, due diligence, tax, valuation, printing, and other services directly attributable to the mergers.

No pro forma adjustment is being applied to the unaudited condensed consolidated statements of operations as the direct transaction costs are nonrecurring and do not have a continuing impact.

(c) Acceleration of the Eidos Share-Based Awards

The pro forma adjustment of $1.9 million credited to additional paid-in capital in the unaudited condensed consolidated balance sheet as of September 30, 2020 reflects $1.7 million of incremental stock-based compensation expense with respect to the accelerated vesting of the Eidos share-based awards pursuant to a change in control provision of the Amended and Restated 2016 Equity Incentive Plan of Eidos and the elimination of the early exercised option liability of $0.2 million.

No pro forma adjustment for the stock-based compensation expense for the accelerated vesting of the Eidos equity-awards is reflected in the condensed consolidated statements of operations as such expenses are nonrecurring in nature. No pro forma adjustment for the incremental stock-based compensation expense for the share-based awards exchange is reflected in the condensed consolidated statements of operations as there was no calculated incremental fair value as a result of the issuance of the replacement share-based awards by BridgeBio.

(d) Estimated Consideration Payable in BridgeBio Shares

For the purpose of the net loss per share calculation, the weighted average shares outstanding have been adjusted to give effect to the issuance of BridgeBio common stock in connection with the mergers as of January 1, 2019 or the date of issuance of the Eidos common stock, if later. The shares of Eidos common stock issued during the pro forma period are assumed to be exchanged for BridgeBio common stock. As BridgeBio is in the net loss position, any adjustment to the denominator for potentially dilutive shares would be anti-dilutive, and as such basic and diluted loss per share are the same for all periods presented.

The basic and diluted net loss per share are presented in the unaudited pro forma condensed consolidated financial information assuming that the Eidos noncontrolling interest holders will elect the maximum cash consideration payable of $175.0 million.

The Eidos noncontrolling interest holders could elect settlement in shares that would result in a change to the number of BridgeBio shares issued and presented in the unaudited pro forma condensed consolidated financial information, and that difference may be material. A change in the Eidos noncontrolling interest holders election would change the basic and diluted net loss per share as follows:

	Nine months ended September 30, 2020	Year ended December 31, 2019
As presented in the pro forma condensed consolidated financial information
Net loss per share, basic and diluted	$(2.57)	$(2.19)
Weighted-average shares used in computing net loss per share, basic and diluted	138,973,299	125,410,868
No cash consideration elected by noncontrolling interest holders
Net loss per share, basic and diluted	$(2.50)	$(2.11)
Weighted-average shares used in computing net loss per share, basic and diluted	143,392,490	129,830,059

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the U.S. federal income tax consequences of the mergers generally applicable to a “U.S. holder” (as defined below) of Eidos common stock and is based on the Internal Revenue Code, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date of this joint proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this summary. This discussion does not address any state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax, or Medicare contribution tax considerations.

Except as otherwise specifically set forth below, this summary addresses only those Eidos stockholders who are “U.S. holders” (as defined below) and hold their Eidos common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). In addition, this summary does not address all of the U.S. federal income tax consequences that may be relevant to particular Eidos stockholders in light of their individual circumstances or to Eidos stockholders that are subject to special rules, such as: financial institutions; pass-through entities or investors in pass-through entities; insurance companies; tax-exempt organizations; holders subject to the alternative minimum tax provisions of the Internal Revenue Code; regulated investment companies; real estate investment trusts; dealers in securities; traders in securities that elect to use a mark-to-market method of accounting; persons that hold Eidos common stock as part of a straddle, hedge, constructive sale or conversion transaction; persons that purchased or sell their shares of Eidos common stock as part of a wash sale; certain expatriates or persons that have a functional currency other than the U.S. dollar; stockholders who acquired their shares of Eidos common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan; and persons who actually or constructively own more than 5% of the outstanding shares of Eidos common stock.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Eidos common stock who for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more U.S. persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes; or (iv) an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Eidos common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Eidos common stock, you should consult your tax advisor regarding the tax consequences of the mergers.

Neither BridgeBio nor Eidos intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers. Accordingly, there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the mergers described in this discussion, or that any such contrary position would not be sustained.

ALL HOLDERS OF EIDOS COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Mergers

The mergers, taken together, are expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In such case:

•

a U.S. holder that exchanges all of its shares of Eidos common stock solely for shares of BridgeBio common stock (and any cash received in lieu of a fractional share) in the initial merger generally will recognize no gain or loss;

•

a U.S. holder that exchanges all of its shares of Eidos common stock solely for cash in the initial merger, generally will recognize gain or loss equal to the difference between the amount of cash received and its tax basis in the Eidos common stock; and

•

a U.S. holder that exchanges its shares of Eidos common stock for a combination of BridgeBio common stock and cash (other than solely cash received in lieu of a fractional share), generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the BridgeBio common stock and cash received by the U.S. holder exceeds such U.S. holder’s tax basis in such U.S. holder’s Eidos common stock, and (2) the amount of cash received by such U.S. holder;

The U.S. federal income tax consequences of the mergers to a U.S. holder of Eidos common stock will depend on whether the U.S. holder receives cash, shares of BridgeBio common stock or a combination of cash and shares of BridgeBio common stock in exchange for the U.S. holder’s Eidos common stock in the mergers. At the time a U.S. holder makes a cash or stock election pursuant to the terms of the merger agreement, the U.S. holder will not know whether, and to what extent, the proration provisions of the merger agreement will alter the mix of consideration the U.S. holder will receive. As a result, the tax consequences to such U.S. holder will not be ascertainable with certainty until the U.S. holder knows the precise amount of cash and shares of BridgeBio common stock that the U.S. holder will receive in the mergers.

The aggregate tax basis of any BridgeBio common stock received in the initial merger will be the same as the aggregate tax basis of the Eidos common stock exchanged for such BridgeBio common stock, decreased by any amount of cash received in the initial merger, and increased by any amount of gain recognized on the exchange. The holding period of any BridgeBio common stock received in exchange for shares of Eidos common stock in the initial merger will include the holding period of the Eidos common stock surrendered in the initial merger.

If U.S. holders acquired different blocks of Eidos common stock at different times or at different prices, any gain will be determined separately with respect to each block of Eidos common stock, and such U.S. holders’ basis and holding period in such U.S. holders’ shares of BridgeBio common stock may be determined with reference to each block of Eidos common stock. Such U.S. holders should consult their tax advisors regarding the manner in which cash and BridgeBio common stock received in the initial merger should be allocated among different blocks of Eidos common stock and with respect to identifying the bases or holding periods of the particular shares of BridgeBio common stock received in exchange for such shares Eidos common stock in the initial merger.

Gain or loss that U.S. holders recognize in connection with the initial merger will generally constitute capital gain or loss and will generally constitute long-term capital gain or loss if such U.S. holders have held their Eidos common stock for more than one year as of the date of the initial merger. Long-term capital gain of certain non-corporate holders of Eidos common stock, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

If a U.S. holder actually or constructively owns BridgeBio common stock immediately after the mergers, such U.S. holders’ receipt of cash may be treated as having the effect of the distribution of a dividend to the U.S. holder unless, in a hypothetical transaction in which all shareholders received solely BridgeBio stock and the appropriate amount of such stock was redeemed for cash, (i) the amount of the U.S. holder’s stock redeemed is at least equal to 20% of the U.S. holder’s hypothetical ownership of BridgeBio immediately prior to the redemption or (ii) the redemption is not essentially equivalent to a dividend. The IRS has previously ruled that a redemption of a minority shareholder whose relative stock interest in a corporation is minimal and who exercises no control over the affairs of the corporation that results in a reduction of such shareholder’s interest of any amount will not be considered essentially equivalent to a dividend. Cash received that is treated as having the effect of the distribution of a dividend could result in the recognition of ordinary dividend income instead of capital gain, to the extent of both Eidos’ and BridgeBio’s available earnings and profits.

In addition, beneficial owners of Eidos common stock who are not U.S. holders (that is, non-U.S. holders) may also be treated as receiving a dividend as a result of the application the rules described above and accordingly be subject to U.S. federal income and withholding tax with respect to cash received in the mergers. Non-U.S. holders should be aware that applicable withholding agents may withhold on all payments of cash to non-U.S. holders because withholding agents may not be able to determine whether the foregoing rules apply to each non-U.S. holder. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, Eidos stockholders, should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Treatment of Cash in Lieu of Fractional Shares

A U.S. holder who receives cash in lieu of a fractional share of BridgeBio common stock will generally be treated as having received the fractional share of BridgeBio common stock pursuant to the initial merger, subject to the tax treatment described above, and then as having sold to BridgeBio such fractional share for cash. As a result, a U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share of BridgeBio common stock. Gain or loss recognized with respect to cash received in lieu of a fractional share of BridgeBio common stock will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time of the initial merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

U.S. Federal Income Tax Consequences if the Mergers Do Not Qualify as a Reorganization

As of the date of this joint proxy statement/prospectus, BridgeBio and Eidos expect the mergers, taken together, to qualify as a “reorganization.” However, it is not a condition to the completion of the mergers that the mergers should qualify as a “reorganization.” Accordingly, the mergers may be completed even if they do not qualify as a “reorganization” as a result of, for example, a change in law following the date of this joint proxy statement/prospectus. In the event BridgeBio and Eidos determine the mergers should not qualify as a “reorganization,” they will promptly make such determination available to shareholders in an appropriate manner.

If the mergers do not qualify as a “reorganization,” a U.S. holder generally would recognize gain or loss in an amount equal to the difference between (1) the fair market value of the shares of BridgeBio common stock and the amount of cash received in the initial merger (including cash received in lieu of fractional shares of BridgeBio common stock) by such U.S. holder and (2) such U.S. holder’s basis in the Eidos common stock surrendered. Gain or loss would need to be calculated separately for each block of Eidos common stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Except as described in the following paragraph, any gain or loss recognized generally would be capital gain or loss and would generally be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Eidos common stock exceeds one year as of the date of the initial merger. Long-term capital gain of non-corporate U.S. holders (including individuals) currently is eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s holding period in shares of BridgeBio common stock received in the initial merger would begin on the day following the initial merger.

Section 304 may apply to the mergers if Eidos shareholders own 50% or more of the total combined voting power or 50% of the total combined value of all classes of stock of BridgeBio, taking into account constructive ownership rules under the Internal Revenue Code, as of the date of the completion of the mergers. Because these percentages will not be ascertainable until the completion of the mergers, we cannot say with certainty whether Section 304 will apply to the mergers. If Section 304 of the Internal Revenue Code were to apply to the mergers, a U.S. holder of Eidos common stock who actually or constructively own BridgeBio common stock immediately prior to the mergers and who receive cash in exchange for its Eidos common stock may have such cash treated as having the effect of the distribution of a dividend, unless, in a hypothetical transaction in which such U.S. holder received solely BridgeBio stock and the appropriate amount of such stock was redeemed for cash, (i) such U.S. holder’s ownership of BridgeBio stock after such redemption is less than 80% of such U.S. holder’s ownership of Eidos stock immediately prior to the mergers or (ii) the redemption is not essentially equivalent to a dividend. The IRS has previously ruled that a redemption of a minority shareholder whose relative stock interest in a corporation is minimal and who exercises no control over the affairs of the corporation that results in a reduction of such shareholder’s interest of any amount will not be considered essentially equivalent to a dividend. Cash received that is treated as having the effect of the distribution of a dividend could result in the recognition of ordinary dividend income instead of capital gain, to the extent of both Eidos’ and BridgeBio’s available earnings and profits.

In addition, non-U.S. holders may also be treated as receiving a dividend as a result of the application of Section 304 of the Internal Revenue Code as described above and accordingly be subject to U.S. federal income and withholding tax with respect to cash received in the mergers. Non-U.S. holders should be aware that applicable withholding agents may withhold on all payments of cash to non-U.S. holders because withholding agents may not be able to determine whether the foregoing rules apply to each non-U.S. holder. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, Eidos stockholders who actually or constructively own BridgeBio common stock, or expect to own Bridge Bio Common Stock immediately before the initial merger, should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A GENERAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS AND IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO YOU. THUS, YOU ARE STRONGLY ENCOURAGED TO CONSULT YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

THE TRANSACTION AGREEMENTS

Description of the Merger Agreement

The following is a summary of the material terms and conditions of the merger agreement. This summary may not contain all the information about the merger agreement that is important to you. This summary is qualified in its entirety by reference to the merger agreement attached as Annex A to, and incorporated by reference into, this joint proxy statement/prospectus. You are encouraged to read the merger agreement in its entirety because it is the legal document that governs the mergers.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement

The merger agreement and the summary of its terms in this joint proxy statement/prospectus have been included to provide information about the terms and conditions of the merger agreement. The terms and information in the merger agreement are not intended to provide any other public disclosure of factual information about BridgeBio, Eidos or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the merger agreement are made by BridgeBio, Eidos, Merger Sub I and Merger Sub II only for the purposes of the merger agreement and are qualified and subject to certain limitations and exceptions agreed to by BridgeBio, Eidos, Merger Sub I and Merger Sub II in connection with negotiating the terms of the merger agreement, including being qualified by reference to confidential disclosures. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC, including being qualified by reference to confidential disclosures. Moreover, information concerning the subject matter of the representations and warranties, which were made as of the date of the merger agreement and do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of BridgeBio, Eidos or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

For the purposes of the merger agreement, unless otherwise explicitly stated, (i) Eidos and its subsidiaries are not treated as Affiliates of BridgeBio and its subsidiaries (and vice versa) and (ii) Eidos and its subsidiaries are not treated as subsidiaries of BridgeBio.

Structure of the Transaction

The mergers will be implemented through two steps that will occur in immediate succession.

At the effective time, Merger Sub I will merge with and into Eidos, with Eidos surviving as an indirect wholly owned subsidiary of BridgeBio. Immediately following the effective time, Eidos will merge with and into Merger Sub II, with Merger Sub II surviving as an indirect wholly owned subsidiary of BridgeBio.

Immediately upon consummation of the mergers, Eidos stockholders (other than BridgeBio and its subsidiaries) are expected to own between approximately 16% and 18% of the outstanding shares of BridgeBio common stock, depending on the amount of cash Eidos stockholders elect to receive, and a total of approximately

147,895,005 shares to 152,394,197 shares of BridgeBio common stock are expected to be outstanding. Eidos common stock currently trades on the Nasdaq under the symbol “EIDX.” Following the consummation of the mergers, Eidos common stock will be delisted from the Nasdaq, deregistered under the Exchange Act and will cease to be publicly traded. BridgeBio common stock currently trades on the Nasdaq under the symbol “BBIO.”

Completion and Effectiveness of the Mergers

Unless another date and time are agreed to by BridgeBio and Eidos, the completion of the mergers will occur on the fifth business day following the satisfaction or waiver of the conditions to completion of the mergers (other than those conditions that by their nature are to be satisfied at completion of the mergers, but subject to the fulfillment or waiver of such conditions at the time of completion) described under “—Conditions to Completion of the Mergers.”

The initial merger will be completed and become effective at such time as the certificate of merger with respect to the initial merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as agreed to by BridgeBio, Eidos, Merger Sub I and Merger Sub II and specified in the certificate of merger with respect to the initial merger).

Immediately following the effective time, the subsequent merger will be completed and become effective at such time as the certificate of merger with respect to the subsequent merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as agreed to by BridgeBio, Eidos, Merger Sub I and Merger Sub II and specified in the certificate of merger with respect to the subsequent merger).

As of the date of this joint proxy statement/prospectus, BridgeBio and Eidos expect that the mergers will be consummated in the first quarter of 2021. However, closing of the mergers is subject to the satisfaction or, to the extent permitted by applicable law, waiver of the conditions set forth in the merger agreement, which are summarized below. There can be no assurances as to when, or if, the consummation of the mergers will occur. If the mergers are not completed on or before the outside date of June 4, 2021, either BridgeBio or Eidos may terminate the merger agreement. Notwithstanding the foregoing, the right to terminate the merger agreement after the outside date will not be available to any party that has materially breached its obligations under the merger agreement, if such material breach was the primary cause of the failure of a condition to the consummation of the mergers. See “—Conditions to Completion of the Mergers” and “—Termination of the Merger Agreement.”

Merger Consideration

As a result of the mergers, each share of Eidos common stock issued and outstanding immediately prior to the effective time that is not owned by BridgeBio or any of its subsidiaries and that is not an Eidos restricted share award will be converted automatically at the effective time into the right to receive the merger consideration as follows:

•

for each share of Eidos common stock with respect to which an election to receive the stock consideration has been made and not revoked or lost pursuant to the merger agreement or with respect to which no election has been made, the stock consideration (i.e., 1.85 shares of BridgeBio common stock); or

•

for each share of Eidos common stock with respect to which an election to receive the cash consideration has been made and not revoked or lost pursuant to the merger agreement, the cash consideration (i.e., $73.26), subject to proration as described below.

If the number of shares electing to receive the cash consideration multiplied by the per share cash consideration exceeds $175 million, then each share of Eidos common stock with respect to which an election to receive the cash consideration has been made and not revoked or lost pursuant to the merger agreement will be converted into the right to receive (i) an amount (without interest) of cash equal to the quotient of (A)

$175 million divided by (B) the number of shares electing to receive the cash consideration and (ii) a number of shares of BridgeBio common stock equal to the product of 1.85 multiplied by (A) one minus (B) a fraction, (x) the numerator of which is $175 million and (y) the denominator of which is the product of (1) the number of shares electing to receive the cash consideration multiplied by (2) $73.26. The stock consideration will not be subject to proration.

The merger consideration will be adjusted appropriately to reflect the effect of any stock dividend or any subdivision split (including a reverse stock split), combination or consolidation of shares, or any similar event resulting in a change in the number shares or class of outstanding shares of BridgeBio common stock after the date of the merger agreement and prior to the effective time.

Conversion of Eidos Common Stock; Elections as to Form of Consideration

Form of Election. The merger agreement provides that BridgeBio or the exchange agent will make available to Eidos stockholders a form of election with which a stockholder may elect to receive either the stock consideration or the cash consideration. BridgeBio or the American Stock Transfer & Trust Company, the exchange agent, will mail the election form to Eidos stockholders of record at least 20 business days prior to the anticipated election deadline, which deadline will be on the date as near as practicable to the date that is three business days prior to the expected closing date of the mergers, unless otherwise agreed to in advance by BridgeBio and Eidos. Following the mailing, BridgeBio or the exchange agent will also make available forms of election to each person who subsequently becomes a holder of Eidos common stock. If you have not received a form of election, you may obtain one by contacting the exchange agent toll free at (877) 248-6417 or at (718) 921-8317. The merger agreement requires BridgeBio and Eidos to issue a press release at least five business days prior to the anticipated date of the election deadline. If the closing date of the mergers is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date, and BridgeBio and Eidos will promptly announce any such delay or rescheduling.

Holders of Eidos common stock who wish to elect the type of consideration they will receive in the mergers should carefully review and follow the instructions set forth in the form of election. Elections must be sent to the exchange agent. Elections sent to Eidos or BridgeBio will be invalid. The instructions may require Eidos stockholders to send to the exchange agent, together with the completed forms of elections, the share certificates (if any) representing the shares of Eidos common stock reflected on the completed form of election in order for the form of election to be considered properly submitted. Eidos stockholders who hold their shares in “street name” should follow their broker’s instructions for making an election with respect to such shares. Shares of Eidos common stock as to which the holder has not made a valid election prior to the election deadline or as to which the form of election is lost will be treated as though they had not made an election and will receive the stock consideration.

Each holder of Eidos common stock may specify on the form of election the whole number of shares of Eidos common stock (including restricted stock) owned by such holder with respect to which such holder wishes to (i) make an election for stock consideration, (ii) make an election for cash consideration or (iii) make no election at all, which such shares will then be deemed non-election shares and will receive the stock consideration. To make an election, a holder of Eidos common stock must submit a properly completed form of election so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election.

Because a fixed number of shares of BridgeBio common stock is to be received by Eidos stockholders as stock consideration, the implied value of the merger consideration will fluctuate with the market price of BridgeBio common stock and, accordingly, the stock consideration at the time of the closing of the mergers may be more or less valuable than the cash consideration. However, the value of the stock consideration at the time of the closing of the mergers will not be known at the time Eidos stockholders vote on the mergers or at the time Eidos stockholders elect their form of merger consideration. You should obtain current stock price quotations for

Eidos common stock and BridgeBio common stock before you elect your preferred form of the merger consideration. The Eidos common stock is traded on the Nasdaq under the symbol “EIDX” and the BridgeBio common stock is traded on the Nasdaq under the symbol “BBIO.”

Additionally, even holders of Eidos common stock that properly submit and do not withdraw a completed form of election prior to the election deadline will be subject to the proration procedures in the merger agreement if they elect to receive the cash consideration and, accordingly, there is no guarantee that holders of Eidos common stock electing to receive the cash consideration will receive the merger consideration preferences reflected in his, her or its completed form of election. For more information regarding the proration procedures, please read the section above entitled “—Merger Consideration.”

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline. If an election is revoked and a subsequent properly executed form of election is not properly completed or actually received by the exchange agent prior to the election deadline, the holder having revoked the election will be deemed to have made no election with respect to his, her or its shares of Eidos common stock, and the related shares will receive the stock consideration.

Eidos stockholders will not be entitled to revoke or change their elections following the election deadline. As a result, Eidos stockholders who have made elections will be unable to revoke their elections during the interval between the election deadline and the date of completion of the mergers.

Shares of Eidos common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will receive the stock consideration. If it is determined by the exchange agent that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Letter of Transmittal. Promptly after the completion of the mergers (but in no event later than five business days thereafter), BridgeBio or the exchange agent will send a letter of transmittal to those persons who, at the effective time of the mergers, either held certificated shares of Eidos common stock or held book-entry shares of Eidos common stock other than through The Depository Trust Company (and who have not previously submitted a form of election and properly surrendered shares of Eidos common stock to the exchange agent pursuant to the instructions on the form of election). The mailing will also contain instructions on how to surrender shares of Eidos common stock (if these shares have not already been surrendered). Upon physical surrender of any certificated shares or the surrender by book-receipt of an “agent’s message” for any book-entry shares and the delivery of the properly completed letter of transmittal, the holder of Eidos common stock will be entitled to receive, for each share of Eidos common stock surrendered, the merger consideration the holder is entitled to receive under the merger agreement and an amount in cash equal to the fractional share consideration resulting from the rounding down of any shares of BridgeBio common stock that otherwise would have been issuable as merger consideration.

Withholding. BridgeBio is entitled to deduct and withhold from the cash portion of each of the aggregate merger consideration, the consideration for fractional shares or the cash dividends or distributions payable to any holder of Eidos common stock or Eidos restricted stock such amounts as it is required to deduct and withhold under any federal, state, local or foreign tax law. If any such amounts are withheld, these amounts will be treated for all purposes of the mergers as having been paid to the Eidos stockholders from whom they were withheld.

Fractional Shares. No certificates, receipts or scrip representing fractional shares of BridgeBio common stock will be issued upon the conversion of shares of Eidos common stock pursuant to the merger agreement. Instead, each Eidos stockholder who would otherwise be entitled to fractional shares of BridgeBio common stock will be entitled to an amount in cash, rounded to the nearest whole cent, determined by multiplying (i) the amount of the fractional share interest in a share of BridgeBio common stock to which such holder is entitled under the merger agreement and (ii) the volume weighted average price for a share of BridgeBio common stock on the Nasdaq (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by BridgeBio and Eidos) for the five consecutive trading days ending on (and including) the second trading day immediately prior to the election deadline

Lost, Stolen or Destroyed Certificates. If any share certificates owned by Eidos stockholders have been lost, stolen, mutilated or destroyed, then before such Eidos stockholder becomes entitled to receive the merger consideration, such Eidos stockholder may be required to provide an affidavit of the loss, theft, mutilation or destruction and may be required to post a bond in such amount as BridgeBio or its exchange agent may reasonably determine.

Termination of Exchange Fund. Any shares of BridgeBio common stock, and any funds that had been made available to the exchange agent for the payment of per share merger consideration, that have not been disbursed to Eidos stockholders one year after the effective time of the mergers will be delivered to BridgeBio. Thereafter, holders will be entitled to look only to BridgeBio for issuance or payment of the merger consideration (after giving effect to any required tax withholdings). Notwithstanding anything to the contrary in the foregoing, none of the surviving corporation of the mergers, BridgeBio, the exchange agent or any other person shall be liable to any former Eidos stockholder for any portion of the exchange fund properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Any merger consideration remaining unclaimed by Eidos stockholders immediately prior to such time as such amounts would otherwise escheat to, or become property of, any governmental entity will, to the extent permitted by applicable law, become the property of the surviving corporation or an affiliate thereof designated by the surviving corporation, free and clear of any claim or interest of any person previously entitled thereto.

Stock Transfer Books. The stock transfer books of Eidos will be closed at the effective time of the mergers and after the effective time there will be no transfers on the stock transfer books of Eidos of any shares of Eidos common stock that were outstanding prior to the effective time.

Treatment of Eidos Equity Awards

Treatment of Eidos Stock Options. Immediately prior to the effective time, each Eidos option will be converted into an option, on the same terms and conditions applicable to such Eidos option immediately prior to the effective time (including for any accelerated vesting in connection with the mergers or the other transactions contemplated by the merger agreement), to purchase the number of shares of BridgeBio common stock, rounded down to the nearest whole share, that is equal to the product of the number of shares of Eidos common stock subject to such Eidos option immediately prior to the effective time, multiplied by the stock award exchange ratio, at an exercise price per share of BridgeBio common stock equal to (i) the exercise price for the shares subject to such Eidos option immediately prior to the effective time divided by (ii) the stock award exchange ratio.

Treatment of Eidos Restricted Stock. Each outstanding Eidos restricted share award will be converted into an award covering a number of whole restricted shares of BridgeBio common stock equal to the product of (i) the number of shares of Eidos common stock subject to such Eidos restricted share award immediately prior to the effective time multiplied by (ii) 1.85, which BridgeBio shares will be subject to the same terms and conditions as were applicable to such Eidos restricted share award immediately prior to the effective time (including for any accelerated vesting in connection with the mergers or the other transactions contemplated by the merger agreement). Any fractional restricted shares of BridgeBio common stock resulting from the above formula will be paid out to the holder of such Eidos restricted share award in cash (rounded to the nearest cent), without interest but after giving effect to any required tax withholdings, in an amount equal to the product of (x) the fraction of a share of BridgeBio common stock to which such holder would otherwise have been entitled to receive, multiplied by (y) the volume weighted average (rounded to the nearest cent) of the trading price for a share of BridgeBio common stock on the Nasdaq for the five consecutive trading days ending on (and including) the second trading day immediately prior to the election deadline, without regard to any vesting requirements.

In addition to the foregoing, the parties have agreed that, to the extent that Eidos RSUs are granted to new hires in the interim period prior to the effective time of the mergers, the RSUs will be treated in the same manner as Eidos restricted share awards, discussed above. Accordingly, each Eidos RSU granted to new hires in the interim period prior to the effective time of the mergers will be converted into an award of restricted stock units in respect of a number of shares of BridgeBio common stock equal to the product of (i) the number of Eidos RSUs outstanding immediately prior to the effective time of the mergers, multiplied by (ii) 1.85, which BridgeBio converted restricted stock units will be subject to the same terms and conditions as were applicable to such Eidos RSUs immediately prior to the effective time of the mergers. Any fractional BridgeBio restricted stock unit resulting from the above formula will be paid out to the holder of such Eidos RSUs in cash (rounded to the nearest cent), without interest but after giving effect to any required tax withholdings, in an amount equal to the product of (x) the fraction of a share of BridgeBio common stock (rounded to the nearest thousandth when expressed in decimal form) to which such holder would otherwise have been entitled to receive, multiplied by (y) the volume weighted average (rounded to the nearest cent) of the trading price for a share of BridgeBio common stock on the Nasdaq for the five consecutive trading days ending on (and including) the second trading day immediately prior to the election deadline, without regard to any vesting requirements.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by Eidos, BridgeBio, Merger Sub I and Merger Sub II that are subject in some cases to exceptions and qualifications (including exceptions that are not material to the party making the representations and warranties and its subsidiaries, taken as a whole, and exceptions that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making the representations and warranties). See “—Definition of ‘Material Adverse Effect’” for the definition of material adverse effect. The representations and warranties in the merger agreement relate to, among other things:

•	organization, good standing and qualification;

•	capital structure;

•	corporate authority; approval and fairness;

•	governmental filings; no violations; certain contracts;

•	company reports; financial statements;

•	absence of certain changes;

•	litigation and liabilities;

•	compliance with laws; licenses; anti-corruption laws; import and export laws;

•	material contracts;

•	real property;

•	employee benefits;

•	labor matters;

•	environmental matters;

•	taxes;

•	intellectual property;

•	insurance;

•	takeover statutes;

•	brokers and finders;

•	healthcare regulatory matters;

•	information furnished; and

•	no other representations or warranties.

Additionally, each of BridgeBio, Merger Sub I and Merger Sub II also makes representations and warranties relating to, among other things:

•	capitalization of Merger Sub I and Merger Sub II;

•	financing; and

•	ownership of shares.

The representations and warranties in the merger agreement do not survive the effective time.

See “—Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement.”

Definition of “Material Adverse Effect”

Many of the representations and warranties in the merger agreement are qualified by “material adverse effect” on the party making such representations and warranties.

For purposes of the merger agreement, “material adverse effect” means, with respect to either BridgeBio or Eidos, any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate with such other changes, events, occurrences, state of facts, conditions, circumstances, developments or effects, has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of such party or its subsidiaries (if applicable); provided, however, that none of the following, and nothing arising out of, or resulting from, any of the following, shall be deemed to constitute or be taken into account in determining whether there has been, or would reasonably expected to be, a material adverse effect:

(i)

changes in the economy, credit or financial markets or political, regulatory or business conditions in the United States or any other countries in which the applicable party (or its subsidiaries if applicable) has any material operations;

(ii)	changes that are the result of factors generally affecting the industries, markets or geographical areas in which the applicable party (or its subsidiaries if applicable) conducts its businesses;

(iii)	changes in GAAP or in any law unrelated to the merger agreement or the mergers and of general applicability after the date of the merger agreement;

(iv)

any failure by the applicable party to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of the merger agreement and prior to the completion of the mergers; provided that the exception in this clause (iv) shall not prevent or otherwise affect a determination that any change (not otherwise excluded under this definition) underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a material adverse effect;

(v)

acts of war, civil disobedience, hostilities, sabotage, cyberattacks, terrorism, military actions or the escalation of any of the foregoing, any catastrophic weather or natural disaster, or any epidemic, pandemic or outbreak of illness (including the COVID-19 (or SARS-CoV-2) virus) or other force majeure event, whether or not caused by any person (other than the applicable party or any of its Affiliates or representatives (as defined below)) or any national or international calamity or crisis;

(vi)

any actions taken or omitted to be taken by the applicable party (or its subsidiaries if applicable) that are expressly required to be taken by the merger agreement or any actions taken or omitted to be taken with the other party’s prior written consent or at the other party’s written request (except for any obligation to operate in the ordinary course or similar obligation); provided, however, that the exceptions in this clause (vi) shall not apply with respect to references to a material adverse effect in the representations and warranties related to governmental filings, no conflicts and consents and approvals;

(vii)

any changes caused by the negotiation of, entry into or announcement, pendency or performance of the transactions contemplated by the merger agreement or any transaction litigation, including any changes in the relationship of the applicable party (or its subsidiaries if applicable) with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationships; provided, however, that the exceptions in this clause (vii) shall not apply with respect to references to material adverse effect in the representations and warranties related to governmental filings, no conflicts and consents and approvals;

(viii)	a decline in the market price, or change in trading volume, of the shares of the applicable party’s common stock on the Nasdaq;

(ix)

in the case of Eidos, the results of, or any data derived from or any delay in (including any delays in identifying, recruiting, training or enrolling suitable patients or clinical investigators), any pre-clinical or clinical testing being conducted for acoramidis or any competitive products or product candidates of any other entity; or

(x)	in the case of BridgeBio, any adverse changes affecting Eidos (whether or not rising to the level of a Eidos material adverse effect).

With respect to clauses (i), (ii), (iii), and (v) above, such change, event, occurrence, state of facts, condition, circumstance, development or effect shall be taken into account in determining whether a “material adverse effect” has occurred to the extent it disproportionately adversely affects the applicable party compared to other companies of similar size in the industry in which the applicable party primarily operates.

Conduct of Business Pending the Mergers

Under the merger agreement, each of BridgeBio and Eidos have undertaken certain covenants requiring it (and, in the case of BridgeBio, its subsidiaries), from the date of the merger agreement until the effective time (unless the other party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed) and subject to certain exceptions, including as required by applicable law (including any law issued in response to the COVID-19 (or SARS-COV-2) virus), to use its reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects and, to the extent consistent therewith, to use its reasonable best efforts to preserve its business organizations substantially intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, production companies, distributors, licensees, licensors, creditors, lessors, employees and business associates and others having material business dealings with it and to keep available the services of its present employees and agents.

Conduct of Business of Eidos Pending the Mergers

Subject to certain exceptions, from the execution of the merger agreement until the effective time, Eidos will not (unless BridgeBio shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed)):

•	adopt or propose any changes in its certificate of incorporation or bylaws;

•	merge or consolidate Eidos with any other entity or restructure, reorganize or completely or partially liquidate;

•

acquire any assets outside of the ordinary course of business consistent with past practice from any other entity in consideration in excess of $5,000,000 in any individual transaction or series of related transactions or $20,000,000 in the aggregate;

•

issue, sell, pledge, dispose of, transfer or encumber any shares of its capital stock (other than the issuance of shares in respect of the settlement of Eidos equity awards outstanding as of the date of the merger agreement or issued in accordance with the terms of the merger agreement) in accordance with their terms and, as applicable, the Eidos stock plans in effect as of the date of the merger agreement, securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

•	create or incur any lien (other than those permitted under the terms of the merger agreement) that would be material to Eidos, taken as a whole, on any assets of Eidos;

•

make any loans, advances, guarantees or capital contributions to or investments in any entity, other than advances to employees of Eidos in respect of travel or other related business expenses, in each case in the ordinary course of business consistent with past practice;

•	declare, set aside or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

•

reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the withholding of shares to satisfy withholding tax obligations upon the exercise, vesting or settlement of Eidos equity awards outstanding as of the date of the merger agreement (or issued after the date of the merger agreement in accordance with the terms of the merger agreement) in accordance with their terms and, as applicable, the Eidos stock plans as in effect on the date of the merger agreement or as the same may be amended in accordance with the terms of the merger agreement);

•

incur any indebtedness for borrowed money with an aggregate principal amount in excess of $5,000,000 or guarantee such indebtedness of another entity, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Eidos;

•	make or authorize any capital expenditure in excess of $5,000,000 individually or in the aggregate during any twelve-month period beginning on or after the date of the merger agreement;

•

enter into any contract that would have been a “material contract” pursuant to Item 601(b)(10) of Regulation S-K (a “material contract”) had it been entered into prior to the merger agreement other than in the ordinary course of business consistent with past practice;

•

amend, modify, cancel or terminate any material contract, lease or sublease, or cancel, modify or waive any material debts or claims held by it or waive any material rights, in each case other than in the ordinary course of business consistent with past practice;

•

amend any material permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a governmental entity (“licenses”) in any material respect, or allow any such license to lapse, expire or terminate, other than (i) amendments, renewals or extensions of licenses in the ordinary course of business consistent with past practice or (ii) non-renewal or non-extension of licenses that are not necessary to conduct Eidos’ business as then conducted;

•

except as expressly provided for by Section 7.12 of the merger agreement, amend, modify, terminate or cancel a material insurance policy (or reinsurance policy) or self-insurance program of Eidos in effect as of the date of the merger agreement, unless, simultaneous with such termination or cancellation, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing or self-insurance programs, in each case, providing coverage equal to or greater than the coverage under the terminated or canceled policies for substantially similar premiums, as applicable, are in full force and effect;

•	make any changes with respect to accounting policies or procedures, except as required by GAAP or by applicable law;

•

other than with respect to transaction litigation, settle or compromise any proceeding which would reasonably be expected to (i) prevent or materially delay or impair the consummation of the mergers or the other transactions contemplated by the merger agreement, (ii) involve any material injunctive or equitable relief or impose material restrictions on Eidos’ business, taken as a whole, or (iii) involve any criminal liability or any admission of material wrongdoing or material wrongful conduct by Eidos;

•

(i) make, change or revoke any material tax election, (ii) enter into any settlement or compromise of any material tax liability, (iii) file any amended tax return with respect to any material tax, (iv) adopt or change any method of tax accounting or tax accounting period, (v) enter into any closing agreement relating to any material tax, (vi) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material tax, (vii) surrender any right to claim a material tax refund or (viii) fail to file when due (taking into account any applicable extensions) any material tax return required to be filed with respect to Eidos in a jurisdiction where Eidos currently files such tax returns;

•

transfer, sell, lease, license, mortgage, surrender, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, rights, properties or businesses (including intellectual property rights) with a fair market value in excess of $5,000,000, in the aggregate, except (i) for sales or other dispositions of obsolete assets, (ii) for transfers, sales or other dispositions of inventory in the ordinary course of business consistent with past practice, (iii) pursuant to contracts in effect prior to the date of the merger agreement, (iv) for non-exclusive licenses in the ordinary course of business or (v) for abandonments, non-renewals or non-extensions of intellectual property rights that are not material to the conduct of Eidos’ business as then conducted;

•

except as required pursuant to the terms of any benefit plan in effect as of the date of the merger agreement, or as adopted or amended following the date of the merger agreement in accordance with the merger agreement, or in the ordinary course of business consistent with past practice (including approval from the Eidos board or the compensation committee thereof, as applicable), (i) materially increase in any manner the compensation or consulting fees, bonus or pension or welfare benefits of any Eidos employee, (ii) materially reduce compensation or benefits with respect to any Eidos employees, (iii) grant any severance, termination, retention or change-in-control pay to any Eidos employee, (iv) become a party to, establish, adopt, materially amend, commence participation in or terminate any material benefit plan or any arrangement that would have been a material benefit plan had it been in existence as of the date of the merger agreement, (v) grant any new Eidos equity awards or amend or modify the terms of any outstanding Eidos equity awards, (vi) take any action to accelerate the vesting, lapsing of restrictions or payment, or to fund or in any other way secure the payment, of compensation or benefits provided to any Eidos employee or (vii) forgive any loans or issue any loans to Eidos employees;

•

become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a trade union, labor union, works council or similar organization;

•

materially amend any privacy policies or the operation or security of any IT assets used in its business in any manner that is materially adverse to Eidos, in each case other than as required by applicable law;

•

(i) enter into any new line of business other than any line of business in which Eidos is engaged (or plans to be engaged) in as of the date of the merger agreement or (ii) form or acquire securities or ownership interests in an entity which would constitute its subsidiary; or

•	agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

Conduct of Business of BridgeBio Pending the Merger

Subject to certain exceptions, from the execution of the merger agreement until the effective time, BridgeBio will not, and will cause each of its subsidiaries not to (unless BridgeBio shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed)):

•	adopt or propose any change in the certificate of incorporation or bylaws of BridgeBio, Merger Sub I or Merger Sub II;

•	merge or consolidate BridgeBio, Merger Sub I or Merger Sub II with any other entity, other than any merger or consolidation of BridgeBio in which BridgeBio is the surviving entity;

•	completely or partially liquidate BridgeBio, Merger Sub I or Merger Sub II;

•

issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of BridgeBio, securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, in each case other than (i) the issuance of equity awards under the BridgeBio stock plan in the ordinary course of business consistent with past practice and (ii) the issuance of shares in respect of the settlement of equity awards outstanding as of the date of the merger agreement (or issued after the date of the merger agreement) in accordance with their terms and, as applicable, the BridgeBio stock plan;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

•

reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the withholding of shares to satisfy withholding tax obligations upon the exercise, vesting or settlement of equity awards outstanding as of the date of the merger agreement (or issued after the date of the merger agreement) under the BridgeBio stock plan in accordance with their terms and, as applicable, the BridgeBio stock plan); or

•	agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

Obligations to Recommend the Adoption of the Merger Agreement and the Approval of the BridgeBio Share Issuance

As discussed under “The Eidos Special Meeting,” the Eidos board, acting on the unanimous recommendation of the Eidos special committee, recommends that Eidos stockholders vote “FOR” the adoption of the merger agreement and approval of the mergers and other transactions contemplated by the merger agreement (the “Eidos recommendation”). The Eidos board, however, may (i) withdraw (or modify, withhold or qualify in any manner adverse to BridgeBio with respect to the mergers) or propose publicly to withdraw (or modify, withhold or qualify in any manner adverse to BridgeBio with respect to the mergers) its Eidos recommendation or (ii) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, an alternative Eidos acquisition proposal for Eidos, in each case under specified circumstances as discussed under “—No Solicitation.”

Similarly, as discussed under “The BridgeBio Special Meeting,” the BridgeBio board unanimously recommends that BridgeBio stockholders vote “FOR” the BridgeBio share issuance proposal (the “BridgeBio recommendation”). The BridgeBio board, however, may (i) withdraw (or modify, withhold or qualify in any manner adverse to Eidos) or propose publicly to withdraw (or modify, withhold or qualify in any manner adverse to Eidos) its BridgeBio recommendation or (ii) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, an alternative BridgeBio acquisition proposal for BridgeBio, in each case under specified circumstances as discussed under “—No Solicitation.”

No Solicitation

Under the terms of the merger agreement, subject to certain exceptions described below, from the date of the merger agreement until the earlier of the effective time or the termination of the merger agreement in accordance with its terms, neither Eidos nor BridgeBio, nor any of their respective directors, officers and employees will (and Eidos and BridgeBio will each instruct and use its reasonable best efforts to cause its respective investment bankers, attorneys, accountants and other advisors or representatives (collectively, “representatives”) not to), directly or indirectly:

•

initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or would be reasonably expected to lead to, any Eidos acquisition proposal or BridgeBio acquisition proposal (each as defined below);

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or that would be reasonably expected to lead to, any Eidos acquisition proposal or BridgeBio acquisition proposal, or provide any nonpublic information or data to any entity in connection with the foregoing, in each case, except to notify such entity of the existence of this provision of the merger agreement; or

•	resolve or agree to do any of the foregoing.

Notwithstanding anything to the contrary in the merger agreement, prior to the time, but not after, the requisite Eidos stockholder approvals or BridgeBio stockholder approval are obtained, Eidos and its representatives or BridgeBio and its representatives, respectively, may: (i) provide information in response to a unsolicited bona fide written Eidos acquisition proposal or BridgeBio acquisition proposal, as applicable, after the date of the merger agreement that did not result from a breach in any material respect of the merger agreement if Eidos receives from the entity making such Eidos acquisition proposal or BridgeBio receives from the entity making such BridgeBio acquisition proposal, as applicable, an executed confidentiality agreement on terms not less restrictive than those contained in the confidentiality agreement relating to the merger agreement (provided that such information has been or is made available to Eidos or BridgeBio, as applicable, prior to or promptly after the time such information is made available to such entity) and (ii) engage or otherwise participate in any discussions or negotiations with any entity who has made such an unsolicited bona fide written Eidos acquisition proposal or BridgeBio acquisition proposal, as applicable, if and only to the extent that, (A) prior to taking any action described in clause (i) or (ii) directly above, the Eidos board (acting upon the recommendation of the Eidos special committee)) or the Eidos special committee or the BridgeBio board, as applicable, determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and (B) in each such case referred to in clause (i) or (ii) directly above, the Eidos board (acting upon the recommendation of the Eidos special committee) or the Eidos special committee or the BridgeBio board, as applicable, has determined in good faith based on the information then available and after consultation with its outside legal counsel and financial advisor that such Eidos acquisition proposal or BridgeBio acquisition proposal, as applicable, either constitutes a Eidos superior proposal or BridgeBio superior proposal or could be reasonably expected to result in a Eidos superior proposal or BridgeBio superior proposal.

Except as set forth below, neither the Eidos board, the BridgeBio board nor any committee thereof (including, in the case of Eidos, the Eidos special committee) will (i) either (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to the other party, the Eidos recommendation or the BridgeBio recommendation, (B) authorize, approve, recommend or otherwise declare advisable, or publicly propose to authorize, approve, recommend or otherwise declare advisable, any Eidos acquisition proposal or BridgeBio acquisition proposal, (C) fail to include the recommendations by Eidos or BridgeBio in this joint proxy statement/prospectus, (D) fail to recommend against acceptance of a tender offer or exchange offer by the close of business on the tenth business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, or (E) fail to publicly reaffirm its approval or recommendation of the merger agreement within ten business days after another party to the merger agreement so requests in writing if an Eidos acquisition proposal or a BridgeBio acquisition proposal, as applicable, or any material modification thereto shall have been made publicly or sent or given to the stockholders of the other party (or any person or group shall have publicly announced an intention, whether or not conditional, to make an Eidos acquisition proposal or a BridgeBio acquisition proposal, as applicable) or within two business days of such request in the event such Eidos acquisition proposal or BridgeBio acquisition proposal (as applicable) or material modification is publicly made, sent or given less than ten business days prior to the then-scheduled Eidos special meeting or BridgeBio special meeting (any of the foregoing actions or inactions, an “adverse recommendation change”) or (ii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, or other similar agreement relating to any Eidos acquisition proposal or BridgeBio acquisition proposal.

Notwithstanding anything to the contrary set forth in the merger agreement, the Eidos board (acting upon the recommendation of the Eidos special committee) or the Eidos special committee may, prior to but not after the time the requisite Eidos stockholder approvals are obtained, make an adverse recommendation change if, and only if:

•

an intervening event has occurred and Eidos board (acting upon the recommendation of the Eidos special committee) or the Eidos special committee has determined in good faith, after consulting with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable law; or

•

Eidos receives an Eidos acquisition proposal and the Eidos board (acting upon the recommendation of the Eidos special committee) or the Eidos special committee has determined in good faith, after consulting with its financial advisor and outside legal counsel, that such Eidos acquisition proposal constitutes an Eidos superior proposal and that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable law;

provided that neither the Eidos board nor the Eidos special committee may take any such action (and the Eidos special committee may not recommend to the Eidos board to take such action) unless (i) prior to making such adverse recommendation change, Eidos provides prior written notice to BridgeBio at least four business days in advance (the “notice period”) of its intention to take such action and the basis thereof, which notice shall include, in the case of an Eidos superior proposal, the information required in the merger agreement and, in the case of an intervening event, a reasonably detailed description of such intervening event, (ii) during the notice period, Eidos shall, and shall cause its employees, financial advisor and outside legal counsel to, be reasonably available to negotiate with BridgeBio in good faith should BridgeBio propose to make amendments or other revisions to the terms and conditions of the merger agreement such that, in the case of an Eidos superior proposal, such Eidos acquisition proposal no longer constitutes an Eidos superior proposal or, in the case of an intervening event, the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable law as determined in the good faith judgment of the Eidos board (acting upon the recommendation of the Eidos special committee) or the Eidos special committee, after consulting with its financial advisor and outside legal counsel, and (C) the Eidos board (acting upon the recommendation of the Eidos special committee) or the Eidos special committee, as the case may be, has taken into account any amendments or other revisions to the terms and conditions of the merger agreement agreed to by BridgeBio in writing prior to the end of the notice period and has determined in good faith, after consulting with its financial advisor and outside legal counsel, that a failure to make such adverse recommendation change would still be inconsistent with the directors’ fiduciary duties under applicable law; it being understood that any amendments or other revisions to any Eidos acquisition proposal will be deemed to be a new Eidos acquisition proposal, including for purposes of the notice period; provided, however, that subsequent to the initial notice period, the notice period shall be reduced to two business days.

Notwithstanding anything to the contrary set forth in the merger agreement, the BridgeBio board may, prior to but not after the time the BridgeBio stockholder approval is obtained, make an adverse recommendation change if, and only if:

•

a BridgeBio intervening event has occurred and the BridgeBio board has determined in good faith, after consulting with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable law; or

•

BridgeBio receives a BridgeBio acquisition proposal and the BridgeBio board has determined in good faith, after consulting with its financial advisor and outside legal counsel, that such BridgeBio acquisition proposal constitutes a BridgeBio superior proposal and that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable law;

provided that the BridgeBio board may not take any such action unless (i) prior to making such adverse recommendation change, BridgeBio provides prior written notice to the Eidos special committee at least four business days in advance of its intention to take such action and the basis thereof, which notice shall include, in the case of a BridgeBio superior proposal, the information required in the merger agreement and, in the case of a BridgeBio intervening event, a reasonably detailed description of such BridgeBio intervening event, (ii) during the notice period, BridgeBio shall, and shall cause its employees, financial advisor and outside legal counsel to, be reasonably available to negotiate with Eidos and the Eidos special committee in good faith should the Eidos board (acting upon the recommendation of the Eidos special committee) or the Eidos special committee propose to make amendments or other revisions to the terms and conditions of the merger agreement such that, in the case of a BridgeBio superior proposal, such BridgeBio acquisition proposal no longer constitutes a BridgeBio superior proposal or, in the case of a BridgeBio intervening event, the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable law as determined in the good faith judgment of the BridgeBio board, after consulting with its financial advisor and outside legal counsel, and (iii) the BridgeBio board has taken into account any amendments or other revisions to the terms and conditions of the merger agreement agreed to by the Eidos board (acting upon the recommendation of the Eidos special committee) in writing prior to the end of the notice period and has determined in good faith, after consulting with its financial advisor and outside legal counsel, that a failure to make such adverse recommendation change would still be inconsistent with the directors’ fiduciary duties under applicable law; it being understood that any amendments or other revisions to any BridgeBio acquisition proposal will be deemed to be a new BridgeBio acquisition proposal, including for purposes of the notice period; provided, however, subsequent to the initial notice period, the notice period shall be reduced to two business days.

Nothing contained in the non-solicitation provisions of the merger agreement shall prohibit Eidos or BridgeBio or their respective boards of directors or any committee thereof (including, in the case of Eidos, the Eidos special committee) from (i) issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking and disclosing to its stockholders positions contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), (ii) making any “stop-look-and-listen” or similar communication to its stockholders pursuant to Rule 14d- 9(f) promulgated under the Exchange Act, or (iii) making any disclosure to its stockholders if, in the good faith judgment of its board of directors, after consultation with outside counsel, failure to so disclose would be reasonably likely to be inconsistent with its fiduciary duties to its stockholders under applicable law or is otherwise required by applicable law; provided that the foregoing shall not permit the BridgeBio board, the Eidos board or any committee thereof (including the Eidos special committee), as applicable, to make an adverse recommendation change, except under the circumstances described above.

For purposes of the merger agreement:

“BridgeBio acquisition proposal” means any inquiry, proposal, indication of interest or offer from any entity or group (as defined in or under Section 13 of the Exchange Act), other than Eidos, with respect to any

(i) merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination, purchase or similar transaction involving BridgeBio or any of its subsidiaries which if consummated would result in any entity or group (as defined in or under Section 13 of the Exchange Act) (other than Eidos or its stockholders) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 15% or more of the total voting power or of any class of equity securities of BridgeBio or (ii) direct or indirect acquisition, in one or a series of related transactions, of 15% or more of the total voting power or of any class of equity securities of BridgeBio, or 15% or more of the assets of BridgeBio and its subsidiaries (on a consolidated basis), in each case, other than the transactions contemplated by the merger agreement or as set forth in Section 10.15(b) of the BridgeBio disclosure letter.

“BridgeBio intervening event” means a material event, fact, development or occurrence with respect to (i) BridgeBio and its subsidiaries or the business of BridgeBio and its subsidiaries or (ii) Eidos or the business of Eidos, in each case that is neither known nor reasonably foreseeable (with respect to substance or timing) by the BridgeBio board as of the date of the merger agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the BridgeBio board as of the date of the merger agreement) and becomes known by the BridgeBio board prior to the date the BridgeBio stockholder approval is obtained; provided that (A) any event, fact, development or occurrence that involves or relates to a BridgeBio acquisition proposal or a BridgeBio superior proposal or any inquiry or communications or matters relating thereto shall not be deemed to constitute a BridgeBio intervening event, and (B) any event, fact, development or occurrence that relates to the business, results of operations or financial condition of Eidos shall not be deemed to constitute a BridgeBio intervening event, unless any such events, facts, developments or occurrences, individually or in the aggregate, would constitute an Eidos material adverse effect.

“BridgeBio stockholder approval” means the approval of the BridgeBio share issuance proposal by the affirmative vote of a majority of the votes cast on such proposal.

“BridgeBio superior proposal” means an unsolicited bona fide written BridgeBio acquisition proposal that would result in any Person (other than Eidos or its stockholders) becoming the beneficial owner, directly or indirectly, of 50% or more of the assets (on a consolidated basis) or 50% or more of the total voting power of the equity securities of BridgeBio (or of the surviving entity in a merger involving BridgeBio or the resulting direct or indirect parent of BridgeBio or such surviving entity) that the BridgeBio board has determined in its good faith judgment, after consultation with its outside financial advisor(s) and outside legal counsel (i) would result in a transaction that, if consummated, would be more favorable to the stockholders of BridgeBio from a financial point of view than the mergers (after taking into account any amendments or other revisions to the terms and conditions of the merger agreement agreed to by the Eidos board (acting upon the recommendation of the Eidos special committee) or the Eidos special committee and the time likely to be required to consummate such BridgeBio acquisition proposal) and (ii) is reasonably capable of being consummated on the terms so proposed.

“Eidos acquisition proposal” means any inquiry, proposal, indication of interest or offer from any entity or group (as defined in or under Section 13 of the Exchange Act), other than Eidos, BridgeBio, Merger Sub I, Merger Sub II or any of their respective controlled affiliates, with respect to any (i) merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination, purchase or similar transaction involving Eidos which if consummated would result in any entity or group (as defined in or under Section 13 of the Exchange Act) (other than Eidos, BridgeBio, Merger Sub I, Merger Sub II or their respective controlled affiliates) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 15% or more of the total voting power or of any class of equity securities of Eidos or (ii) direct or indirect acquisition, in one or a series of related transactions, of 15% or more of the total voting power or of any class of equity securities of Eidos, or 15% or more of the assets of Eidos (on a consolidated basis), in each case, other than the transactions contemplated by the merger agreement.

“Eidos stockholder approval” means the adoption of the Eidos merger proposal by the affirmative vote of the holders representing a majority of the aggregate voting power of the outstanding shares entitled to vote thereon.

“Eidos superior proposal” means an unsolicited bona fide written Eidos acquisition proposal that would result in any entity (other than Eidos, BridgeBio, Merger Sub I, Merger Sub II or any controlled Affiliate thereof) becoming the beneficial owner, directly or indirectly, of 50% or more of the assets (on a consolidated basis) or 50% or more of the total voting power of the equity securities of Eidos (or of the surviving entity in a merger involving Eidos or the resulting direct or indirect parent of Eidos or such surviving entity) that the Eidos board (acting upon the recommendation of the Eidos special committee) or the Eidos special committee has determined in its good faith judgment, after consultation with its outside financial advisor(s) and outside legal counsel (i) would result in a transaction that, if consummated, would be more favorable to the stockholders of Eidos (other than BridgeBio and its affiliates) from a financial point of view than the mergers (after taking into account any amendments or other revisions to the terms and conditions of the merger agreement agreed to by BridgeBio in writing pursuant to the merger agreement and the time likely to be required to consummate such Eidos acquisition proposal) and (ii) is reasonably capable of being consummated on the terms so proposed.

“intervening event” means a material event, fact, development or occurrence with respect to (i) Eidos or Eidos’ business or (ii) BridgeBio and its Subsidiaries or the business of BridgeBio and its Subsidiaries, in each case that is neither known nor reasonably foreseeable (with respect to substance or timing) by the Eidos special committee as of the date of the merger agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the Eidos special committee as of the date of the merger agreement) and becomes known by the Eidos special committee prior to the date the requisite Eidos stockholder approvals are obtained; provided that (A) any event, fact, development or occurrence that involves or relates to an Eidos acquisition proposal or an Eidos superior proposal or any inquiry or communications or matters relating thereto shall be deemed not to constitute an intervening event and (B) any event, fact, development or occurrence that relates to the business, results of operations or financial condition of BridgeBio and its subsidiaries, taken as a whole, shall be deemed not to constitute an intervening event, unless any such events, facts, developments or occurrences, individually or in the aggregate, would constitute a BridgeBio material adverse effect.

“requisite Eidos stockholder approvals” means (i) the Eidos stockholder approval and (ii) the Eidos unaffiliated stockholder approvals.

Obligations to Call Stockholders’ Meetings

As promptly as practicable (and in any event within 25 business days) after the registration statement for the shares of BridgeBio common stock to be issued in the initial merger (of which this joint proxy statement/prospectus forms a part) is declared effective, each of Eidos and BridgeBio has agreed to take all action necessary to duly call, give notice of, convene and hold a meeting of its respective stockholders (i.e., the Eidos special meeting and the BridgeBio special meeting), at which, respectively, Eidos will seek the vote of its stockholders required to approve the mergers (i.e., the Eidos merger proposal), and BridgeBio will seek the vote of its stockholders required to approve the share issuance in connection with the mergers (i.e., the BridgeBio share issuance proposal). Each of Eidos and BridgeBio has agreed to cooperate and use its reasonable best efforts to hold the Eidos special meeting and the BridgeBio special meeting, respectively, on the same date and, to the extent reasonably practicable, at the same time and to establish the same record date for the Eidos special meeting and the BridgeBio special meeting.

Reasonable Best Efforts Covenant

Upon the terms and subject to the conditions set forth in the merger agreement, until the earlier of the effective time and the termination of the merger agreement in accordance with its terms, each of the parties agrees to cooperate and use reasonable best efforts to take, or cause to be taken, all actions that are reasonably necessary, proper or advisable to consummate and make effective the mergers and the other transactions contemplated by the merger agreement, including using reasonable best efforts to prepare and file as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained in order to consummate the mergers and the other transactions contemplated by the merger agreement.

Subject to applicable laws (including relating to the exchange of information), BridgeBio will have the right to direct all matters with any governmental entity consistent with its obligations under the merger agreement; provided that, subject to applicable law, BridgeBio and Eidos will have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement. In exercising the foregoing rights, each of Eidos and BridgeBio will act reasonably and as promptly as practicable.

Each of the parties to the merger agreement shall, upon request by the other, furnish the other as promptly as reasonably practicable with all information concerning itself, its subsidiaries, if any, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the registration statement for the shares of BridgeBio common stock to be issued in the initial merger (of which this joint proxy statement/prospectus forms a part) or any other statement, filing, notice or application made by or on behalf of BridgeBio, Eidos or any of BridgeBio’s subsidiaries, if any, to any third party or any governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement.

Each of the parties to the merger agreement shall keep the other apprised of the status of matters relating to completion of the mergers and the other transactions contemplated by the merger agreement, including promptly notifying the other party of any substantive or material communication with any other governmental entity and promptly furnishing the other with copies of notices or other communications received by BridgeBio or Eidos, as the case may be, or any of BridgeBio’s subsidiaries, from any third party or any governmental entity with respect to the mergers and the other transactions contemplated by the merger agreement. Neither Eidos nor BridgeBio shall permit any of its officers or any other representatives or agents to participate in any meeting, telephone call, or discussion with any governmental entity in respect of any filings, investigation or other inquiry relating to the mergers and the other transactions contemplated by the merger agreement unless it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate thereat.

Nasdaq Listing and Deregistration and Delisting

The merger agreement obligates BridgeBio to use its reasonable best efforts to cause the shares of BridgeBio common stock to be issued in the initial merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the completion of the mergers. Approval for listing on the Nasdaq of the shares of BridgeBio common stock issuable to Eidos stockholders in the initial merger, subject to official notice of issuance, is a condition to the obligations of BridgeBio and Eidos to complete the initial merger.

The merger agreement also obligates Eidos, prior to the effective time, to use its reasonable best efforts to do or cause to be done all things reasonably necessary, proper or advisable to enable the delisting by Eidos of its shares from the Nasdaq and the deregistration of its shares under the Exchange Act promptly after the effective time.

Indemnification, Exculpation and Insurance

From and after the effective time until the sixth anniversary thereof, the surviving corporation shall, and BridgeBio shall cause the surviving corporation to, indemnify and hold harmless each present and former director and officer of Eidos (in each case, when acting in such capacity), determined as of the effective time (the “indemnified parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any proceeding to the extent arising out of or related to such indemnified party’s service as a director or officer of Eidos at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, to the fullest extent that Eidos would have been permitted under the DGCL and the Eidos certificate of incorporation or the Eidos bylaws in effect on the date of the merger agreement to indemnify such person (and BridgeBio and the surviving corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law and the Eidos certificate of incorporation or bylaws in effect on the date of the merger agreement; provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such entity is not entitled to indemnification). Without limiting the foregoing, from and after the effective time until the sixth anniversary thereof, the surviving corporation shall, and BridgeBio shall cause the surviving corporation to, cause, to the fullest extent permitted under applicable law, the certificate of incorporation and bylaws of the surviving corporation to contain provisions no less favorable to the indemnified parties with respect to the limitations of liabilities of directors and officers, advancement of expenses and indemnification than are set forth in the Eidos certificate of incorporation and the Eidos bylaws as in effect as of the date of the merger agreement.

As of the effective time, BridgeBio shall cause the surviving corporation to obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the effective time from an insurance carrier with a credit rating the same as or better than Eidos’ current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O insurance”) with respect to matters existing or occurring at or prior to the effective time with benefits and levels of coverage at least as favorable as Eidos’ existing policies (including in connection with the merger agreement or the transactions or actions contemplated hereby) with respect to those indemnified parties who are currently (and any additional indemnified parties who prior to the effective time become) covered by Eidos’ D&O insurance; provided, however, that (i) in no event shall the surviving corporation be required to expend for such “tail” insurance policies an annual premium amount in excess of 300% of the annual premium currently paid by Eidos for such insurance and (ii) if the annual premium of such “tail” insurance policies exceeds 300% of the annual premium currently paid by Eidos for such insurance, BridgeBio shall cause the surviving corporation to obtain and fully pay for policies covering such indemnified parties with the greatest coverage as is then available at a cost up to but not exceeding such amount. BridgeBio shall, and shall cause the surviving corporation to, use its reasonable best efforts to cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and to honor all of its obligations thereunder.

Conditions to Completion of the Mergers

Mutual Conditions to Completion.

The respective obligations of each of Eidos, BridgeBio, Merger Sub I and Merger Sub II to effect the mergers are subject to the satisfaction or waiver (other than the first two bullets below, which are not permitted to be waived) at or prior to the effective time of each of the following conditions:

•	each of the requisite Eidos stockholder approvals shall have been obtained in accordance with applicable law and the certificate of incorporation and bylaws of Eidos;

•

approval of the BridgeBio share issuance proposal shall have been obtained in accordance with the rules and regulations of the Nasdaq, applicable law and the certificate of incorporation and bylaws of BridgeBio;

•	absence of any applicable law or order being in effect restraining, enjoining, prohibiting or making illegal the mergers;

•

effectiveness of the registration statement for the shares of BridgeBio common stock to be issued in the initial merger (of which this joint proxy statement/prospectus forms a part) and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC; and

•	approval for listing on the Nasdaq of the shares of BridgeBio common stock to be issued in the initial merger, subject to official notice of issuance.

Additional Conditions to Completion for the Benefit of BridgeBio, Merger Sub I and Merger Sub II.

In addition, the respective obligations of each of BridgeBio, Merger Sub I and Merger Sub II to effect the mergers also are subject to the satisfaction or waiver by BridgeBio at or prior to the effective time of the following conditions:

•

the accuracy (subject only to de minimis exceptions) as of the date of the merger agreement and as of the closing date of the mergers (or, in the case of representations and warranties given as of another specific date, as of such date) of certain representations and warranties made in the merger agreement by Eidos regarding its capitalization;

•

the accuracy in all material respects as of the date of the merger agreement and as of the closing date of the mergers (or, in the case of representations and warranties given as of another specific date, as of such date) of certain representations and warranties made in the merger agreement by Eidos regarding its organization, corporate authority relative to the merger agreement and the transactions contemplated thereby, fees payable to its financial advisor in connection with the mergers and the other transactions contemplated by the merger agreement, and the inapplicability of certain antitakeover laws;

•

the accuracy of all other representations and warranties made in the merger agreement by Eidos (disregarding all qualifications and exceptions contained in such representations and warranties relating to materiality or material adverse effect) as of the date of the merger agreement and as of the closing date of the mergers (or, in the case of representations and warranties given as of another specified date, as of such date), except for any inaccuracies in such representations and warranties that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Eidos;

•	performance in all material respects by Eidos of the covenants and agreements required to be performed by it at or prior to the effective time; and

•	receipt of a certificate from an executive officer of Eidos confirming the satisfaction of the conditions described in the preceding four bullets.

Additional Conditions to Completion for the Benefit of Eidos.

In addition, the obligation of Eidos to effect the mergers is also subject to the satisfaction or waiver by Eidos at or prior to the effective time of the following conditions:

•

the accuracy (subject only to de minimis exceptions) as of the date of the merger agreement and as of the closing date of the mergers (or, in the case of representations and warranties given as of another specific date, as of such date) of certain representations and warranties made in the merger agreement by each of BridgeBio, Merger Sub I and Merger Sub II regarding its capitalization;

•

the accuracy in all material respects as of the date of the merger agreement and as of the closing date of the mergers (or, in the case of representations and warranties given as of another specific date, as of such date) of certain representations and warranties made in the merger agreement by each of BridgeBio, Merger Sub I and Merger Sub II regarding its organization, corporate authority relative to the merger agreement and the transactions contemplated thereby, fees payable to its financial advisors in connection with the mergers and the other transactions contemplated by the merger agreement and the inapplicability of certain antitakeover laws;

•

the accuracy of all other representations and warranties made in the merger agreement by each of BridgeBio, Merger Sub I and Merger Sub II (disregarding all qualifications and exceptions contained in such representations and warranties relating to materiality or material adverse effect) as of the date of the merger agreement and as of the closing date of the mergers (or, in the case of representations and warranties given as of another specified date, as of such date), except for any inaccuracies in such representations and warranties that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on BridgeBio;

•	performance in all material respects by each of BridgeBio, Merger Sub I and Merger Sub II of the covenants and agreements required to be performed by them at or prior to effective time; and

•	receipt of a certificate from an executive officer of BridgeBio confirming the satisfaction of the conditions described in the preceding four bullets.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time in any of the following ways:

•	by mutual written consent of Eidos and BridgeBio;

•	by either Eidos or BridgeBio if:

•

the closing of the Merger has not occurred on or before the outside date (i.e., June 4, 2021); provided that such right to terminate the merger agreement will not be available to any party whose failure to fulfill any of such party’s obligations under the merger agreement was a primary cause of the failure of the closing of the mergers to have occurred by the outside date;

•	the requisite Eidos stockholder approvals are not obtained;

•	the BridgeBio share issuance proposal is not approved; or

•

any order permanently restraining, enjoining or otherwise prohibiting consummation of the mergers shall have become final and non-appealable or any law shall have been enacted, entered, enforced or deemed applicable to the mergers that prohibits, makes illegal or enjoins the consummation of the mergers; provided that such right to terminate the merger agreement will not be available to any party whose failure to fulfill any of such party’s obligations under the merger agreement was the principal cause of such judgment, order, injunction, rule, law, decree or other action; or

•	by Eidos, if:

•	BridgeBio makes an adverse recommendation change;

•

there has been a breach of any representation, warranty, covenant or agreement made by BridgeBio, Merger Sub I or Merger Sub II in the merger agreement, or any such representation or warranty shall have become untrue after the date of the merger agreement and is not cured within the earlier of (i) 30 days after written notice thereof is given by Eidos to BridgeBio and (ii) one business day before the outside date; or

•	by BridgeBio, if:

•	Eidos makes an adverse recommendation change; or

•

there has been a breach of any representation, warranty, covenant or agreement made by Eidos in the merger agreement, or any such representation or warranty shall have become untrue after the date of the merger agreement and is not cured within the earlier of (i) 30 days after written notice thereof is given by BridgeBio to Eidos and (ii) one business day before the outside date.

If the merger agreement is validly terminated, the merger agreement will immediately become void and of no force or effect without liability of any party (or any Affiliate or representative of any party) to any other party, except that certain designated provisions will survive termination; provided, however, that no such termination will relieve any party from any liability or damages resulting from fraud or any material breach of the merger agreement by such party that is a consequence of an act by such party, or the failure of such party to take an act, with the knowledge, or in circumstances where such party should reasonably expect, that the taking of, or the failure to take, such act would constitute a breach of the merger agreement, in which case the non-breaching party will be entitled to all rights and remedies available at law or equity.

Effect of Termination; Termination Fees

Except for payment of any applicable termination fee by BridgeBio or Eidos (as described below) or as otherwise provided by the merger agreement, in the event of termination of the merger agreement and the abandonment of the mergers, the merger agreement shall become void and of no effect with no liability to any person or entity on the part of any party to the merger agreement (or of any of its representatives or Affiliates); provided, however, and notwithstanding anything in the merger agreement to the contrary, that (i) no such termination shall relieve any party of any liability or damages to the other party resulting from fraud or any willful and material breach of the merger agreement and (ii) the provisions set forth in certain sections of the merger agreement and the confidentiality agreement shall survive the termination of the merger agreement.

In the event that:

(i)

(A) the merger agreement is terminated by either BridgeBio or Eidos because (I) the mergers have not been consummated on or before June 4, 2021; provided that the terminating party has not breached the merger agreement and caused the failure of one of the closing conditions to occur, or (II) the requisite Eidos stockholder approvals are not obtained; or (III) by BridgeBio because Eidos has materially breached the non-solicitation restrictions of the merger agreement; and (B) (I) a bona fide Eidos acquisition proposal shall have been (1) made known to the Eidos special committee or publicly made or disclosed and (2) not withdrawn (which withdrawal shall be public if such Eidos acquisition proposal has been publicly made or disclosed) prior to the earlier of the date of the Eidos special meeting (including any adjournment, recess or postponement thereof) and the time of termination of the merger agreement and (II) concurrently with or within twelve months of such termination, Eidos shall have consummated an Eidos acquisition proposal or entered into an alternative acquisition agreement relating to an Eidos acquisition proposal (whether or not, in each case, such Eidos acquisition proposal is the same one as the Eidos acquisition proposal referred to in clause (B)(I)); provided that, references to “15%” in the definition of “Eidos acquisition proposal” shall be deemed to be references to “50%;” or

(ii)	the merger agreement is terminated by BridgeBio due to an adverse recommendation change by the Eidos board or any committee of the Eidos board (including the Eidos special committee);

then Eidos shall pay to BridgeBio (or its designee(s)), by wire transfer of same-day funds, a termination fee of $35,000,000, (x) in the case of (ii), no later than two business days after the date of such termination or (y) in the case of (i), immediately prior to or substantially concurrent with the last to occur of the events set forth in (i). In no event shall Eidos be required to pay the termination fee on more than one occasion.

In the event that:

(i)

(A) the merger agreement is terminated by either BridgeBio or Eidos because (I) the mergers have not been consummated on or before June 4, 2021; provided that the terminating party has not breached the merger agreement and caused the failure of one of the closing conditions to occur, or (II) the BridgeBio share issuance proposal is not approved; or (III) by Eidos because BridgeBio has materially breached the non-solicitation restrictions of the merger agreement; and (B) (I) a bona fide BridgeBio acquisition proposal shall have been (1) made known to BridgeBio or publicly made or disclosed and (2) not withdrawn (which withdrawal shall be public if such BridgeBio acquisition proposal has been publicly made or disclosed) prior to the earlier of the date of the BridgeBio special meeting (including any adjournment, recess or postponement thereof)

and the time of termination of the merger agreement and (II) concurrently with or within twelve months of such termination, BridgeBio shall have consummated a BridgeBio acquisition proposal or entered into an alternative acquisition agreement relating to a BridgeBio acquisition proposal (whether or not, in each case, such BridgeBio acquisition proposal is the same one as the BridgeBio acquisition proposal referred to in clause (B)(I)); provided that, references to “15%” in the definition of “BridgeBio acquisition proposal” shall be deemed to be references to “50%;” or

(ii)	the merger agreement is terminated by Eidos due to an adverse recommendation change by the BridgeBio board or any committee of the BridgeBio board;

then BridgeBio shall pay to Eidos (or its designee(s)), by wire transfer of same-day funds, a termination fee of $100,000,000 (the “BridgeBio termination fee”) (x) in the case of (ii), no later than two business days after the date of such termination or (y) in the case of (i), immediately prior to or substantially concurrent with the last to occur of the events set forth in (i). In no event shall BridgeBio be required to pay the BridgeBio termination fee on more than one occasion.

Amendments; Waivers

At any time prior to the effective time, any provision of the merger agreement may be amended by written agreement of the parties, executed and delivered by duly authorized officers of the respective parties (and, in the case of Eidos, subject to prior approval of such amendment by the Eidos special committee), except that after the requisite Eidos stockholder approvals or the BridgeBio stockholder approval have been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of Eidos or the stockholders of BridgeBio, as applicable, under applicable law without such approval having first been obtained.

The conditions to each of the parties’ obligations to consummate the mergers are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable laws (except with respect to the conditions set forth in the first two bullets under “—Conditions to Completion of the Merger” above, which are not waivable).

Specific Performance

The parties to the merger agreement are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to specifically enforce the terms and provisions of the merger agreement.

Third-Party Beneficiaries

The merger agreement is not intended to and does not confer upon any person other than the parties to the merger agreement any legal or equitable rights, benefits or remedies, except the right of the indemnified persons to enforce the obligations described under “—Indemnification, Exculpation and Insurance.”

The Eidos Special Committee

Until the effective time, each of the following actions by Eidos or by the Eidos board may be effected only if such action is recommended by or taken at the direction of the Eidos special committee: (a) any action by Eidos or the Eidos board with respect to any amendment or waiver of any provision of the merger agreement; (b) termination of the merger agreement by Eidos or the Eidos board; (c) extension by Eidos or the Eidos board of the time for the performance of any of the obligations or other acts of BridgeBio, Merger Sub I or Merger Sub II, or any waiver or assertion of any of Eidos’ rights under the merger agreement; or (d) any other approval, agreement, authorization, consent or other action by Eidos or the Eidos board with respect to the merger agreement or the transactions contemplated thereby.

Description of the Voting Agreements

This section of the joint proxy statement/prospectus describes certain material terms of the voting agreements entered into by members of the BridgeBio board and their respective Affiliates. The following summary is qualified in its entirety by reference to the complete text of the voting agreements, which are attached as Annexes B and C to, and incorporated by reference into, this joint proxy statement/prospectus. We urge you to read the voting agreements in their entirety.

Concurrently with the execution of the merger agreement on October 5, 2020, each of the members of the BridgeBio board and KKR Genetic Disorder L.P. entered into the voting agreements.

Pursuant to the voting agreements, each member of the BridgeBio board and KKR Genetic Disorder L.P. agreed during the term of the voting agreements to, among other things, upon the terms and subject to the conditions therein, vote or cause to be voted all of their respective (directly or indirectly held or otherwise beneficially owned) shares:

(i)

in favor of the BridgeBio share issuance proposal and any other actions necessary and desirable in connection with the BridgeBio share issuance proposal, the merger agreement or any of the transactions contemplated by the merger agreement;

(ii)

against any action, agreement or proposal made in opposition to or in competition with the consummation of the BridgeBio share issuance proposal or any of the transactions contemplated by the merger agreement;

(iii)

against any action, agreement or proposal involving BridgeBio or any of its subsidiaries that would reasonably be expected to result in a breach of any covenant, representation or warranty of BridgeBio, Merger Sub I or Merger Sub II under the merger agreement; and

(iv)

against any amendment of the certificate of incorporation or bylaws of BridgeBio or any other action, agreement or proposal involving BridgeBio or any of its subsidiaries that would in any manner impede, frustrate, prevent or nullify any provision of the merger agreement, the BridgeBio share issuance proposal, or any of the transactions contemplated by the merger agreement or change in any manner the voting rights of any class of the capital stock of BridgeBio.

The voting agreements also prohibit each member of the BridgeBio board and KKR Genetic Disorder L.P. from transferring the shares of BridgeBio common stock that are subject to the applicable voting agreement, except under certain circumstances described in the voting agreements.

The voting agreements automatically terminate without any further action required by any person upon the earliest of (i) the effective time of the mergers, (ii) the termination of the merger agreement in accordance with its terms, (iii) any change in the recommendation of the BridgeBio board with respect to the BridgeBio share issuance proposal in response to a BridgeBio superior proposal, (iv) if the merger agreement is amended without the prior written consent of such stockholder party to the voting agreement, which amendment would materially increase the number of shares of BridgeBio common stock issuable in the mergers or the other consideration payable by BridgeBio under the merger agreement, and (v) upon the mutual written agreement of such stockholder party to the voting agreement and Eidos.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Eidos stockholders are governed by the Eidos certificate of incorporation and Eidos bylaws, as well as the DGCL. The rights of the BridgeBio stockholders are governed by the BridgeBio certificate of incorporation and BridgeBio bylaws, as well as the DGCL. Upon completion of the mergers, the rights of the Eidos stockholders will be governed by the BridgeBio certificate of incorporation and the BridgeBio bylaws, as well as the DGCL.

The following is a summary discussion of the material differences, as of the date of this joint proxy statement/prospectus, between the current rights of Eidos stockholders and the current rights of BridgeBio stockholders. The rights described with respect to Eidos stockholders and BridgeBio stockholders are the same unless otherwise indicated. Please consult the DGCL, the BridgeBio certificate of incorporation, the BridgeBio bylaws, the Eidos certificate of incorporation and the Eidos bylaws for a more complete understanding of these differences.

The following description does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the BridgeBio certificate of incorporation, BridgeBio bylaws, the Eidos certificate of incorporation and the Eidos bylaws. Eidos and BridgeBio have filed with the SEC their respective governing documents referenced in this summary of stockholder rights and will send copies to you without charge, upon your request. See “Where You Can Find More Information.”

Capitalization

BridgeBio

The currently authorized shares of capital stock of BridgeBio consist of:

•	500 million shares of BridgeBio common stock, par value $0.001 per share; and

•	25 million shares of preferred stock, par value $0.001 per share (“BridgeBio undesignated preferred stock”).

As of the close of business on November 30, 2020, there were 122,702,569 shares of BridgeBio common stock issued and outstanding and no shares of BridgeBio undesignated preferred stock outstanding. Based on the number of shares of Eidos common stock outstanding as of November 30, 2020, a total of approximately 144,713,259 shares to 149,132,450 shares of BridgeBio common stock (and no shares of BridgeBio undesignated preferred stock) are expected to be outstanding immediately after the completion of the mergers depending on the amount of cash Eidos stockholders elect to receive.

Eidos

The currently authorized shares of capital stock of Eidos consist of:

•	150 million shares of Eidos common stock, par value $0.001 per share; and

•	5 million shares of preferred stock, par value $0.001 per share (“Eidos preferred stock”).

As of the close of business on November 30, 2020, there were 38,861,923 shares of Eidos common stock issued and outstanding and no shares of Eidos preferred stock outstanding.

Stockholder Action by Written Consent

BridgeBio

BridgeBio does not allow any action required or permitted to be taken by the stockholders of BridgeBio at any annual or special meeting of stockholders of BridgeBio to be taken or effected by a written consent of stockholders in lieu thereof.

Eidos

Eidos allows any action required or permitted to be taken by the stockholders of Eidos to be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, will be signed by the holders of outstanding capital stock having no less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Special Meetings

BridgeBio

BridgeBio allows special meetings of the stockholders of BridgeBio to be called only be the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office.

Eidos

Eidos allows special meetings of the stockholders of Eidos to be called by either the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office or by holders of at least 25% of the outstanding shares of Eidos common stock in compliance with the procedures set forth in the Eidos bylaws.

Classification of the Board

BridgeBio

The BridgeBio certificate of incorporation provides for a classified board of directors divided into three classes, with each director serving a three year term.

Eidos

The Eidos certificate of incorporation does not provide for the board of directors to be divided into any classes, and each director is elected annually.

Vacancies on the Board of Directors

BridgeBio

The BridgeBio certificate of incorporation allows vacancies on the BridgeBio board of directors to be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the board of directors and not by stockholders. When the number of directors is increased or decreased, the board of directors will determine the class or classes to which the increased or decreased number of directors shall be apportioned; provided, however, that no decrease in the number of directors shall shorten the term of any incumbent director.

Eidos

The Eidos certificate of incorporation allows vacancies on the Eidos board of directors to be filled by either (i) an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the board of directors, or (ii) the holders of a majority of the outstanding shares of capital stock then entitled to vote at an election of directors.

Removal of Directors

BridgeBio

By virtue of BridgeBio’s classified board structure, under the DGCL, directors of BridgeBio can only be removed by stockholders for cause and then only by the affirmative vote of 75% or more of the outstanding shares of capital stock then entitled to vote at an election of directors. Written notice of such proposed removal and the alleged grounds thereof must be sent to the director whose removal will be considered at the annual or special meeting of stockholders, as applicable, at least 45 days prior to such meeting.

Eidos

The Eidos certificate of incorporation provides that directors of Eidos can be removed by the affirmative vote of a majority of the outstanding shares of capital stock then entitled to vote at an election of directors.

Amendment of Certificate of Incorporation

BridgeBio

Whenever any vote of the holders of capital stock of BridgeBio is required to amend or repeal any provision of the BridgeBio certificate of incorporation, such amendment or repeal requires the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose; provided, however that the affirmative vote of not less than 75% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of not less than 75% of the outstanding shares of each class entitled to vote thereon as a class, is required to amend or repeal the provisions of the BridgeBio certificate of incorporation specifically governing stockholder action, directors, limitation of liability, amendment of the BridgeBio bylaws or amendment of the BridgeBio certificate of incorporation.

Eidos

Whenever any vote of the holders of capital stock of Eidos is required to amend or repeal any provision of the Eidos Certificate of Incorporation, and in addition to any other vote of holders of capital stock that is required by the Eidos certificate of incorporation or bylaws, such amendment or repeal requires the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose.

Amendment of Bylaws

BridgeBio

The BridgeBio bylaws may be amended or repealed by (i) the affirmative vote of a majority of the directors then in office or (ii) the affirmative vote of at least 75% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the board of directors recommends that stockholder approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote a majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

Eidos

The Eidos bylaws may be amended, altered or repealed by (i) the board of directors or (ii) the affirmative vote of a majority of the outstanding shares of capital stock entitled to vote on such amendment, alteration or repeal.

Eligibility for Election to the Board

BridgeBio

To be eligible to be a nominee of any BridgeBio stockholder for election or reelection as a director of BridgeBio, a person must deliver to the BridgeBio Secretary (i) a written questionnaire with respect to the background and qualification of such person and (ii) a written representation and agreement that such individual (A) is not and will not be a party to any agreement, arrangement or understanding with any person or entity as to how such person, if elected, will act or vote on any issue or question, (B) is not and will not become a party a party to any agreement, arrangement or understanding with any person or entity other than BridgeBio with respect to any compensation, reimbursement or indemnification, (C) will comply, if elected, with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and other policies and guidelines of BridgeBio and (D) consents to being named as a nominee in BridgeBio’s proxy statement and any associated proxy card.

Eidos

Eidos has no corresponding requirements to be eligible to be a nominee of any Eidos stockholder for election or reelection as a director of Eidos.

Exclusive Forum Provision

BridgeBio

The BridgeBio bylaws provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of or based on a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer or other employee or stockholder of the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Certificate or Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the Certificate or Bylaws, or (v) any action asserting a claim against the Corporation or any current or former director, officer or other employee of the Corporation governed by the internal affairs doctrine.

Furthermore, the BridgeBio bylaws also provide that the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Eidos

The Eidos bylaws provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Certificate or Bylaws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine.

The Eidos bylaws do not have a provision that provides for exclusive federal jurisdiction for resolving any complaint asserting a cause of action under the Securities Act.

NO APPRAISAL OR DISSENTERS’ RIGHTS

Because holders of shares of Eidos common stock are not required to receive consideration other than the shares of BridgeBio common stock and cash in lieu of fractional shares of BridgeBio common stock in the mergers (as there is no cap on the amount of the stock consideration), and shares of Eidos common stock and BridgeBio common stock are, and at the effective time will be, listed on the Nasdaq, holders of shares of Eidos common stock are not entitled to exercise appraisal or dissenters’ rights under Delaware law in connection with the mergers.

Under Delaware law, BridgeBio stockholders are not entitled to appraisal or dissenters’ rights in connection with the BridgeBio share issuance proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF BRIDGEBIO

The following table sets forth, as of November 30, 2020, the beneficial ownership information of BridgeBio common stock by:

•	each person known to BridgeBio to be the beneficial owner of more than 5% of BridgeBio common stock as of November 30, 2020;

•	each named executive officer of BridgeBio;

•	each of BridgeBio’s directors; and

•	all of BridgeBio’s executive officers and directors as a group.

The calculation of the percentage of beneficial ownership is based on 122,702,569 shares of BridgeBio common stock outstanding on November 30, 2020.

Each individual or entity shown in the table has furnished information with respect to beneficial ownership. The information with respect to BridgeBio’s executive officers and directors is as of November 30, 2020 unless otherwise noted. The information with respect to certain significant stockholders is based on filings by the beneficial owners with the SEC pursuant to section 13(d) and 13(g) of the Exchange Act. BridgeBio has determined beneficial ownership in accordance with the SEC’s rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of BridgeBio common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before January 29, 2021, which is 60 days after November 30, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. None of the shares shown below are pledged as security.

Name of Beneficial Owner(1)	Shares of Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
KKR Genetic Disorder L.P.(2)	34,510,971	28.1%
Viking Global Entities(3)	26,620,991	21.7%
Entities affiliated with American International Group, Inc.(4)	6,764,592	5.5%
Entities affiliated with Perceptive Advisors LLC(5)	6,706,268	5.5%

Directors and Named Executive Officers
Neil Kumar, Ph.D.(6)	8,276,855	6.7%
Brian Stolz(7)	65,445	*
Charles Homcy, M.D.(8)	1,316,111	1.1%
Eric Aguiar, M.D.	27,626	*
Jennifer E. Cook(9)	39,744	*
Ronald J. Daniels	—	*
Andrew Lo, Ph.D.(10)	246,182	*
James C. Momtazee(11)	61,044	*
Ali Satvat(2)	34,538,597	28.1%
Brent Saunders	—	*
Richard H. Scheller, Ph.D.(12)	198,774	*
Randal Scott, Ph.D.(13)	5,000	*
All directors and executive officers as a group (17 persons)(14)	47,276,976	38.0%

*	Represents beneficial ownership of less than one percent of the shares of BridgeBio common stock.
(1)	Unless otherwise indicated, the address of all listed stockholders is 421 Kipling Street, Palo Alto, California 94301.
(2)

Based on a Schedule 13D/A filed with the SEC on October 6, 2020 by KKR Genetic Disorder L.P. Consists of 34,510,971 shares of BridgeBio common stock directly owned by KKR Genetic Disorder L.P. KKR Genetic Disorder GP LLC, as the general partner of KKR Genetic Disorder L.P., KKR Group Partnership L.P., as the sole member of KKR Genetic Disorder GP LLC, KKR Group Holdings Corp., as the general partner of KKR Group Partnership L.P., KKR & Co. Inc., as the sole stockholder of KKR Group Holdings Corp., KKR Management LLP, as the Series I Preferred stockholder of KKR & Co. Inc., and Messrs. Henry R. Kravis and George R. Roberts, as the founding partners of KKR Management LLP, may be deemed to be the beneficial owners having shared voting and investment power with respect to the shares described above. The principal business address of each of the entities and persons identified in the immediately preceding sentence, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025. Mr. Satvat is a member of the BridgeBio board and serves as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. Each of Messrs. Kravis, Roberts and Satvat disclaims beneficial ownership of the shares held by KKR Genetic Disorder L.P. The principal business address of Mr. Satvat is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(3)

Based on a Schedule 13D filed with the SEC on July 8, 2019 by Viking Global Investors LP. Consists of (i) 631,167 shares of BridgeBio common stock held by Viking Global Equities Master Ltd. (“VGE Master”); (ii) 251,204 shares of BridgeBio common stock held by Viking Long Fund Master Ltd. (“VLF”) and (iii) 25,738,620 shares of BridgeBio common stock held by Viking Global Opportunities Illiquid Investments Sub-Master LP (“Viking Opportunities,” and together with VGE Master, VLF and Viking Opportunities, the “Viking Global Entities”). VGE Master has the power to dispose of and vote the shares directly owned by it, which power may be exercised by its investment manager, Viking Global Performance LLC (“VGP”), and by Viking Global Investors LP (“VGI”), which provides managerial services to VGE Master. VLF has the power to dispose of and vote the shares directly owned by it, which power may be exercised by its investment manager, Viking Long Fund GP LLC (“VLFGP”), and by VGI, which provides managerial services to VLF. Viking Opportunities has the power to dispose of and vote the shares directly owned by it, which power may be exercised by its general partner, Viking Global Opportunities Portfolio GP LLC (“Viking Opportunities GP”), and by VGI, which provides managerial services to Viking Opportunities. O. Andreas Halvorsen, David C. Ott and Rose S. Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI), VGP, VLFGP and Viking Opportunities GP, have shared power to direct the voting and disposition of investments beneficially owned by VGI, VGP, VLFGP and Viking Opportunities GP. The business address of each of the Viking Global Entities is c/o Viking Global Investors LP, 55 Railroad Avenue, Greenwich, Connecticut 06830.

(4)

Based on a Schedule 13G filed with the SEC on February 14, 2020 by American International Group, Inc. (“AIG”). Consists of 6,764,592 shares of BridgeBio common stock, which AIG shares voting and dispositive power over with respect to: (i) 6,730,244 shares of BridgeBio common stock with AIG Capital Corporation (“AIG Capital”), AIG Global Asset Management Holdings Corp. (“AIG Global”) and AIG Asset Management (U.S.), LLC (“AIGAM”); (ii) 34,348 shares of BridgeBio common stock with SAFG Retirement Services, Inc., AIG Life Holdings, Inc. (“AIGLH”) and AGC Life Insurance Company (“AGC”); (iii) 26,255 shares of BridgeBio common stock with The Variable Annuity Life Insurance Company (“VALIC”); and (iv) 8,093 shares of BridgeBio common stock with American General Life Insurance Company (“AG Life”) and SunAmerica Asset Management, LLC (“SunAmerica”). AIGAM, a wholly-owned company of AIG, serves as investment adviser and manager of The United States Life Insurance Company in the City of New York (“US Life”) and AG Life and shares voting and investment power with respect to all of US Life’s and AG Life’s holdings in BridgeBio. For the avoidance of doubt, AIGAM shares voting and investment power with respect only to the shares held directly by AG Life and not the shares reported herein as beneficially owned by AG Life.

(5)

Based on a Schedule 13G/A filed with the SEC on February 14, 2020 by Perceptive Advisors LLC. Consists of 6,706,268 shares of BridgeBio common stock held directly by Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”). Perceptive Advisors LLC (“Perceptive Advisors”) serves as the investment manager to the Master Fund and may be deemed to beneficially own the securities directly held by the Master Fund. Joseph Edelman is the managing member of Perceptive Advisors and may be deemed to beneficially own the securities directly held by the Master Fund.

(6)

Consists of: (i) 7,500,843 shares of BridgeBio common stock, of which 4,692,435 shares are held by Dr. Kumar, of which 2,378,200 shares are subject to our right of repurchase as of November 30, 2020, 1,612,722 shares are held by the Kumar Haldea Revocable Trust and 1,195,686 shares are held by the Kumar Haldea Family Irrevocable Trust (Dr. Kumar disclaims beneficial ownership of the shares held in the trusts) and (ii) 776,012 shares of BridgeBio common stock underlying exercisable options that are vested as of November 30, 2020 or exercisable within 60 days thereafter.

(7)

Consists of 24,615 shares of BridgeBio common stock held by Mr. Stolz and 40,830 shares of common stock issuable upon the exercise of options that are vested as of November 30, 2020 or exercisable within 60 days thereafter.

(8)

Consists of (i) 1,203,767 shares of BridgeBio common stock held by Dr. Homcy, of which 362,230 shares are subject to our right of repurchase as of November 30, 2020 and (ii) 112,344 shares of BridgeBio common stock underlying exercisable options that are vested as of November 30, 2020 or exercisable within 60 days thereafter.

(9)

Consists of (i) 3,576 shares of BridgeBio common stock and (ii) 36,168 shares of BridgeBio common stock underlying exercisable options that are vested as of November 30, 2020 or exercisable within 60 days thereafter.

(10)

Consists of 246,182 shares of BridgeBio common stock held by Dr. Lo, of which 5,423 shares are subject to our right of repurchase as of November 30, 2020 and 205,583 shares are held in trust by Andrew W. Lo and Nancy N. Lo JTWROS.

(11)

Consists of 8,491 shares of BridgeBio common stock held by Mr. Momtazee and 52,553 shares of BridgeBio common stock underlying exercisable options that are vested as of November 30, 2020 or exercisable within 60 days thereafter.

(12)

Consists of (i) 138,427 shares of BridgeBio common stock held by Dr. Scheller, of which 45,860 shares are subject to our right of repurchase as of November 30, 2020, and (ii) 60,347 shares of BridgeBio common stock issuable upon the exercise of options that are vested as of November 30, 2020 or exercisable within 60 days thereafter.

(13)	Consists of 5,000 shares of BridgeBio common stock held by Dr. Scott.
(14)

Consists of the number of shares beneficially owned by the named executive officers and directors listed in the table above, as well as (i) 290,085 shares of BridgeBio common stock held by Brian C. Stephenson, of which 183,768 shares are subject to our right of repurchase as of November 30, 2020, and 233,222 shares of BridgeBio common stock underlying exercisable options that are vested as of November 30, 2020 or exercisable within 60 days thereafter; (ii) 16,460 shares of BridgeBio common stock held by Uma Sinha and 83,563 shares of BridgeBio common stock underlying exercisable options that are vested as of November 30, 2020 or exercisable within 60 days thereafter; (iii) 274,211 shares of BridgeBio common stock held by Michael Henderson, of which 128,510 shares are subject to our right of repurchase as of November 30, 2020 and 92,753 shares of BridgeBio common stock underlying exercisable options that are vested as of November 30, 2020 or exercisable within 60 days thereafter; (iv) 12,568 shares of BridgeBio common stock held by Cameron Turtle, of which 6,245 shares are subject to our right of repurchase as of November 30, 2020 and 182,640 shares of BridgeBio common stock underlying exercisable options that are vested as of November 30, 2020 or exercisable within 60 days thereafter; and (v) 1,200,468 shares of BridgeBio common stock held by Frank McCormick, of which 362,230 shares are subject to our right of repurchase as of November 30, 2020 and 115,628 shares of BridgeBio common stock underlying exercisable options that are vested as of November 30, 2020 or exercisable within 60 days thereafter.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF EIDOS

The following table sets forth, as of November 30, 2020, the beneficial ownership information of Eidos common stock by:

•	each person known to Eidos to be the beneficial owner of more than 5% of Eidos common stock as of November 30, 2020;

•	each of Eidos’ named executive officers;

•	each of Eidos’ directors; and

•	all of the named executive officers and directors of Eidos as a group.

The calculations below are based on the percentage of beneficial ownership of 38,861,923 shares of Eidos common stock outstanding on November 30, 2020.

Each individual or entity shown in the table has furnished information with respect to beneficial ownership. The information with respect to the executive officers and directors of Eidos is as of November 30, 2020 unless otherwise noted. The information with respect to certain significant stockholders is based on filings by the beneficial owners with the SEC pursuant to section 13(d) and 13(g) of the Exchange Act. Beneficial ownership has been determined in accordance with the SEC’s rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of Eidos common stock issuable pursuant to the exercise of stock options and restricted stock units that are either immediately exercisable or exercisable on or before January 29, 2021, which is 60 days after November 30, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those stock options or restricted stock units for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. None of the shares shown below are pledged as security.

Name of Beneficial Owner (1)	Number of Eidos Shares Beneficially Owned	Percent of Outstanding Eidos Shares Beneficially Owned
5% or Greater Stockholders
BridgeBio Pharma, Inc.(2) 421 Kipling Street Palo Alto, CA 94301	24,575,501	63.2%

Named Executive Officers and Directors
Neil Kumar, Ph.D.(2)	24,575,501	63.2%
Uma Sinha, Ph.D.(4)	352,275	*
Cameron Turtle, Ph.D.(5)	79,881	*
Jonathan C. Fox, M.D., Ph.D.(6)	416,842	1.1%
William Lis(7)	50,232	*
Douglas “Duke” Rohlen	0	*
Ali Satvat(8)	24,625,733	63.2%
Suzanne Sawochka Hooper	0	*
All directors and executive officers of Eidos as a group (8 persons)(9)	25,524,963	63.4%

*	Represents beneficial ownership of less than one percent of the shares of Eidos common stock.
(1)	Unless otherwise indicated, the address of each beneficial owner listed is c/o Eidos Therapeutics, Inc., 101 Montgomery Street, Suite 2000, San Francisco, California 94104.

(2)

Consists of 24,575,501 shares of Eidos common stock held directly by BridgeBio Pharma LLC, a wholly-owned subsidiary of BridgeBio. Dr. Kumar is the President and Chief Executive Officer and a director of BridgeBio. Dr. Kumar, Eric Aguiar, Jennifer Cook, Ronald Daniels, Charles Homcy, Andrew Lo, James Momtazee, Ali Satvat, Brenton Saunders, Richard Scheller and Randal Scott, the members of the BridgeBio board, may be deemed to have shared voting and investment power over the shares of Eidos common stock beneficially owned by BridgeBio. Such persons disclaim beneficial ownership of all shares of Eidos common stock held by BridgeBio except to the extent of any indirect pecuniary interests therein. The address of BridgeBio is 421 Kipling St., Palo Alto, California 94301.

(4)

Consists of (i) 321,525 shares of Eidos common stock, of which 36,028 shares are subject to Eidos’ right of repurchase as of November 30, 2020, and (ii) options to purchase 30,750 shares of Eidos common stock that are exercisable within 60 days of November 30, 2020, held by Dr. Sinha.

(5)

Consists of (i) 50,621 shares of Eidos common stock, of which 18,867 shares are subject to Eidos’ right of repurchase as of November 30, 2020, and (ii) options to purchase 29,260 shares of Eidos common stock that are exercisable within 60 days of November 30, 2020, held by Dr. Turtle.

(6)

Consists of (i) 377,673 shares of Eidos common stock held by the Fox Family Trust Dated 17 Dec. 2014, for which Jonathan C. Fox and Suzanne Markel-Fox serve as co-Trustees, and of which 49,170 shares are subject to Eidos’ right of repurchase as of November 30, 2020, (ii) 3,294 shares of Eidos common stock, and (iii) options to purchase 35,875 shares of Eidos common stock that are exercisable within 60 days of November 30, 2020, held by Dr. Fox.

(7)	Consists of options to purchase 50,232 shares of Eidos common stock that are exercisable within 60 days of November 30, 2020, held by Mr. Lis.
(8)

Consists of (i) options to purchase 50,232 shares of Eidos common stock that are exercisable within 60 days of November 30, 2020 held by Mr. Satvat and (ii) 24,575,501 shares of Eidos common stock owned directly by BridgeBio Pharma LLC, a wholly-owned subsidiary of BridgeBio. Mr. Satvat is a member of the BridgeBio board. Dr. Kumar, Eric Aguiar, Jennifer Cook, Ronald Daniels, Charles Homcy, Andrew Lo, James Momtazee, Mr. Satvat, Brenton Saunders, Richard Scheller and Randal Scott, the members of the BridgeBio board, may be deemed to have shared voting and investment power over the shares beneficially owned by BridgeBio. Such persons disclaim beneficial ownership of all shares held by BridgeBio, except to the extent of any indirect pecuniary interests therein. The address of BridgeBio is 421 Kipling St., Palo Alto, California 94301.

(9)	Includes the number of shares beneficially owned by the named executive officers and directors listed in the table above.

LEGAL MATTERS

The validity of the shares of BridgeBio common stock to be issued pursuant to the mergers will be passed upon for BridgeBio by Skadden, Arps, Slate, Meagher & Flom LLP, counsel to BridgeBio.

EXPERTS

Eidos Therapeutics, Inc.

The financial statements of Eidos Therapeutics, Inc. appearing in Eidos Therapeutics, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2019 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

BridgeBio Pharma, Inc.

The consolidated financial statements incorporated in this joint proxy/prospectus by reference from BridgeBio’s Annual Report on Form 10-K for the year ended December 31, 2019, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Eidos Annual Meeting Stockholder Proposals

Eidos will hold an annual meeting of stockholders in 2021 only if the mergers have not already been completed. If an annual meeting is held, any stockholder who meets the requirements of the proxy rules under the Exchange Act, may submit proposals to the Eidos board to be presented at the 2021 annual meeting. Such proposals must comply with the requirements of Rule 14a-8 under the Exchange Act and be submitted in writing by notice delivered or mailed by first-class United States mail, postage prepaid, to Eidos’ Secretary at Eidos’ principal executive offices at 101 Montgomery Street, Suite 2000, San Francisco, CA 94104, no later than December 25, 2020 in order to be considered for inclusion in the proxy materials to be disseminated by the Eidos board for such annual meeting. If the date of the 2021 annual meeting is moved by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, then notice must be received within a reasonable time before Eidos begins to print and send proxy materials. If that happens, Eidos will publicly announce the deadline for submitting a proposal in a press release or in a document filed with the SEC. A proposal submitted outside the requirements of Rule 14a-8 under the Exchange Act will be considered untimely if received after March 10, 2021.

The Eidos bylaws also provide for separate notice procedures to recommend a person for nomination as a director or to propose business to be considered by stockholders at a meeting. To be considered timely under these provisions, the stockholder’s notice must be received by Eidos’ Secretary at its principal executive offices at the address set forth above no earlier than January 27, 2021 and no later than February 26, 2021. The Eidos bylaws also specify requirements as to the form and content of a stockholder’s notice.

Eidos’ board, a designated committee thereof or the chairman of the meeting may refuse to acknowledge the introduction of any stockholder proposal if it is not made in compliance with the applicable notice provisions.

BridgeBio Annual Meeting Stockholder Proposals

BridgeBio intends to hold a regular annual meeting of stockholders in 2021 regardless of whether the mergers are completed.

Any stockholder who meets the requirements of the proxy rules under the Exchange Act may submit proposals to the BridgeBio board to be presented at BridgeBio’s 2021 annual meeting of stockholders (the “BridgeBio 2021 annual meeting”). Such proposals must comply with the requirements of Rule 14a-8 under the Exchange Act and be submitted in writing by notice delivered or mailed by first-class United States mail, postage prepaid, to BridgeBio’s Secretary at BridgeBio’s principal executive offices at 421 Kipling Street, Palo Alto, CA 94301, no later than December 23, 2020 in order to be considered for inclusion in the proxy materials to be disseminated by the BridgeBio board for such annual meeting. If the date of the BridgeBio 2021 annual meeting is moved by more than 30 days from the date contemplated at the time of the 2020 proxy statement, then notice must be received within a reasonable time before BridgeBio begins to print and send proxy materials. If that happens, BridgeBio will publicly announce the deadline for submitting a proposal in a press release or in a document filed with the SEC. A proposal submitted outside the requirements of Rule 14a-8 under the Exchange Act will be considered untimely if received after March 4, 2021 (which advance notice deadline was inadvertently stated as March 9, 2021 in BridgeBio’s proxy statement for its 2020 annual meeting of stockholders).

BridgeBio’s bylaws also provide for separate notice procedures to recommend a person for nomination as a director or to propose business to be considered by stockholders at a meeting. To be considered timely under these provisions, the stockholder’s notice must be received by BridgeBio’s Secretary at BridgeBio’s principal executive offices at the address set forth above no earlier than February 2, 2021 and no later than March 4, 2021 (which advance notice window was inadvertently stated as February 7, 2021 until March 9, 2021 in BridgeBio’s proxy statement for its 2020 annual meeting of stockholders). BridgeBio’s bylaws also specify requirements as to the form and content of a stockholder’s notice.

BridgeBio’s board, a designated committee thereof or the chairman of the meeting may refuse to acknowledge the introduction of any stockholder proposal if it is not made in compliance with the applicable notice provisions.

HOUSEHOLDING

The SEC permits companies to send a single set of proxy materials to any household at which two or more stockholders reside, unless contrary instructions have been received, but only if the applicable company provides advance notice and follows certain procedures. In such cases, each stockholder continues to receive a separate notice of the meeting and proxy card.

If you hold your shares of BridgeBio common stock or Eidos common stock in “street name,” your bank, broker or other nominee may have instituted householding. If your household has multiple accounts holding BridgeBio common stock or Eidos common stock, you may have already received householding notification from your bank, broker or other nominee. Please contact your bank, broker or other nominee directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies. Not all banks, brokers or other nominees may offer the opportunity to permit beneficial owners to participate in householding. If you want to participate in householding and eliminate duplicate mailings in the future, you must contact your bank, broker or other nominee directly.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows BridgeBio and Eidos to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except as set forth below. The documents that are incorporated by reference contain important information about BridgeBio and Eidos, and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by BridgeBio (File No. 001-38959) and Eidos (File No. 001-38533):

BridgeBio SEC Filings (File No. 001-38959)	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2019, filed on March 3, 2020

Quarterly Reports on Form 10-Q	Fiscal quarters ended September 30 (filed on November 5, 2020), June 30, 2020 (filed on August 11, 2020) and March 31, 2020 (filed on May 14, 2020)

Current Reports on Form 8-K (other than information furnished pursuant to Item 2.02 or Item 7.01)	Filed on November 6, 2020, October 23, 2020, October 6, 2020, October 5, 2020, June 24, 2020, June 8, 2020, April 29, 2020, March 24, 2020, March 10, 2020, March 6, 2020, March 4, 2020, February 19, 2020 and January 7, 2020

Definitive Proxy Statement on Schedule 14A for BridgeBio’s 2020 annual meeting of stockholders	Filed on April 22, 2020

The description of BridgeBio common stock contained in BridgeBio’s registration statement on Form S-1 and any amendment or report filed for the purpose of updating such description	Filed on May 24, 2019, as amended on June 11, 2019, June 17, 2019, June 24, 2019 and June 26, 2019

Eidos SEC Filings (File No. 001-38533)	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2019, filed on February 26, 2020

Quarterly Report on Form 10-Q	Fiscal quarters ended September 30 (filed on October 29, 2020), June 30, 2020 (filed on August 6, 2020) and March 31, 2020 (filed on May 8, 2020)

Current Reports on Form 8-K (other than information furnished pursuant to Item 2.02 or Item 7.01)	Filed on October 7, 2020, October 5, 2020, August 7, 2020, June 1, 2020, March 24, 2020 and January 7, 2020

Definitive Proxy Statement on Schedule 14A for Eidos’ 2020 annual meeting of stockholders	Filed on April 24, 2020

Any description of Eidos common stock contained in a Registration Statement on Form S-3 and any amendment or report filed for the purpose of updating such description	Filed on August 2, 2019, as amended on August 23, 2019

In addition, BridgeBio and Eidos, respectively, are incorporating by reference any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the BridgeBio special meeting and the Eidos special meeting; provided that BridgeBio and Eidos are not incorporating by reference any information furnished but not filed, except as otherwise specified herein. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purposes of this joint proxy statement/prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

BridgeBio and Eidos file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain the information incorporated by reference and any other materials BridgeBio or Eidos files with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information.”

Neither BridgeBio nor Eidos has authorized anyone to give any information or make any representation about the mergers that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

WHERE YOU CAN FIND MORE INFORMATION

BridgeBio and Eidos file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including BridgeBio and Eidos, who file electronically with the SEC. The address of that website is www.sec.gov.

BridgeBio’s SEC filings are also available at https://investor.bridgebio.com, under the tab “Financials & Filings,” and Eidos’ SEC filings are also available at www.Eidostx.com, under the tab “Investors.” By referring to BridgeBio’s website, Eidos’ website and the SEC’s website, BridgeBio and Eidos do not incorporate any such website or its contents into this joint proxy statement/prospectus. The BridgeBio common stock is listed on the Nasdaq under the trading symbol of “BBIO” and the Eidos common stock is listed on the Nasdaq under the trading symbol “EIDX.”

BridgeBio has engaged Morrow Sodali as its proxy solicitor for the BridgeBio special meeting. Any questions about the mergers, requests for additional copies of documents or assistance voting your shares of BridgeBio common stock may be directed to Morrow Sodali, the proxy solicitation agent for BridgeBio, at (800) 662-5200 (toll-free in North America), or (203) 658-9400 (outside of North America), or by email at BBIO@investor.morrowsodali.com.

To obtain timely delivery of these documents before the BridgeBio special meeting, BridgeBio stockholders must request the information no later than January 11, 2021.

Eidos has engaged Innisfree as its proxy solicitor for the Eidos special meeting. Any questions about the mergers, requests for additional copies of documents or assistance voting your shares of Eidos common stock may be directed to Innisfree by (i) mail at 501 Madison Avenue, 20th Floor, New York, New York 10022 or (ii) telephone toll free at (877) 750-8332 (from the U.S. and Canada) or at (412) 232-3651 (from other locations).

To obtain timely delivery of these documents before the Eidos special meeting, Eidos stockholders must request the information no later than January 11, 2021.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

EIDOS THERAPEUTICS, INC.,

BRIDGEBIO PHARMA, INC.

GLOBE MERGER SUB I, INC.

and

GLOBE MERGER SUB II, INC.

Dated as of October 5, 2020

A-i

A-ii

A-iii

EXHIBITS

Exhibit A	Form of Certificate of Incorporation of the Initial Surviving Corporation
Exhibit B	Form of Bylaws of the Initial Surviving Corporation
Exhibit C	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit D	Form of Bylaws of the Surviving Corporation
Exhibit E	Form of Voting Agreement

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 5, 2020 (this “Agreement”), is entered into by and among Eidos Therapeutics, Inc., a Delaware corporation (the “Company”), BridgeBio Pharma, Inc., a Delaware corporation (“Parent”), Globe Merger Sub I, Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”), and Globe Merger Sub II, Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub II” and, together with the Company, Parent and Merger Sub, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Parties intend that, (a) on the terms and subject to the conditions set forth in this Agreement and immediately after the Effective Time, the Company shall merge with and into Merger Sub II (the “Subsequent Merger” and, together with the Merger, the “Mergers”), with Merger Sub II surviving the Subsequent Merger, pursuant to the provisions of the DGCL, (b) the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Code (the “Intended Tax Treatment”), and (c) this Agreement be, and be hereby adopted as, a “plan of reorganization” for purposes of Section 368 of the Code and the U.S. Treasury Regulations thereunder;

WHEREAS, the board of directors of the Company (the “Company Board”) has duly established a special committee of the Company Board consisting only of independent and disinterested directors of the Company (the “Special Committee”) to, among other things, review, evaluate and negotiate this Agreement and the transactions contemplated hereby;

WHEREAS, the Special Committee has unanimously (a) determined that it is fair to and in the best interests of the Company and the holders (other than Parent, Merger Sub, Merger Sub II and any of Parent’s other direct or indirect wholly owned Subsidiaries) of shares of the Company’s common stock, par value $0.001 per share (the “Shares”), for the Company to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement advisable and (b) resolved to recommend that the Company Board (x) declare this Agreement and the transactions contemplated by this Agreement advisable, (y) adopt this Agreement and approve the Mergers and the other transactions contemplated by this Agreement and (z) recommend adoption of this Agreement and approval of the Mergers and the other transactions contemplated by this Agreement by the holders of Shares (this clause (b), the “Special Committee Recommendation”);

WHEREAS, the Company Board, acting upon the Special Committee Recommendation, has (a) determined that it is fair to and in the best interests of the Company and the holders (other than Parent, Merger Sub, Merger Sub II and any of Parent’s other direct or indirect wholly owned Subsidiaries) of Shares for the Company to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement advisable, (b) adopted this Agreement and approved the execution, delivery and performance of this Agreement by the Company and the consummation of the Mergers and the other transactions contemplated by this Agreement, (c) resolved to recommend adoption of this Agreement and approval of the Mergers and the other transactions contemplated by this Agreement by the holders of Shares and (d) directed that this Agreement be submitted to the holders of Shares entitled to vote for its adoption;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that it is fair to and in the best interests of Merger Sub and Opco (as Merger Sub’s sole stockholder) for Merger Sub to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement advisable,

(b) adopted this Agreement and approved the execution, delivery and performance of this Agreement by Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement and (c) resolved to recommend adoption of this Agreement and approval of the Merger and the other transactions contemplated by this Agreement by Opco (as Merger Sub’s sole stockholder);

WHEREAS, the board of directors of Merger Sub II has unanimously (a) determined that it is fair to and in the best interests of Merger Sub II and Opco (as Merger Sub II’s sole stockholder) for Merger Sub II to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement advisable, (b) adopted this Agreement and approved the execution, delivery and performance of this Agreement by Merger Sub II and the consummation of the Subsequent Merger and the other transactions contemplated by this Agreement and (c) resolved to recommend adoption of this Agreement and approval of the Subsequent Merger and the other transactions contemplated by this Agreement by Opco (as Merger Sub II’s sole stockholder);

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that it is fair to and in the best interests of Parent and the holders of Parent’s common stock, par value $0.001 per share (the “Parent Shares”), for Parent to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement, including issuance of the Parent Shares that are issuable pursuant to the Merger (the “Parent Share Issuance”), advisable, (b) adopted this Agreement and approved the execution, delivery and performance of this Agreement by Parent and the consummation of the Parent Share Issuance and the other transactions contemplated by this Agreement, (c) resolved to recommend the approval of the Parent Share Issuance by the holders of Parent Shares and (d) directed that the Parent Share Issuance be submitted to the holders of Parent Shares entitled to vote for its approval;

WHEREAS, Opco as the sole stockholder of Merger Sub and Merger Sub II, shall, on the date hereof, promptly following the execution and delivery of this Agreement, adopt this Agreement and approve the Mergers and the other transactions contemplated hereby;

WHEREAS, concurrently with the execution of this Agreement, the Company and certain stockholders of Parent (the “Parent Stockholders”) are entering into Voting Agreements substantially in the form attached hereto as Exhibit E (collectively, the “Voting Agreements”) pursuant to which, subject to the terms and conditions therein, the Parent Stockholders have agreed to vote all of their respective Parent Shares in favor of the Parent Share Issuance and to vote against certain Parent Acquisition Proposals; and

WHEREAS, the Company, Parent, Merger Sub and Merger Sub II desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Mergers.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties intending to be legally bound agree as follows:

ARTICLE I

The Mergers; Closing; Effective Time

1.1.    The Mergers.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Initial Surviving Corporation”) and, after the Merger, shall be an indirect wholly owned Subsidiary of Parent and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers, franchises and authority, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the DGCL.

(b)    Upon the terms and subject to the conditions set forth in this Agreement, at the Subsequent Merger Effective Time, the Initial Surviving Corporation shall be merged with and into Merger Sub II and the separate corporate existence of the Initial Surviving Corporation shall thereupon cease. Merger Sub II shall be the surviving corporation in the Subsequent Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and, after the Subsequent Merger, shall continue to be an indirect wholly owned Subsidiary of Parent and the separate corporate existence of Merger Sub II, with all of its rights, privileges, immunities, powers, franchises and authority, shall continue unaffected by the Subsequent Merger, except as set forth in Article II. The Subsequent Merger shall have the effects specified in the DGCL.

1.2.    Closing. The closing for the Mergers (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York 10001, or remotely by exchange of documents and signatures (or their electronic counterparts), at 9:00 a.m. (New York City time), on the fifth (5th) Business Day after the day on which the last of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) has been satisfied or waived (and all such conditions remain satisfied or waived on such fifth (5th) Business Day) in accordance with this Agreement or at such other date, time and place as the Parties may agree in writing. The day on which the Closing actually occurs is referred to as the “Closing Date.”

1.3.    Effective Time.

(a)    On the Closing Date, Merger Sub and the Company shall file with the Secretary of State of the State of Delaware a certificate of merger relating to the Merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL, and the Parties shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as is permissible under the DGCL and as may be agreed by the Parties in writing and specified in the Certificate of Merger (the “Effective Time”).

(b)    Immediately following the Effective Time, the Initial Surviving Corporation and Merger Sub II shall file with the Secretary of State of the State of Delaware a certificate of merger relating to the Subsequent Merger (the “Certificate of Merger for Subsequent Merger”) executed in accordance with the relevant provisions of the DGCL, and the Parties shall make all other filings or recordings required under the DGCL in connection with the Subsequent Merger. The Subsequent Merger shall become effective at the time when the Certificate of Merger for Subsequent Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as is permissible under the DGCL and as may be agreed by the Parties in writing and specified in the Certificate of Merger for Subsequent Merger (the “Subsequent Merger Effective Time”).

ARTICLE II

Organizational Documents

2.1.    Initial Surviving Corporation. At the Effective Time, each of the amended and restated certificate of incorporation and the bylaws of the Initial Surviving Corporation shall be amended and restated in their entirety to read as set forth in Exhibit A and Exhibit B, respectively, each until thereafter amended, restated or amended and restated in accordance with, or as required by, the provisions therein or applicable Law, in each case, consistent with the obligations set forth in Section 7.12.

2.2.    Surviving Corporation. At the Subsequent Merger Effective Time, each of the certificate of incorporation and the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read as set forth in Exhibit C and Exhibit D, respectively (respectively, the “Charter” and the “Bylaws”), each until thereafter amended, restated or amended and restated in accordance with, or as required by, the provisions therein or applicable Law, in each case, consistent with the obligations set forth in Section 7.12.

ARTICLE III

Directors and Officers

3.1.    Directors of the Initial Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Initial Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the certificate of incorporation and the bylaws of the Initial Surviving Corporation, and applicable Law.

3.2.    Officers of the Initial Surviving Corporation. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Initial Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the certificate of incorporation and the bylaws of the Initial Surviving Corporation, and applicable Law.

3.3.    Directors and Officers of the Surviving Corporation. The directors and officers of the Initial Surviving Corporation immediately prior to the Subsequent Merger Effective Time shall, from and after the Subsequent Merger Effective Time, be the directors and officers of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Charter, the Bylaws and applicable Law.

ARTICLE IV

Effect of the Mergers on Capital Stock;

Exchange of Eligible Shares

4.1.    Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub:

(a)    Merger Consideration. Other than the Shares owned by the Company as treasury stock or otherwise owned by the Company, Parent, Merger Sub, Merger Sub II or any other direct or indirect wholly owned Subsidiary of Parent and, in each case, not held on behalf of third parties (such Shares, the “Excluded Shares”) and other than Shares that are subject to Company Restricted Share Awards (which shall be treated as provided in Section 4.4(b)), each Share that is issued and outstanding immediately prior to the Effective Time (such Shares, the “Eligible Shares”) shall be converted into the right to receive, subject to Sections 4.1(b), 4.3(h) and 4.5:

(i)    in the case of a Share with respect to which an election to receive Parent Shares (a “Stock Election”) has been properly made and not revoked or lost pursuant to Section 4.3 or with respect to which no election has been made (each, a “Stock Electing Share” and, collectively, the “Stock Electing Shares”), a number of Parent Shares equal to the Stock Election Exchange Ratio (the “Stock Election Consideration”); or

(ii)    in the case of a Share with respect to which an election to receive cash (a “Cash Election”) has been properly made and not revoked or lost pursuant to Section 4.3 (each, a “Cash Electing Share” and, collectively, the “Cash Electing Shares”), the Per Share Election Amount in cash, without interest (as adjusted pursuant to Section 4.1(b), the “Cash Election Consideration”).

From and after the Effective Time, subject to Section 4.5, all of such Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and (A) each certificate formerly representing any of the Eligible Shares (each, a “Certificate”), and (B) each book-entry account formerly representing any non-certificated Eligible

Shares (each, a “Book-Entry Share”), shall thereafter represent only the right to receive, as applicable, the Stock Election Consideration or Cash Election Consideration (collectively, the “Merger Consideration”), including cash in lieu of any fractional Parent Shares which such Certificate or Book-Entry Share has been converted into the right to receive, if any, pursuant to this Section 4.1(a) and Section 4.3(h) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 4.3(i).

(b)    Proration. Notwithstanding any other provision contained in this Agreement, the Cash Election Consideration shall be subject to adjustment pursuant to this Section 4.1(b):

(i)    if the Aggregate Cash Election Amount exceeds the Available Cash Election Amount, then (x) each Stock Electing Share shall be converted into the right to receive the Stock Election Consideration and (y) each Cash Electing Share shall be converted into the right to receive:

(A) an amount (without interest) of cash equal to the quotient of (1) the Available Cash Election Amount divided by (2) the number of Cash Electing Shares (the “Per Share Prorated Cash Amount”); and

(B) a number of Parent Shares equal to the product of (1) the Stock Election Exchange Ratio multiplied by (x) one minus (y) a fraction, (A) the numerator of which is the Available Cash Election Amount and (B) the denominator of which is the Aggregate Cash Election Amount; and

(ii)    if the Available Cash Election Amount is equal to or exceeds the Aggregate Cash Election Amount, then:

(A) each Stock Electing Share shall be converted into the right to receive the Stock Election Consideration; and

(B) each Cash Electing Share shall be converted into the right to receive an amount of cash (without interest) equal to the Per Share Election Amount.

For purposes of this Agreement:

“Aggregate Cash Election Amount” means the product of (i) the number of Cash Electing Shares multiplied by (ii) the Per Share Election Amount.

“Available Cash Election Amount” means $175,000,000.

“Per Share Election Amount” means $73.26.

(c)    Treatment of Excluded Shares. Each Excluded Share shall automatically be cancelled without payment of any consideration therefor and shall cease to exist.

(d)    Merger Sub. Each share of common stock, par value $0.0001 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall be converted into one (1) share of common stock, par value $0.0001 per share, of the Initial Surviving Corporation.

4.2.    Effect of Subsequent Merger on Capital Stock. At the Subsequent Merger Effective Time, by virtue of the Subsequent Merger and without any action on the part of the holder of any capital stock of the Initial Surviving Corporation or on the part of the sole stockholder of Merger Sub II:

(a)    each share of common stock, par value $0.0001 per share, of Merger Sub II, issued and outstanding immediately prior to the Subsequent Merger Effective Time, shall be converted into one share of common stock, par value $0.0001 per share, of the Surviving Corporation; and

(b)    each share of common stock, par value $0.0001 per share, of the Initial Surviving Corporation, issued and outstanding immediately prior to the Effective Time, shall be cancelled for no consideration.

4.3.    Exchange of Eligible Shares and Delivery of Merger Consideration.

(a)    Deposit of Merger Consideration and Exchange Agent.

(i)    At the Effective Time, Parent shall deposit, or cause to be deposited, with an exchange agent selected by Parent and reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed) (the “Exchange Agent”), (A) a sufficient number of Parent Shares (whether represented in certificated or non-certificated direct registration form) to be issued as Stock Consideration pursuant to Section 4.1(a) or 4.1(b), as applicable, and (B) an amount in cash in immediately available funds sufficient to make payments of (x) the aggregate Cash Consideration, (y) Fractional Share Consideration, if any, and (z) any dividends or distributions pursuant to Section 4.3(i), if any, in each case, in respect of the Eligible Shares (such Parent Shares and cash being hereinafter referred to as the “Exchange Fund”).

(ii)    The agreement pursuant to which Parent shall appoint the Exchange Agent (the “Exchange Agent Agreement”) shall be in form and substance reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed). Pursuant to the Exchange Agent Agreement, among other things, the Exchange Agent shall (A) act as the exchange agent for the issuance or payment, as applicable, and delivery of the Merger Consideration and (B) invest the cash portion of the Exchange Fund, if and as directed by Parent; provided that (1) such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) and, in any such case, no instrument or investment shall have a maturity exceeding three (3) months and (2) to the extent that there are losses with respect to such investments, or the cash portion of the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Cash Consideration, Fractional Share Consideration or any dividends or distributions payable pursuant to Section 4.3(i), Parent shall promptly replace or restore or cause the replacement or restoration of the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Subject to the terms of the Exchange Agent Agreement, any interest and other income resulting from such investment (if any) shall become a part of the Exchange Fund, and any amounts (if any) in excess of the amounts payable under Section 4.1(a) or 4.1(b), as applicable, shall, subject to Section 4.3(d), be promptly returned to Parent or the Surviving Corporation, as requested by Parent.

(b)    Procedures for Surrender.

(i)    As promptly as reasonably practicable after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Corporation (with the assistance of Parent if necessary) shall cause the Exchange Agent to provide or make available to each holder of record of Eligible Shares (each a “Holder”) that are (A) Certificates or (B) Book-Entry Shares not held through The Depository Trust Company (“DTC”) notice advising such holders of the effectiveness of the Merger, which notice shall include (I) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass, only upon delivery of the Certificates to the Exchange Agent (or affidavits of loss in lieu of the Certificates, as provided in Section 4.3(e)) or the surrender of such Book-Entry Shares to the Exchange Agent (which is deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other evidence reasonably acceptable to Parent or the Exchange Agent, if any, of such surrender), such materials to be in such form and have such other provisions as Parent desires and reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed) and (II) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.3(e)) or the Book-Entry Shares to the Exchange Agent in exchange for the Merger Consideration including the Fractional

Share Consideration, if any, and dividends or distributions payable pursuant to Section 4.3(i), if any, that such holder is entitled to receive as a result of the Merger pursuant to Section 4.1(a) or 4.1(b), as applicable.

(ii)    With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent, DTC and such other necessary or desirable third-party intermediaries to ensure that the Exchange Agent will transmit to DTC or its nominees as promptly as reasonably practicable after the Effective Time (and in any event within three (3) Business Days thereafter), upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Exchange Agent, DTC and such other necessary or desirable third-party intermediaries, the Merger Consideration including the Fractional Share Consideration, if any, and dividends or distributions payable pursuant to Section 4.3(i), if any, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(iii)    Upon surrender to the Exchange Agent of Eligible Shares that (A) are Certificates, by physical surrender of such Certificate (or affidavits of loss in lieu of the Certificates, as provided in Section 4.3(e)) together with the letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Exchange Agent in accordance with the terms of the materials and instructions provided by the Exchange Agent, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the surrender of Book-Entry Shares (or such other evidence, if any, of surrender with respect to such Book-Entry Shares), in each case, pursuant to such materials and instructions as contemplated by Section 4.3(b)(i), or (C) are Book-Entry Shares held through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Exchange Agent, DTC and such other necessary or desirable third-party intermediaries pursuant to Section 4.3(b)(ii), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to issue or pay, as applicable, and deliver as promptly as reasonably practicable to such holders, (1) the number of Parent Shares (whether represented in certificated or non-certificated direct registration form) issued pursuant to Section 4.1(a) or 4.1(b), as applicable, and (2) an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.3(g)) sufficient to make payments of any cash consideration payable pursuant to Section 4.1(a) or 4.1(b), as applicable, and Fractional Share Consideration, if any, and any dividends or distributions payable pursuant to Section 4.3(i), if any, in each case, in respect of the Eligible Shares represented by such Certificate (or an affidavit of loss in lieu of the Certificate, as provided in Section 4.3(e)) or such Book-Entry Share.

(iv)    For the avoidance of doubt, no interest will be paid or accrued for the benefit of any holder of Eligible Shares on any amount payable upon the surrender of any Eligible Shares as contemplated by the foregoing provisions of this Section 4.3(b), and any Certificates and Book-Entry Shares so surrendered shall be cancelled by the Exchange Agent. Any Merger Consideration (including any Fractional Share Consideration), together with any dividends or distributions payable pursuant to Section 4.3(i), issued or paid upon surrender of a Certificate or a Book-Entry Share will be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or such Book-Entry Share.

(v)    In the event of a transfer of ownership of any Eligible Shares that are not registered in the stock transfer books of the Company or if the applicable Merger Consideration is to be issued or paid in a name other than that in which the Certificate or Certificates surrendered are registered in the stock transfer books or ledger of the Company, it shall be a condition of the issuance or payment of the applicable Merger Consideration that the Certificate formerly representing such Eligible Shares is properly endorsed and otherwise in proper form for surrender and presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer, documentary, sales, use, stamp or registration Taxes or other similar Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Exchange Agent. Issuance or payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company.

(vi)    Subject to the terms of the Exchange Agent Agreement, Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, consistent with the terms of this Agreement, governing the validity of any such transmittal materials described herein and compliance by any holder of Shares with the procedures contemplated by this Agreement.

(c)    Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed with respect to the Shares outstanding immediately prior to the Effective Time and there shall be no transfers on the stock transfer books of the Company of any Shares outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share formerly representing any Shares is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled or, in the case such Shares are Eligible Shares, cancelled and exchanged for the applicable Merger Consideration including the Fractional Share Consideration, if any, and dividends or distributions payable pursuant to Section 4.3(i), if any, to which the holder thereof is entitled in accordance with this Article IV.

(d)    Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof (if any)) that remains unclaimed by the holders of Shares for one (1) year from and after the Closing Date shall be delivered to the Surviving Corporation. Any holder of Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Article IV shall thereafter look only to the Surviving Corporation for issuance or payment of the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.3(g)) payable pursuant to Section 4.1(a) or 4.1(b), as applicable. Notwithstanding anything to the contrary in the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any portion of the Exchange Fund properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto.

(e)    Lost, Stolen or Destroyed Certificates. In the event any Certificate representing Eligible Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue or pay the applicable Merger Consideration issuable or payable pursuant to Section 4.1(a) or 4.1(b), as applicable, including the Fractional Share Consideration, if any, and dividends or distributions payable pursuant to Section 4.3(i), if any, deliverable in respect of such lost, stolen or destroyed Certificate.

(f)    No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of the Shares in connection with the Merger, the Subsequent Merger or otherwise under this Agreement or the transactions contemplated hereby.

(g)    Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of Parent, the Exchange Agent and the Surviving Corporation (and any of their Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or non-U.S. Tax Law. To the extent that amounts are so withheld, such withheld amounts (i) shall be remitted to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(h)    Fractional Shares.

(i)    No certificates, receipts or scrip representing fractional Parent Shares will be issued upon the surrender or transfer for exchange of Certificates or Book-Entry Shares, no dividend or distribution of Parent will relate to such fractional Parent Shares, and such fractional Parent Shares will not entitle the owner thereof to vote or to any rights of a holder of Parent Shares.

(ii)    Parent shall pay to the Exchange Agent an amount in cash to be deposited promptly following the Effective Time, sufficient for the Exchange Agent to pay each holder of Certificates or Book-Entry Shares an amount in cash (rounded to the nearest cent) equal to the product of (1) the fraction of a Parent Share (rounded to the nearest thousandth when expressed in decimal form) to which such holder (taking into account all fractional Parent Shares to be received by such holder) would otherwise have been entitled to receive pursuant to Section 4.1(a) or 4.1(b), as applicable, multiplied by (2) the Reference Price.

(i)    Dividends or Distributions with Respect to Parent Shares. No dividends or other distributions with respect to Parent Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the right to receive the Parent Shares represented thereby, and all such dividends and other distributions will be paid by Parent to the Exchange Agent and will be included in the Exchange Fund, in each case, until the surrender of such Certificate (or an affidavit of loss in lieu of the Certificate, as provided in Section 4.3(e)) or Book-Entry Share in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or an affidavit of loss in lieu of the Certificate, as provided in Section 4.3(e)) or Book-Entry Share there will be paid to the holder thereof, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Shares to which such holder is entitled pursuant to Section 4.1(a) or 4.1(b), as applicable, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Shares.

(j)    Election. Each Holder shall have the right, subject to the limitations set forth in this Article IV, to submit an Election in accordance with this Section 4.3(j) on or prior to the Election Deadline. The Company shall not waive the Election Deadline unless such Election Deadline is waived with respect to all Holders, the new election deadline is publicly disclosed by the Company to all Holders on a date agreed to by Parent, and Parent has otherwise given its prior written consent to such waiver (such agreement or consent not to be unreasonably withheld, conditioned or delayed). “Election Deadline” means 5:00 p.m., New York City time, on the date which the Parties shall agree is as near as practicable to three (3) Business Days preceding the Closing Date or such other time or date as the Parties shall mutually agree in writing. The Parties shall cooperate to issue a press release in accordance with Section 7.9 that is reasonably satisfactory to each of them announcing the date of the Election Deadline at least five (5) Business Days prior to the Election Deadline.

(i)    Each Holder may specify in a request made in accordance with the provisions of this Section 4.3(j) (an “Election”) (A) the number of Shares with respect to which such Holder desires to make a Stock Election and (B) the number of Shares with respect to which such Holder desires to make a Cash Election.

(ii)    Parent shall prepare a form of election that is reasonably acceptable to the Company (the “Form of Election”), and Parent shall mail, or shall cause the Exchange Agent to mail and deliver, together with the Joint Proxy Statement, the Form of Election to Holders as of the record date for notice of the Stockholders Meeting not less than twenty (20) Business Days prior to the anticipated Election Deadline (the period between such mailing and the Election Deadline, the “Election Period”). Parent shall make available one or more Forms of Election as may reasonably be requested from time to time by all Persons who become Holders during the period following the record date for the Stockholders Meeting and prior to the Election Deadline. Any Holder that holds any Shares as nominee, as trustee or in other representative capacity may, through proper instructions and documentation, submit a separate Form of Election prior to the Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such Shares.

(iii)    Any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a Form of Election properly completed and signed. Any Share with respect to which the Holder does not make a valid Election by the Election Deadline shall be deemed to be a Stock Electing Share.

(iv)    Any Holder may, at any time during the Election Period, revoke his, her or its Election by written notice to the Exchange Agent prior to the Election Deadline, together with a properly completed and signed revised Form of Election. Any subsequent transfer of any Shares after the Holder of such Shares has made an Election shall automatically revoke such Election as to such Shares (and such subsequent transferee may make a new Election pursuant to and if permitted by the terms of this Section 4.3(j)). Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Company or Parent that this Agreement has been terminated in accordance with Article IX. The Exchange Agent shall have reasonable discretion to determine if any Election is not properly made, changed or revoked with respect to any Shares (none of the Company, Parent, Merger Sub, Merger Sub II or the Exchange Agent being under any duty to notify any Holder of any applicable defect). In the event the Exchange Agent makes a good faith determination that an Election (A) was not properly made (including as a result of the Exchange Agent not receiving an Election by the Election Deadline) or (B) has been otherwise revoked or lost, such Election shall be deemed to be ineffective, and the Shares covered by such Election shall, for purposes hereof, be deemed to be Stock Electing Shares.

4.4.    Treatment of Equity Awards; Employee Stock Purchase Plan.

(a)    Treatment of Company Options. Immediately prior to the Effective Time, each unexpired, unexercised and outstanding stock option to purchase Shares granted under the Company Stock Plans or otherwise (a “Company Option”) shall, automatically and without any action on the part of the holder thereof, cease to represent a right to purchase Shares and be converted immediately prior to the Effective Time into an option, on the same terms and conditions applicable to such Company Option immediately prior to the Effective Time (including any terms and conditions that provide for accelerated vesting in connection with the Merger or the other transactions contemplated by this Agreement), to purchase the number of Parent Shares, rounded down to the nearest whole share, that is equal to the product of (i) the number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the Stock Award Exchange Ratio, at an exercise price per Parent Share (rounded up to the nearest cent) equal to (A) the exercise price for such Shares subject to such Company Option immediately prior to the Effective Time divided by (B) the Stock Award Exchange Ratio; provided that the adjustments provided in this Section 4.4(a) with respect to any Company Options are intended to be effected in a manner that is consistent with Section 424(a) of the Code and Section 409A of the Code.

(b)    Treatment of Company Restricted Shares. Notwithstanding anything in this Agreement to the contrary, each outstanding award of Shares granted under the Company Stock Plans or otherwise that is subject to forfeiture conditions, but excluding any Shares that are subject solely to a repurchase condition based on the fair market value of a Share (each, a “Company Restricted Share Award”), shall, automatically and without any action on the part of the holder thereof, be converted into an award of Parent restricted shares covering a number of Parent Shares equal to the product of (x) the number of Shares subject to such Company Restricted Share Award immediately prior to the Effective Time multiplied by (y) the Stock Election Exchange Ratio, which Parent Shares shall be subject to the same terms and conditions as were applicable to such Company Restricted Share Award immediately prior to the Effective Time (including any terms and conditions that provide for accelerated vesting in connection with the Merger or the other transactions contemplated by this Agreement); provided that no fractional Parent Shares will be issued in respect of any such Company Restricted Share Award, and Parent shall instead pay, or cause to be paid by the Surviving Corporation or any of its Affiliates, to the holder of such Company Restricted Share Award as soon as practicable, but in no event later than ten (10) Business Days following the Closing Date, an amount in cash (rounded to the nearest cent), without interest but after giving effect to any required Tax withholdings as provided in Section 4.3(g), equal to the product of (1) the fraction of a Parent Share (rounded to the nearest thousandth when expressed in decimal form) to which such holder (taking into account all fractional Parent Shares to be received by such holder) would otherwise have been entitled to receive pursuant to this Section 4.4(b) multiplied by (2) the Reference Price, without regard to any vesting requirements.

(c)    Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board (the “Compensation Committee”), as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Sections 4.4(a) and 4.4(b). In addition, the Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of any Company Options or Company Restricted Share Awards (collectively, the “Company Equity Awards”). At the Effective Time, Parent shall assume all of the obligations of the Company relating to Company Equity Awards outstanding immediately prior to the Effective Time, including under the applicable Company Stock Plans and the agreements evidencing the grants thereof. Prior to the delivery of any Parent Shares in respect of any Company Options converted pursuant to this Section 4.4, Parent shall file a registration statement on Form S-8 (or other applicable form) with respect to the Parent Shares subject to such Company Options converted pursuant to this Section 4.4 and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted Company Options remain outstanding. As soon as practicable after the Effective Time, Parent shall deliver to the holders of Company Equity Awards appropriate notices setting forth such holders’ rights pursuant to the respective applicable Company Stock Plans, and the agreements evidencing the grants of such Company Equity Awards shall continue in effect on the same terms and conditions, subject to the adjustments required by this Section 4.4 after giving effect to the transactions contemplated by this Agreement.

(d)    Employee Stock Purchase Plan. Prior to the Effective Time, the Company Board or the Compensation Committee will adopt such resolutions and take such other reasonable actions as may be reasonably necessary to provide that (i) participants in the Company’s 2018 Employee Stock Purchase Plan (the “Employee Stock Purchase Plan”) may not increase the amount of their payroll deductions from those in effect on the date of this Agreement; (ii) no participation period under the Employee Stock Purchase Plan will commence after the date of this Agreement; (iii) each right to purchase Shares under the Employee Stock Purchase Plan that is outstanding immediately prior to the Effective Time shall, immediately prior to the Effective Time, be exercised to purchase Shares in accordance with the terms of the Employee Stock Purchase Plan as if such date was the last day of the applicable participation period and each Share so purchased shall be deemed to be a Stock Electing Share in accordance with Section 4.1(a)(i); and (iv) the Employee Stock Purchase Plan shall be terminated immediately prior to the Effective Time. Any remaining accumulated but unused payroll deductions shall be distributed to the relevant participants without interest as soon as administratively practicable following the Effective Time.

4.5.    Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date hereof to the earlier of the Effective Time and termination of this Agreement in accordance with Article IX, the issued and outstanding Shares or Parent Shares, as applicable, or securities convertible or exchangeable thereinto or exercisable therefor shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger (other than the Mergers), issuer tender offer or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Stock Consideration, Cash Consideration, and any other similarly dependent items, as the case may be, shall be equitably adjusted in order to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, nothing in this Section 4.5 shall be construed to permit the Company, Parent or any other Person to take any action except to the extent consistent with, and not otherwise prohibited or restricted by, the terms of this Agreement.

ARTICLE V

Representations and Warranties of the Company

Except as set forth in the publicly available Company Reports filed with the U.S. Securities and Exchange Commission (the “SEC”) on or after June 19, 2018 and prior to the date hereof (excluding, in each case, any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the confidential disclosure letter delivered to Parent by the Company prior to or concurrently with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that, for purposes of the representations and warranties set forth in this Article V, disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent, Merger Sub and Merger Sub II that:

5.1.    Organization, Good Standing and Qualification. The Company (a) is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite corporate power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and (c) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the case of clauses (b) and (c), where the failure to have such power or authority or to be so qualified or, to the extent such concept is applicable, in good standing (i) does not constitute a Company Material Adverse Effect and (ii) would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement. The Company has no Subsidiaries.

5.2.    Capital Structure.

(a)    The authorized capital stock of the Company consists of (i) 150,000,000 Shares, of which 38,592,203 Shares were issued and outstanding as of the close of business on October 2, 2020 (the “Measurement Date”), of which 251,404 were subject to Company Restricted Share Awards, and (ii) 5,000,000 preferred shares, par value $0.001 per share, of which none are issued and outstanding as of the date hereof. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of the Measurement Date, other than 3,274,911 Shares reserved for future issuance under the Company Stock Plans and the Employee Stock Purchase Plan, of which 1,911,632 Shares are subject to issuance pursuant to Company Options and 9,052 Shares are subject to outstanding restricted stock units entitling the holder thereof to Shares or cash equal to the value of Shares with only time-based vesting requirements, the Company has no Shares reserved for issuance. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, restricted share units, performance units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights, obligations or contracts of any kind that obligate the Company to issue or sell any shares of capital stock or other securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Company Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any lien, charge, pledge, security interest, claim, adverse ownership interest or other encumbrance (each, a “Lien”). The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of Shares on any matter. From the Measurement Date to the date of this Agreement, no Shares or Company Equity Awards have been issued, other than in connection with the vesting, settlement or exercise of Company Equity Awards that were issued and outstanding as of the Measurement Date.

(b)    The Company does not own any capital stock, equity interest or other direct or indirect ownership interest in any other Person, other than equity securities in a publicly traded company (i) held for investment and (ii) consisting of less than one percent (1%) of the outstanding capital stock of such company.

(c)    Each Company Option (i) was granted and properly approved in compliance with all applicable Laws, including the applicable requirements of NASDAQ, and all of the terms and conditions of the applicable Company Stock Plan pursuant to which it was issued and (ii) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant.

5.3.    Corporate Authority; Approval and Fairness.

(a)    The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and the Voting Agreements, and to perform its obligations under this Agreement and the Voting Agreements, and to consummate the Mergers and the other transactions contemplated hereby and thereby, subject only to the Requisite Company Stockholder Approvals. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent, Merger Sub and Merger Sub II, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)    The Company Board, acting upon the Special Committee Recommendation, has (i) (A) determined that it is fair to and in the best interests of the Company and the holders (other than Parent, Merger Sub, Merger Sub II and any of Parent’s other direct or indirect wholly owned Subsidiaries) of Shares for the Company to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement advisable, (B) adopted this Agreement and approved the execution, delivery and performance of this Agreement by the Company and the consummation of the Mergers and the other transactions contemplated by this Agreement and (C) resolved to recommend adoption of this Agreement and approval of the Mergers and the other transactions contemplated by this Agreement by the holders of Shares (the “Company Recommendation”) and (ii) directed that this Agreement be submitted to the holders of Shares entitled to vote for adoption of this Agreement and approval of the Mergers and the other transactions contemplated by this Agreement. The Special Committee has (i) been duly established, (ii) received an opinion of Centerview Partners LLC, the Special Committee’s financial advisor (the “Special Committee Financial Advisor”), to the effect that the Merger Consideration is fair, from a financial point of view, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, to the holders of Shares (other than Excluded Shares and Shares that are subject to Company Restricted Share Awards) and as of the date of this Agreement such opinion has not been withdrawn, revoked or modified, (iii) determined that it is fair to and in the best interests of the Company and the holders (other than Parent, Merger Sub, Merger Sub II and any of Parent’s other direct or indirect wholly owned Subsidiaries) of Shares for the Company to enter into this Agreement and (iv) recommended to the Company Board that the Company Board make the Company Recommendation. A copy of such opinion has been delivered to Parent solely for informational purposes promptly following the execution of this Agreement and it is understood and agreed that such opinion of the Special Committee Financial Advisor may not be relied upon by Parent, Merger Sub or Merger Sub II.

5.4.    Governmental Filings; No Violations; Certain Contracts.

(a)    Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations pursuant to, in compliance with or required to be made under, (i) the DGCL, (ii) the Exchange Act and the Securities Act, (iii) the rules and regulations of NASDAQ and (iv) state securities, takeover and “blue sky” Laws (the filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods and authorizations contemplated by the foregoing clauses (i) through (iv), the “Company Approvals”), and other than any filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations that may be required solely by reason of the business or identity of Parent or any of its Affiliates, no filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations are required to be obtained by the Company from, or to be given by the Company to, or to be made or held by the Company with, any U.S., non-U.S. or supranational or transnational governmental, regulatory, self-regulatory or quasi-governmental authority, entity, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other legislative, executive or judicial governmental entity or political subdivision thereof (each, a “Governmental Entity”) or any labor or trade union, works council or other employee representative body, in connection with the execution, delivery and performance by the Company of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement, except for those filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations the failure of which to be obtained, given, made or held (x) does not constitute a Company Material Adverse Effect and (y) would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

(b)    The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Mergers and the other transactions contemplated by this Agreement will not, constitute or result in (i) a conflict with, a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company (assuming the Requisite Company Stockholder Approvals are obtained), (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien (other than Permitted Liens) on any of the properties, rights or assets of the Company pursuant to any Contract binding upon the Company or, assuming (solely with respect to performance of this Agreement and consummation of the Mergers and the other transactions contemplated by this Agreement) compliance with the matters referred to in Section 5.4(a), under any applicable Law to which the Company is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon the Company, except, in the case of clause (ii) or (iii) directly above, for any such conflict, breach, violation, termination, default, loss, creation, modification, acceleration or change that (x) does not constitute a Company Material Adverse Effect and (y) would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

5.5.    Company Reports; Financial Statements.

(a)    The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed by it with or furnished by it to the SEC pursuant to the Exchange Act or the Securities Act since June 19, 2018 (the forms, statements, certifications, reports and other documents filed with or furnished to the SEC since June 19, 2018 and those filed with or furnished to the SEC subsequent to the date hereof, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Since January 1, 2019, the

Company has not consummated any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act.

(b)    Each of the chief executive officer of the Company and the chief financial officer of the Company (or each former chief executive officer of the Company and each former chief financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company Reports, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “chief executive officer” and “chief financial officer” have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have outstanding nor has it arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act. As of the date hereof, to the Knowledge of the Company, there is no reason to believe that the Company’s chief executive officer and chief financial officer will not be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act in connection with the filing of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020.

(c)    The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material respect) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

(d)    The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by the Company is reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that are in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(e)    The Company has disclosed, based on the most recent evaluation by its chief executive officer and its chief financial officer prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board, (i) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(f)    Each of the balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) presents fairly, in all material respects, the financial position of the Company as of its date and each of the related statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ equity (deficit) and of cash flows included in, or incorporated by reference into, the Company Reports (including any related notes and schedules) presents fairly, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect in accordance with GAAP consistently applied during the periods involved, except as may be noted therein). Each such balance sheet or related statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ equity (deficit) and of cash flows included in or incorporated by reference into the Company Reports (including the related notes and schedules) complied as to form at the time it was filed (or, if amended prior to the date hereof, as of the date of such amendment) in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and was prepared in conformity with GAAP (except, in the case of unaudited interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto).

(g)    The Company is not a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company Reports.

5.6.    Absence of Certain Changes.

(a)    Since December 31, 2019 through the date of this Agreement, except for actions taken in connection with the execution and delivery of this Agreement and the transactions contemplated hereby, the Company has conducted its business in the ordinary course of business consistent with past practice in all material respects.

(b)    Since December 31, 2019, there has not been any change, event, occurrence, state of facts, condition, circumstance or effect that constitutes a Company Material Adverse Effect.

5.7.    Litigation and Liabilities.

(a)    There are no Proceedings pending or, to the Company’s Knowledge, threatened against the Company, except for those that (i) do not constitute a Company Material Adverse Effect and (ii) would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement. The Company is not a party to or subject to the provisions of any Order that (i) constitutes a Company Material Adverse Effect or (ii) would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

(b)    Except as reflected or reserved against in the Company’s most recent balance sheet (including the related notes and schedules) included in the Company Reports filed prior to the date hereof and for obligations or liabilities incurred in the ordinary course of business consistent with past practice since the date of such balance sheet, the Company does not have any liabilities or obligations of any nature (whether accrued, absolute, matured, unmatured, contingent or otherwise) required by GAAP to be set forth on a balance sheet of the Company, except for those that do not constitute a Company Material Adverse Effect.

5.8.    Compliance with Laws; Licenses; Anti-Corruption Laws; Import and Export Laws.

(a)    Since January 1, 2018 (the “Applicable Date”), the business of the Company has not been, and is not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance or common law, or any rule, regulation, standard, judgment, code, Order, arbitration award, agency requirement or License of any Governmental Entity (collectively, “Laws”), or any policies (including Privacy Policies) of the Company, in each case, except for violations that do not constitute a Company Material Adverse Effect.

(b)    The Company has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and Orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except for those the absence of which or the noncompliance with which does not constitute a Company Material Adverse Effect. Except as does not constitute a Company Material Adverse Effect, (i) each License is in full force and effect (other than those Licenses that have expired and in respect of which the Company has taken all measures reasonably necessary to renew (including by making all applications or filings required by applicable Law or the applicable Governmental Entity in a timely manner)), and (ii) the Company has taken all measures reasonably necessary (including by making all applications or filings required by applicable Law or the applicable Governmental Entity) to extend any License to prevent the expiration thereof. The operation of the business of the Company as presently conducted is not, and has not been since the Applicable Date, in violation of, nor is the Company in default or violation under, any License, and, to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material term, condition or provision of any License, except where such default or violation of such License does not constitute a Company Material Adverse Effect. There are no Proceedings pending or, to the Company’s Knowledge, threatened, that seek the revocation, cancellation or adverse modification of any License, except where such revocation, cancellation or adverse modification does not constitute a Company Material Adverse Effect. Since the Applicable Date, the Company has not received any notice or communication of any noncompliance or alleged noncompliance with any Licenses, except where such noncompliance does not constitute a Company Material Adverse Effect.

(c)    Since the Applicable Date, except as does not constitute a Company Material Adverse Effect, (i) neither the Company nor, to the Knowledge of the Company, any Person acting on behalf of the Company, including any officer, director, employee, agent and Affiliate thereof, has granted, paid, offered or promised to grant or pay, or authorized or ratified the granting of payment, directly or indirectly, of any rebates, monies or anything of value to any Government Official or any political party or candidate for political office, or to any other Person under circumstances where the Company or, to the Knowledge of the Company, any Person acting on behalf of the Company, including any officer, director, employee, agent and Affiliate thereof, knew or had reason to know that all or a portion of such rebates, monies or things of value would be offered, promised, or given, directly or indirectly, to any Government Official, in violation of applicable Law for the purpose of (A) influencing any act or decision of such Government Official in his or her official capacity, (B) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty, (C) securing any improper advantage or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, in each case, in order to assist the Company or any Person acting on behalf of the Company, including any officer, director, employee, agent and Affiliate thereof, in obtaining or retaining business for or with, or directing business to, any Person or to secure any other improper benefit or advantage; (ii) the Company and each Person acting on behalf of the Company, including any officer, director, employee, agent and Affiliate thereof, have complied with the Anti-Corruption Laws; and (iii) the Company (A) has instituted policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws, (B) has maintained such policies and procedures in full force and effect, (C) has not been subject to any pending Proceeding or, to the Company’s Knowledge, threatened with any Proceeding that alleges any violation of any of the Anti-Corruption Laws and (D) has not made a voluntary disclosure to a Governmental Entity in respect of any of the Anti-Corruption Laws.

(d)    Since the Applicable Date, the Company has at all times conducted its export and import and related transactions in accordance with all applicable Import and Export Laws, except as does not constitute a Company Material Adverse Effect.

(e)    Except as would not be prohibited by Import and Export Laws, the Company has not engaged in, nor is now knowingly engaging in, any material dealing or transaction with (i) any Person that at the time of such dealing or transaction is or was the subject or the target of sanctions administered by OFAC or (ii) any Person in Cuba, Iran, Sudan, Syria, North Korea or the Crimea region of Ukraine.

5.9.    Material Contracts.

(a)    Except for this Agreement and except for the Contracts filed as exhibits to the Company Reports, as of the date hereof, the Company is not a party to or bound by any Contract (or, in each case, any group of related Contracts with respect to a single transaction or series of related transactions) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (together with the Contracts filed as exhibits to the Company Reports, but excluding any Benefit Plan, the “Material Contracts”).

(b)    Each of the Material Contracts is valid and binding on the Company, and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as do not constitute a Company Material Adverse Effect. There exists no breach or event of default with respect to any such Material Contracts on the part of the Company or, to the Company’s Knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or, to the Company’s Knowledge, any other party thereto, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches or defaults that do not constitute a Company Material Adverse Effect.

5.10.    Real Property.

(a)    With respect to the real property leased, subleased or licensed to the Company (the “Leased Real Property”), the lease, sublease or license agreement for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, and the Company is not in breach of or default under such lease, sublease or license agreement, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by the Company or permit termination, modification or acceleration by any third party thereunder, except in each case as does not constitute a Company Material Adverse Effect. The Leased Real Property and all buildings, structures, improvements, and fixtures located on the Leased Real Property are (i) suitable in all material respects for the purposes for which they are currently used and (ii) free and clear of any Liens (other than Permitted Liens). Except as does not constitute a Company Material Adverse Effect, (A) there are no parties other than the Company in possession of the Leased Real Property, and (B) there are no Contracts or written or oral concessions granting to any Person other than the Company the right to use or occupy any of the Leased Real Property.

(b)    The Company has not received any written notice of any pending or, to the Company’s Knowledge, threatened condemnation of any Leased Real Property by any Governmental Entity that would reasonably be expected to materially interfere with the business or operations of the Company as presently conducted.

5.11.    Employee Benefits.

(a)    Except as does not constitute a Company Material Adverse Effect: (i) each Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by the Company with respect to each Benefit Plan have been paid or accrued in accordance with the terms of such Benefit Plan and applicable Law, (iii) there are no pending or, to the Company’s Knowledge, threatened claims (other than routine claims for benefits) or Proceedings by a Governmental Entity by, on behalf of or against any Benefit Plan or any trust related thereto; and (iv) each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the U.S. Internal Revenue Service and, to the Company’s Knowledge, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Benefit Plan.

(b)    Except as does not constitute a Company Material Adverse Effect, neither the Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, (i) a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA, in each case, in the last six (6) years.

(c)    Except (i) as does not constitute a Company Material Adverse Effect, (ii) as required by applicable Law, (iii) where the costs are borne solely by the participant (or his or her dependents or beneficiaries) or (iv) in the case of any Benefit Plan that is jointly managed with Parent or any of its Subsidiaries, no Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and the Company has no obligation to provide such benefits.

(d)    Other than as provided for in this Agreement, none of the execution, delivery or performance of this Agreement, stockholder adoption or other approval of this Agreement or the Mergers or the other transactions contemplated hereby or the consummation of the Mergers or the other transactions contemplated hereby will, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of the Company (collectively, “Company Employees”) to any material payment, severance pay or increase in severance pay, (ii) accelerate the time of payment or vesting or materially increase the amount of any payment or benefit due to any Company Employee or (iii) cause the Company to transfer or set aside any assets to fund any material payments or benefits under any Benefit Plan.

5.12.    Labor Matters.

(a)    The Company is and, since the Applicable Date has been, in compliance with all applicable Laws, Orders, Contracts, policies, plans and programs relating to employment and employment practices, including all Laws, Orders, Contracts, policies, plans and programs relating to terms and conditions of employment, health and safety, wages and hours, the classification of employees as exempt/non-exempt, the classification of individuals as employees or independent contractors, the classification under wage laws, child labor, immigration and work authorization, employment discrimination and retaliation, disability rights or benefits, equal opportunity, whistleblowing and whistleblower protection, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, relations with labor or trade unions, works councils or other employee representative bodies and unemployment insurance, except, in each case, for noncompliance as does not constitute a Company Material Adverse Effect.

(b)    As of the date hereof, the Company is not a party to or otherwise bound by, and the Company is not currently negotiating, any collective bargaining agreement, labor contract or other agreement with a labor union, works council or like organization. To the Company’s Knowledge, as of the date hereof there are no material activities or Proceedings by any individual or group of individuals, including representatives of any labor organizations, trade unions or labor unions, to organize any employees of the Company.

(c)    (i) As of the date hereof, there is no material strike, lockout, slowdown, work stoppage, organizing activities, unfair labor practice or other labor dispute, or material Proceeding or grievance pending or, to the Company’s Knowledge, threatened against or affecting the Company, and (ii) since the Applicable Date, no material strike, lockout, slowdown or work stoppage has occurred.

5.13.    Environmental Matters. Except for such matters that do not constitute a Company Material Adverse Effect: (a) since the Applicable Date, the Company has at all times been in compliance with all, and has not violated any, applicable Environmental Laws; (b) no Leased Real Property or any other real property, currently or formerly owned, leased or operated by the Company (including soils, groundwater, surface water, buildings or other structures) has been contaminated with any Hazardous Substance in a manner that would reasonably be expected to result in any obligation to conduct remedial activities on the part of, or a Proceeding against, the Company pursuant to any Environmental Law; (c) the Company is not subject to any Order, Proceeding or written notice alleging it has liability for any Hazardous Substance disposal or contamination on any third-party property or any failure to properly store or handle, or any release of or exposure to, any Hazardous Substance;

(d) the Company has not received any written notice, demand, letter, claim or request for information and is not a party to or the subject of any pending or, to the Company’s Knowledge, threatened Proceeding, in each case, alleging that the Company may be in violation of or subject to liability under any Environmental Law or regarding any Hazardous Substance; and (e) the Company is not a party to any Order or other legally-binding arrangement with any Governmental Entity, or any indemnity or other legally-binding agreement, with any third party under which the Company has any outstanding liability or obligations relating to any Environmental Law.

5.14.    Taxes. Except as does not constitute a Company Material Adverse Effect:

(a)    The Company (i) has prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by or with respect to it, and all such filed Tax Returns are true, complete and correct, (ii) has paid all Taxes shown as due and owing on any such Tax Return and all Taxes that the Company is obligated to withhold from amounts owing to any employee, former employee, independent contractor, creditor, stockholder or third party, except with respect to matters contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP and (iii) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency of Taxes. There are no Tax Liens upon any property or assets of the Company other than Permitted Liens.

(b)    No deficiencies for Taxes have been proposed or assessed in writing against the Company, and there are no pending audits or examinations in respect of any Taxes or Tax Returns of the Company, and no written notice of any such audit or examination has been received by the Company.

(c)    The Company (i) has not been a member of an affiliated group filing an affiliated, combined, unitary, consolidated or similar income Tax Return (other than a group the common parent of which is the Company or Parent), (ii) is not a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement (other than any agreement with Parent or any Subsidiary of Parent) and (iii) has no liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), by operation of Law or as transferee or successor.

(d)    During the last five (5) years, the Company has not been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(e)    The Company has not “participated” in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder (or any similar provision of state, local or foreign Law).

(f)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Law) for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) intercompany transaction or excess loss account described in Section 1502 of the Code and the Treasury Regulations promulgated thereunder (or any similar provision of state, local or foreign Law) or (v) election under Section 108(i) of the Code.

5.15.    Intellectual Property.

(a)    All material registered Intellectual Property Rights and applications therefor owned by the Company are subsisting and unexpired, and, to the Knowledge of the Company, valid and enforceable.

(b)    To the Knowledge of the Company, the Company exclusively owns all material registered Intellectual Property Rights and applications therefor owned by it and its material proprietary unregistered Intellectual

Property Rights, free and clear of any and all Liens (other than Permitted Liens), including claims of current or former employees and contractors, and the Company has not since the Applicable Date received any written claim from any other Person challenging the validity, enforceability, use or ownership of any Intellectual Property Rights, except as does not constitute a Company Material Adverse Effect.

(c)    Except as does not constitute a Company Material Adverse Effect, (i) the operation of the Company’s business does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any other Person, and (ii) since the Applicable Date, no Person has claimed the same in writing (including by a “cease and desist” letter or invitation to take a patent license). To the Knowledge of the Company, no Person is infringing any material Intellectual Property Rights of the Company.

(d)    The Company has taken all commercially reasonable actions and has implemented all commercially reasonable policies and procedures to protect (i) its material trade secrets and confidential information, (ii) any personal, personally identifiable, sensitive or regulated information collected, stored, used, disclosed, transmitted, transferred, processed or disposed of by or on behalf of the Company and (iii) the integrity, continuous operation and security of the IT Assets used in connection with its business, in each case except as does not constitute a Company Material Adverse Effect.

(e)    Except as does not constitute a Company Material Adverse Effect, since the Applicable Date, the Company has complied with all applicable Laws and all applicable contractual obligations relating to the collection, storage, use, transfer and any other processing of any personal information collected or used by the Company. Except as does not constitute a Company Material Adverse Effect: (i) the IT Assets used in the business of the Company operate and perform in all respects as required to permit the Company to conduct its business as currently conducted, (ii) such IT Assets have not malfunctioned or failed since the Applicable Date, (iii) none of the software owned by the Company contains or is distributed with any shareware, open source code or other software whose use or distribution is under a license that requires the Company to do any of the following: (A) disclose or distribute the software owned by the Company in source code form; (B) authorize a licensee of the software owned by the Company to make derivative works of such software owned thereby; or (C) distribute the software owned by the Company at no cost to the recipient. Except as does not constitute a Company Material Adverse Effect, the Company has implemented backup, security and disaster recovery technology and procedures consistent with standard practices for the industries in which the Company operates in each applicable jurisdiction in which it does business. There has been no unauthorized access to or unauthorized use of, and no material breaches, outages or violations of any of the IT Assets used in the business of the Company, except for incidents that do not constitute a Company Material Adverse Effect. The Company has not received any written notice of any material claims, investigations (including investigations by any Governmental Entity), or alleged violations of any Laws and Orders with respect to Personal Data possessed by the Company.

5.16.    Insurance. Except as does not constitute a Company Material Adverse Effect, the Company is covered by insurance policies and self-insurance programs and arrangements relating to the business, assets and operations of the Company that (i) are in full force and effect, except for any expirations thereof in accordance with the terms thereof, and (ii) are sufficient for compliance with all applicable Laws and Contracts to which the Company is a party or by which it is bound and as is customary in the industries in which the Company operates. All premiums due under such insurance policies and self-insurance programs and arrangements have been paid.

5.17.    Takeover Statutes. Assuming that the Company Unaffiliated Stockholder Approval has been obtained, the Company has taken all action necessary to permit the execution, delivery and performance of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement under Section 203 of the DGCL and, accordingly, none of Section 203 of the DGCL, any other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) that is applicable to the Company or any anti-takeover provision in the Company’s certificate of incorporation or bylaws prohibits the execution, delivery and performance of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement.

5.18.    Brokers and Finders. Neither the Company nor any officers, directors or employees thereof has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger, the Subsequent Merger or the other transactions contemplated in this Agreement except that the Special Committee has employed the Special Committee Financial Advisor as its financial advisor. The Company has made available to Parent a good faith estimate of the fees and expenses to which the Special Committee Financial Advisor is entitled in connection with the Merger, the Subsequent Merger or any other transaction contemplated by this Agreement.

5.19.    Healthcare Regulatory Matters.

(a)    Except as does not constitute a Company Material Adverse Effect, since the Applicable Date, (i) all filings, declarations, listings, registrations, reports, submissions, applications, amendments, modifications, supplements, notices, correspondence and other documents required to be filed or maintained with or furnished to the FDA or any other Healthcare Regulatory Authority (collectively, “Health Care Submissions”) by the Company have been so filed, maintained or furnished, (ii) all such Health Care Submissions were complete and accurate and in compliance with all applicable Laws when filed (or were corrected in or supplemented by a subsequent filing), and (iii) neither the Company nor, to the Knowledge of the Company, any officer, employee or agent of the Company acting on its behalf or any clinical trial investigator conducting any clinical trial of a Product Candidate of the Company (a “Company Clinical Trial Investigator”) has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Healthcare Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Healthcare Regulatory Authority or committed any act, made any statement or failed to make any statement, in each case, related to the business of the Company that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Healthcare Regulatory Authority to invoke any similar policy.

(b)    None of the Company or, to the Knowledge of the Company, any director, officer or employee of the Company or any Company Clinical Trial Investigator is or has been debarred pursuant to 21 U.S.C. § 335a (a) or (b).

(c)    Except as does not constitute a Company Material Adverse Effect, (i) all Product Candidates under development by or on behalf of the Company have been researched, developed, tested, manufactured, handled, labeled, packaged, stored, supplied, distributed, imported and exported, as applicable, in compliance with all applicable Laws, (ii) all clinical trials conducted by or on behalf of the Company have been conducted in compliance with applicable protocols, procedures and Laws, (iii) no Healthcare Regulatory Authority, institutional review board or ethics committee has commenced any action to place a clinical hold order on, or otherwise terminate or suspend, any ongoing clinical trial conducted by or on behalf of the Company and (iv) the Company has not received any written notice or communication alleging that the Company has violated or failed to comply with any applicable Laws with respect to such clinical trials. Except as does not constitute a Company Material Adverse Effect, since the Applicable Date, the Company has not received: (A) any FDA Form 483 or warning letter from the FDA or any analogous notice from any other Healthcare Regulatory Authority or (B) any other written notice of violations, inspectional observations, untitled letters or other written administrative, regulatory or enforcement notice from the FDA or any analogous Healthcare Regulatory Authority.

(d)    Except as does not constitute a Company Material Adverse Effect, since the Applicable Date, the Company has complied with, and has not been notified in writing by any Healthcare Regulatory Authority of any failure (or, to the Knowledge of the Company, any investigation with respect thereto) by the Company or any licensor, licensee, partner or distributor to comply with, or maintain systems and programs to ensure compliance with, applicable Laws pertaining to product quality, notification of facilities and products, corporate integrity, pharmacovigilance and conflict of interest, including current Good Manufacturing Practice Requirements, Good Laboratory Practice Requirements, Good Clinical Practice Requirements, establishment registration and product listing requirements, requirements applicable to the debarment of individuals, requirements applicable to the conflict of interest of clinical investigators and adverse drug reaction reporting requirements and clinical trial disclosure requirements, in each case with respect to any Product Candidates under development by or on behalf of the Company.

5.20.    Information Furnished. The information supplied or to be supplied by the Company for inclusion in the Joint Proxy Statement and the Form S-4 will not (a) in the case of the Form S-4, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading and (b) in the case of the Joint Proxy Statement, as of the date the Joint Proxy Statement is first mailed to holders of the Shares and holders of the Parent Shares, and at the time of the Stockholders Meeting and the Parent Stockholders Meeting, contain any statement which, in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading. Notwithstanding the foregoing sentence, the Company makes no representation or warranty with respect to any information supplied by or on behalf of Parent, Merger Sub or Merger Sub II for inclusion in any of the foregoing documents. The Joint Proxy Statement and the Form S-4 will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder.

5.21.    No Other Representations or Warranties. Except for the representations and warranties of the Company contained in this Article V, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby. The Company acknowledges and agrees that, except for the representations and warranties contained in Article VI, none of Parent, Merger Sub, Merger Sub II, any other Subsidiary of Parent or any other Person acting on behalf of Parent, Merger Sub, Merger Sub II or any such Subsidiary makes any representation or warranty, express or implied, with respect to Parent, Merger Sub, Merger Sub II or any other Subsidiary of Parent or with respect to any other information provided to the Company or any of its Representatives or any other Person in connection with the transactions contemplated by this Agreement, including the accuracy or completeness thereof, nor is the Company or any of its Representatives relying thereon.

ARTICLE VI

Representations and Warranties of Parent, Merger Sub and Merger Sub II

Except as set forth in the publicly available Parent Reports filed with the SEC on or after June 26, 2019 and prior to the date hereof (excluding, in each case, any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the confidential disclosure letter delivered to the Company by Parent prior to or concurrently with entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that, for purposes of the representations and warranties set forth in this Article VI, disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), Parent, Merger Sub and Merger Sub II each hereby represents and warrants to the Company that:

6.1.    Organization, Good Standing and Qualification. Each of Parent, Merger Sub and Merger Sub II (a) is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite corporate power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and (c) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the case of clauses (b) and (c), where the failure to have such power or authority or to be so qualified or, to the extent such concept is applicable, in good standing (i) does not constitute a Parent Material Adverse Effect and (ii) would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of Parent, Merger Sub or Merger Sub II to consummate the Mergers and the other transactions contemplated by this Agreement.

6.2.    Capital Structure.

(a)    The authorized capital stock of Parent consists of (i) 500,000,000 Parent Shares, of which 122,542,410 Parent Shares were issued and outstanding as of the close of business on September 30, 2020, of which 3,934,916 are subject to forfeiture conditions, and (ii) 25,000,000 preferred shares, par value $0.001 per share, of which none are issued and outstanding as of the date hereof. All of the outstanding Parent Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of September 30, 2020, other than (i) 3,735,550 Parent Shares reserved for future issuance under the 2019 Stock Option and Incentive Plan (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Parent Stock Plan”), (ii) 9,973 Parent Shares reserved for future issuance under the 2019 Inducement Equity Plan, (iii) 3,123,169 Parent Shares reserved for future issuance under the 2019 Parent Employee Stock Purchase Plan and (iv) 7,986,544 Parent Shares subject to outstanding options to purchase Parent Shares, Parent has no Parent Shares reserved for issuance. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, restricted share units, performance units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights, obligations or contracts of any kind that obligate Parent or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Parent Shares in accordance with the terms of the Parent Stock Plan, such Parent Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. From September 30, 2020 to the date of this Agreement, no Parent Shares have been issued, other than in connection with the vesting, settlement or exercise of equity awards that were issued and outstanding as of September 30, 2020 under the Parent Stock Plan.

(b)    Section 6.2(b) of the Parent Disclosure Letter sets forth, as of the date of the information set forth therein, (i) each of Parent’s Subsidiaries and the ownership interest of Parent in each such Subsidiary and (ii) Parent’s capital stock, equity interest or other direct or indirect ownership interest in any other Person, other than equity securities in a publicly traded company (A) held for investment by Parent or any of its Subsidiaries and (B) consisting of less than one percent (1%) of the outstanding capital stock of such company.

6.3.    Corporate Authority.

(a)    Each of Parent, Merger Sub and Merger Sub II has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Mergers and the other transactions contemplated hereby, subject only to (i) adoption of this Agreement by Opco as the sole stockholder of each of Merger Sub and Merger Sub II (which shall occur by written consent promptly following execution of this Agreement) and (ii) the Parent Stockholder Approval. This Agreement has been duly executed and delivered by each of Parent, Merger Sub and Merger Sub II and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding agreement of Parent, Merger Sub and Merger Sub II, enforceable against each of Parent, Merger Sub and Merger Sub II in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Parent Shares to be issued pursuant to the Merger in accordance with Section 4.1 will, when issued, be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens (including any preemptive rights).

(b)    The Parent Board has unanimously (i) determined that it is fair to and in the best interests of Parent and the holders of Parent Shares for Parent to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement, including the Parent Share Issuance, advisable, (ii) adopted this Agreement and approved the execution, delivery and performance of this Agreement by Parent and the consummation of the Mergers, the Parent Share Issuance and the other transactions contemplated by this Agreement, (iii) resolved to recommend approval of the Parent Share Issuance by the holders of Parent Shares (the “Parent Recommendation”) and (iv) directed that the Parent Share Issuance be submitted to the holders of Parent Shares entitled to vote for approval.

6.4.    Governmental Filings; No Violations; Certain Contracts.

(a)    Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations pursuant to, in compliance with or required to be made under, (i) the DGCL, (ii) the Exchange Act and the Securities Act, (iii) the rules and regulations of NASDAQ and (iv) state securities, takeover and “blue sky” Laws (the filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods and authorizations contemplated by the foregoing clauses (i) through (iv), the “Parent Approvals”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations are required to be obtained by Parent, Merger Sub or Merger Sub II from, or to be given by Parent, Merger Sub or Merger Sub II to, or to be made or held by Parent, Merger Sub or Merger Sub II with, any Governmental Entity or any labor or trade union, works council or other employee representative body, in connection with the execution, delivery and performance by Parent, Merger Sub and Merger Sub II of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement, except for those filings, notices, reports, consents, registrations, approvals, permits, waivers, consultation, advice, expirations of waiting periods or authorizations the failure of which to be obtained, given, made or held (x) does not constitute a Parent Material Adverse Effect and (y) would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of Parent, Merger Sub or Merger Sub II to consummate the Mergers and the other transactions contemplated by this Agreement.

(b)    The execution, delivery and performance of this Agreement by Parent, Merger Sub and Merger Sub II do not, and the consummation of the Mergers and the other transactions contemplated by this Agreement will not, constitute or result in (i) a conflict with, a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent, Merger Sub or Merger Sub II (assuming the Parent Stockholder Approval is obtained), (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien (other than Permitted Liens) on any of the properties, rights or assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Mergers and the other transactions contemplated by this Agreement) compliance with the matters referred to in Section 6.4(a), under any applicable Law to which Parent or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon Parent or any of its Subsidiaries, except, in the case of clause (ii) or (iii) directly above, for any such conflict, breach, violation, termination, default, loss, creation, modification, acceleration or change that (x) does not constitute a Parent Material Adverse Effect and (y) would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of Parent, Merger Sub or Merger Sub II to consummate the Mergers and the other transactions contemplated by this Agreement.

6.5.    Parent Reports; Financial Statements.

(a)    Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed by it with or furnished by it to the SEC pursuant to the Exchange Act or the Securities Act since June 26, 2019 (the forms, statements, certifications, reports and other documents filed with or furnished to the SEC since June 26, 2019 and those filed with or furnished to the SEC subsequent to the date hereof, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act applicable to the Parent Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Parent Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Since January 1, 2019, Parent has not consummated any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act.

(b)    Each of the chief executive officer of Parent and the chief financial officer of Parent (or each former chief executive officer of Parent and each former chief financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Parent Reports, and the statements contained in such certifications are true and accurate in all material respects. Neither Parent nor any of its Subsidiaries has outstanding or has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act. As of the date of this Agreement, to the Knowledge of Parent, there is no reason to believe that Parent’s chief executive officer and chief financial officer will not be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act in connection with the filing of Parent’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020.

(c)    Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged or modified (in any material respect) any extensions of credit in the form of a personal loan to any executive officer or director of Parent.

(d)    Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by Parent is reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that are in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements.

(e)    Parent has disclosed, based on the most recent evaluation by its chief executive officer and its chief financial officer prior to the date hereof, to Parent’s auditors and the audit committee of the Parent Board, (i) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(f)    Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) presents fairly, in all material respects, the consolidated financial position of Parent, its Subsidiaries and controlled entities as of its date and each of the related consolidated statements of operations and comprehensive loss, of redeemable convertible noncontrolling interests and stockholders’ equity (deficit) and of cash flows included in, or incorporated by reference into, the Parent Reports (including any related notes and schedules) presents fairly, in all material respects, the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of Parent, its Subsidiaries and controlled entities for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect in accordance with GAAP consistently applied during the periods involved, except as may be noted therein); provided, however, that, for purposes of this Section 6.5(f), the proviso in the definition of “Subsidiary” shall not apply. Each such consolidated balance sheet or related consolidated statements of operations and comprehensive loss, of redeemable noncontrolling interests and stockholders’ equity (deficit) and of cash flows included in or incorporated by reference into the Parent Reports (including the related notes and schedules) complied as to form at the time it was filed (or, if amended prior to the date hereof, as of the date of such amendment) in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and was prepared in conformity with GAAP (except, in the case of unaudited interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto).

(g)    Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent Reports.

6.6.    Absence of Certain Changes.

(a)    Since December 31, 2019 through the date of this Agreement, except for actions taken in connection with the execution and delivery of this Agreement and the transactions contemplated hereby, Parent and each of its Subsidiaries has conducted its business in the ordinary course of business consistent with past practice in all material respects.

(b)    Since December 31, 2019, there has not been any change, event, occurrence, state of facts, condition, circumstance or effect that constitutes a Parent Material Adverse Effect.

6.7.    Litigation and Liabilities.

(a)    There are no Proceedings pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries, except for those that (i) do not constitute a Parent Material Adverse Effect and (ii) would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of Parent, Merger Sub or Merger Sub II to consummate the Mergers and the other transactions contemplated by this Agreement. Neither Parent nor any of its Subsidiaries is party to or subject to the provisions of any Order that (i) constitutes a Parent Material Adverse Effect or (ii) would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of Parent, Merger Sub or Merger Sub II to consummate the Mergers and the other transactions contemplated by this Agreement.

(b)    Except as reflected or reserved against in Parent’s most recent consolidated balance sheet (including the related notes and schedules) included in the Parent Reports filed prior to the date hereof and for obligations or liabilities incurred in the ordinary course of business consistent with past practice since the date of such consolidated balance sheet, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, matured, unmatured, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Parent, except for those that do not constitute a Parent Material Adverse Effect.

6.8.    Compliance with Laws; Licenses; Anti-Corruption Laws; Import and Export Laws.

(a)    Since the Applicable Date, the business of Parent and each of its Subsidiaries has not been, and is not being, conducted in violation of any Law or any policies (including Privacy Policies) of Parent or any of its Subsidiaries, in each case, except for violations that do not constitute a Parent Material Adverse Effect.

(b)    Parent and each of its Subsidiaries has obtained and is in compliance with all Licenses necessary to conduct its business as presently conducted, except for those the absence of which or the noncompliance with which does not constitute a Parent Material Adverse Effect. Except as does not constitute a Parent Material Adverse Effect, (i) each License is in full force and effect (other than those Licenses that have expired and in respect of which Parent or its Subsidiary, as applicable, has taken all measures reasonably necessary to renew (including by making all applications or filings required by applicable Law or the applicable Governmental Entity in a timely manner)), and (ii) Parent and each of its Subsidiaries has taken all measures reasonably necessary (including by making all applications or filings required by applicable Law or the applicable Governmental Entity) to extend any License to prevent the expiration thereof. The operation of the business of Parent and its Subsidiaries as presently conducted is not, and has not been since the Applicable Date, in violation of, nor is Parent or any of its Subsidiaries in default or violation under, any License, and, to Parent’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material term, condition or provision of any License, except where such default or violation of such License does not constitute a Parent Material Adverse Effect. There are no Proceedings pending or, to Parent’s Knowledge, threatened, that seek the revocation, cancellation or adverse modification of any License, except where such revocation, cancellation or adverse modification does not constitute a Parent Material Adverse Effect. Since the Applicable Date, neither Parent nor any of its Subsidiaries has received any notice or communication of any noncompliance or alleged noncompliance with any Licenses, except where such noncompliance does not constitute a Parent Material Adverse Effect.

(c)    Since the Applicable Date, except as does not constitute a Parent Material Adverse Effect, (i) neither Parent or any of its Subsidiaries nor, to the Knowledge of Parent, any Person acting on behalf of Parent or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, has granted, paid, offered or promised to grant or pay, or authorized or ratified the granting of payment, directly or indirectly, of any rebates, monies or anything of value to any Government Official or any political party or candidate for political office, or to any other Person under circumstances where Parent or any of its Subsidiaries or, to the Knowledge of Parent, any Person acting on behalf of Parent or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, knew or had reason to know that all or a portion of such rebates, monies or things of value would be offered, promised, or given, directly or indirectly, to any Government Official, in violation of applicable Law for the purpose of (A) influencing any act or decision of such Government Official in his or her official capacity, (B) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty, (C) securing any improper advantage or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, in each case, in order to assist Parent or any of its Subsidiaries or any Person acting on behalf of Parent or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, in obtaining or retaining business for or with, or directing business to, any Person or to secure any other improper benefit or advantage; (ii) Parent and each of its Subsidiaries and each Person acting on behalf of Parent or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, have complied with the Anti-Corruption Laws; and (iii) Parent and each of its Subsidiaries (A) has instituted policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws, (B) has maintained such policies and procedures in full force and effect, (C) has not been subject to any pending Proceeding or, to Parent’s Knowledge, threatened with any Proceeding that alleges any violation of any of the Anti-Corruption Laws and (D) has not made a voluntary disclosure to a Governmental Entity in respect of any of the Anti-Corruption Laws.

(d)    Since the Applicable Date, Parent and each of its Subsidiaries has at all times conducted its export and import and related transactions in accordance with all applicable Import and Export Laws, except as does not constitute a Parent Material Adverse Effect.

(e)    Except as would not be prohibited by Import and Export Laws, neither Parent nor any of its Subsidiaries has engaged in, nor is now knowingly engaging in, any material dealing or transaction with (i) any Person that at the time of such dealing or transaction is or was the subject or the target of sanctions administered by OFAC or (ii) any Person in Cuba, Iran, Sudan, Syria, North Korea or the Crimea region of Ukraine.

6.9.    Material Contracts.

(a)    Except for this Agreement and except for the Contracts filed as exhibits to the Parent Reports, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to or bound by any Contract (or, in each case, any group of related Contracts with respect to a single transaction or series of related transactions) that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (together with the Contracts filed as exhibits to the Parent Reports, the “Parent Material Contracts”).

(b)    Each of the Parent Material Contracts is valid and binding on Parent or its applicable Subsidiary, and, to Parent’s Knowledge, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as do not constitute a Parent Material Adverse Effect. There exists no breach or event of default with respect to any such Parent Material Contracts on the part of Parent or its applicable Subsidiary or, to Parent’s Knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by Parent or its applicable Subsidiary or, to Parent’s Knowledge, any other party thereto, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches or defaults that do not constitute a Parent Material Adverse Effect.

6.10.    Environmental Matters. Except for such matters that do not constitute a Parent Material Adverse Effect: (a) since the Applicable Date, Parent and each of its Subsidiaries has at all times been in compliance with all, and has not violated any, applicable Environmental Laws; (b) no real property, currently or formerly owned, leased or operated by Parent or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) has been contaminated with any Hazardous Substance in a manner that would reasonably be expected to result in any obligation to conduct remedial activities on the part of, or a Proceeding against, Parent or any of its Subsidiaries pursuant to any Environmental Law; (c) neither Parent nor any of its Subsidiaries is subject to any Order, Proceeding or written notice alleging it has liability for any Hazardous Substance disposal or contamination on any third-party property or any failure to properly store or handle, or any release of or exposure to, any Hazardous Substance; (d) neither Parent nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information or is a party to or the subject of any pending or, to Parent’s Knowledge, threatened Proceeding, in each case alleging that Parent or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law or regarding any Hazardous Substance; and (e) neither Parent nor any of its Subsidiaries is a party to any Order or other legally-binding arrangement with any Governmental Entity or any indemnity or other legally-binding agreement, with any third party under which Parent or any of its Subsidiaries has any outstanding liability or obligations relating to any Environmental Law.

6.11.    Taxes. Except as does not constitute a Parent Material Adverse Effect:

(a)    Parent and each of its Subsidiaries (i) has prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by or with respect to it, and all such filed Tax

Returns are true, complete and correct, (ii) has paid all Taxes shown as due and owing on any such Tax Return and all Taxes that Parent or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, former employee, independent contractor, creditor, stockholder or third party, except with respect to matters contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP and (iii) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency of Taxes. There are no Tax Liens upon any property or assets of Parent or any of its Subsidiaries other than Permitted Liens.

(b)    No deficiencies for Taxes have been proposed or assessed in writing against Parent or any of its Subsidiaries, and there are no pending audits or examinations in respect of any Taxes or Tax Returns of Parent or any of its Subsidiaries, and no written notice of any such audit or examination has been received by Parent or any of its Subsidiaries.

(c)    Parent and each of its Subsidiaries (i) have not been a member of an affiliated group filing an affiliated, combined, unitary, consolidated or similar income Tax Return (other than a group the common parent of which is Parent), (ii) are not a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement (other than any agreement with the Company, Parent or any Subsidiary of Parent) and (iii) have no liability for the Taxes of any Person (other than the Company, Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), by operation of Law or as transferee or successor.

(d)    During the last five (5) years, neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(e)    Neither Parent nor any of its Subsidiaries has “participated” in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder (or any similar provision of state, local or foreign Law).

6.12.    Intellectual Property.

(a)    All material registered Intellectual Property Rights and applications therefor owned by Parent or any of its Subsidiaries are subsisting and unexpired, and, to the Knowledge of Parent, valid and enforceable.

(b)    To the Knowledge of Parent, Parent and each of its Subsidiaries exclusively owns all material registered Intellectual Property Rights and applications therefor owned by it and its material proprietary unregistered Intellectual Property Rights, free and clear of any and all Liens (other than Permitted Liens), including claims of current or former employees and contractors, and neither Parent nor any of its Subsidiaries has since the Applicable Date received any written claim from any other Person challenging the validity, enforceability, use or ownership of any Intellectual Property Rights, except as does not constitute a Parent Material Adverse Effect.

(c)    Except as does not constitute a Parent Material Adverse Effect, (i) the operation of the business of Parent and each of its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any other Person, and (ii) since the Applicable Date, no Person has claimed the same in writing (including by a “cease and desist” letter or invitation to take a patent license). To the Knowledge of Parent, no Person is infringing any material Intellectual Property Rights of Parent or any of its Subsidiaries.

(d)    Parent and each of its Subsidiaries has taken all commercially reasonable actions and has implemented all commercially reasonable policies and procedures to protect (i) its material trade secrets and confidential information, (ii) any personal, personally identifiable, sensitive or regulated information collected, stored, used, disclosed, transmitted, transferred, processed or disposed of by or on behalf of Parent or any of its Subsidiaries and (iii) the integrity, continuous operation and security of the IT Assets used in connection with its business, in each case except as does not constitute a Parent Material Adverse Effect.

(e)    Except as does not constitute a Parent Material Adverse Effect, since the Applicable Date, Parent and each of its Subsidiaries has complied with all applicable Laws and all applicable contractual obligations relating to the collection, storage, use, transfer and any other processing of any personal information collected or used by Parent or any of its Subsidiaries. Except as does not constitute a Parent Material Adverse Effect: (i) the IT Assets used in the business of Parent and each of its Subsidiaries operate and perform in all respects as required to permit Parent and each of its Subsidiaries to conduct its business as currently conducted, (ii) such IT Assets have not malfunctioned or failed since the Applicable Date, (iii) none of the software owned by Parent or any of its Subsidiaries contains or is distributed with any shareware, open source code or other software whose use or distribution is under a license that requires Parent or any of its Subsidiaries to do any of the following: (A) disclose or distribute the software owned by Parent or any of its Subsidiaries in source code form; (B) authorize a licensee of the software owned by Parent or any of its Subsidiaries to make derivative works of such software owned thereby; or (C) distribute the software owned Parent or any of its Subsidiaries at no cost to the recipient. Except as does not constitute a Parent Material Adverse Effect, Parent and each of its Subsidiaries has implemented backup, security and disaster recovery technology and procedures consistent with standard practices for the industries in which Parent and its Subsidiaries operate in each applicable jurisdiction in which they do business. There has been no unauthorized access to or unauthorized use of, and no material breaches, outages or violations of any of the IT Assets used in the business of Parent or any of its Subsidiaries, except for incidents that do not constitute a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written notice of any material claims, investigations (including investigations by any Governmental Entity), or alleged violations of any Laws and Orders with respect to Personal Data possessed by Parent or any of its Subsidiaries.

6.13.    Capitalization of Merger Sub and Merger Sub II. The authorized capital stock of Merger Sub and Merger Sub II consists solely of one thousand (1,000) shares of common stock, par value $0.0001 per share, and one thousand (1,000) shares of common stock, par value $0.0001 per share, respectively, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is and will be at the Effective Time, and all of the issued and outstanding capital stock of Merger Sub II is and will be at the Subsequent Merger Effective Time, owned by Parent or a direct or indirect Subsidiary of Parent. Since the date of its incorporation, neither Merger Sub nor Merger Sub II has engaged in any activities other than in connection with or as contemplated by this Agreement.

6.14.    Financing. Parent, Merger Sub and Merger Sub II have, and will have on the Closing Date, sufficient cash, available lines of credit or other sources of immediately available funds to enable them to fund the Cash Consideration and make all payments required to be made pursuant to the terms of this Agreement.

6.15.    Takeover Statutes. Assuming that the Company Unaffiliated Stockholder Approval has been obtained, Parent has taken all action necessary to authorize and approve this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby (including the Parent Share Issuance) under Section 203 of the DGCL and, accordingly, none of Section 203 of the DGCL, any other Takeover Statute that is applicable to Parent or any anti-takeover provision in Parent’s certificate of incorporation or bylaws prohibits the execution, delivery and performance of this Agreement, the Voting Agreements or the transactions contemplated hereby or thereby (including the Parent Share Issuance).

6.16.    Brokers and Finders. Neither Parent or any of its Subsidiaries nor any officers, directors or employees thereof has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger, the Subsequent Merger or the other transactions contemplated in this Agreement except that Parent has employed Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC as its financial advisors. Parent has made available to the Special Committee a good faith estimate of the fees and expenses to which such advisors are entitled in connection with the Merger, the Subsequent Merger or any other transaction contemplated by this Agreement.

6.17.    Ownership of Shares. As of the date of this Agreement, Parent and its Subsidiaries collectively beneficially own 24,575,501 Shares in the aggregate.

6.18.    Healthcare Regulatory Matters.

(a)    Except as does not constitute a Parent Material Adverse Effect, since the Applicable Date, (i) all Health Care Submissions required to be filed or maintained with or furnished to the FDA or any other Healthcare Regulatory Authority by Parent or any of its Subsidiaries have been so filed, maintained or furnished, (ii) all such Health Care Submissions were complete and accurate and in compliance with all applicable Laws when filed (or were corrected in or supplemented by a subsequent filing), and (iii) neither Parent or any of its Subsidiaries nor, to the Knowledge of Parent, any officer, employee or agent of Parent or any of its Subsidiaries acting on its behalf or any clinical trial investigator conducting any clinical trial of a Product Candidate of Parent or any of its Subsidiaries (a “Parent Clinical Trial Investigator”) has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Healthcare Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Healthcare Regulatory Authority or committed any act, made any statement or failed to make any statement, in each case, related to the business of Parent or any of its Subsidiaries that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Healthcare Regulatory Authority to invoke any similar policy.

(b)    Neither Parent or any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer or employee of Parent or any of its Subsidiaries or any Parent Clinical Trial Investigator is or has been debarred pursuant to 21 U.S.C. § 335a (a) or (b).

(c)    Except as does not constitute a Parent Material Adverse Effect, (i) all Product Candidates under development by or on behalf of Parent or any of its Subsidiaries have been researched, developed, tested, manufactured, handled, labeled, packaged, stored, supplied, distributed, imported and exported, as applicable, in compliance with all applicable Laws, (ii) all clinical trials conducted by or on behalf of Parent or any of its Subsidiaries have been conducted in compliance with applicable protocols, procedures and Laws, (iii) no Healthcare Regulatory Authority, institutional review board or ethics committee has commenced any action to place a clinical hold order on, or otherwise terminate or suspend, any ongoing clinical trial conducted by or on behalf of Parent or any of its Subsidiaries and (iv) neither Parent nor any of its Subsidiaries has received any written notice or communication alleging that Parent or any of its Subsidiaries has violated or failed to comply with any applicable Laws with respect to such clinical trials. Except as does not constitute a Parent Material Adverse Effect, since the Applicable Date, neither Parent nor any of its Subsidiaries has received: (A) any FDA Form 483 or warning letter from the FDA or any analogous notice from any other Healthcare Regulatory Authority or (B) any other written notice of violations, inspectional observations, untitled letters or other written administrative, regulatory or enforcement notice from the FDA or any analogous Healthcare Regulatory Authority.

(d)    Except as does not constitute a Parent Material Adverse Effect, since the Applicable Date, Parent and each of its Subsidiaries has complied with, and has not been notified in writing by any Healthcare Regulatory Authority of any failure (or, to the Knowledge of Parent, any investigation with respect thereto) by Parent or any of its Subsidiaries or any licensor, licensee, partner or distributor to comply with, or maintain systems and programs to ensure compliance with, applicable Laws pertaining to product quality, notification of facilities and products, corporate integrity, pharmacovigilance and conflict of interest, including current Good Manufacturing Practice Requirements, Good Laboratory Practice Requirements, Good Clinical Practice Requirements, establishment registration and product listing requirements, requirements applicable to the debarment of individuals, requirements applicable to the conflict of interest of clinical investigators and adverse drug reaction reporting requirements and clinical trial disclosure requirements, in each case with respect to any Product Candidates under development by or on behalf of Parent or any of its Subsidiaries.

6.19.    Information Furnished. The information supplied by Parent, Merger Sub or Merger Sub II for inclusion in the Joint Proxy Statement and the Form S-4 will not (a) in the case of the Form S-4 or at the time the

Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading and (b) in the case of the Joint Proxy Statement, as of the date the Joint Proxy Statement is first mailed to holders of the Shares and holders of the Parent Shares, and at the time of the Stockholders Meeting and the Parent Stockholders Meeting, contain any statement which, in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading. Notwithstanding the foregoing sentence, none of Parent, Merger Sub and Merger Sub II makes any representation or warranty with respect to any information supplied by or on behalf of the Company for inclusion in any of the foregoing documents. The Joint Proxy Statement and the Form S-4 will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder.

6.20.    No Other Representations or Warranties. Except for the representations and warranties of Parent, Merger Sub and Merger Sub II contained in this Article VI, none of Parent, Merger Sub or Merger Sub II is making or has made, and no other Person is making or has made on behalf of Parent, Merger Sub or Merger Sub II, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby. Each of Parent, Merger Sub and Merger Sub II acknowledges and agrees that, except for the representations and warranties contained in Article V, none of the Company or any other Person acting on behalf of the Company makes any representation or warranty, express or implied, with respect to the Company or with respect to any other information provided to Parent, Merger Sub or Merger Sub II or any of their respective Representatives or any other Person in connection with the transactions contemplated by this Agreement, including the accuracy or completeness thereof, nor is Parent, Merger Sub, Merger Sub II or any of their respective Representatives relying thereon.

ARTICLE VII

Covenants

7.1.    Interim Operations.

(a)    The Company covenants and agrees that, from the execution of this Agreement until the Effective Time (unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed)), and except (x) as otherwise expressly required, contemplated or permitted by this Agreement, (y) as set forth in Section 7.1(a) of the Company Disclosure Letter or (z) as required by applicable Laws (including any Law issued in response to the COVID-19 (or SARS-CoV-2) virus), the Company shall use its reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects and, to the extent consistent therewith, it shall use its reasonable best efforts to preserve its business organizations substantially intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, production companies, distributors, licensees, licensors, creditors, lessors, employees and business associates and others having material business dealings with it and keep available the services of its present employees and agents. Without limiting, and in furtherance of, the foregoing, from the execution of this Agreement until the Effective Time, except (1) as otherwise expressly required, contemplated or permitted by this Agreement, (2) as set forth in Section 7.1(a) of the Company Disclosure Letter or (3) as required by applicable Laws (including any Law issued in response to the COVID-19 (or SARS-CoV-2) virus), the Company will not (unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed)):

(i)    adopt or propose any change in its certificate of incorporation or bylaws;

(ii)    merge or consolidate the Company with any other Person or restructure, reorganize or completely or partially liquidate;

(iii)    acquire any assets outside of the ordinary course of business consistent with past practice from any other Person for consideration in excess of $5,000,000 in any individual transaction or series of related transactions or $20,000,000 in the aggregate;

(iv)    issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of the Company (other than the issuance of shares in respect of the settlement of Company Equity Awards outstanding as of the date hereof (or issued after the date hereof in accordance with the terms of this Agreement) in accordance with their terms and, as applicable, the Company Stock Plans as in effect on the date hereof or as the same may be amended in accordance with the terms of this Agreement), securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v)    create or incur any Lien (other than any Permitted Lien) that would be material to the Company, taken as a whole, on any assets of the Company;

(vi)    make any loans, advances, guarantees or capital contributions to or investments in any Person, other than advances to Company Employees in respect of travel or other related business expenses, in each case in the ordinary course of business consistent with past practice;

(vii)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(viii)    reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the withholding of shares to satisfy withholding Tax obligations upon the exercise, vesting or settlement of Company Equity Awards outstanding as of the date hereof (or issued after the date hereof in accordance with the terms of this Agreement) in accordance with their terms and, as applicable, the Company Stock Plans as in effect on the date hereof or as the same may be amended in accordance with the terms of this Agreement);

(ix)    incur any indebtedness for borrowed money with an aggregate principal amount in excess of $5,000,000 or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company;

(x)    make or authorize any capital expenditure in excess of $5,000,000 individually or in the aggregate during any twelve (12)-month period beginning on or after the date hereof;

(xi)    enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement other than in the ordinary course of business consistent with past practice;

(xii)    amend, modify, cancel or terminate any Material Contract, lease or sublease, or cancel, modify or waive any material debts or claims held by it or waive any material rights, in each case other than in the ordinary course of business consistent with past practice;

(xiii)    amend any material License in any material respect, or allow any such License to lapse, expire or terminate, other than (A) amendments, renewals or extensions of Licenses in the ordinary course of business consistent with past practice or (B) non-renewal or non-extension of Licenses that are not necessary to conduct the Company’s business as then conducted;

(xiv)    except as expressly provided for by Section 7.12, amend, modify, terminate or cancel a material insurance policy (or reinsurance policy) or self-insurance program of the Company in effect as of the date hereof, unless, simultaneous with such termination or cancellation, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing or self-insurance programs, in each case, providing coverage equal to or greater than the coverage under the terminated or canceled policies for substantially similar premiums, as applicable, are in full force and effect;

(xv)    make any changes with respect to accounting policies or procedures, except as required by GAAP or by applicable Law;

(xvi)    other than with respect to Transaction Litigation, which is governed by Section 7.14(c), settle or compromise any Proceeding which would reasonably be expected to (A) prevent or materially delay or impair the consummation of the Mergers or the other transactions contemplated by this Agreement, (B) involve any material injunctive or equitable relief or impose material restrictions on the Company’s business, taken as a whole, or (C) involve any criminal liability or any admission of material wrongdoing or material wrongful conduct by the Company;

(xvii)    (A) make, change or revoke any material Tax election, (B) enter into any settlement or compromise of any material Tax liability, (C) file any amended Tax Return with respect to any material Tax, (D) adopt or change any method of Tax accounting or Tax accounting period, (E) enter into any closing agreement relating to any material Tax, (F) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax, (G) surrender any right to claim a material Tax refund or (H) fail to file when due (taking into account any applicable extensions) any material Tax Return required to be filed with respect to the Company in a jurisdiction where the Company currently files such Tax Returns;

(xviii)    transfer, sell, lease, license, mortgage, surrender, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, rights, properties or businesses (including Intellectual Property Rights) with a fair market value in excess of $5,000,000, in the aggregate, except (A) for sales or other dispositions of obsolete assets, (B) for transfers, sales or other dispositions of inventory in the ordinary course of business consistent with past practice, (C) pursuant to Contracts in effect prior to the date hereof, (D) for non-exclusive licenses in the ordinary course of business or (E) for abandonments, non-renewals or non-extensions of Intellectual Property Rights that are not material to the conduct of the Company’s business as then conducted;

(xix)    except as required pursuant to the terms of any Benefit Plan in effect as of the date hereof, or as adopted or amended following the date hereof in accordance with this Agreement, or in the ordinary course of business consistent with past practice (including approval from the Company Board or the compensation committee thereof, as applicable), (A) materially increase in any manner the compensation or consulting fees, bonus or pension or welfare benefits of any Company Employee, (B) materially reduce compensation or benefits with respect to any Company Employees, (C) grant any severance, termination, retention or change-in-control pay to any Company Employee, (D) become a party to, establish, adopt, materially amend, commence participation in or terminate any material Benefit Plan or any arrangement that would have been a material Benefit Plan had it been in existence as of the date hereof, (E) grant any new Company Equity Awards or amend or modify the terms of any outstanding Company Equity Awards, (F) take any action to accelerate the vesting, lapsing of restrictions or payment, or to fund or in any other way secure the payment, of compensation or benefits provided to any Company Employee or (G) forgive any loans or issue any loans to Company Employees;

(xx)    become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a trade union, labor union, works council or similar organization;

(xxi)    materially amend any Privacy Policies or the operation or security of any IT Assets used in its business in any manner that is materially adverse to the Company, in each case other than as required by applicable Law;

(xxii)    (A) enter into any new line of business other than any line of business in which the Company is engaged (or plans to be engaged) in as of the date of this Agreement or (B) form or acquire securities or ownership interests in a Person which would constitute its Subsidiary; or

(xxiii)    agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

(b)    Parent covenants and agrees that, from the execution of this Agreement until the Effective Time (unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed)), and except (x) as otherwise expressly required, contemplated or permitted by this Agreement, (y) as set forth in Section 7.1(b) of the Parent Disclosure Letter or (z) as required by applicable Laws (including any Law issued in response to the COVID-19 (or SARS-CoV-2) virus), Parent shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects and, to the extent consistent therewith, Parent shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts to preserve its business organizations substantially intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, production companies, distributors, licensees, licensors, creditors, lessors, employees and business associates and others having material business dealings with it and keep available the services of its present employees and agents. Without limiting, and in furtherance of, the foregoing, from the execution of this Agreement until the Effective Time, except (1) as otherwise expressly required, contemplated or permitted by this Agreement, (2) as set forth in Section 7.1(b) of the Parent Disclosure Letter or (3) as required by applicable Laws (including any Law issued in response to the COVID-19 (or SARS-CoV-2) virus), Parent shall not, and shall cause each of its Subsidiaries not to (unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed)):

(i)    adopt or propose any change in the certificate of incorporation or bylaws of Parent, Merger Sub or Merger Sub II;

(ii)    merge or consolidate Parent, Merger Sub or Merger Sub II with any other Person, other than any merger or consolidation of Parent in which Parent is the surviving Person;

(iii)    completely or partially liquidate Parent, Merger Sub or Merger Sub II;

(iv)    issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of Parent, securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, in each case other than (A) the issuance of equity awards under the Parent Stock Plan in the ordinary course of business consistent with past practice and (B) the issuance of shares in respect of the settlement of equity awards outstanding as of the date hereof (or issued after the date hereof) in accordance with their terms and, as applicable, the Parent Stock Plan;

(v)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(vi)    reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the withholding of shares to satisfy withholding Tax obligations upon the exercise, vesting or settlement of equity awards outstanding as of the date hereof (or issued after the date hereof) under the Parent Stock Plan in accordance with their terms and, as applicable, the Parent Stock Plan); or

(vii)    agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

(c)    Subject to Section 7.2(f), from the execution of this Agreement until the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality agreement, Standstill Agreement or similar agreement to which the Company is a party and shall use reasonable best efforts to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, in each case except to the extent the Company Board or the Special Committee determines in good faith after consultation with its outside legal counsel that such action or failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(d)    Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations, if any.

(e)    From the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with the terms set forth in Article IX, neither the Company nor Parent shall, and neither the Company nor Parent shall permit any of its Subsidiaries to, take, or agree or commit to take, any action (except as otherwise expressly permitted by Section 7.2 or Section 7.3 of this Agreement), including proposing or undertaking any merger, consolidation or acquisition, in each case, that would reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair the consummation of the Mergers and the other transactions contemplated by this Agreement.

7.2.    Company Acquisition Proposals.

(a)    No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 7.2, neither it nor any of its directors, officers and employees shall, and that it shall instruct and use its reasonable best efforts to cause its investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i)    initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal;

(ii)    engage in, continue or otherwise participate in any discussions or negotiations regarding, or that would reasonably be expected to lead to, any Company Acquisition Proposal, or provide any nonpublic information or data to any Person in connection with the foregoing, in each case, except to notify such Person of the existence of the provisions of this Section 7.2; or

(iii)    resolve or agree to do any of the foregoing.

Notwithstanding anything to the contrary in the foregoing provisions of this Section 7.2(a), prior to the time, but not after, the Requisite Company Stockholder Approvals are obtained, the Company and its Representatives may, after complying with Section 7.2(e), (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Company Acquisition Proposal after the date of this Agreement that did not result from a breach in any material respect of this Section 7.2 if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to such Person than those contained in the Confidentiality Agreement; provided, however, that such information has previously been made available to Parent or is made available to Parent prior to or promptly after the time such information is made available to such Person; and (B) engage or otherwise participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Company Acquisition Proposal, if and only to the extent that, (I) prior to taking any action described in clause (A) or (B) directly above, the Company Board

(acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (II) in each such case referred to in clause (A) or (B) directly above, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in good faith based on the information then available and after consultation with its outside legal counsel and financial advisor that such Company Acquisition Proposal either constitutes a Company Superior Proposal or could reasonably be expected to result in a Company Superior Proposal.

(b)    No Change in Company Recommendation or Alternative Acquisition Agreement. The Company Board and each committee of the Company Board (including the Special Committee) shall not:

(i)    (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Mergers, (B) authorize, approve, recommend or otherwise declare advisable, or publicly propose to authorize, approve, recommend or otherwise declare advisable, any Company Acquisition Proposal or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, (C) fail to include the Company Recommendation in the Joint Proxy Statement, (D) if any Company Acquisition Proposal structured as a tender offer or exchange offer is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Company’s stockholders within ten (10) Business Days of the commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (E) fail to publicly reaffirm the Company Recommendation within ten (10) Business Days after receiving a written request to do so from Parent promptly after any Company Acquisition Proposal or any material modification thereto shall have first been publicly made, sent or given to the holders of Shares, or within two (2) Business Days of such request in the event such Company Acquisition Proposal or material modification is publicly made, sent or given less than ten (10) Business Days prior to the then-scheduled Stockholders Meeting (provided that Parent may only make such request once with respect to any Company Acquisition Proposal and once for each material modification thereto) (any of the foregoing actions or inactions in this Section 7.2(b)(i) by the Company Board or any committee of the Company Board (including the Special Committee), a “Change of Company Recommendation”) or otherwise resolve or agree to take any of the foregoing actions in this Section 7.2(b)(i); or

(ii)    cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement referred to in Section 7.2(a) entered into in compliance with Section 7.2(a)) relating to any Company Acquisition Proposal (an “Alternative Company Acquisition Agreement”) or otherwise resolve or agree to do so.

Notwithstanding anything to the contrary set forth in this Section 7.2(b), the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee may, prior to but not after the time the Requisite Company Stockholder Approvals are obtained, make a Change of Company Recommendation if, and only if, (A) an Intervening Event has occurred and the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consulting with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable Law, or (B) the Company receives a Company Acquisition Proposal and the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consulting with its financial advisor and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal and that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable Law; provided that neither the Company Board nor the Special Committee may take any such action (and the Special Committee may not recommend to the Company Board to take such action) unless (I) prior to making such Change of Company Recommendation, the Company provides prior written notice to Parent at least four (4) Business Days in advance (the “Notice Period”) of its intention to take such action and the basis thereof, which notice shall include, in the case of a Company Superior Proposal, the information required under Section 7.2(e) and, in the case of an Intervening

Event, a reasonably detailed description of such Intervening Event, (II) during the Notice Period, the Company shall, and shall cause its employees, financial advisor and outside legal counsel to, be reasonably available to negotiate with Parent in good faith should Parent propose to make amendments or other revisions to the terms and conditions of this Agreement such that, in the case of a Company Superior Proposal, such Company Acquisition Proposal no longer constitutes a Company Superior Proposal or, in the case of an Intervening Event, the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable Law as determined in the good faith judgment of the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee, after consulting with its financial advisor and outside legal counsel, and (III) the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee, as the case may be, has taken into account any amendments or other revisions to the terms and conditions of this Agreement agreed to by Parent in writing prior to the end of the Notice Period and has determined in good faith, after consulting with its financial advisor and outside legal counsel, that a failure to make such Change of Company Recommendation would still be inconsistent with the directors’ fiduciary duties under applicable Law; it being understood that any amendments or other revisions to any Company Acquisition Proposal will be deemed to be a new Company Acquisition Proposal, including for purposes of the Notice Period; provided, however, subsequent to the initial Notice Period, the Notice Period shall be reduced to two (2) Business Days.

(c)    Certain Permitted Disclosure. Nothing contained in this Section 7.2 shall prohibit the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure that constitutes a “stop, look and listen” communication pursuant to Section 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the stockholders of the Company that is required by applicable Law, which actions shall not constitute or be deemed to constitute a Change of Company Recommendation; provided, however, that (A) any such disclosure permitted under clause (i) above that relates to an Company Acquisition Proposal (other than a “stop, look and listen” communication) shall be deemed a Change of Company Recommendation unless the Company Board (acting upon the recommendation of the Special Committee) expressly publicly reaffirms the Company Recommendation in connection with such disclosure and (B) any Change of Company Recommendation may only be made in accordance with Section 7.2(b).

(d)    Existing Discussions. The Company agrees that, as of the date hereof, it has ceased and caused to be terminated any existing activities, solicitations, discussions or negotiations with any parties conducted heretofore with respect to any Company Acquisition Proposal. The Company also agrees that it will as promptly as possible (and in all events within two (2) Business Days of the date hereof) (i) request each Person that has, during the period from August 24, 2020 to the date of this Agreement, executed a confidentiality agreement in connection with any Company Acquisition Proposal or its consideration of any Company Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries and (ii) terminate any data room or other diligence access of such Persons.

(e)    Notice. The Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent if any inquiries, proposals or offers with respect to any Company Acquisition Proposal or that would reasonably be expected to lead to any Company Acquisition Proposal are received by, any information in connection therewith is requested from, or any such discussions or negotiations related thereto are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person making the Company Acquisition Proposal and providing unredacted copies of any written requests, proposals or offers, including proposed agreements and the material terms and conditions of any oral proposals or offers, and thereafter shall keep Parent reasonably informed, on a reasonably current basis, of the status and terms of any such inquiries, proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

(f)    Standstills. Notwithstanding anything to the contrary contained in this Agreement, the Company Board or the Special Committee shall be permitted, in their sole discretion, to terminate, amend, modify, waive or fail to enforce any standstill provision of any confidentiality agreement, Standstill Agreement or similar obligation of any Person to the extent the Company Board or the Special Committee determines in good faith after consultation with its outside legal counsel that such action or failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. The Company acknowledges and agrees that nothing in the Confidentiality Agreement shall prohibit, prevent or restrict the ability of Parent or any Person acting on behalf of Parent to propose or make amendments or other revisions to the terms and conditions of this Agreement or otherwise exercise its rights under Section 7.2(b) and any acts taken in connection therewith shall under no circumstances be considered a breach of the Confidentiality Agreement.

7.3.    Parent Acquisition Proposals.

(a)    No Solicitation or Negotiation. Parent agrees that, except as expressly permitted by this Section 7.3, neither it nor any of its directors, officers and employees shall, and that it shall instruct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly:

(i)    initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Parent Acquisition Proposal;

(ii)    engage in, continue or otherwise participate in any discussions or negotiations regarding, or that would reasonably be expected to lead to, any Parent Acquisition Proposal, or provide any nonpublic information or data to any Person in connection with the foregoing, in each case, except to notify such Person of the existence of the provisions of this Section 7.3; or

(iii)    resolve or agree to do any of the foregoing.

Notwithstanding anything to the contrary in the foregoing provisions of this Section 7.3(a), prior to the time, but not after, the Parent Stockholder Approval is obtained, Parent and its Representatives may, after complying with Section 7.3(e), (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Parent Acquisition Proposal after the date of this Agreement that did not result from a breach in any material respect of this Section 7.3 if Parent receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to such Person than those contained in the Confidentiality Agreement; provided, however, that such information has previously been made available to the Company and the Special Committee or is made available to the Company and the Special Committee prior to or promptly after the time such information is made available to such Person; and (B) engage or otherwise participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Parent Acquisition Proposal, if and only to the extent that, (I) prior to taking any action described in clause (A) or (B) directly above, the Parent Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (II) in each such case referred to in clause (A) or (B) directly above, the Parent Board has determined in good faith based on the information then available and after consultation with its outside legal counsel and financial advisor that such Parent Acquisition Proposal either constitutes a Parent Superior Proposal or could reasonably be expected to result in a Parent Superior Proposal.

(b)    No Change in Parent Recommendation or Alternative Parent Acquisition Agreement. The Parent Board and each committee of the Parent Board shall not:

(i)    (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to the Company, the Parent Recommendation with respect to the Parent Share Issuance, (B) authorize, approve, recommend or otherwise declare advisable, or publicly propose to authorize, approve, recommend or otherwise declare advisable, any Parent Acquisition Proposal or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal, (C) fail to include the Parent Recommendation in the Joint Proxy Statement, (D) if any Parent Acquisition Proposal structured as a tender offer or exchange offer is commenced, fail to recommend against acceptance of such tender offer or exchange offer by Parent’s stockholders within ten (10) Business Days of the commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (E) fail to publicly reaffirm the Parent Recommendation within ten (10) Business Days after receiving a written request to do so from the Company or the Special Committee promptly after any Parent Acquisition Proposal or any material modification thereto shall have first been publicly made, sent or given to the holders of Shares, or within two (2) Business Days of such request in the event such Parent Acquisition Proposal or material modification is publicly made, sent or given less than ten (10) Business Days prior to the then-scheduled Parent Stockholders Meeting (provided that the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee may only make such request once with respect to any Parent Acquisition Proposal and once for each material modification thereto) (any of the foregoing actions or inactions in this Section 7.3(b)(i) by the Parent Board or any committee of the Parent Board, a “Change of Parent Recommendation”) or otherwise resolve or agree to take any of the foregoing actions in this Section 7.3(b)(i); or

(ii)    cause or permit Parent to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement referred to in Section 7.3(a) entered into in compliance with Section 7.3(a)) relating to any Parent Acquisition Proposal (an “Alternative Parent Acquisition Agreement”) or otherwise resolve or agree to do so.

Notwithstanding anything to the contrary set forth in this Section 7.3(b), the Parent Board may, prior to but not after the time the Parent Stockholder Approval is obtained, make a Change of Parent Recommendation if, and only if, (A) a Parent Intervening Event has occurred and the Parent Board has determined in good faith, after consulting with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable Law, or (B) Parent receives a Parent Acquisition Proposal and the Parent Board has determined in good faith, after consulting with its financial advisor and outside legal counsel, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal and that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable Law; provided that the Parent Board may not take any such action unless (I) prior to making such Change of Parent Recommendation, Parent provides prior written notice to the Special Committee at least four (4) Business Days in advance (the “Parent Notice Period”) of its intention to take such action and the basis thereof, which notice shall include, in the case of a Parent Superior Proposal, the information required under Section 7.3(e) and, in the case of a Parent Intervening Event, a reasonably detailed description of such Parent Intervening Event, (II) during the Parent Notice Period, Parent shall, and shall cause its employees, financial advisor and outside legal counsel to, be reasonably available to negotiate with the Company and the Special Committee in good faith should the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee propose to make amendments or other revisions to the terms and conditions of this Agreement such that, in the case of a Parent Superior Proposal, such Parent Acquisition Proposal no longer constitutes a Parent Superior Proposal or, in the case of a Parent Intervening Event, the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable Law as determined in the good faith judgment of the Parent Board, after consulting with its financial advisor and outside legal counsel, and (III) the Parent Board has taken into account any amendments or other revisions to the terms and conditions of this Agreement agreed to by the Company Board (acting upon the recommendation of the Special Committee) in writing prior to the end of the Parent Notice Period and has determined in good faith, after consulting with its financial advisor and outside legal counsel, that a failure to make such Change of Parent Recommendation would still be inconsistent with the directors’ fiduciary duties under applicable Law; it being understood that any amendments or other revisions to any Parent Acquisition Proposal will be deemed to be a new Parent Acquisition Proposal, including for purposes of the Parent Notice Period; provided, however, subsequent to the initial Parent Notice Period, the Parent Notice Period shall be reduced to two (2) Business Days.

(c)    Certain Permitted Disclosure. Nothing contained in this Section 7.3 shall prohibit the Parent Board from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure that constitutes a “stop, look and listen” communication pursuant to Section 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the stockholders of Parent that is required by applicable Law, which actions shall not constitute or be deemed to constitute a Change of Parent Recommendation; provided, however, that (A) any such disclosure permitted under clause (i) above that relates to a Parent Acquisition Proposal (other than a “stop, look and listen” communication) shall be deemed a Change of Parent Recommendation unless the Parent Board expressly publicly reaffirms the Parent Recommendation in connection with such disclosure and (B) any Change of Parent Recommendation may only be made in accordance with Section 7.3(b).

(d)    Existing Discussions. Parent agrees that, as of the date hereof, it has ceased and caused to be terminated any existing activities, solicitations, discussions or negotiations with any parties conducted heretofore with respect to any Parent Acquisition Proposal.

(e)    Notice. Parent agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify the Special Committee if any inquiries, proposals or offers with respect to any Parent Acquisition Proposal or that would reasonably be expected to lead to any Parent Acquisition Proposal are received by, any information in connection therewith is requested from, or any such discussions or negotiations related thereto are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person making the Parent Acquisition Proposal and providing unredacted copies of any written requests, proposals or offers, including proposed agreements and the material terms and conditions of any oral proposals or offers, and thereafter shall keep the Special Committee reasonably informed, on a reasonably current basis, of the status and terms of any such inquiries, proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

(f)    Standstills. Notwithstanding anything to the contrary contained in this Agreement, the Parent Board shall be permitted, in its sole discretion, to terminate, amend, modify, waive or fail to enforce any standstill provision of any confidentiality agreement, Standstill Agreement or similar obligation of any Person to the extent the Parent Board determines in good faith after consultation with its outside legal counsel that such action or failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. Parent acknowledges and agrees that nothing in the Confidentiality Agreement shall prohibit, prevent or restrict the ability of the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee or any Person acting on behalf of the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee to propose or make amendments or other revisions to the terms and conditions of this Agreement or otherwise exercise its rights under Section 7.3(b) and any acts taken in connection therewith shall under no circumstances be considered a breach of the Confidentiality Agreement.

7.4.    Preparation of Form S-4 and Joint Proxy Statement. As promptly as practicable after the execution of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC a joint proxy statement (as amended or supplemented from time to time, the “Joint Proxy Statement”) to be sent to the stockholders of the Company relating to the Stockholders Meeting and to be sent to the stockholders of Parent relating to the Parent Stockholders Meeting and (ii) Parent and the Company shall jointly prepare and Parent shall cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”) pursuant to which the Parent Shares to be issued in the Merger will be registered with the SEC, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Shares to be issued pursuant to the Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and, prior to the effective date of the Form S-4, Parent shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) to be taken under any applicable state securities Laws in connection with the issuance of Parent Shares pursuant to the Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective (but in no event later than five (5) Business Days after the date that the Form S-4 is declared effective), each of Parent and the Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the holders of the Parent Shares and the holders of the Shares, respectively. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will made by the Company or Parent, in each case, without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company and Parent. Parent and the Company shall notify each other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information. Unless a Change of Company Recommendation or a Change of Parent Recommendation shall have occurred in accordance with Section 7.2 or Section 7.3, as applicable, the Company Recommendation and the Parent Recommendation, respectively, shall be included in the Joint Proxy Statement.

7.5.    Stockholders Meetings.

(a)    Company Stockholders Meeting. The Company, acting through the Company Board (or a committee thereof), shall, as promptly as practicable (and in any event within twenty-five (25) Business Days) after the Form S-4 has been declared effective, take all action necessary, including under the DGCL, to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of adopting this Agreement (including any adjournment, recess or postponement thereof, the “Stockholders Meeting”) and shall not postpone, recess or adjourn such meeting; provided that the Company may postpone, recess or adjourn the Stockholders Meeting (i) to the extent required by applicable Law or (ii) if the Company (or the Special Committee) reasonably believes that (A) it is necessary to postpone, recess or adjourn the Stockholders Meeting to ensure that any required supplement or amendment to the Form S-4 or the Joint Proxy Statement is provided to its stockholders a reasonable amount of time in advance of the Stockholders Meeting or (B) (1) it will not receive proxies sufficient to obtain the Requisite Company Stockholder Approvals, whether or not a quorum is present, or (2) insufficient Shares will be represented (either in person or by proxy) at the Stockholders Meeting to constitute a quorum necessary to conduct the business of the Stockholders Meeting, then in each case the Company may postpone, recess or adjourn, or make one or more successive postponements, recesses or adjournments of, the Stockholders Meeting, as long as, in the case of any postponement, recess or adjournment, the Stockholders Meeting is not postponed, recessed or adjourned to a date that is more than thirty (30) days after the date on which the Stockholders Meeting was originally scheduled without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed so long as the Stockholders Meeting is not postponed, recessed or adjourned to (x) a date that is more than sixty (60) days after the date on which the Stockholders Meeting was originally scheduled and (y) a date that is less than five (5) Business Days prior to the Outside Date). The Company, acting through the Company Board (or the Special Committee), shall, unless the Company Board or the Special Committee has made a Change of Company Recommendation in accordance with Section 7.2, (1) include in the Joint Proxy Statement the Company Recommendation, (2) include in the Joint Proxy Statement the written opinion of the Special Committee Financial Advisor, dated as of the date of this Agreement, to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of the Shares (other than Parent, Merger Sub, Merger Sub II and any of Parent’s other direct or indirect wholly owned Subsidiaries), (3) use its reasonable best efforts to obtain the Requisite Company Stockholder Approvals, including to actively solicit proxies necessary to obtain the Requisite Company Stockholder Approvals and (4) postpone, recess or adjourn the Stockholders Meeting for a period of no more than thirty (30) days after the date on which the Stockholders Meeting was originally scheduled upon and pursuant to the written request from

Parent if Parent reasonably believes that (A) the Company will not receive proxies sufficient to obtain the Requisite Company Stockholder Approvals, whether or not a quorum is present, or (B) insufficient Shares will be represented (either in person or by proxy) at the Stockholders Meeting to constitute a quorum necessary to conduct the business of the Stockholders Meeting. Unless the Company Board or the Special Committee has made a Change of Company Recommendation in accordance with Section 7.2, the Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent. Notwithstanding anything to the contrary contained in this Agreement, if subsequent to the date of this Agreement a Change of Company Recommendation shall have occurred, the Company nevertheless shall submit this Agreement and the Mergers and the other transactions contemplated by this Agreement to the holders of Shares for adoption and approval at the Stockholders Meeting unless and until this Agreement is terminated in accordance with its terms.

(b)    Parent Stockholders Meeting. Parent, acting through the Parent Board (or a committee thereof), shall, as promptly as practicable (and in any event within twenty-five (25) Business Days) after the Form S-4 has been declared effective, take all action necessary, including under the DGCL, to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving the Parent Share Issuance (including any adjournment, recess or postponement thereof, the “Parent Stockholders Meeting”) and shall not postpone, recess or adjourn such meeting; provided that Parent may postpone, recess or adjourn the Parent Stockholders Meeting (i) to the extent required by applicable Law or (ii) if Parent reasonably believes that (A) it is necessary to postpone, recess or adjourn the Parent Stockholders Meeting to ensure that any required supplement or amendment to the Form S-4 or the Joint Proxy Statement is provided to its stockholders a reasonable amount of time in advance of the Parent Stockholders Meeting or (B) (1) it will not receive proxies sufficient to obtain the Parent Stockholder Approval, whether or not a quorum is present, or (2) insufficient Parent Shares will be represented (either in person or by proxy) at the Parent Stockholders Meeting to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting, then in each case Parent may postpone, recess or adjourn, or make one or more successive postponements, recesses or adjournments of, the Parent Stockholders Meeting, as long as, in the case of any postponement, recess or adjournment, the Parent Stockholders Meeting is not postponed, recessed or adjourned to a date that is more than thirty (30) days after the date on which the Parent Stockholders Meeting was originally scheduled without the prior written consent of the Special Committee (which consent shall not be unreasonably withheld, conditioned or delayed so long as the Parent Stockholders Meeting is not postponed, recessed or adjourned to (x) a date that is more than sixty (60) days after the date on which the Parent Stockholders Meeting was originally scheduled and (y) a date that is less than five (5) Business Days prior to the Outside Date). Parent, acting through the Parent Board, shall, unless the Parent Board has made a Change of Parent Recommendation in accordance with Section 7.3, (1) include in the Joint Proxy Statement the Parent Recommendation, (2) use its reasonable best efforts to obtain the Parent Stockholder Approval, including to actively solicit proxies necessary to obtain the Parent Stockholder Approval, and (3) postpone, recess or adjourn the Parent Stockholders Meeting for a period of no more than thirty (30) days after the date on which the Parent Stockholders Meeting was originally scheduled upon and pursuant to the written request from the Special Committee if the Special Committee reasonably believes that (A) Parent will not receive proxies sufficient to obtain the Parent Stockholder Approval, whether or not a quorum is present, or (B) insufficient Parent Shares will be represented (either in person or by proxy) at the Parent Stockholders Meeting to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting. Unless the Parent Board has made a Change of Parent Recommendation in accordance with Section 7.3, Parent shall keep the Special Committee updated with respect to proxy solicitation results as reasonably requested by the Special Committee. Notwithstanding anything to the contrary contained in this Agreement, if subsequent to the date of this Agreement a Change of Parent Recommendation shall have occurred, Parent nevertheless shall submit the Parent Share Issuance to the holders of Parent Shares for adoption and approval at the Parent Stockholders Meeting unless and until this Agreement is terminated in accordance with its terms.

(c)    Meeting Date. The Company and Parent shall cooperate and use their reasonable best efforts to schedule and convene the Stockholders Meeting and the Parent Stockholders Meeting on the same date and, to the extent reasonably practicable, at the same time and to establish the same record date for both the Stockholders Meeting and the Parent Stockholders Meeting.

7.6.    Filings; Other Actions; Notification.

(a)    Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries, if any, to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as soon as practicable, including, subject to the other provisions of this Section 7.6, preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Mergers or any of the other transactions contemplated by this Agreement including the Company Approvals and the Parent Approvals. Subject to applicable Laws (including relating to the exchange of information), Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that, subject to applicable Law, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Mergers and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(b)    Information. Subject to applicable Law, the Company and Parent each shall, upon request by the other, furnish the other as promptly as reasonably practicable with all information concerning itself, its Subsidiaries, if any, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of Parent’s Subsidiaries, if any, to any third party or any Governmental Entity in connection with the Mergers and the other transactions contemplated by this Agreement.

(c)    Status. Subject to applicable Laws and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly notifying the other party of any substantive or material communication with any other Governmental Entity and promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of Parent’s Subsidiaries, from any third party or any Governmental Entity with respect to the Mergers and the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its officers or any other representatives or agents to participate in any meeting, telephone call, or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

(d)    Third-Party Consents. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries, if any, to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary and proper or advisable on its part under this Agreement and applicable Law to obtain as promptly as reasonably practicable all Third-Party Consents; provided, however, that (i) neither Party shall be obligated to make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of monetary or economic value (other than customary processing fees) for the purposes of obtaining any such Third-Party Consents and (ii) the Company will not make or agree to make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of monetary or economic value (other than customary processing fees), for the purposes of obtaining any such Third-Party Consents without the prior consent of Parent (not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, each Party acknowledges and agrees that their respective obligations to effect the Mergers are not subject to any condition or contingency with respect to receipt of any Third-Party Consents.

7.7.    Access and Reports. Subject to applicable Law (including any Law issued in response to the COVID-19 (or SARS-CoV-2) virus) and any applicable privileges and protections (including attorney-client privilege, attorney work-product protections and confidentiality protections) and contractual confidentiality obligations, in each case that would not reasonably be expected to be preserved or maintained through counsel-to-counsel disclosure, redaction or other customary procedures (and with respect to any contractual confidentiality obligations, so long as the Company or Parent, as applicable, has taken reasonable best efforts to obtain a waiver with respect to such contractual confidentiality obligations), upon reasonable notice, each of the Company and Parent shall afford officers and other Representatives of the other Party reasonable access, during normal business hours throughout the period prior to the Effective Time, to their respective employees, properties, books, contracts and records and, during such period, each of the Company and Parent shall furnish promptly to the other Party all information concerning their respective business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 7.7 shall affect or be deemed to modify any representation or warranty made by the Company or Parent, as applicable, herein; and provided, further, that (a) the foregoing shall not require the Company or Parent (i) to permit any inspection, or to disclose any information, that in its reasonable judgment would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company or Parent, as applicable, shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or Parent, as applicable, it being agreed that, in the case of each of clauses (i) and (ii), the Company or Parent, as applicable, shall give notice to the other Party of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or protection and (b) such access may be limited to the extent that the Company or Parent reasonably determines, in light of the COVID-19 (or SARS-CoV-2) virus, that such access would jeopardize the health and safety of any employee of the Company or Parent, as applicable. All such information shall be governed by the terms of the Confidentiality Agreement.

7.8.    NASDAQ Listing; Deregistration and Delisting.

(a)    Parent shall use its reasonable best efforts to cause the Parent Shares to be issued pursuant to the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date.

(b)    Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NASDAQ to enable the delisting by the Company of the Shares from the NASDAQ and the deregistration of the Shares under the U.S. Exchange Act promptly after the Effective Time.

7.9.    Publicity. The initial press release regarding the Mergers and the other transactions contemplated hereby shall be a joint press release in the form heretofore agreed to by the Parties and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements, disclosures or communications with respect to the Mergers and the other transactions contemplated by this Agreement and prior to making any filings, furnishings or submissions of documents with any third party or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity, in which case the Party making the disclosure shall give the other Party reasonable opportunity to review and comment upon such disclosure or communication to the extent reasonably practicable and legally permitted, and except for any matters referred to in, and made in compliance with, Section 7.2 and Section 7.3. Notwithstanding the foregoing, the Company and Parent each may, without such consultation or consent, make such disclosures and communications in response to inquiries from the press or analysts, or via presentations, publicly available conference calls and other forums to employees, customers, suppliers and investors to the extent such communications are consistent in substance with previous public communications that have been reviewed and previously approved by both the Company and Parent.

7.10.    Employee Benefits.

(a)    Parent agrees that, with respect to each employee of the Company at the Effective Time who continues to remain employed with the Surviving Corporation and its Affiliates (collectively, the “Continuing Employees”), Parent shall provide, or shall cause its Subsidiaries, including the Surviving Corporation, to provide, during the period commencing at the Effective Time and ending on the first (1st) anniversary of the Effective Time (or if earlier, the date of termination of the Continuing Employee’s employment with the Surviving Corporation and its Affiliates): (i) a base salary or wage rate, as applicable, that is no less than the base salary or wage rate, as applicable, provided by the Company to such Continuing Employee immediately prior to the Effective Time; (ii) target annual incentive opportunities (excluding equity-based compensation, special or one-time bonuses and any deferral opportunity under any non-qualified deferred compensation plan), if any, which are no less than the target annual incentive opportunities (excluding equity-based compensation, special or one-time bonuses and any deferral opportunity under any non-qualified deferred compensation plan) provided by the Company to such Continuing Employee immediately prior to the Effective Time; and (iii) other employee compensation and benefits (excluding retiree health and welfare benefits) that are substantially comparable in the aggregate to those provided by the Company to such Continuing Employee immediately prior to the Effective Time (including tax-qualified defined contribution benefits, equity-based compensation and any deferral opportunity under any non-qualified deferred compensation plan); provided that, in each case, any compensation or benefits that were provided by Parent and its Affiliates to any Continuing Employee immediately prior to the Effective Time that Parent and its Affiliates continue to provide to such Continuing Employee following the Effective Time shall not be considered in determining whether Parent has met its obligations under this Section 7.10(a).

(b)    Parent shall (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions or limitations and eligibility waiting periods would have been satisfied or waived under the comparable Benefit Plans immediately prior to the Effective Time, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company for all purposes under each applicable benefit plan of Parent and its Affiliates, as if such service had been performed with Parent and its Affiliates, to the same extent service was credited under the comparable Benefit Plan immediately prior to the Effective Time, except for benefit accrual under defined benefit pension plans or to the extent it would result in a duplication of benefits.

(c)    Within ten (10) Business Days of the date hereof, the Company shall provide to Parent a schedule of all outstanding Company Equity Awards (the “Equity Awards Schedule”) as of the Measurement Date, including for each Company Equity Award, (i) the name of the applicable holder, (ii) the type of Company Equity Award, (iii) the name of the Company Stock Plan under which the Company Equity Award was granted, (iv) the number of Shares subject to such Company Equity Award, (v) the date of grant, (vi) the vesting schedule (including whether the vesting will be accelerated by the execution of this Agreement or the consummation of the Mergers or by termination of employment following the consummation of the Mergers) and (vii) where applicable, the exercise price. Prior to the Closing Date, the Company shall provide to Parent an updated Equity Awards Schedule and other data reasonably necessary for Parent to meet its obligations under Section 4.4.

(d)    Nothing contained in this Agreement, express or implied, is intended to (i) be treated as an amendment of any particular Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any employee of the Company, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

7.11.    Expenses. Except as otherwise provided in Section 9.5, whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement, the Mergers and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense.

7.12.    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time until the sixth (6th) anniversary thereof, the Surviving Corporation shall and Parent shall cause the Surviving Corporation to indemnify and hold harmless each present and former director and officer of the Company (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding to the extent arising out of or related to such Indemnified Party’s service as a director or officer of the Company at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the DGCL and its certificate of incorporation or bylaws in effect on the date hereof to indemnify such Person (and Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law and the Company’s certificate of incorporation or bylaws in effect on the date hereof; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification). Without limiting the foregoing, from and after the Effective Time until the sixth (6th) anniversary thereof, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause, to the fullest extent permitted under applicable Law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to the limitations of liabilities of directors and officers, advancement of expenses and indemnification than are set forth in the certificate of incorporation and the bylaws of the Company as in effect as of the date of this Agreement.

(b)    Parent shall cause the Surviving Corporation as of the Effective Time, to obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with a credit rating the same as or better than the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time with benefits and levels of coverage at least as favorable as the Company’s existing policies (including in connection with this Agreement or the transactions or actions contemplated hereby) with respect to those Indemnified Parties who are currently (and any additional Indemnified Parties who prior to the Effective Time become) covered by the Company’s D&O Insurance; provided, however, that (i) in no event shall the Surviving Corporation be required to expend for such “tail” insurance policies an annual premium amount in excess of three hundred percent (300%) of the annual premium currently paid by the Company for such insurance and (ii) if the annual premium of such “tail” insurance policies exceeds three hundred percent (300%) of the annual premium currently paid by the Company for such insurance, Parent shall cause the Surviving Corporation to obtain and fully pay for policies covering such Indemnified Parties with the greatest coverage as is then available at a cost up to but not exceeding such amount. Parent shall, and shall cause the Surviving Corporation to, use its reasonable best efforts to cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and to honor all of its obligations thereunder.

(c)    If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.12.

(d)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company for any of its directors, officers or other employees including the Indemnified Parties; it being understood and agreed that the indemnification provided for in this Section 7.12 is not prior to or in substitution of any such claims under such policies.

(e)    The provisions of this Section 7.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f)    The rights of the Indemnified Parties under this Section 7.12 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws of the Company or under any applicable Contracts or Laws.

7.13.    Approval of Sole Stockholder of Merger Sub and Merger Sub II. Immediately following execution of this Agreement, Parent shall cause Opco to execute and deliver, in accordance with applicable Law and Merger Sub’s and Merger Sub II’s respective certificate of incorporation and bylaws, in Opco’s capacity as sole stockholder thereof, a written consent approving the Merger and the Subsequent Merger, as applicable, and the other transactions contemplated by this Agreement, and adopting this Agreement.

7.14.    Other Actions by the Company.

(a)    Takeover Statutes. If any Takeover Statute other than Section 203 of the DGCL is or may become applicable to the Mergers or the other transactions contemplated by this Agreement, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(b)    Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take such further actions, if any, as may be reasonably necessary or appropriate to ensure that the dispositions of equity securities of the Company (including any derivative securities) and acquisitions of equity securities of Parent (including any derivative securities) pursuant to the Mergers and the other transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act, or who will become subject to Section 16 of the Exchange Act as an officer or director of Parent as of the Effective Time, are exempt under Rule 16b-3 promulgated under the Exchange Act.

(c)    Transaction Litigation. In the event that any stockholder litigation related to this Agreement, the Mergers or the other transactions contemplated by this Agreement is brought, or, to the Company’s Knowledge, threatened, against the Company or any members of the Company Board after the date hereof and prior to the Effective Time (“Transaction Litigation”), the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense of any Transaction Litigation, shall consider in good faith Parent’s advice with respect to such Transaction Litigation and shall not settle or agree to settle any Transaction Litigation without Parent’s prior written consent.

7.15.    Voting Matters. Parent hereby agrees that it shall, and shall cause each of its Subsidiaries to, vote or cause to be voted (in person or by valid proxy) all Shares beneficially owned by Parent or any of its Subsidiaries in favor of the adoption of this Agreement and the approval of the Mergers and the other transactions contemplated by this Agreement at the Stockholders Meeting or at any adjournment, recess or postponement of the Stockholders Meeting taken in accordance with this Agreement; provided, however, that such agreement to vote in favor of the adoption of this Agreement and the approval of the Mergers and the other transactions contemplated by this Agreement shall terminate, and Parent and its Subsidiaries shall have no obligation with respect thereto, in the event that the Company Board (acting upon the recommendation of the Special

Committee) or the Special Committee makes a Change of Company Recommendation pursuant to the terms of this Agreement.

7.16.    Certain Tax Matters. None of the Company, Parent, Merger Sub, Merger Sub II, or the Surviving Corporation shall knowingly take, agree to take or fail to take any action that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment (including by causing Opco to be treated as other than a disregarded entity for U.S. federal income tax purposes or by causing or permitting any Person other than Parent to own any interests in Opco). Each Party shall cooperate in good faith with reasonable requests made by the other Parties to determine the qualification of the Mergers for the Intended Tax Treatment, including in connection with the preparation and filing of the Joint Proxy Statement or the Form S-4. Such cooperation shall include, if applicable, providing a certificate executed by an officer of the applicable Party with applicable representations and warranties reasonably requested by another Party’s tax advisors in connection with the delivery of an opinion regarding the qualification of the Mergers for the Intended Tax Treatment (but only to the extent the applicable Party believes in good faith such representations and warranties are true and correct). In addition, as promptly as reasonably practicable after the date hereof, the Parties shall consider in good faith whether it would be advisable to convert Merger Sub II to a limited liability company (or to assign Merger Sub II’s rights and obligations under this Agreement to a limited liability company) prior to the Effective Time, including whether such conversion or assignment would reasonably be expected to facilitate the qualification of the Mergers for the Intended Tax Treatment. If the Company (acting upon the recommendation of the Special Committee) and Parent mutually agree that such conversion (or assignment) is advisable, Parent shall take all actions necessary or appropriate to effect such conversion (or assignment) and, to the extent required by applicable Law, the Parties shall negotiate and cooperate in good faith to enter into an appropriate amendment to this Agreement to give effect to such conversion (or assignment) and provide for other changes necessitated thereby; provided that Parent shall not cause such a conversion (or assignment) if it would reasonably be expected to impose material adverse consequences to any Party (or the stockholders of any Party), including if it would reasonably be expected to delay the Effective Time. The provisions of this Section 7.16 shall no longer apply if the Parties determine in good faith, after consultation with their respective tax advisors, that the Mergers should not qualify for the Intended Tax Treatment. For the avoidance of doubt, each Party acknowledges and agrees that their respective obligations to effect the Mergers are not subject to any condition or contingency with respect to (a) the qualification of the Mergers for the Intended Tax Treatment or (b) the delivery of any certificate or opinion described in this Section 7.16.

ARTICLE VIII

Conditions

8.1.    Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligation of each Party to effect the Mergers is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)    Requisite Company Stockholder Approvals. Each of the Requisite Company Stockholder Approvals shall have been obtained in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.

(b)    Parent Stockholder Approval. The Parent Stockholder Approval shall have been obtained in accordance with the rules and regulations of NASDAQ, applicable Law and the certificate of incorporation and bylaws of Parent.

(c)    No Injunction. No court or other Governmental Entity of competent jurisdiction shall have issued, enforced or entered an Order or enacted, issued, promulgated or enforced any Law (in each case, whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits consummation of the Mergers or the other transactions contemplated by this Agreement.

(d)    Registration. The SEC shall have declared the Form S-4 effective under the Securities Act, and no stop order or similar restraining order by the SEC suspending the effectiveness of the Form S-4 shall be in effect.

(e)    NASDAQ Listing. The Parent Shares issuable to the holders of Shares pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

8.2.    Conditions to Obligations of Parent, Merger Sub and Merger Sub II. The obligations of Parent, Merger Sub and Merger Sub II to effect the Mergers are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 5.1 (Organization, Good Standing and Qualification), Section 5.2(a) (Capital Structure) (other than any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company), Section 5.3(a) (Corporate Authority) and Section 5.6(b) (Absence of Certain Changes) shall be true and correct in all respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time); (ii) each of the representations and warranties of the Company set forth in Section 5.3(b) (Approval and Fairness), Section 5.17 (Takeover Statutes) and Section 5.18 (Brokers and Finders) shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time) (disregarding all qualifications or limitations as to “material,” “Company Material Adverse Effect” and words of similar import set forth therein); and (iii) each other representation and warranty of the Company set forth in Article V shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (disregarding all qualifications or limitations as to “material,” “Company Material Adverse Effect” and words of similar import set forth therein) that does not constitute a Company Material Adverse Effect.

(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    Officers’ Certificate. Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such executive officer has read Sections 8.2(a) and 8.2(b) and that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied.

8.3.    Conditions to Obligation of the Company. The obligation of the Company to effect the Mergers is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of Parent, Merger Sub and Merger Sub II set forth in Section 6.1 (Organization, Good Standing and Qualification), Section 6.2(a) (Capital Structure) (other than any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of Parent or any of its Subsidiaries), Section 6.3(a) (Corporate Authority) and Section 6.6(b) (Absence of Certain Changes) shall be true and correct in all respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time); (ii) each of the representations and warranties of Parent, Merger Sub and Merger Sub II set forth in Section 6.3(b) (Approval and Fairness), Section 6.15 (Takeover Statutes) and 6.16 (Brokers and Finders) shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time) (disregarding all qualifications or limitations as to “material,” “Parent Material Adverse Effect” and words of similar import set forth therein); and (iii) each other representation and warranty of Parent, Merger Sub and Merger Sub II set forth in Article VI shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (disregarding all qualifications or limitations as to “material,” “Parent Material Adverse Effect” and words of similar import set forth therein) that does not constitute a Parent Material Adverse Effect.

(b)    Performance of Obligations of Parent, Merger Sub and Merger Sub II. Each of Parent, Merger Sub and Merger Sub II shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    Officers’ Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent, Merger Sub and Merger Sub II by an executive officer of Parent to the effect that such executive officer has read Sections 8.3(a) and 8.3(b) and that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied.

ARTICLE IX

Termination

9.1.    Termination by Mutual Consent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Stockholder Approvals or the Parent Stockholder Approval have been obtained pursuant to Section 8.1(a) or Section 8.1(b), as applicable, by mutual written consent of the Company by action of the Company Board (acting upon the recommendation of the Special Committee) and Parent by action of the Parent Board.

9.2.    Termination by Either Parent or the Company. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time by the Company by action of the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee or Parent by action of the Parent Board if:

(a)    the Mergers shall not have been consummated by June 4, 2021 (the “Outside Date”), whether such date is before or after the date by which the Requisite Company Stockholder Approvals or the Parent Stockholder Approval shall have been obtained pursuant to Section 8.1(a) or Section 8.1(b), as applicable; provided that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have been the primary cause of the failure of a condition to the consummation of the Mergers;

(b)    the Requisite Company Stockholder Approvals shall not have been obtained at the Stockholders Meeting or at any adjournment, recess or postponement of the Stockholders Meeting taken in accordance with this Agreement;

(c)    the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting or at any adjournment, recess or postponement of the Parent Stockholders Meeting taken in accordance with this Agreement; or

(d)    (i) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers shall become final and non-appealable or (ii) any Law shall have been enacted, entered, enforced or deemed applicable to the Mergers that prohibits, makes illegal or enjoins the consummation of the Mergers (in the case of each of clauses (i) and (ii) whether before or after the Requisite Company Stockholder Approvals or the Parent Stockholder Approval have been obtained pursuant to Section 8.1(a) or Section 8.1(b), as applicable); provided that the right to terminate this Agreement pursuant to this Section 9.2(d) shall not be available to any Party that has breached in any material respect its obligations to use its reasonable best efforts pursuant to Section 7.6.

9.3.    Termination by the Company. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time by the Company by action of the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee if:

(a)    a Change of Parent Recommendation shall have occurred; provided that, following such a Change of Parent Recommendation, the Company shall no longer have the right to terminate this Agreement pursuant to this Section 9.3(a) after the Parent Stockholder Approval has been obtained; or

(b)    there has been a breach of any representation, warranty, covenant or agreement made by Parent, Merger Sub or Merger Sub II in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that Section 8.3(a) or 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by the Company to Parent and (ii) one (1) Business Day before the Outside Date (whether before or after the Requisite Company Stockholder Approvals or the Parent Stockholder Approval have been obtained pursuant to Section 8.1(a) or Section 8.1(b), as applicable); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.3(b) if the Company is then in breach of this Agreement such that any of the conditions set forth in Section 8.2(a) or 8.2(b) would not be satisfied.

9.4.    Termination by Parent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time by Parent by action of the Parent Board if:

(a)    a Change of Company Recommendation shall have occurred; provided that, following such a Change of Company Recommendation, Parent shall no longer have the right to terminate this Agreement pursuant to this Section 9.4(a) after the Requisite Company Stockholder Approvals have been obtained; or

(b)    there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that Section 8.2(a) or 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by Parent to the Company and (ii) one (1) Business Day before the Outside Date (whether before or after the Requisite Company Stockholder Approvals or the Parent Stockholder Approval have been obtained pursuant to Section 8.1(a) or Section 8.1(b), as applicable); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.4(b) if Parent is then in breach of this Agreement such that any of the conditions set forth in Section 8.3(a) or 8.3(b) would not be satisfied.

9.5.    Effect of Termination and Abandonment.

(a)    Except as provided in Section 9.5(b) and Section 9.5(c), in the event of termination of this Agreement and the abandonment of the Mergers pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in this Agreement to the contrary, that (i) no such termination shall relieve any Party of any liability or damages to the other Party resulting from fraud or any Willful and Material Breach of this Agreement and (ii) the provisions set forth in Section 7.11, this Section 9.5, Article X and the Confidentiality Agreement shall survive the termination of this Agreement.

(b)    In the event that:

(i)    (A) this Agreement is terminated (I) by either the Company or Parent pursuant to Section 9.2(a), (II) by either the Company or Parent pursuant to Section 9.2(b) or (III) by Parent pursuant to Section 9.4(b) due to a breach by the Company of Section 7.2; and (B) (I) a bona fide Company Acquisition Proposal shall have been (1) made known to the Special Committee or publicly made or disclosed and (2) not withdrawn (which withdrawal shall be public if such Company Acquisition Proposal has been publicly made or disclosed) prior to the earlier of the date of the Stockholders Meeting (including any adjournment, recess or postponement thereof) and the time of termination of this Agreement and (II) concurrently with or within twelve (12) months of such termination, the Company shall have consummated a Company Acquisition Proposal or entered into an Alternative Company Acquisition Agreement relating to a Company Acquisition Proposal (whether or not, in each case, such Company Acquisition Proposal is the same one as the Company Acquisition Proposal referred to in clause (B)(I)); provided that, for purposes of clause (B) of this Section 9.5(b)(i), references to “fifteen percent (15%)” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”; or

(ii)    this Agreement is terminated by Parent pursuant to Section 9.4(a);

then the Company shall pay to Parent (or its designee(s)), by wire transfer of same-day funds, a termination fee of $35,000,000 (the “Termination Fee”) (x) in the case of Section 9.5(b)(ii), no later than two (2) Business Days after the date of such termination or (y) in the case of Section 9.5(b)(i), immediately prior to or substantially concurrent with the last to occur of the events set forth in Section 9.5(b)(i). It is understood and agreed that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c)    In the event that:

(i)    (A) this Agreement is terminated (I) by either the Company or Parent pursuant to Section 9.2(a), (II) by either the Company or Parent pursuant to Section 9.2(c) or (III) by the Company pursuant to Section 9.3(b) due to a breach by Parent of Section 7.3; and (B) (I) a bona fide Parent Acquisition Proposal shall have been (1) made known to Parent or publicly made or disclosed and (2) not withdrawn (which withdrawal shall be public if such Parent Acquisition Proposal has been publicly made or disclosed) prior to the earlier of the date of the Parent Stockholders Meeting (including any adjournment, recess or postponement thereof) and the time of termination of this Agreement and (II) concurrently with or within twelve (12) months of such termination, Parent shall have consummated a Parent Acquisition Proposal or entered into an Alternative Parent Acquisition Agreement relating to a Parent Acquisition Proposal (whether or not, in each case, such Parent Acquisition Proposal is the same one as the Parent Acquisition Proposal referred to in clause (B)(I)); provided that, for purposes of clause (B) of this Section 9.5(c)(i), references to “fifteen percent (15%)” in the definition of “Parent Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”; or

(ii)    this Agreement is terminated by the Company pursuant to Section 9.3(a);

then Parent shall pay to the Company (or its designee(s)), by wire transfer of same-day funds, a termination fee of $100,000,000 (the “Parent Termination Fee”) (x) in the case of Section 9.5(c)(ii), no later than two (2) Business Days after the date of such termination or (y) in the case of Section 9.5(c)(i), immediately prior to or substantially concurrent with the last to occur of the events set forth in Section 9.5(c)(i). It is understood and agreed that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d)    Each of the Company and Parent acknowledges that the agreements contained in Section 9.5(b) and Section 9.5(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement and the damages resulting from termination of this Agreement under circumstances where a Termination Fee or a Parent Termination Fee is payable are uncertain and incapable of accurate calculation and, therefore, each of the Termination Fee payable pursuant to Section 9.5(b) and the Parent Termination Fee payable pursuant to Section 9.5(c) is not a penalty but rather constitutes an amount akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers and the other transactions contemplated by this Agreement. Accordingly, if (i) the Company fails to promptly pay the Termination Fee due by it pursuant to Section 9.5(b) or (ii) Parent fails to promptly pay the Parent Termination Fee due by it pursuant to Section 9.5(c) and, in order to obtain such payment Parent or the Company, as applicable, commences a Proceeding that results in a judgment against the Company or Parent, as applicable, for the Termination Fee set forth in Section 9.5(b) or the Parent Termination Fee set forth in Section 9.5(c), the Company or Parent, as applicable, shall pay to Parent or the Company, as applicable, their costs and expenses (including attorneys’ fees) in connection with such Proceeding, together with interest on the amount of the fee at the prime rate set forth in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

(e)    In the event that the Termination Fee is paid to Parent in circumstances in which such fee is payable pursuant to Section 9.5(b), payment of the Termination Fee, together with any costs and expenses and interest payable pursuant to Section 9.5(d), shall be the sole and exclusive remedy of Parent and its Related Persons against the Company and its Related Persons (the “Company Related Persons”) for any cost, expense, loss, damage, liability or obligation suffered as a result of the failure of the Mergers or the other transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount none of the Company or any Company Related Persons shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. The provisions of this Section 9.5(e) are intended to be for the benefit of, and shall be enforceable by, each of the Company Related Persons.

(f)    In the event that the Parent Termination Fee is paid to the Company in circumstances in which such fee is payable pursuant to Section 9.5(c), payment of the Parent Termination Fee, together with any costs and expenses and interest payable pursuant to Section 9.5(d), shall be the sole and exclusive remedy of the Company and its Related Persons against Parent and its Related Persons (the “Parent Related Persons”) for any cost, expense, loss, damage, liability or obligation suffered as a result of the failure of the Mergers or the other transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount none of Parent or any Parent Related Persons shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. The provisions of this Section 9.5(f) are intended to be for the benefit of, and shall be enforceable by, each of the Parent Related Persons.

ARTICLE X

Miscellaneous and General

10.1.    No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered in connection therewith pursuant to this Agreement will survive the Effective Time. None of the covenants and agreements of the Parties will survive the Effective Time to the extent their terms contemplate performance prior to the Effective Time. This Section 10.1 will not limit Section 9.5 or any other covenant or agreement of the Parties to the extent its terms contemplate performance after the Effective Time.

10.2.    Modification or Amendment. Subject to the provisions of applicable Laws, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided, however, that, after receipt of the Requisite Company Stockholder Approvals, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s stockholders unless the Requisite

Company Stockholder Approvals are obtained again with respect to the effectiveness of such amendment; provided, further, that, after the receipt of the Parent Stockholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by Parent’s stockholders unless the Parent Stockholder Approval is obtained again with respect to the effectiveness of such amendment.

10.3.    Waiver of Conditions. The conditions to each of the Parties’ obligations to consummate the Mergers are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Laws. No failure or delay by any Party exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.4.    GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a)    THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAWS, RULES OR PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH LAWS, RULES OR PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)    The Parties hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event that such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) located in New Castle County in the State of Delaware or the United States District Court for the District of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims relating to such Proceeding or transactions shall be heard and determined in such a Delaware state or federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DOCUMENTS REFERRED TO HEREIN OR THE MERGERS AND THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTEMPLATED IN THIS SECTION 10.4, TO ENTER INTO THIS AGREEMENT, THE AGREEMENTS CONTEMPLATED BY THE DOCUMENTS REFERRED TO HEREIN, THE MERGERS AND THE OTHER TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AS APPLICABLE.

10.5.    Specific Performance. The Parties acknowledge and agree that the rights of each Party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies the Parties may have in equity or at law, each Party shall, unless this Agreement has been terminated in accordance with its terms, be entitled to specific performance and injunctive relief as a remedy for any such breach including an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the courts specified in Section 10.4(b), in each case without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

10.6.    Notices. All notices, requests, instructions, consents, claims, demands, waivers and other communications to be given or made hereunder by any Party shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by facsimile. A copy of all notices served shall also be provided by email but the Parties acknowledge that service by email alone shall not constitute notice for the purposes of this Section 10.6. Such communications must be sent to the respective Parties at the following addresses or facsimile numbers or email addresses (or at such other address or facsimile number or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.6):

If to Parent, Merger Sub or Merger Sub II:

BridgeBio Pharma, Inc.

421 Kipling Street

Palo Alto, CA 94301

Attention:    Neil Kumar

Email:          nk@bridgebio.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:    Stephen F. Arcano

                    Thomas W. Greenberg

Facsimile:    917-777-3000

Email:          stephen.arcano@skadden.com

                      thomas.greenberg@skadden.com

If to the Company:

101 Montgomery Street, Suite 2000

San Francisco, CA 94104

Attention:    Franco Valle

Email:          fvalle@eidostx.com

With a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

825 8th Avenue

New York, NY 10019

Attention:    Mark Greene

                    Aaron Gruber

Facsimile:    212-474-3700

Email:          mgreene@cravath.com

                      agruber@cravath.com

10.7.    Entire Agreement. This Agreement (including the Company Disclosure Letter, the Parent Disclosure Letter, the Voting Agreements, the Exhibits and the documents and instruments referred to herein that are to be delivered at Closing) and that certain confidential letter agreement, dated September 10, 2020, between Parent and the Company (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”) constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, oral or written with respect to such matters.

10.8.    No Third-Party Beneficiaries. Except as provided in Section 7.12, Section 9.5(e) or Section 9.5(f), Parent, Merger Sub and Merger Sub II hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the Company and the Company hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Parent, Merger Sub and Merger Sub II, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the Parties hereby further agree that this Agreement may only be enforced against, and any Proceeding that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as Parties. The Parties further agree that the rights of third-party beneficiaries under Section  7.12 shall not arise unless and until the Effective Time occurs.

10.9.    Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company, if any, to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Notwithstanding anything to the contrary set forth in this Agreement, it is understood and agreed that to the extent that any action or any knowing or intentional omission taken by any Designated Individual on or after the date hereof, or any action or omission of any other individual taken at the specific direction of any Designated Individual on or after the date hereof, would constitute a breach by the Company of any covenant in this Agreement or would result in any representation or warranty of the Company contained in this Agreement being inaccurate, such breach or inaccuracy shall be disregarded for all purposes under this Agreement.

10.10.    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by the Party incurring such Taxes and fees.

10.11.    Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of any other provision hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.12.    Interpretation and Construction.

(a)    The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b)    Where a reference in this Agreement is made to an Article, Section, Subsection, Recital, Preamble or Exhibit, such reference shall be to an Article, Section, Subsection, Recital, Preamble or Exhibit of or to this Agreement, unless otherwise indicated.

(c)    Unless the express context otherwise requires: (i) the word “day” means calendar day; (ii) the words “hereto,” “hereof,” “herein,” “hereunder” and words of similar import when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (iv) the term “dollars” and the symbol “$” mean United States Dollars and all amounts in this Agreement shall be paid in United States Dollars, unless specifically otherwise provided, and in the event any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than United States Dollars, the United States Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to United States Dollars at the foreign exchange rates published in The Wall Street Journal, Eastern Edition and in effect at the time such amount, cost, fee or expense is incurred, and in the event the resulting conversion yields a number that extends beyond two (2) decimal points, rounded to the nearest penny; (v) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (vi) the term “or” is not exclusive and has the meaning represented by the phrase “and/or”; (vii) references in this Agreement to any gender include the other gender; (viii) references in this Agreement to the “United States” or the “U.S.” mean the United States of America and its territories and possessions; (ix) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (x) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP; and (xi) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(d)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days, unless Business Days are specified.

(e)    The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(f)    The Company Disclosure Letter or Parent Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article V or Article VI or to one or more covenants contained in Article VII. Inclusion of any items or information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any undisclosed item or information of comparable or greater significance) is “material” or constitutes a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or affect the interpretation of such term for purposes of this Agreement.

(g)    Except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), Contract, document or instrument mean such agreement, Contract, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto.

(h)    The phrases “delivered,” “made available” and words of similar import, when used in this Agreement, shall mean that the information referred to has been (i) physically or electronically delivered to Parent, Merger Sub, Merger Sub II, the Company or any of their respective Representatives, as applicable, (ii) posted to the data site maintained by (x) the Company or its Representatives or (y) Parent or its Representatives, as applicable, in connection with the transactions contemplated by this Agreement or (iii) filed with or furnished to the SEC and publicly available on the SEC’s EDGAR reporting system prior to the date hereof.

10.13.    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assignable or delegable (as the case may be), in whole or in part, by operation of Law or otherwise, and any attempted or purported assignment or delegation in violation of this Section 10.13 shall be null and void; provided, however, that, subject to the requirements of applicable Law and subject to Section 7.16, prior to such time as the Company Unaffiliated Stockholder Approval shall have been obtained, each of Parent, Merger Sub and Merger Sub II may assign all or a portion of its rights and obligations hereunder to any Affiliate; provided, further, that no such assignment shall (i) impede or delay the consummation of the transactions contemplated by this Agreement or otherwise impede the rights of the stockholders of the Company under this Agreement or (ii) relieve Parent of its obligations hereunder.

10.14.    Special Committee. Notwithstanding anything to the contrary set forth in this Agreement, until the Effective Time, (i) the Company may take the following actions only with the prior approval of the Special Committee: (a) amending, restating, modifying or otherwise changing any provision of this Agreement; (b) waiving any right under this Agreement or extending the time for the performance of any obligation of Parent, Merger Sub or Merger Sub II hereunder; (c) terminating this Agreement; (d) taking any action under this Agreement that expressly requires the approval of the Special Committee; (e) making any decision or determination, or taking any action under or with respect to this Agreement or the transactions contemplated hereby that would reasonably be expected to be, or is required to be, approved, authorized, ratified or adopted by the Company Board; (f) granting any approval or consent for, or agreement to, any item for which the approval, consent or agreement of the Company is required under this Agreement; and (g) agreeing to do any of the foregoing and (ii) no decision or determination shall be made, or action taken, by the Company or the Company Board (including effecting a Change of Company Recommendation) under or with respect to this Agreement or the transactions contemplated hereby without first obtaining the approval of the Special Committee. For the avoidance of doubt, any requirement of the Company or the Company Board to obtain the approval of the Special Committee pursuant to this Section 10.14 shall not, and shall not be deemed to, modify or otherwise affect any rights of Parent, Merger Sub or Merger Sub II, or any obligations of the Company, the Special Committee or the Company Board to Parent, Merger Sub or Merger Sub II, set forth in this Agreement.

10.15.    Certain Definitions. As used in this Agreement, except as otherwise specifically provided herein, the following terms have the meanings set forth in this Section 10.15:

“Acoramidis” means the Product Candidate known as acoramidis (formerly AG10) under development by the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise); provided, however, that, unless otherwise explicitly stated, Parent and its Subsidiaries shall be deemed to not be Affiliates of the Company (and vice versa) for any purpose hereunder.

“Aggregate Cash Election Amount” has the meaning set forth in Section 4.1(b).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Company Acquisition Agreement” has the meaning set forth in Section 7.2(b)(ii).

“Alternative Parent Acquisition Agreement” has the meaning set forth in Section 7.3(b)(ii).

“Anti-Corruption Laws” means (a) the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd1, et seq.), (b) the Corruption of Foreign Public Officials Act, S.C. 2002, c. 8 (Canada) and (c) all other anti-bribery, anti-corruption, anti-money-laundering and similar applicable Laws of each jurisdiction in which the Company or Parent or any of its Subsidiaries, as applicable, operates or has operated and in which any Person acting on behalf of the Company or Parent or any of its Subsidiaries, as applicable, including any officer, director, employee, agent and Affiliate thereof, is conducting or has conducted business involving the Company or Parent or any of its Subsidiaries, as applicable.

“Applicable Date” has the meaning set forth in Section 5.8(a).

“Available Cash Election Amount” has the meaning set forth in Section 4.1(b).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 5.3(a).

“Benefit Plan” means any benefit and compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, contributed to or required to be contributed to by, or with respect to which there is any present or future liability (whether contingent or otherwise) of, the Company, including with respect to employment, consulting, independent contractor, pension, retirement, severance, termination, retention, change-in-control, deferred compensation, stock- and equity-based, phantom stock, employee stock ownership, incentive bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Book-Entry Share” has the meaning set forth in Section 4.1(a).

“Business Day” means any day ending at 11:59 p.m. (New York City time) other than a Saturday or Sunday or a day on which (a) banks are required or authorized to close in New York City, New York, or (b) for purposes of determining the Closing Date only, the Office of the Secretary of State of Delaware is required or authorized to close.

“Bylaws” has the meaning set forth in Section 2.2.

“Cash Consideration” means the total aggregate cash consideration payable pursuant to Section 4.1 with respect to the Cash Electing Shares.

“Cash Electing Share(s)” has the meaning set forth in Section 4.1(a)(ii).

“Cash Election” has the meaning set forth in Section 4.1(a)(ii).

“Cash Election Consideration” has the meaning set forth in Section 4.1(a)(ii).

“Certificate” has the meaning set forth in Section 4.1(a).

“Certificate of Merger” has the meaning set forth in Section 1.3(a).

“Certificate of Merger for Subsequent Merger” has the meaning set forth in Section 1.3(b).

“Change of Company Recommendation” has the meaning set forth in Section 7.2(b)(i).

“Change of Parent Recommendation” has the meaning set forth in Section 7.3(b)(i).

“Charter” has the meaning set forth in Section 2.2.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in Section 4.3(g).

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Proposal” means any inquiry, proposal, indication of interest or offer from any Person or group (as defined in or under Section 13 of the Exchange Act), other than the Company, Parent, Merger Sub, Merger Sub II or any of their respective controlled Affiliates, with respect to any (a) merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination, purchase or similar transaction involving the Company which if consummated would result in any Person or group (as defined in or under Section 13 of the Exchange Act) (other than the Company, Parent, Merger Sub, Merger Sub II or their respective controlled Affiliates) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of fifteen percent (15%) or more of the total voting power or of any class of equity securities of the Company or (b) direct or indirect acquisition, in one or a series of related transactions, of fifteen percent (15%) or more of the total voting power or of any class of equity securities of the Company, or fifteen percent (15%) or more of the assets of the Company (on a consolidated basis), in each case, other than the transactions contemplated by this Agreement.

“Company Approvals” has the meaning set forth in Section 5.4(a).

“Company Board” has the meaning set forth in the Recitals.

“Company Clinical Trial Investigator” has the meaning set forth in Section 5.19(a).

“Company Disclosure Letter” has the meaning set forth in Article V.

“Company Employees” has the meaning set forth in Section 5.11(d).

“Company Equity Awards” has the meaning set forth in Section 4.4(c).

“Company Material Adverse Effect” means any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate with such other changes, events, occurrences, state of facts, conditions, circumstances, developments or effects, has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of the Company; provided, however, that none of the following, and no change, event, occurrence, state of facts, condition, circumstance, development or effect arising out of, or resulting from, any of the following, shall be deemed to constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a Company Material Adverse Effect: (i) changes in the economy, credit or financial markets or political, regulatory or business conditions in the United States or any other countries in which the Company has any material operations; (ii) changes that are the result of factors generally affecting the industries, markets or geographical areas in which the Company conducts its businesses; (iii) changes in GAAP or in any Law unrelated to this Agreement or the Merger and of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date hereof; (iv) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date hereof and prior to the Closing; provided that the exception in this clause (iv) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect; (v) acts of war (whether or not declared), civil disobedience, hostilities, sabotage, cyberattacks (provided that the Company has not breached any representation or warranty in Section 5.15(d) or Section 5.15(e)), terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any epidemic, pandemic or outbreak of illness (including the COVID-19 (or SARS-CoV-2) virus) or other public health event or any other force majeure event, whether or not caused by any Person (other than the Company or any of its Affiliates or Representatives), or any national or international calamity or crisis; (vi) any actions taken or omitted to be taken by the Company that are expressly required to be taken by this Agreement or any actions taken or omitted to be taken with Parent’s prior written consent or at Parent’s written request (except for any obligation to operate in the ordinary course or similar obligation); provided, however, that the exceptions in this clause (vi) shall not apply with respect to references to Company Material Adverse Effect in the representations and warranties contained in Section 5.4 (and in Section 8.2(a) and Section 9.4(b) to the extent related to such portions of such representation); (vii) any changes, events, occurrences, state of facts, conditions, circumstances, developments or effects that were caused by the negotiation of, entry into or announcement, pendency or performance of the transactions contemplated by this Agreement or any Transaction Litigation, including any changes in the relationship of the Company, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationships; provided, however, that the exceptions in this clause (vii) shall not apply with respect to references to Company Material Adverse Effect in the representations and warranties contained in Section 5.4 (and in Section 8.2(a) and Section 9.4(b) to the extent related to such portions of such representation); (viii) a decline in the market price, or change in trading volume, of the Shares on NASDAQ; provided that the exception in this clause (viii) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect; or (ix) the results of, or any data derived from or any delay in (including any delays in identifying, recruiting, training or enrolling suitable patients or clinical investigators), any pre-clinical or clinical testing being conducted for Acoramidis or any competitive products or Product Candidates of any other Person; provided, further, that, with respect to clauses (i), (ii), (iii), and (v), such change, event, occurrence, state of facts, condition, circumstance, development or effect shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent it disproportionately adversely affects the Company compared to other companies of similar size in the industry in which the Company primarily operates.

“Company Options” has the meaning set forth in Section 4.4(a).

“Company Recommendation” has the meaning set forth in Section 5.3(b).

“Company Related Persons” has the meaning set forth in Section 9.5(e).

“Company Reports” has the meaning set forth in Section 5.5(a).

“Company Restricted Share Award” has the meaning set forth in Section 4.4(b).

“Company Stock Plan” means each of the Company’s Amended and Restated 2018 Stock Option and Incentive Plan and the Company’s 2016 Equity Incentive Plan.

“Company Stockholder Approval” means the adoption of this Agreement by the affirmative vote of the holders representing a majority of the aggregate voting power of the outstanding Shares entitled to vote thereon.

“Company Superior Proposal” means an unsolicited bona fide written Company Acquisition Proposal that would result in any Person (other than the Company, Parent, Merger Sub, Merger Sub II or any controlled Affiliate thereof) becoming the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the assets (on a consolidated basis) or fifty percent (50%) or more of the total voting power of the equity securities of the Company (or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity) that the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in its good faith judgment, after consultation with its outside financial advisor(s) and outside legal counsel (a) would result in a transaction that, if consummated, would be more favorable to the stockholders of the Company (other than Parent and its Affiliates) from a financial point of view than the Mergers (after taking into account any amendments or other revisions to the terms and conditions of this Agreement agreed to by Parent in writing pursuant to Section 7.2(b) and the time likely to be required to consummate such Company Acquisition Proposal) and (b) is reasonably capable of being consummated on the terms so proposed.

“Company Unaffiliated Stockholder Approval” means the adoption of this Agreement and the approval of the Mergers and the other transactions contemplated by this Agreement by the affirmative vote of (a) the holders representing a majority of the aggregate voting power of the outstanding Shares entitled to vote thereon (excluding any Shares beneficially owned by Parent Affiliated Stockholders) and (b) the holders representing at least sixty-six and two-thirds percent (66-2/3%) of the aggregate voting stock (as defined in Section 203 of the DGCL) of the Company that is not owned (as defined in Section 203 of the DGCL) by Parent, Merger Sub or Merger Sub II or any affiliates (as defined in Section 203 of the DGCL) or associates (as defined in Section 203 of the DGCL) of Parent, Merger Sub or Merger Sub II.

“Compensation Committee” has the meaning set forth in Section 4.4(c).

“Confidentiality Agreement” has the meaning set forth in Section 10.7.

“Continuing Employee” has the meaning set forth in Section 7.10(a).

“Contract” means any legally binding agreement, lease, sublease, license, contract, note, mortgage, indenture, arrangement or other obligation and any amendment, waiver or other modification thereto.

“D&O Insurance” has the meaning set forth in Section 7.12(b).

“Designated Individual” means any of the individuals listed in Section 10.15 of the Company Disclosure Letter.

“DGCL” has the meaning set forth in the Recitals.

“DTC” has the meaning set forth in Section 4.3(b)(i).

“Effective Time” has the meaning set forth in Section 1.3(a).

“Election” has the meaning set forth in Section 4.3(j)(i).

“Election Deadline” has the meaning set forth in Section 4.3(j).

“Election Period” has the meaning set forth in Section 4.3(j)(ii).

“Eligible Shares” has the meaning set forth in Section 4.1(a).

“Employee Stock Purchase Plan” has the meaning set forth in Section 4.4(d).

“Environmental Law” means any Law relating to: (a) the protection, investigation or restoration of the environment, or natural resources or, as it relates to exposure to hazardous or toxic substances in the environment, the protection of health and safety, (b) the handling, use, storage, treatment, transportation, presence, disposal, release or threatened release of any hazardous or toxic substance or (c) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any hazardous or toxic substance.

“Equity Awards Schedule” has the meaning set forth in Section 7.10(c).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity (whether or not incorporated) that would be treated together with the Company as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA, but excluding Parent and its Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 4.3(a)(i).

“Exchange Agent Agreement” has the meaning set forth in Section 4.3(a)(ii).

“Exchange Fund” has the meaning set forth in Section 4.3(a)(i).

“Excluded Shares” has the meaning set forth in Section 4.1(a).

“FDA” means the United States Food and Drug Administration.

“Form of Election” has the meaning set forth in Section 4.3(j)(ii).

“Form S-4” has the meaning set forth in Section 7.4.

“Fractional Share Consideration” has the meaning set forth in Section 4.1(a).

“GAAP” means United States generally accepted accounting principles.

“Government Official” means any official, officer, employee, or Representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization.

“Governmental Entity” has the meaning set forth in Section 5.4(a).

“Hazardous Substance” means (a) any substance that is listed or classified as hazardous or toxic, or otherwise classified or regulated, pursuant to any Environmental Law; (b) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon and (c) any other substance or waste for which liability is imposed by any Governmental Entity under any Environmental Law.

“Health Care Submission” has the meaning set forth in Section 5.19(a).

“Healthcare Regulatory Authority” means any U.S., non-U.S. or supranational or transnational governmental health regulatory agency or authority with jurisdiction over (a) the development, marketing,

labeling, sale, use, handling and control, safety, efficacy, reliability, manufacturing, approval or licensing of any drug, device or over-the-counter pharmaceutical product, (b) federal healthcare programs under which such products are purchased or (c) the protection of personal health information.

“Holder” has the meaning set forth in Section 4.3(b)(i).

“Import and Export Laws” means (a) all sanctions, export and re-export Laws of the United States, including the U.S. International Traffic in Arms Regulation, the Export Administration Regulations and U.S. sanctions Laws and regulations administered by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), as applicable, and (b) all other applicable import and export control Laws in any countries in which the Company conducts business.

“Indemnified Parties” has the meaning set forth in Section 7.12(a).

“Initial Surviving Corporation” has the meaning set forth in Section 1.1(a).

“Intellectual Property Rights” means all intellectual and proprietary rights of any kind, including: (a) patents, inventions, methods and processes; (b) copyrights, copyrighted works and works of authorship; (c) trademarks, service marks, trade, corporate or d/b/a names, logos, trade dress, domain names, URLs, social and mobile media identifiers and other indicators of source or origin, and the goodwill of any business symbolized thereby and all common-law rights relating thereto; (d) trade secrets, know-how and confidential information; and (e) all applications, registrations, provisionals, divisionals, continuations, continuations-in-part, re-examinations, re-issues, renewals, foreign counterparts and similar rights relating to any of the foregoing.

“Intended Tax Treatment” has the meaning set forth in the Recitals.

“Intervening Event” means a material event, fact, development or occurrence with respect to (a) the Company or the business of the Company or (b) Parent and its Subsidiaries or the business of Parent and its Subsidiaries, in each case that is neither known nor reasonably foreseeable (with respect to substance or timing) by the Special Committee as of the date of this Agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the Special Committee as of the date of this Agreement) and becomes known by the Special Committee prior to the date the Requisite Company Stockholder Approvals are obtained; provided that (i) any event, fact, development or occurrence that involves or relates to a Company Acquisition Proposal or a Company Superior Proposal or any inquiry or communications or matters relating thereto shall be deemed not to constitute an Intervening Event and (ii) any event, fact, development or occurrence that relates to the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, shall be deemed not to constitute an Intervening Event, unless any such events, facts, developments or occurrences, individually or in the aggregate, would constitute a Parent Material Adverse Effect.

“IT Assets” means computers, software, firmware, middleware, servers, websites, networks, mobile and social applications, workstations, routers, hubs, switches, data communications lines, and all other information technology and related assets and equipment, and all content and data (including Personal Data) stored therein or processed thereby.

“Joint Proxy Statement” has the meaning set forth in Section 7.4.

“Knowledge” or any similar phrase means (a) with respect to the Company, the collective actual knowledge of the individuals set forth in Section 10.15 of the Company Disclosure Letter and (b) with respect to Parent, Merger Sub and Merger Sub II, the collective actual knowledge of the individuals set forth in Section 10.15(a) of the Parent Disclosure Letter.

“Laws” has the meaning set forth in Section 5.8(a).

“Leased Real Property” has the meaning set forth in Section 5.10(a).

“Licenses” has the meaning set forth in Section 5.8(b).

“Lien” has the meaning set forth in Section 5.2(a).

“Material Contract” has the meaning set forth in Section 5.9(a).

“Measurement Date” has the meaning set forth in Section 5.2(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 4.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub II” has the meaning set forth in the Preamble.

“Mergers” has the meaning set forth in the Recitals.

“NASDAQ” means the Nasdaq Global Select Market.

“Notice Period” has the meaning set forth in Section 7.2(b).

“Opco” shall mean BridgeBio Pharma LLC, a wholly owned Subsidiary of Parent.

“Order” means any order, final award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Outside Date” has the meaning set forth in Section 9.2(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Acquisition Proposal” means any inquiry, proposal, indication of interest or offer from any Person or group (as defined in or under Section 13 of the Exchange Act), other than the Company, with respect to any (a) merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination, purchase or similar transaction involving Parent or any of its Subsidiaries which if consummated would result in any Person or group (as defined in or under Section 13 of the Exchange Act) (other than the Company or its stockholders) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of fifteen percent (15%) or more of the total voting power or of any class of equity securities of Parent or (b) direct or indirect acquisition, in one or a series of related transactions, of fifteen percent (15%) or more of the total voting power or of any class of equity securities of Parent, or fifteen percent (15%) or more of the assets of Parent and its Subsidiaries (on a consolidated basis), in each case, other than the transactions contemplated by this Agreement or as set forth in Section 10.15(b) of the Parent Disclosure Letter.

“Parent Affiliated Stockholders” means any of (a) Parent or any of its Affiliates (including Merger Sub and Merger Sub II), (b) any director or officer of any Person described in clause (a) or (c) any director or officer of the Company (other than the members of the Special Committee).

“Parent Approvals” has the meaning set forth in Section 6.4(a).

“Parent Board” has the meaning set forth in the Recitals.

“Parent Clinical Trial Investigator” has the meaning set forth in Section 6.18(a).

“Parent Disclosure Letter” has the meaning set forth in Article VI.

“Parent Intervening Event” means a material event, fact, development or occurrence with respect to (a) Parent and its Subsidiaries or the business of Parent and its Subsidiaries or (b) the Company or the business of the Company, in each case that is neither known nor reasonably foreseeable (with respect to substance or timing) by the Parent Board as of the date of this Agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the Parent Board as of the date of this Agreement) and becomes known by the Parent Board prior to the date the Parent Stockholder Approvals are obtained; provided that (i) any event, fact, development or occurrence that involves or relates to a Parent Acquisition Proposal or a Parent Superior Proposal or any inquiry or communications or matters relating thereto shall be deemed not to constitute a Parent Intervening Event, and (ii) any event, fact, development or occurrence that relates to the business, results of operations or financial condition of the Company shall be deemed not to constitute a Parent Intervening Event, unless any such events, facts, developments or occurrences, individually or in the aggregate, would constitute a Company Material Adverse Effect.

“Parent Material Adverse Effect” means any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate with such other changes, events, occurrences, state of facts, conditions, circumstances, developments or effects, has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no change, event, occurrence, state of facts, condition, circumstance, development or effect arising out of, or resulting from, any of the following, shall be deemed to constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a Parent Material Adverse Effect: (i) changes in the economy, credit or financial markets or political, regulatory or business conditions in the United States or any other countries in which Parent or any of its Subsidiaries has any material operations; (ii) changes that are the result of factors generally affecting the industries, markets or geographical areas in which Parent and its Subsidiaries conduct their respective businesses; (iii) changes in GAAP or in any Law unrelated to this Agreement or the Merger and of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date hereof; (iv) any failure by Parent to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date hereof and prior to the Closing; provided that the exception in this clause (iv) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Parent Material Adverse Effect; (v) acts of war (whether or not declared), civil disobedience, hostilities, sabotage, cyberattacks (provided that Parent has not breached any representation or warranty in Section 6.12(d) or Section 6.12(e)), terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any epidemic, pandemic or outbreak of illness (including the COVID-19 (or SARS-CoV-2) virus) or other public health event or any other force majeure event, whether or not caused by any Person (other than Parent, any of its Subsidiaries or any of its or their respective Affiliates or Representatives), or any national or international calamity or crisis; (vi) any actions taken or omitted to be taken by Parent or any of its Subsidiaries that are expressly required to be taken by this Agreement or any actions taken or omitted to be taken with the Company’s prior written consent or at the Company’s written request (except for any obligation to operate in the ordinary course or similar obligation); provided, however, that the exceptions in this clause (vi) shall not apply with respect to references to Parent Material Adverse Effect in the representations and warranties contained in Section 6.4 (and in Section 8.3(a) and Section 9.3 to the extent related to such portions of such representation); (vii) any changes, events, occurrences, state of facts, conditions, circumstances, developments or effects that were caused by the negotiation of, entry into or announcement, pendency or performance of the transactions contemplated by this Agreement or any

Transaction Litigation, including any changes in the relationship of Parent or any of its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationships; provided, however, that the exceptions in this clause (vii) shall not apply with respect to references to Parent Material Adverse Effect in the representations and warranties contained in Section 6.4 (and in Section 8.3(a) and Section 9.3 to the extent related to such portions of such representation); (viii) a decline in the market price, or change in trading volume, of the Parent Shares on NASDAQ; provided that the exception in this clause (viii) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Parent Material Adverse Effect; or (ix) any adverse changes, events, occurrences, state of facts, conditions, circumstances, developments or effects to the extent affecting the Company (whether or not rising to the level of a Company Material Adverse Effect); provided, further, that, with respect to clauses (i), (ii), (iii), and (v), such change, event, occurrence, state of facts, condition, circumstance, development or effect shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred to the extent it disproportionately adversely affects Parent and its Subsidiaries compared to other companies of similar size in the industry in which Parent and its Subsidiaries primarily operate.

“Parent Material Contract” has the meaning set forth in Section 6.9(a).

“Parent Notice Period” has the meaning set forth in Section 7.3(b).

“Parent Recommendation” has the meaning set forth in Section 6.3(b).

“Parent Related Persons” has the meaning set forth in Section 9.5(f).

“Parent Reports” has the meaning set forth in Section 6.5(a).

“Parent Share Issuance” has the meaning set forth in the Recitals.

“Parent Shares” has the meaning set forth in the Recitals.

“Parent Stock Plan” has the meaning set forth in Section 6.2(a).

“Parent Stockholder Approval” means the approval of the Parent Share Issuance by the affirmative vote of a majority of the votes cast on a proposal to approve the Parent Share Issuance by the holders of the Parent Shares voting thereon.

“Parent Stockholders” has the meaning set forth in the Recitals.

“Parent Stockholders Meeting” has the meaning set forth in Section 7.5(b).

“Parent Superior Proposal” means an unsolicited bona fide written Parent Acquisition Proposal that would result in any Person (other than the Company or its stockholders) becoming the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the assets (on a consolidated basis) or fifty percent (50%) or more of the total voting power of the equity securities of Parent (or of the surviving entity in a merger involving Parent or the resulting direct or indirect parent of Parent or such surviving entity) that the Parent Board has determined in its good faith judgment, after consultation with its outside financial advisor(s) and outside legal counsel (a) would result in a transaction that, if consummated, would be more favorable to the stockholders of Parent from a financial point of view than the Mergers (after taking into account any amendments or other revisions to the terms and conditions of this Agreement agreed to by the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee in writing pursuant to Section 7.3(b) and the time likely to be required to consummate such Parent Acquisition Proposal) and (b) is reasonably capable of being consummated on the terms so proposed.

“Parent Termination Fee” has the meaning set forth in Section 9.5(c).

“Party” and “Parties” have the meanings set forth in the Preamble.

“Per Share Election Amount” has the meaning set forth in Section 4.1(b).

“Per Share Prorated Cash Amount” has the meaning set forth in Section 4.1(b)(i).

“Permitted Liens” means: (a) specified Liens described in Section 10.15 of the Company Disclosure Letter or Section 10.15 of the Parent Disclosure Letter, as applicable; (b) Liens for Taxes or other governmental charges not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate Proceedings and which are reflected on or specifically reserved against or otherwise disclosed in the consolidated balance sheets included in the Company Reports or the Parent Reports, as applicable, in accordance with GAAP; (c) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts not yet past due, or the validity or amount of which is being contested in good faith by appropriate Proceedings and which are reflected on or specifically reserved against or otherwise disclosed in the consolidated balance sheets included in the Company Reports or the Parent Reports, as applicable; (d) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislations, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of indebtedness for borrowed money) or leases, or deposits to secure surety or similar bonds, in each case incurred or made in the ordinary course of business; (e) non-exclusive licenses of Intellectual Property Rights; (f) Liens securing indebtedness incurred after the date hereof in accordance with Section 7.1; (g) other Liens or imperfections of title that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the asset or property affected by such Liens or imperfections of title, or the conduct of the business of the Company or Parent and its Subsidiaries, as applicable, as presently conducted; and (h) easements, rights of way or other similar matters or restrictions or encumbrances that may be shown or disclosed by a current and accurate survey which, in each case, do not materially impair the occupancy or use of the asset or property affected by such Liens for the purposes for which it is currently operated or used.

“Person” means, as broadly interpreted, any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity, the media or other entity of any kind or nature.

“Personal Data” means personal, personally identifiable, sensitive or regulated information or data.

“Privacy Policies” means all policies and procedures relating to Personal Data or the security, operation, backup or redundancy of any IT Assets.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, request for documents, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Product Candidate” means any drug or biological product candidate and any components thereof.

“Reference Price” means the volume weighted average (rounded to the nearest cent) of the trading price for a Parent Share on NASDAQ (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by Parent and the Company) for the five (5) consecutive trading days ending on (and including) the second (2nd) trading day immediately prior to the Election Deadline.

“Related Persons” means, with respect to any Person, such Person’s Affiliates and its and their respective former, current or future directors, officers, other Representatives or equity holders; provided, however, that, unless otherwise explicitly stated, Parent and its Subsidiaries shall be deemed to not be Related Persons of the Company (and vice versa) for any purpose hereunder.

“Representatives” has the meaning set forth in Section 7.2(a).

“Requisite Company Stockholder Approvals” means (a) the Company Stockholder Approval and (b) the Company Unaffiliated Stockholder Approval.

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.5(a).

“SEC” has the meaning set forth in Article V.

“Securities Act” means the Securities Act of 1933.

“Share” and “Shares” have the meanings set forth in the Recitals.

“Special Committee” has the meaning set forth in the Recitals.

“Special Committee Financial Advisor” has the meaning set forth in Section 5.3(b).

“Special Committee Recommendation” has the meaning set forth in the Recitals.

“Standstill Agreement” means an agreement with a Person (other than the Company, Parent, Merger Sub, Merger Sub II or any controlled Affiliate thereof) that would prohibit such Person, prior to or after the execution, delivery and public announcement of this Agreement, from communicating confidentially a Company Acquisition Proposal to the Company Board (including the Special Committee) or a Parent Acquisition Proposal to the Parent Board, as applicable.

“Stock Award Exchange Ratio” means a fraction, (i) the numerator of which is the volume weighted average (rounded to the nearest cent) of the trading price for a Share on NASDAQ (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by Parent and the Company) for the five (5) consecutive trading days ending on (and including) the second (2nd) trading day immediately prior to the Election Deadline and (ii) the denominator of which is the Reference Price.

“Stock Consideration” means the sum of the (i) the total aggregate Parent Shares issued pursuant to Section 4.1 with respect to the Stock Electing Shares and (ii) the total aggregate Parent Shares, if any, issued pursuant to Section 4.1 with respect to the Cash Electing Shares.

“Stock Electing Share(s)” has the meaning set forth in Section 4.1(a)(i).

“Stock Election” has the meaning set forth in Section 4.1(a)(i).

“Stock Election Consideration” has the meaning set forth in Section 4.1(a)(i).

“Stock Election Exchange Ratio” means 1.85.

“Stockholders Meeting” has the meaning set forth in Section 7.5(a).

“Subsequent Merger” has the meaning set forth in the Recitals.

“Subsequent Merger Effective Time” has the meaning set forth in Section 1.3(b).

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries; provided, however, that the Company will be deemed to not be a Subsidiary of Parent for any purpose hereunder, unless otherwise expressly stated.

“Surviving Corporation” has the meaning set forth in Section 1.1(b).

“Takeover Statute” has the meaning set forth in Section 5.17.

“Tax Return” means any return, report, declaration, form or statement (including information returns) with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

“Taxes” means any taxes of any kind, including those on or measured by or referred to as income, gross receipts, capital, alternative minimum, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, estimated, excise, severance, social security, unemployment, disability, stamp, occupation, premium, value-added, property or windfall profits taxes, imposts, levies, escheat, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity.

“Termination Fee” has the meaning set forth in Section 9.5(b).

“Third-Party Consents” means each filing, notice, report, consent, registration, approval, permit, waiver or authorization required to be made with or obtained from any Person that is not a Governmental Entity in connection with the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement.

“Transaction Litigation” has the meaning set forth in Section 7.14(c).

“Treasury Regulations” means the U.S. Treasury regulations (including temporary Treasury regulations) promulgated under the Code.

“Voting Agreement” has the meaning set forth in the Recitals.

“Willful and Material Breach” means a material breach that is a consequence of an act undertaken by the breaching Party or the failure by the breaching Party to take an act it is required to take under this Agreement, with knowledge that the taking of or failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.

10.16.    Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

EIDOS THERAPEUTICS, INC.

By:	/s/ Cameron Turtle
Name: Cameron Turtle
Title: Chief Business Officer

[Signature Page to Agreement and Plan of Merger]

BRIDGEBIO PHARMA, INC.

By:	/s/ Neil Kumar
Name: Neil Kumar
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

GLOBE MERGER SUB I, INC.

By:	/s/ Jonathan Barr
Name: Jonathan Barr
Title: Secretary

GLOBE MERGER SUB II, INC.

By:	/s/ Jonathan Barr
Name: Jonathan Barr
Title: Secretary

[Signature Page to Agreement and Plan of Merger]

Annex B

FORM OF VOTING AGREEMENT (DIRECTORS)

THIS VOTING AGREEMENT, dated as of October 5, 2020 (this “Agreement”), is between Eidos Therapeutics, Inc., a Delaware corporation (the “Company”), and each of the parties listed on Schedule A hereto (each, a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS, concurrently with the execution of this Agreement, the Company, BridgeBio Pharma, Inc., a Delaware corporation (“Parent”), Globe Merger Sub I, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Merger Sub”), and Globe Merger Sub II, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Merger Sub II”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger and becoming an indirect, wholly owned subsidiary of Parent, followed by the merger of the Company with and into Merger Sub II (the “Subsequent Merger”), with Merger Sub II surviving the Subsequent Merger as an indirect, wholly owned subsidiary of Parent, in each case on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date hereof, each Stockholder is the record or beneficial owner of the number of shares of Parent Common Stock set forth opposite such Stockholder’s name on Schedule A (such shares of Parent Common Stock, together with any other shares of capital stock of Parent acquired by such Stockholder after the date hereof and during the term of this Agreement, being collectively referred to as the “Subject Shares” of such Stockholder); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has requested that each Stockholder enter into this Agreement, and each Stockholder desires to enter into this Agreement to induce the Company to enter into the Merger Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

Definitions; Interpretation

SECTION 1.01. Definitions. (a) For purposes of this Agreement, the following terms shall have the following meanings:

“Agreement” has the meaning set forth in the preamble.

“Company” has the meaning set forth in the preamble.

“Merger” has the meaning set forth in the recitals.

“Merger Agreement” has the meaning set forth in the recitals.

“Merger Sub” has the meaning set forth in the recitals.

“Merger Sub II” has the meaning set forth in the recitals.

“Parent” has the meaning set forth in the recitals.

“Stockholder” has the meaning set forth in the preamble.

“Subject Shares” has the meaning set forth in the recitals.

“Subsequent Merger” has the meaning set forth in the recitals.

“Transfer” has the meaning set forth in Section 3.03.

(b) Capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement.

SECTION 1.02. Interpretation. When a reference is made in this Agreement to an Article, Section, recital, preamble or Schedule, such reference shall be to an Article, Section, recital, preamble or Schedule of this Agreement unless otherwise indicated. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Unless the express context otherwise requires: (i) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (ii) the words “hereto,” “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (iv) any pronoun used in this Agreement shall include the corresponding masculine, feminine and neutral forms; (v) the term “or” is not exclusive and has the meaning represented by the phrase “and/or”; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if” and (vii) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

Representations and Warranties of Each Stockholder

Each Stockholder represents and warrants to the Company that:

SECTION 2.01. Organization. In the event that such Stockholder is an entity, such Stockholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of its organization (in the case of good standing, to the extent such jurisdiction recognizes such concept).

SECTION 2.02. Ownership of Subject Shares. As of the date hereof, such Stockholder is the record and beneficial owner of, and has good and valid title to, the Subject Shares that are indicated opposite its name on Schedule A, free and clear of all Liens, except for any Liens created by this Agreement. Such Stockholder does not own, of record or beneficially, any shares of capital stock of Parent other than the Subject Shares set forth opposite its name on Schedule A. Such Stockholder has the sole right to vote its Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement.

SECTION 2.03. Authority; Execution and Delivery; Enforceability. In the event that such Stockholder is an individual, such Stockholder has full power and capacity to execute and deliver this Agreement and to perform their obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder, and, in the event such Stockholder is an individual and is married and the Subject Shares constitute community property or otherwise require spousal approval in order for this Agreement to be a legally valid and binding obligation of such Stockholder, this Agreement has been duly executed and delivered by such Stockholder’s spouse. In the event such Stockholder is an entity, such Stockholder has all requisite power and authority and has taken all action necessary to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by such Stockholder of this Agreement and the performance by such Stockholder of its obligations hereunder have been duly authorized by all necessary action, and no other proceedings on the part of such Stockholder (or such Stockholder’s governing body, members, stockholders, partners, trustees or similar Persons, as applicable) are necessary to authorize this Agreement or the performance by such Stockholder of its obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

SECTION 2.04. No Conflicts; Governmental Approvals. (a) The execution, and delivery by such Stockholder of this Agreement do not, and the performance by such Stockholder of its obligations hereunder will not, constitute or result in (i) in the event that such Stockholder is an entity, a conflict with, a breach or violation of, or a default under, the certificate of incorporation and the bylaws, the limited liability company agreement, the partnership agreement or comparable organizational documents of such Stockholder, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of any Lien on any of the properties, rights or assets of such Stockholder pursuant to any Contract binding upon such Stockholder or under any applicable Law to which such Stockholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon such Stockholder, except in the case of each of clauses (ii) and (iii) directly above, for any such conflict, breach, violation, termination, default, loss, creation, modification, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of such Stockholder to perform its obligations hereunder.

(b) No approval by any Governmental Entity is required to be obtained or made by or with respect to such Stockholder in connection with the execution, delivery and performance of this Agreement, other than compliance by such Stockholder with and filings under Sections 13(d) and 16 of the Exchange Act.

SECTION 2.05. Litigation. There is no Proceeding pending or, to the knowledge of such Stockholder, any claim that has been asserted against or affecting such Stockholder with respect to a Proceeding (and such Stockholder is not aware of any basis for any such Proceeding or claim), nor is there any Order outstanding against such Stockholder or to which any of its properties or assets is subject that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of such Stockholder to perform its obligations hereunder.

ARTICLE III

Covenants of the Stockholders

SECTION 3.01. Agreement to Vote. (a) From the period commencing with the execution and delivery of this Agreement and continuing until the termination of this Agreement pursuant to Section 4.11, each Stockholder agrees that:

(i) at any meeting of the stockholders of Parent called to seek the Parent Stockholder Approval or in any other circumstances upon which a vote, consent or other approval of such Stockholder with respect to the Merger Agreement, the Parent Share Issuance or any of the other transactions contemplated by the Merger Agreement is sought, such Stockholder shall cause its Subject Shares to be present in person or by proxy for purposes of constituting a quorum and vote, or cause to be voted, including by executing a written consent if requested by the Company, its Subject Shares in favor of granting the Parent Stockholder Approval and any other actions presented to the stockholders of Parent that are necessary and desirable in connection with the Parent Stockholder Approval and the Merger Agreement, the Parent Share Issuance or any of the other transactions contemplated by the Merger Agreement; and

(ii) at any meeting of the stockholders of Parent or in any other circumstances upon which a vote, consent or other approval of such Stockholder is sought, such Stockholder shall cause its Subject Shares to be present in person or by proxy for purposes of constituting a quorum and vote, or cause to be voted, including by executing a written consent if requested by the Company, its Subject Shares against (A) any Parent Acquisition Proposal or any other action, agreement or proposal made in opposition to or in competition with the consummation of the Parent Share Issuance or any of the other transactions contemplated by the Merger Agreement, (B) any action, agreement or proposal involving Parent or any of its Subsidiaries that would reasonably be expected to result in a breach of any covenant, representation or warranty of Parent, Merger Sub or Merger Sub II under the Merger Agreement and (C) any amendment of the certificate of incorporation or bylaws of Parent or any other action, agreement or proposal involving Parent or any of its Subsidiaries that would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement, the Parent Share Issuance or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of the capital stock of Parent.

(b) Each Stockholder shall not commit or agree to take any action inconsistent with any provision of Section 3.01(a).

SECTION 3.02. Irrevocable Proxy. Each Stockholder hereby irrevocably grants to, and appoints, the Company, and any individual designated in writing by the Company, and each of them individually, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote its Subject Shares, or grant a consent or approval in respect of its Subject Shares, in a manner consistent with Section 3.01 if such Stockholder has not voted such Subject Shares in a manner consistent with Section 3.01 at least five (5) Business Days prior to the applicable voting deadline. Each Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3.02 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby further affirms that the irrevocable proxy set forth in this Section 3.02 is coupled with an interest and may under no circumstances be revoked. Each Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL. Notwithstanding the foregoing, the proxy and appointment granted hereby shall be automatically revoked, without any action by any Stockholder, upon any termination of this Agreement pursuant to Section 4.11.

SECTION 3.03. Transfer and Other Restrictions. Except pursuant to this Agreement, each Stockholder shall not, directly or indirectly, (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift, merger or otherwise by operation of law) (collectively, “Transfer”), or enter into any Contract, option or other arrangement or understanding (excluding any profit sharing agreement or any other arrangement that constitutes a Transfer of the economic (but not the voting) interest in such Subject Shares) with respect to the Transfer of, any of its Subject Shares to any Person, (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of its Subject Shares, (iii) take any other action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or would in any way restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder or (iv) commit or agree to take any of the foregoing actions; provided, however, that, notwithstanding the foregoing, nothing in this Agreement shall be deemed to prohibit Stockholder from selling or disposing of Subject Shares (i) pursuant to any existing plan of Parent designated to satisfy the requirements of Rule 10b5-1 under the Exchange Act in which Stockholder is a participant as of the date of this Agreement or (ii) to any Permitted Transferee (as defined below) so long as such Permitted Transferee executes a signature page to this Agreement and delivers the same to the Company, pursuant to which such Permitted Transferee agrees to be a “Stockholder” pursuant to this Agreement with respect to such Subject Shares that are the subject of such Transfer. “Permitted Transferee” means (i) any other Stockholder, (ii) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of such Stockholder, (iii) any trust, the trustees of which include only the persons named in clauses (i) or (ii) and the beneficiaries of which include only the persons named in clauses (i) or (ii), (D) any corporation, limited liability company or partnership, the stockholders, members or general or limited partners of which include only the persons named in clauses (i) or (ii), or (iv) any person by will, for estate or tax planning purposes, for charitable purposes or as charitable gifts or donations. Each Stockholder hereby authorizes and will instruct Parent or its counsel to notify Parent’s transfer agent that there is a stop transfer order with respect to all of the Subject Shares of such Stockholder (and that this Agreement places limits on the voting and transfer of such Subject Shares), subject to the provisions hereof. Notwithstanding the foregoing, any such stop transfer order and notice will immediately be withdrawn and terminated upon any termination of this Agreement pursuant to Section 4.11.

SECTION 3.04. Non-Solicitation. Each Stockholder shall not, and shall not permit any of its controlled Affiliates or any of their respective Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate, the making of any proposal that constitutes or is reasonably likely to lead to a Parent Acquisition Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any confidential information with respect to, any Parent Acquisition Proposal. Each Stockholder shall, and shall cause its controlled Affiliates and direct its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, a Stockholder may (and may authorize and permit its controlled Affiliates and its and their respective Representatives to) furnish such information to, and participate in such discussions and negotiations with, a Person (other than such Stockholder or any of its controlled Affiliates) making a Parent Acquisition Proposal (and its Representatives) to the same extent that Parent is permitted to do so pursuant to, and in accordance with, Section 7.3 of the Merger Agreement. In the event that, pursuant to the foregoing sentence, any Stockholder or any of their respective controlled Affiliates or any of their respective Representatives furnishes to a Person making a Parent Acquisition Proposal (or its Representatives) any non-public information that has not previously been furnished to the special committee of the board of directors of the Company (the “Special Committee”) or its Representatives, such Stockholder shall furnish all such information to the Special Committee substantially concurrently with the time it is provided to such Person. Each Stockholder shall, as promptly as practicable, advise the Special Committee orally and in writing of the receipt of any Parent Acquisition Proposal after the date hereof, the material terms and conditions of any such Parent Acquisition Proposal and the identity of the Person making any such Parent Acquisition Proposal. Each Stockholder shall keep the Special Committee reasonably informed of any material developments with respect to any such Parent Acquisition Proposal (including any material changes thereto).

SECTION 3.05. Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict any Stockholder (or a designee of any Stockholder) who is a director or officer of Parent or the Company from acting in such capacity or fulfilling the obligations of such office (including, for the avoidance of doubt, exercising their fiduciary duties), including by voting, in their capacity as a director or officer of Parent or the Company, in such Stockholder’s (or its designee’s) sole discretion on any matter (it being understood that this Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of Parent or the Company), including with respect to Section 7.2 or Section 7.3 of the Merger Agreement. In this regard, each Stockholder shall not be deemed to make any agreement or understanding in this Agreement in such Stockholder’s capacity as a director or officer of Parent or the Company, including with respect to Section 7.2 or Section 7.3 of the Merger Agreement.

SECTION 3.06. Public Announcements. Each Stockholder shall, and shall cause its controlled Affiliates to, consult with the Special Committee prior to issuing any press release or otherwise making public announcements, disclosures or communications issued by such Stockholder or its controlled Affiliates with respect to this Agreement, the Merger Agreement, the Parent Share Issuance or any of the other transactions contemplated by the Merger Agreement, and shall not issue any such press release or make any such press release, public announcement, disclosure or communication prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity, in which case the Person making the disclosure shall give the Special Committee reasonable opportunity to review and comment upon such disclosure or communication to the extent reasonably practicable and legally permitted. Notwithstanding the foregoing, each Stockholder hereby agrees to permit Parent and the Company to publish and disclose in the Joint Proxy Statement (including all documents filed with the SEC in accordance therewith), such Stockholder’s identity and beneficial ownership of the Subject Shares or other equity interests of Parent and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement.

ARTICLE IV

General Provisions

SECTION 4.01. Notices. All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing (including, for the avoidance of doubt, via email) and shall be addressed to a party at the following address for such party:

(i) if to the Company, to:

Eidos Therapeutics, Inc.

101 Montgomery Street, Suite 2000

San Francisco, CA 94104

Attention:     Franco Valle

Email:           fvalle@eidostx.com

with a copy to:

Cravath, Swaine & Moore LLP

825 8th Avenue

New York, NY 10019

Attention:     Mark Greene

                      Aaron Gruber

Facsimile:     212-474-3700

Email:           mgreene@cravath.com

                       agruber@cravath.com

(ii) if to any Stockholder, to:

c/o BridgeBio Pharma, Inc.

421 Kipling Street

Palo Alto, CA 94301

Attention: [•]

Facsimile: [•]

Email: [•]

or to such other address(es) as shall be furnished in writing by any such party to the other parties hereto in accordance with the provisions of this Section 4.01.

SECTION 4.02. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of any other provision hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 4.03. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

SECTION 4.04. Entire Agreement; No Third Party Beneficiaries. This Agreement, together with the Merger Agreement to the extent referenced herein, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and is not intended to confer upon any Person other than the parties hereto any rights or remedies.

SECTION 4.05. Governing Law. This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Law of the State of Delaware without regard to the conflicts of laws, rules or principles thereof (or any other jurisdiction) to the extent that such laws, rules or principles would direct a matter to another jurisdiction.

SECTION 4.06. Venue. The parties hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event that such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) located in New Castle County in the State of Delaware or the United States District Court for the District of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties irrevocably agree that all claims relating to such Proceeding or transactions shall be heard and determined in such a Delaware state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 4.01 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

SECTION 4.07. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DOCUMENTS REFERRED TO HEREIN OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTEMPLATED IN THIS SECTION 4.07, TO ENTER INTO THIS AGREEMENT, THE AGREEMENTS CONTEMPLATED BY THE DOCUMENTS REFERRED TO HEREIN AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AS APPLICABLE.

SECTION 4.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assignable or delegable (as the case may be), in whole or in part, by operation of Law or otherwise, and any attempted or purported assignment or delegation in violation of this Section 4.08 shall be null and void. Subject to the immediately preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

SECTION 4.09. Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party agrees that, in addition to any other available remedies the parties may have in equity or at law, each party shall, unless this Agreement has been terminated in accordance with its terms, be entitled to specific performance and injunctive relief as a remedy for any such breach including an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the courts specified in Section 4.06, in each case without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law.

SECTION 4.10. Amendment; Waiver. This Agreement may be amended by the parties hereto at any time. Any amendment to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of each of the parties hereto. The parties hereto may, to the extent permitted under applicable Law, waive compliance with any of the terms or conditions contained in this Agreement. Any agreement on the part of a party to any such waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights hereunder or otherwise shall not constitute a waiver of such rights.

SECTION 4.11. Termination. This Agreement, and all obligations of the parties hereunder shall automatically terminate, without further action by any party hereto, upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement pursuant to Article IX thereof, (iii) any Change of Parent Recommendation in accordance with Section 7.3(b) of the Merger Agreement in response to a Parent Superior Proposal, (iv) any amendment of the Merger Agreement which would materially increase the number of Parent Shares issuable pursuant to the Merger or the other consideration payable by Parent under the Merger Agreement, unless each Stockholder has consented in writing to such amendment, and (v) the mutual written agreement of each Stockholder and the Company. In the event of any such termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company or any Stockholder, other than (A) this Article IV, which provisions shall survive such termination, and (B) liability for any breach of this Agreement prior to such termination.

SECTION 4.12. Special Committee. Notwithstanding anything to the contrary set forth in this Agreement, until the termination of this Agreement pursuant to Section 4.11, (i) the Company may take the following actions only with the prior approval of the Special Committee: (a) amending, restating, modifying or otherwise changing any provision of this Agreement; (b) waiving any right under this Agreement or extending the time for the performance of any obligation of any Stockholder hereunder; (c) terminating this Agreement; (d) making any decision or determination, or taking any action under or with respect to this Agreement or the transactions contemplated hereby that would reasonably be expected to be, or is required to be, approved, authorized, ratified or adopted by the Company Board; and (e) agreeing to do any of the foregoing and (ii) no decision or determination shall be made, or action taken, by the Company or the Company Board under or with respect to this Agreement or the transactions contemplated hereby without first obtaining the approval of the Special Committee. For the avoidance of doubt, any requirement of the Company or the Company Board to obtain the approval of the Special Committee pursuant to this Section 4.12 shall not, and shall not be deemed to, modify or otherwise affect any rights of any Stockholder, or any obligations of the Company, the Special Committee or the Company Board to any Stockholder, set forth in this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Agreement, all as of the date first written above.

EIDOS THERAPEUTICS, INC.,

By:

Name: Cameron Turtle
Title: Chief Business Officer

[Signature Page to Voting Agreement]

STOCKHOLDERS:

[•],

By

Name:
Title:

[Signature Page to Voting Agreement]

Schedule A

Next 60 days from 10/5/2020
Stockholder	Address	Number of Shares of Parent Common Stock	Options Exercisable	RSUs Releasable

Annex C

VOTING AGREEMENT (KKR)

THIS VOTING AGREEMENT, dated as of October 5, 2020 (this “Agreement”), is between Eidos Therapeutics, Inc., a Delaware corporation (the “Company”), and each of the parties listed on Schedule A hereto (each, a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS, concurrently with the execution of this Agreement, the Company, BridgeBio Pharma, Inc., a Delaware corporation (“Parent”), Globe Merger Sub I, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Merger Sub”), and Globe Merger Sub II, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Merger Sub II”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger and becoming an indirect, wholly owned subsidiary of Parent, followed by the merger of the Company with and into Merger Sub II (the “Subsequent Merger”), with Merger Sub II surviving the Subsequent Merger as an indirect, wholly owned subsidiary of Parent, in each case on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date hereof, each Stockholder is the record or beneficial owner of the number of shares of Parent Common Stock set forth opposite such Stockholder’s name on Schedule A (such shares of Parent Common Stock, together with any other shares of capital stock of Parent acquired by such Stockholder after the date hereof and during the term of this Agreement, being collectively referred to as the “Subject Shares” of such Stockholder); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has requested that each Stockholder enter into this Agreement, and each Stockholder desires to enter into this Agreement to induce the Company to enter into the Merger Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

Definitions; Interpretation

SECTION 1.01. Definitions. (a) For purposes of this Agreement, the following terms shall have the following meanings:

“Agreement” has the meaning set forth in the preamble.

“Company” has the meaning set forth in the preamble.

“Merger” has the meaning set forth in the recitals.

“Merger Agreement” has the meaning set forth in the recitals.

“Merger Sub” has the meaning set forth in the recitals.

“Merger Sub II” has the meaning set forth in the recitals.

“Parent” has the meaning set forth in the recitals.

“Stockholder” has the meaning set forth in the preamble.

“Subject Shares” has the meaning set forth in the recitals.

“Subsequent Merger” has the meaning set forth in the recitals.

“Transfer” has the meaning set forth in Section 3.03.

(b) Capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement.

SECTION 1.02. Interpretation. When a reference is made in this Agreement to an Article, Section, recital, preamble or Schedule, such reference shall be to an Article, Section, recital, preamble or Schedule of this Agreement unless otherwise indicated. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Unless the express context otherwise requires: (i) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (ii) the words “hereto,” “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (iv) any pronoun used in this Agreement shall include the corresponding masculine, feminine and neutral forms; (v) the term “or” is not exclusive and has the meaning represented by the phrase “and/or”; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if” and (vii) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

Representations and Warranties of Each Stockholder

Each Stockholder represents and warrants to the Company that:

SECTION 2.01. Organization. In the event that such Stockholder is an entity, such Stockholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of its organization (in the case of good standing, to the extent such jurisdiction recognizes such concept).

SECTION 2.02. Ownership of Subject Shares. As of the date hereof, such Stockholder is the record and beneficial owner of, and has good and valid title to, the Subject Shares that are indicated opposite its name on Schedule A, free and clear of all Liens, except for any Liens created by this Agreement. Such Stockholder does not own, of record or beneficially, any shares of capital stock of Parent other than the Subject Shares set forth opposite its name on Schedule A. Such Stockholder has the sole right to vote its Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement.

SECTION 2.03. Authority; Execution and Delivery; Enforceability. In the event that such Stockholder is an individual, such Stockholder has full power and capacity to execute and deliver this Agreement and to perform their obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder, and, in the event such Stockholder is an individual and is married and the Subject Shares constitute community property or otherwise require spousal approval in order for this Agreement to be a legally valid and binding obligation of such Stockholder, this Agreement has been duly executed and delivered by such Stockholder’s spouse. In the event such Stockholder is an entity, such Stockholder has all requisite power and authority and has taken all action necessary to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by such Stockholder of this Agreement and the performance by such Stockholder of its obligations hereunder have been duly authorized by all necessary action, and no other proceedings on the part of such Stockholder (or such Stockholder’s governing body, members, stockholders, partners, trustees or similar Persons, as applicable) are necessary to authorize this Agreement or the performance by such Stockholder of its obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

SECTION 2.04. No Conflicts; Governmental Approvals. (a) The execution, and delivery by such Stockholder of this Agreement do not, and the performance by such Stockholder of its obligations hereunder will not, constitute or result in (i) in the event that such Stockholder is an entity, a conflict with, a breach or violation of, or a default under, the certificate of incorporation and the bylaws, the limited liability company agreement, the partnership agreement or comparable organizational documents of such Stockholder, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of any Lien on any of the properties, rights or assets of such Stockholder pursuant to any Contract binding upon such Stockholder or under any applicable Law to which such Stockholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon such Stockholder, except in the case of each of clauses (ii) and (iii) directly above, for any such conflict, breach, violation, termination, default, loss, creation, modification, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of such Stockholder to perform its obligations hereunder.

(b) No approval by any Governmental Entity is required to be obtained or made by or with respect to such Stockholder in connection with the execution, delivery and performance of this Agreement, other than compliance by such Stockholder with and filings under Sections 13(d) and 16 of the Exchange Act.

SECTION 2.05. Litigation. There is no Proceeding pending or, to the knowledge of such Stockholder, any claim that has been asserted against or affecting such Stockholder with respect to a Proceeding (and such Stockholder is not aware of any basis for any such Proceeding or claim), nor is there any Order outstanding against such Stockholder or to which any of its properties or assets is subject that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of such Stockholder to perform its obligations hereunder.

ARTICLE III

Covenants of the Stockholders

SECTION 3.01. Agreement to Vote. (a) From the period commencing with the execution and delivery of this Agreement and continuing until the termination of this Agreement pursuant to Section 4.11, each Stockholder agrees that:

(i) at any meeting of the stockholders of Parent called to seek the Parent Stockholder Approval or in any other circumstances upon which a vote, consent or other approval of such Stockholder with respect to the Merger Agreement, the Parent Share Issuance or any of the other transactions contemplated by the Merger Agreement is sought, such Stockholder shall cause its Subject Shares to be present in person or by proxy for purposes of constituting a quorum and vote, or cause to be voted, including by executing a written consent if requested by the Company, its Subject Shares in favor of granting the Parent Stockholder Approval and any other actions presented to the stockholders of Parent that are necessary and desirable in connection with the Parent Stockholder Approval and the Merger Agreement, the Parent Share Issuance or any of the other transactions contemplated by the Merger Agreement; and

(ii) at any meeting of the stockholders of Parent or in any other circumstances upon which a vote, consent or other approval of such Stockholder is sought, such Stockholder shall cause its Subject Shares to be present in person or by proxy for purposes of constituting a quorum and vote, or cause to be voted, including by executing a written consent if requested by the Company, its Subject Shares against (A) any Parent Acquisition Proposal or any other action, agreement or proposal made in opposition to or in competition with the consummation of the Parent Share Issuance or any of the other transactions contemplated by the Merger Agreement, (B) any action, agreement or proposal involving Parent or any of its Subsidiaries that would reasonably be expected to result in a breach of any covenant, representation or warranty of Parent, Merger Sub or Merger Sub II under the Merger Agreement and (C) any amendment of the certificate of incorporation or bylaws of Parent or any other action, agreement or proposal involving Parent or any of its Subsidiaries that would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement, the Parent Share Issuance or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of the capital stock of Parent.

(b) Each Stockholder shall not commit or agree to take any action inconsistent with any provision of Section 3.01(a).

SECTION 3.02. Irrevocable Proxy. Each Stockholder hereby irrevocably grants to, and appoints, the Company, and any individual designated in writing by the Company, and each of them individually, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote its Subject Shares, or grant a consent or approval in respect of its Subject Shares, in a manner consistent with Section 3.01 if such Stockholder has not voted such Subject Shares in a manner consistent with Section 3.01 at least five (5) Business Days prior to the applicable voting deadline. Each Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3.02 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby further affirms that the irrevocable proxy set forth in this Section 3.02 is coupled with an interest and may under no circumstances be revoked. Each Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL. Notwithstanding the foregoing, the proxy and appointment granted hereby shall be automatically revoked, without any action by any Stockholder, upon any termination of this Agreement pursuant to Section 4.11.

SECTION 3.03. Transfer and Other Restrictions. Except pursuant to this Agreement, each Stockholder shall not, directly or indirectly, (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift, merger or otherwise by operation of law) (collectively, “Transfer”), or enter into any Contract, option or other arrangement or understanding (excluding any profit sharing agreement or any other arrangement that constitutes a Transfer of the economic (but not the voting) interest in such Subject Shares) with respect to the Transfer of, any of its Subject Shares to any Person, (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of its Subject Shares, (iii) take any other action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or would in any way restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder or (iv) commit or agree to take any of the foregoing actions; provided, however, that the foregoing restrictions on Transfer will not be applicable to, and the Stockholder will not be restricted or prohibited from taking, any of the following actions with respect to the Subject Shares (and the taking of such actions will not constitute a breach of this Agreement): (A) a bona fide pledge of, or grant of a security interest in, Subject Shares in connection with any financing arrangements with a financial institution that is in the business of engaging in such transactions, including any resulting Transfer of such pledged shares (or shares in which a security interest has been granted) upon any foreclosure under the indebtedness underlying such pledge or security interest; (B) any Transfer of Subject Shares to an Affiliate of such Stockholder so long as such Affiliate executes an instrument assuming all the rights, benefits and obligations of such Stockholder hereunder and (C) any Transfer of up to twenty percent (20%) of the Subject Shares as of the date of this Agreement so long as, unless such Transfer is consummated pursuant to an open market sale or in an SEC registered underwritten public offering, the transferee of such Subject Shares executes an instrument assuming all the rights, benefits and obligations of the Stockholder hereunder. Each Stockholder hereby authorizes and will instruct Parent or its counsel to notify Parent’s transfer agent that there is a stop transfer order with respect to all of the Subject Shares of such Stockholder (and that this Agreement places limits on the voting and transfer of such Subject Shares), subject to the provisions hereof. Notwithstanding the foregoing, any such stop transfer order and notice will immediately be withdrawn and terminated upon any termination of this Agreement pursuant to Section 4.11.

SECTION 3.04. Non-Solicitation. Each Stockholder shall not, and shall not permit any of its controlled Affiliates or any of their respective Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate, the making of any proposal that constitutes or is reasonably likely to lead to a Parent Acquisition Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any confidential information with respect to, any Parent Acquisition Proposal. Each Stockholder shall, and shall cause its controlled Affiliates and direct its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, a Stockholder may (and may authorize and permit its controlled Affiliates and its and their respective Representatives to) furnish such information to, and participate in such discussions and negotiations with, a Person (other than such Stockholder or any of its controlled Affiliates) making a Parent Acquisition Proposal (and its Representatives) to the same extent that Parent is permitted to do so pursuant to, and in accordance with, Section 7.3 of the Merger Agreement. In the event that, pursuant to the foregoing sentence, any Stockholder or any of their respective controlled Affiliates or any of their respective Representatives furnishes to a Person making a Parent Acquisition Proposal (or its Representatives) any non-public information that has not previously been furnished to the special committee of the board of directors of the Company (the “Special Committee”) or its Representatives, such Stockholder shall furnish all such information to the Special Committee substantially concurrently with the time it is provided to such Person. Each Stockholder shall, as promptly as practicable, advise the Special Committee orally and in writing of the receipt of any Parent Acquisition Proposal after the date hereof, the material terms and conditions of any such Parent Acquisition Proposal and the identity of the Person making any such Parent Acquisition Proposal. Each Stockholder shall keep the Special Committee reasonably informed of any material developments with respect to any such Parent Acquisition Proposal (including any material changes thereto).

SECTION 3.05. Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict any Stockholder (or a designee of any Stockholder) who is a director or officer of Parent or the Company from acting in such capacity or fulfilling the obligations of such office (including, for the avoidance of doubt, exercising their fiduciary duties), including by voting, in their capacity as a director or officer of Parent or the Company, in such Stockholder’s (or its designee’s) sole discretion on any matter (it being understood that this Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of Parent or the Company), including with respect to Section 7.2 or Section 7.3 of the Merger Agreement. In this regard, each Stockholder shall not be deemed to make any agreement or understanding in this Agreement in such Stockholder’s capacity as a director or officer of Parent or the Company, including with respect to Section 7.2 or Section 7.3 of the Merger Agreement.

SECTION 3.06. Public Announcements. Each Stockholder shall, and shall cause its controlled Affiliates to, consult with the Special Committee prior to issuing any press release or otherwise making public announcements, disclosures or communications issued by such Stockholder or its controlled Affiliates with respect to this Agreement, the Merger Agreement, the Parent Share Issuance or any of the other transactions contemplated by the Merger Agreement, and shall not issue any such press release or make any such press release, public announcement, disclosure or communication prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity, in which case the Person making the disclosure shall give the Special Committee reasonable opportunity to review and comment upon such disclosure or communication to the extent reasonably practicable and legally permitted; provided that, with respect to any Stockholder that is a partnership, the foregoing shall not restrict any communications between such Stockholder and its or its Affiliates’ direct or indirect limited partners; provided that such communications do not contain any material non-public information and do not include any statements that could reasonably be construed as critical or adverse to the Mergers, the Parent Share Issuance or the other transactions contemplated by the Merger Agreement or this Agreement or that would constitute a Change of Parent Recommendation if made by the Parent Board or any committee of the Parent Board. Notwithstanding the foregoing, each Stockholder hereby agrees to permit Parent and the Company to publish and disclose in the Joint Proxy Statement (including all documents filed with the SEC in accordance therewith), such Stockholder’s identity and beneficial ownership of the Subject Shares or other equity interests of Parent and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement.

ARTICLE IV

General Provisions

SECTION 4.01. Notices. All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing (including, for the avoidance of doubt, via email) and shall be addressed to a party at the following address for such party:

(i) if to the Company, to:

Eidos Therapeutics, Inc.

101 Montgomery Street, Suite 2000

San Francisco, CA 94104

Attention:         Franco Valle

Email:              fvalle@eidostx.com

with a copy to:

Cravath, Swaine & Moore LLP

825 8th Avenue

New York, NY 10019

Attention:        Mark Greene

                         Aaron Gruber

Facsimile:         212-474-3700

Email:              mgreene@cravath.com

                          agruber@cravath.com

(ii) if to any Stockholder, to:

Kohlberg Kravis Roberts

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

Attention:         Ali Satvat

Facsimile:         650-233-6560

Email:              ali.satvat@kkr.com

or to such other address(es) as shall be furnished in writing by any such party to the other parties hereto in accordance with the provisions of this Section 4.01.

SECTION 4.02. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of any other provision hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 4.03. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

SECTION 4.04. Entire Agreement; No Third Party Beneficiaries. This Agreement, together with the Merger Agreement to the extent referenced herein, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and is not intended to confer upon any Person other than the parties hereto any rights or remedies.

SECTION 4.05. Governing Law. This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Law of the State of Delaware without regard to the conflicts of laws, rules or principles thereof (or any other jurisdiction) to the extent that such laws, rules or principles would direct a matter to another jurisdiction.

SECTION 4.06. Venue. The parties hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event that such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) located in New Castle County in the State of Delaware or the United States District Court for the District of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties irrevocably agree that all claims relating to such Proceeding or transactions shall be heard and determined in such a Delaware state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 4.01 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

SECTION 4.07. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS

AGREEMENT, THE DOCUMENTS REFERRED TO HEREIN OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTEMPLATED IN THIS SECTION 4.07, TO ENTER INTO THIS AGREEMENT, THE AGREEMENTS CONTEMPLATED BY THE DOCUMENTS REFERRED TO HEREIN AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AS APPLICABLE.

SECTION 4.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assignable or delegable (as the case may be), in whole or in part, by operation of Law or otherwise, and any attempted or purported assignment or delegation in violation of this Section 4.08 shall be null and void. Subject to the immediately preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

SECTION 4.09. Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party agrees that, in addition to any other available remedies the parties may have in equity or at law, each party shall, unless this Agreement has been terminated in accordance with its terms, be entitled to specific performance and injunctive relief as a remedy for any such breach including an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the courts specified in Section 4.06, in each case without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law.

SECTION 4.10. Amendment; Waiver. This Agreement may be amended by the parties hereto at any time. Any amendment to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of each of the parties hereto. The parties hereto may, to the extent permitted under applicable Law, waive compliance with any of the terms or conditions contained in this Agreement. Any agreement on the part of a party to any such waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights hereunder or otherwise shall not constitute a waiver of such rights.

SECTION 4.11. Termination. This Agreement, and all obligations of the parties hereunder shall automatically terminate, without further action by any party hereto, upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement pursuant to Article IX thereof, (iii) any Change of Parent Recommendation in accordance with Section 7.3(b) of the Merger Agreement in response to a Parent Superior Proposal, (iv) any amendment of the Merger Agreement which would materially increase the number of Parent Shares issuable pursuant to the Merger or the other consideration payable by Parent under the Merger Agreement, unless each Stockholder has consented in writing to such amendment, and (v) the mutual written agreement of each Stockholder and the Company. In the event of any such termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company or any Stockholder, other than (A) this Article IV, which provisions shall survive such termination, and (B) liability for any breach of this Agreement prior to such termination.

SECTION 4.12. Special Committee. Notwithstanding anything to the contrary set forth in this Agreement, until the termination of this Agreement pursuant to Section 4.11, (i) the Company may take the following actions only with the prior approval of the Special Committee: (a) amending, restating, modifying or otherwise changing any provision of this Agreement; (b) waiving any right under this Agreement or extending the time for the performance of any obligation of any Stockholder hereunder; (c) terminating this Agreement; (d) making any decision or determination, or taking any action under or with respect to this Agreement or the transactions contemplated hereby that would reasonably be expected to be, or is required to be, approved, authorized, ratified or adopted by the Company Board; and (e) agreeing to do any of the foregoing and (ii) no decision or determination shall be made, or action taken, by the Company or the Company Board under or with respect to this Agreement or the transactions contemplated hereby without first obtaining the approval of the Special Committee. For the avoidance of doubt, any requirement of the Company or the Company Board to obtain the approval of the Special Committee pursuant to this Section 4.12 shall not, and shall not be deemed to, modify or otherwise affect any rights of any Stockholder, or any obligations of the Company, the Special Committee or the Company Board to any Stockholder, set forth in this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Agreement, all as of the date first written above.

EIDOS THERAPEUTICS, INC.,

By	/s/ Cameron Turtle

Name: Cameron Turtle
Title: Chief Business Officer

[Signature Page to Voting Agreement]

STOCKHOLDERS:

KKR GENETIC DISORDER, L.P.,

By: KKR Genetic Disorder GP LLC, its General Partner

/s/ Ali J. Satvat
Name: Ali J. Satvat
Title: Vice President

[Signature Page to Voting Agreement]

Schedule A

Stockholder	Address	Number of Shares of Parent Common Stock
KKR Genetic Disorder LP	2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025	34,510,971 shares[1]

[1]	All options held by Ali Satvat were granted as a result of Parent’s director compensation.

Annex D

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

October 4, 2020

The Special Committee of the Board of Directors

Eidos Therapeutics, Inc.

101 Montgomery Street, Suite 2000 San Francisco, CA 94104

The Special Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Eidos Therapeutics, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among BridgeBio Pharma, Inc., a Delaware corporation (“Parent”), Globe Merger Sub I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), Globe Merger Sub II, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub II”) and the Company. The Agreement provides that Merger Sub will be merged with and into the Company (the “Merger”) with the Company surviving the Merger, and, immediately following the effective time of the Merger, the Company will merge with and into Merger Sub II (the “Subsequent Merger” and, collectively with the Merger and the other transactions contemplated by the Agreement, the “Transaction”), with Merger Sub II surviving the Subsequent Merger. In the Merger, each Share that is issued and outstanding immediately prior to the effective time of the Merger (other than (a) Shares owned by the Company as treasury stock, (b) Shares otherwise owned by the Company, Parent, Merger Sub, Merger Sub II or any other direct or indirect wholly owned subsidiary of Parent and, in each case, not held on behalf of third parties and (c) Shares that are subject to Company Restricted Share Awards (as defined in the Agreement) (the Shares referred to in clauses (a), (b) and (c), together with any Shares held by any affiliate of Parent or the Company, “Excluded Shares”)) will be converted into the right to receive, at the election of the holder, (i) 1.850 shares of common stock, par value $0.001 per share, of Parent (“Parent Shares”) (the “Stock Election Consideration”) or (ii) $73.26 in cash (the “Cash Election Consideration”). The Cash Election Consideration is subject to proration as set forth in the Agreement (as to which we express no view or opinion) so that the aggregate Cash Election Consideration does not exceed $175,000,000. The aggregate Cash Election Consideration and the aggregate Stock Election Consideration to be paid to the holders of Shares (other than Excluded Shares), taken together (and not separately), are referred to as the “Consideration”. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, which is not contingent upon our rendering a favorable opinion, a portion of which is payable upon the rendering of this opinion, and a substantial portion of which is contingent upon the

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650 FAX (212) 380-2651 WWW.CENTERV1EWPARTNERS.COM

NEW YORK    ●    LONDON    ●    PARIS    ●    SAN FRANCISCO    ●    PALO ALTO    ●    LOS ANGELES

The Special Committee of the Board of Directors

Eidos Therapeutics, Inc.

October 4, 2020

consummation of the Transaction. We are also entitled to an additional fee in the future upon the satisfaction of certain conditions, which fee, if payable, would be credited against the fee that is payable contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In 2019, we were engaged to provide financial advisory services to a previous special committee of the Board of Directors of the Company (the “2019 Special Committee”) in connection with the 2019 Special Committee’s evaluation of a potential transaction between Parent and the Company, and we received compensation from the Company for such services, which will be credited against the fee that is payable contingent upon the consummation of the Transaction. In the past two years, we have not been engaged to provide financial advisory or other services to the Company or Parent, and we have not received compensation from the Company (except for the work performed for the 2019 Special Committee, as described above) or Parent during such period. In the past two years, we have been engaged to provide, and/or are currently providing, (i) financial advisory services unrelated to the Company or the Transaction to an affiliate of KKR & Co. Inc. (“KKR”) (which owns approximately 28% of Parent’s outstanding common stock), (ii) financial advisory services unrelated to the Company or the Transaction to a portfolio company of KKR and other private equity sponsors; and (iii) financial advisory services unrelated to the Company or the Transaction to Sungard Availability Services Capital, Inc. (“Sungard”), a portfolio company of KKR, Bain Capital, Blackstone Group LP, Silver Lake Management and TPG Capital, in connection with Sungard’s bankruptcy proceeding, which was completed in July 2019, and we have received, and may in the future receive, compensation for certain of the foregoing services. We may provide investment banking and other services to or with respect to the Company, Parent, KKR or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, KKR or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated October 4, 2020 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2019 and December 31, 2018 and the Annual Report on Form 10-K of Parent for the year ended December 31, 2019; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; (iv) the Prospectus of the Company filed pursuant to Rule 424(b)(4) with the Securities and Exchange on June 21, 2018, (v) the Prospectus of Parent filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on June 28, 2019; (vi) certain publicly available research analyst reports for the Company and Parent; (vii) certain other communications from the Company and Parent to their respective stockholders; (viii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by the Special Committee with the guidance of a third party consultant (the “Consultant”) and furnished to us by the Special Committee for purposes of our analysis (the “Company Forecasts”) (collectively, the “Company Internal Data”); (ix) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Parent (the “Parent Internal Data”); (x) certain financial forecasts, analyses and projections relating to Parent prepared by the Special Committee with the guidance of the Consultant and furnished to us by the Special Committee for purposes of our analysis (the “Parent Forecasts”); and (xi) and certain tax and other cost savings and operating synergies projected by the Special Committee to

The Special Committee of the Board of Directors

Eidos Therapeutics, Inc.

October 4, 2020

result from the Transaction furnished to us by the Special Committee for purposes of our analysis (the “Synergies”). We have participated in discussions with members of the senior management and representatives of the Company and Parent regarding their assessment of the Company Internal Data (including, without limitation, the Company Forecasts), the Parent Internal Data, the Parent Forecasts and the Synergies, as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and Parent and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Company Internal Data (including, without limitation, the Company Forecasts), the Parent Forecasts and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Special Committee as to the matters covered thereby, and we have relied, at your direction, on the Company Internal Data (including, without limitation, the Company Forecasts), the Parent Internal Data, the Parent Forecasts and the Synergies for purposes of our analysis and this opinion. We express no view or opinion as to the Company Internal Data (including, without limitation, the Company Forecasts), the Parent Internal Data, the Parent Forecasts, the Synergies or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company or Parent. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company or Parent, or the ability of the Company or Parent to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure

The Special Committee of the Board of Directors

Eidos Therapeutics, Inc.

October 4, 2020

or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion, as expressed herein, relates in part to the relative values of the Company and Parent. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of Parent Shares actually will be when issued pursuant to the Transaction or the prices at which the Shares or Parent Shares will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter, including, without limitation, whether such stockholder should elect to receive the Stock Election Consideration, the Cash Election Consideration, or make no election, in the Transaction.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of Special Committee of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers of BridgeBio.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the rights of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Article V of the BridgeBio bylaws contains provisions providing that current and former directors and officers of BridgeBio will be indemnified and advanced expenses by BridgeBio to the fullest extent permitted by Delaware law. BridgeBio may also, in the discretion of the BridgeBio board, provide indemnification and advance expenses to certain non-officer employees in connection with a proceeding, if such proceeding was authorized in advance by the BridgeBio board.

BridgeBio is required by Article V of the BridgeBio bylaws to indemnify any person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the BridgeBio or is a proceeding to enforce such person’s claim to indemnification (or, in the case of directors, advancement of expenses) pursuant to the rights granted by the BridgeBio bylaws.

Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock purchases or redemptions, or (iii) for any transaction from which the director derived an improper personal benefit.

Article VII of the BridgeBio certificate of incorporation eliminates the personal liability of the directors of BridgeBio to the fullest extent permitted by the DGCL, including, without limitation, Section 102(b)(7).

Section 7.12 of the merger agreement, requires that, as of the effective time, the surviving corporation will, and BridgeBio will cause the surviving corporation to, indemnify, defend and hold harmless, and advance expenses to current and former directors and officers of Eidos, to the fullest extent that Eidos would have been permitted by applicable law and by the Eidos certificate of incorporation or the Eidos bylaws as in effect on the date of the merger agreement.

Section 7.12 of the merger agreement also requires BridgeBio to cause the surviving corporation to purchase a “tail” policy as of the effective time and, for a period of six years after the effective time, to cause to be maintained in effect for the benefit of its current or former directors or officers an insurance and indemnification policy with an insurer with the same or better credit rating as the current carrier for Eidos that provides coverage for acts or omissions occurring prior to the effective time covering each such person currently covered by the officers’ and directors’ liability insurance policy of Eidos on terms with respect to coverage and in amounts no less favorable than those of each party’s directors’ and officers’ insurance policy in effect on the date of the merger agreement. However, the premium for such tail policy may not exceed 300% of the annual premium paid by Eidos for its directors’ and officers’ insurance coverage existing as of the date of the merger agreement. If the premium for such tail policy would exceed such maximum premium, BridgeBio will only be required to obtain as much directors’ and officers’ insurance coverage as can be obtained by paying such maximum premium.

For more information on the indemnification and directors’ and officers’ insurance provisions in the merger agreement, see “The Transaction Agreements—Description of the Merger Agreement—Indemnification, Exculpation and Insurance” in the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4.

Item 21. Exhibits and Financial Statements Schedules.

(a)	Exhibits

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of October 5, 2020, by and among Eidos Therapeutics, Inc., BridgeBio Pharma, Inc., Globe Merger Sub I, Inc. and Globe Merger Sub II, Inc. (included as Annex A to the joint proxy statement/prospectus included in this registration statement).

3.1	Amended and Restated Certificate of Incorporation of BridgeBio Pharma, Inc. (incorporated by reference to BridgeBio Pharma, Inc.’s Current Report on Form 8-K, filed on July 3, 2019).

3.2*	Amended and Restated Bylaws of BridgeBio Pharma, Inc.

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the validity of the securities being registered.

10.1	Form of Voting Agreement, dated as of October 5, 2020, by and between Eidos Therapeutics, Inc. and each of the directors of BridgeBio Pharma, Inc. (included as Annex B to the joint proxy statement/prospectus included in this registration statement).

10.2	Voting Agreement, dated as of October 5, 2020, by and between Eidos Therapeutics, Inc. and KKR Genetic Disorder, L.P. (included as Annex C to the joint proxy statement/prospectus included in this registration statement).

21.1*	Subsidiaries of BridgeBio, Inc.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm of BridgeBio Pharma, Inc.

23.2	Consent of Independent Registered Public Accounting Firm of Eidos Therapeutics, Inc.

23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1 hereto).

24.1*	Powers of Attorney.

99.1	Form of Proxy Card to be used by holders of common stock of BridgeBio Pharma, Inc.

99.2	Form of Proxy Card to be used by holders of common stock of Eidos Therapeutics, Inc.

99.3*	Form of Election and related materials.

99.4	Consent of Centerview Partners LLC.

(b)

All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

*	Previously filed

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.

That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, BridgeBio Pharma, Inc. has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on December 11, 2020.

BRIDGEBIO PHARMA, INC.

By:	/s/ Neil Kumar
Name: Neil Kumar, Ph.D.
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Neil Kumar Neil Kumar, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	December 11, 2020

/s/ Brian C. Stephenson Brian C. Stephenson, Ph.D., CFA	Chief Financial Officer (Principal Financial Officer)	December 11, 2020

* Yi Ching Yau	Chief Accounting Officer (Principal Accounting Officer)	December 11, 2020

* Eric Aguiar, M.D.	Director	December 11, 2020

* Jennifer E. Cook	Director	December 11, 2020

* Ronald J. Daniels	Director	December 11, 2020

* Charles Homcy, M.D.	Director	December 11, 2020

* Andrew W. Lo, Ph.D.	Director	December 11, 2020

* James C. Momtazee	Director	December 11, 2020

* Ali Satvat	Director	December 11, 2020

* Brenton L. Saunders	Director	December 11, 2020

* Randal Scott, Ph.D.	Director	December 11, 2020

* Richard H. Scheller, Ph.D.	Director	December 11, 2020

*By: /s/ Neil Kumar Neil Kumar, Ph.D. Attorney-in-fact